As confidentially submitted to the Securities and Exchange Commission on July 1, 2024. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

APNIMED, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	82-1910611
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

39 John F. Kennedy Street, 4th Floor

Cambridge, MA 02138

(617) 500-8880

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lawrence G. Miller, M.D.

Chief Executive Officer

39 John F. Kennedy Street, 4th Floor

Cambridge, MA 02138

(617) 500-8880

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Rachael Bushey Justin Platt Goodwin Procter LLP One Commerce Square 2005 Market Street, 32nd Floor Philadelphia, PA 19103 (445) 207-7800	Ilir Mujalovic Allen Overy Shearman Sterling US LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated    , 2024

P R O S P E C T U S

    Shares

Common Stock

This is Apnimed, Inc.’s initial public offering. We are selling    shares of our common stock.

We expect the public offering price to be between $  and $  per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will trade on the Nasdaq Global Market under the symbol ‘‘APNI.’’

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks that are described in the ‘‘Risk Factors’’ section beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” beginning on page 223 for additional information regarding compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional    shares from us, at the public offering price, less the underwriting discounts and commissions, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about    , 2024.

BofA Securities	Jefferies	Evercore ISI

BTIG

The date of this prospectus is    , 2024.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, and results of operations may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

“Apnimed,” the “Apnimed” logo, and other trademarks, trade names, or service marks of Apnimed, Inc. appearing in this prospectus are the property of Apnimed, Inc. All other trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our interim unaudited financial statements as of and for the three months ended March 31, 2024 and 2023 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the Company,” “Apnimed,” and similar references refer to Apnimed, Inc., the registrant on the cover page of the registration statement of which this prospectus forms a part.

Overview

We are a clinical stage pharmaceutical company dedicated to the discovery, development, and commercialization of novel oral therapies that address the neurobiology of sleep-related breathing diseases. Our lead product candidate, AD109, is in two pivotal Phase 3 clinical trials and is being developed for the most common form of sleep apnea, obstructive sleep apnea (OSA). OSA has a prevalence of more than 50 million people in the United States and nearly one billion people worldwide. AD109 met both primary and secondary endpoints of improved breathing and oxygenation throughout the night and demonstrated clinically meaningful and statistically significant improvement of the tertiary OSA symptom endpoint of fatigue at one month in our Phase 2b clinical trial (MARIPOSA). If approved, we believe AD109 has the potential to disrupt the current OSA treatment paradigm, which is primarily comprised of medical devices that can be uncomfortable and undesirable, resulting in low patient adoption and compliance. Our goal is to improve the lives of people with OSA who have either refused, abandoned or are dissatisfied with current treatment options.

OSA is a serious chronic disease that can cause debilitating symptoms leading to severe and potentially life-threatening complications. Disease severity of OSA has historically been measured by Apnea-Hypopnea Index (AHI), which represents the number of times per hour that the airway fully or partially collapses during sleep and is considered the standard objective measure of OSA severity in clinical practice. Notably, even patients classified as having mild OSA by typical AHI criteria can experience severe, life-altering symptoms, such as debilitating daytime fatigue, loud snoring and irritability.

Although OSA is a highly prevalent condition, we believe the potential market for OSA is underestimated because many people with OSA remain undiagnosed. It is estimated that approximately two-thirds of people in the United States with OSA have not sought diagnosis or treatment in part due to lack of awareness, but also because they seek to avoid current treatment options as they find them uncomfortable or unacceptable. OSA generally affects middle-aged and older adults of varying ages, weights, sexes, and ethnicities. Epidemiologic studies estimate that more than 60% of middle-aged and older adults living with OSA are not obese. There is no U.S. Food and Drug Administration (FDA) approved pharmacologic therapy to treat the crucial underlying cause of OSA, neuromuscular dysfunction during sleep. We believe the market opportunity for OSA is ripe for disruption, similar to other disease markets that were transformed by the introduction of an effective oral therapy such as osteoporosis, erectile dysfunction, rheumatoid arthritis, multiple sclerosis, hepatitis C and others.

We believe a novel, oral and convenient treatment option to treat the underlying cause of OSA could be positioned to capitalize on the significant unmet need. A pharmacological option could unlock latent demand for treatment and expand overall awareness, screening, diagnosis and treatment for OSA. Therefore, we designed AD109 as an oral, once-nightly, rapid-onset therapy to improve upper airway muscle activity during sleep, a crucial underlying cause of all OSA. If approved, we believe AD109 has the potential to become the standard of care for the treatment of OSA.

In MARIPOSA, AD109 met both the primary breathing endpoint (AHI reduction, p<0.0001) and secondary oxygenation endpoints (reduction of oxygen desaturation index (ODI) p<0.001 and hypoxic burden (HB) p<0.05) and demonstrated clinically meaningful and statistically significant improvement of the tertiary OSA symptom endpoint of fatigue (Patient-Reported Outcomes Measurement Information System (PROMIS)-Fatigue, p<0.05) at one month. MARIPOSA was designed to evaluate AD109 across a broad range of OSA severity, including mild, moderate and severe OSA and enrolled 211 patients in the United States. AD109 demonstrated a statistically significant placebo-adjusted mean reduction of AHI of 47.1%, which was the primary endpoint. This magnitude of AHI reduction is similar to that produced by the current standard-of-care treatment, continuous positive airway pressure (CPAP), when CPAP is used at the level typically defined as compliant over the long term. Furthermore, AD109 was generally well-tolerated with nearly all adverse events (AEs) being mild or moderate, and no serious adverse events (SAEs) or deaths in the AD109 arm of any Phase 1 or 2 clinical trials. AD109 was also observed to improve quality of life and sleep across a number of objective and subjective measures with clinical activity throughout the night.

The graph shows a histogram of percent reduction of baseline AHI by AD109, illustrating the high level of improvement experienced by a substantial proportion of patients, including greater than 80 and 90% reductions.

AD109 is currently being evaluated in two pivotal Phase 3 clinical trials (LunAIRo and SynAIRgy) for the treatment of OSA, and we expect to enroll approximately 1,400 patients with mild to severe OSA across both trials. LunAIRo is fully enrolled with 660 patients and SynAIRgy is expected to be fully enrolled in      . LunAIRo is a randomized, double-blind, placebo-controlled, one year, parallel-arm trial comparing a fixed dose combination of AD109 to placebo in U.S. patients with mild, moderate and severe OSA. SynAIRgy follows the same study design, but with six-month dosing and includes patients from both the U.S. and Canada. We anticipate reporting topline data for LunAIRo and SynAIRgy in      .

To achieve our vision of bringing to market novel oral therapies that improve the daily lives of people suffering from OSA, we have assembled a team with strong scientific, development, clinical, medical affairs and commercial expertise across our organization with a focus on sleep apnea and other sleep and breathing diseases. Beyond our AD109, we are evaluating other oral pharmaceutical product candidates designed to treat sleep and breathing diseases. In November 2023, we entered into a joint venture with Shionogi & Co., Ltd (Shionogi), known as Shionogi Apnimed Sleep Science (SASS), to develop novel therapies for sleep and breathing diseases. SASS initiated several discovery and development-stage programs in 2024.

Our Current Product Pipeline and Approach to Product Development

Our current product pipeline consists of AD109 and with respect to SASS, other product candidates under development for the treatment of other sleep and breathing diseases.

Our pipeline is shown below:

We are also exploring additional product candidates designed to treat other sleep and breathing diseases. We intend to develop these additional proprietary product candidates independently by leveraging our in-house expertise across key functional areas of drug identification and development powered by a team with long-standing experience in sleep and breathing diseases, drug development and new product commercialization.

We plan to continue to be opportunistic and engage in collaborations or strategic alliance building with partners across various deal structures as with our joint venture with Shionogi. Our candidates advanced under such alliances may be reliant upon the contribution of our intellectual capital including, but not limited to, scientific knowledge, intellectual property, development expertise, clinical operations and sleep-expert network.

Our Solution is a Once-Nightly Oral Medication for OSA

We believe AD109 has the potential to transform the treatment paradigm of OSA by providing patients with a convenient, once-nightly, just prior to bedtime oral drug. In MARIPOSA, we demonstrated that AD109 may improve breathing in the first night of use for most patients and that it is able to reduce AHI throughout the night.

OSA Market Opportunity

OSA is a serious chronic disease and is the most common form of sleep apnea affecting a wide range of people across varying ages, weight classes, sexes, and ethnicities with significant unmet medical need. According to the World Health Organization, OSA affects approximately one billion people globally, with a prevalence that is increasing over time due to increases in major risk factors, including obesity and an aging population. In the United States, the prevalence of OSA is estimated to be greater than asthma and diabetes, at more than 50 million people.

However, we believe these prevalence figures may be underestimated due to OSA being under diagnosed. We believe there is a significant opportunity worldwide to provide effective therapies to OSA patients. With the significant unmet need and more than two-thirds of people with OSA still undiagnosed, we believe that diagnosis and treatment rates for OSA can increase when a convenient option, such as a once nightly oral tablet, becomes available. We believe AD109, if approved, can be prescribed for most patients diagnosed with OSA.

Our Strategy

We are a clinical stage pharmaceutical company dedicated to the discovery, development, and commercialization of novel oral therapies that address the neurobiology of sleep-related breathing diseases. We aim to improve the daily lives of people suffering from these disorders by offering a convenient treatment option which, if approved, we expect to become the standard of care for the treatment of OSA.

We intend to achieve our goals by pursuing the following key strategic objectives:

•	Advance AD109 through clinical development to secure regulatory approval for the treatment of OSA in the United States;

•	Engage and educate thought leaders, prescribers and payors;

•	Educate people living with OSA about the benefits of neuromuscular treatments like AD109;

•	Advance other product candidates through clinical development and become a leading sleep and breathing diseases company;

•	Continue to strengthen and expand our intellectual property portfolio; and

•	Evaluate strategic opportunities to maximize the value of our product candidates.

Our Team

We have a seasoned leadership team with decades of collective experience in life sciences. Lawrence Miller, M.D., our Chief Executive Officer and Chairperson of our board of directors, has extensive life science and healthcare leadership experience, most recently as the Founder, Chief Executive Officer and board member of Macrolide Pharmaceuticals, and prior to that as the Founder, Chief Executive Officer and board member of Activate Networks, Inc. Dennis Molnar, our President and Chief Operating Officer, has over 25 years of biopharmaceutical experience, including as Chief Executive Officer of Paratek Pharmaceuticals, Inc. Ronald Farkas, M.D., Ph.D., our Chief Medical Officer, has held numerous clinical development leadership roles, including at the FDA, where he served as Clinical Team Leader for drugs to treat sleep diseases including OSA. Graham Goodrich, our Chief Commercial Officer, has an extensive track record of commercial success in launching and marketing transformative brands, including Nurtec® ODT for the treatment of migraines in the midst of the COVID-19 pandemic and previously served as the U.S. Migraine Franchise Lead at Pfizer, Inc. Barry Wohl, co-founder and Chief Business Officer, has diverse operating and strategic planning experience in both the medical device and biopharmaceutical sectors, including working with global biotechnology firms of all sizes and development stages at IMS Consulting Group and IMS Health Capital (now IQVIA). Luigi Taranto Montemurro, M.D., our co-founder and Chief Scientific Officer, has an extensive clinical background in sleep medicine, including his foundational research at the Brigham and Women’s Hospital at Harvard Medical School, which provided the proof of concept for the first combination of drugs for the treatment of obstructive sleep apnea under development by us.

Our board of directors includes members with extensive experience leading companies in the field of pharmaceuticals, including Joseph Avellone, M.D., former Executive Vice President at PAREXEL International, Chris Dimitropoulos, former Co-Founder and Chief Executive Officer of Inexos Therapeutics, and Paul Fonteyne, former President and Chief Executive Officer of Boehringer-Ingelheim, USA.

Summary Risk Factors

Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	We are a clinical stage pharmaceutical company and have incurred significant operating losses since our inception and we expect to incur significant operating losses for the foreseeable future.

•

Even if this offering is successful, we will require substantial additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

•	There is substantial doubt about our ability to continue as a going concern.

•

Our business depends on the success of our lead product candidate, AD109, which is in Phase 3 clinical development. If we are unable to obtain regulatory approval for or successfully commercialize AD109, our business will be materially harmed.

•	Development of combination therapies may present more or different challenges than development of single agent therapies.

•	The marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approval for the commercialization of AD109.

•

If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

•

The use of AD109 or any other current or future product candidates could be associated with side effects, such as insomnia, adverse events or other properties or safety risks that could delay or prevent regulatory approval, cause us to suspend or discontinue clinical trials, abandon AD109 or any future product candidate, limit our market acceptance, if approved, or result in significant negative consequences following marketing approval, if any.

•

We rely on third parties to conduct our clinical trials of our product candidates and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

•

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable and the FDA or comparable foreign authorities may disagree with our regulatory plans, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

•	The commercial success of AD109 will depend upon the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community.

•

We currently compete and will in the future continue to compete against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may prevent us from achieving increased market penetration and improved operating results.

•	We have established a strategic collaboration with Shionogi, and our inability to maintain this relationship could materially adversely affect our business.

•

We in-license key intellectual property necessary for the development of our current product candidates. If we fail to comply with our obligations in our current and future intellectual property licenses with third parties, resulting in the termination of such licenses, we could lose rights that are important to our business.

•	If we are unable to obtain, maintain, enforce or protect intellectual property rights related to any of our product candidates or technology, we may not be able to compete effectively in our market.

Corporate Information

We were incorporated under the laws of the State of Delaware in June 2017. Our principal executive offices are located at 39 John F. Kennedy Street, 4th Floor, Cambridge, Massachusetts 02138 and our telephone number is (617) 500-8880. Our website address is www.apnimed.com. The information contained on, or accessible through, our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our common stock. We have included our website in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

reduced obligations with respect to financial data, including only being required to present two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•

an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding mandatory audit firm rotation and the communication of critical audit matters in the auditor’s report on financial statements.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering, (ii) the last day of the fiscal year in which we have more than $1.235 billion in total annual gross revenues, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities and Exchange Commission (SEC), which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30th, or (iv) the date on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financials to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares	shares

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•

approximately $  million to fund the clinical development of AD109 for the treatment of OSA through the completion of our ongoing LunAIRo and SynAIRgy Phase 3 clinical trials, as well as initial preparations for commercialization, if approved; and

•	the remaining proceeds to fund other research and development activities, as well as for working capital and other general corporate purposes.

See the section titled “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” on page 12 and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

Proposed Nasdaq Global Market symbol	“APNI”

The number of shares of our common stock to be outstanding after this offering is based on      shares of common stock outstanding as of    , 2024 (which includes    shares of unvested restricted common stock), assuming conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into an aggregate of    shares of common stock upon the closing of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of stock options, at a weighted-average exercise price of $ per share;

•

     shares of our common stock reserved for issuance pursuant to future awards under our 2017 Stock Incentive Plan (the 2017 Plan), which shares will be added to the shares of our common stock reserved for future issuance under the 2024 Equity Incentive Plan (the 2024 Plan);

•

    shares of our common stock reserved for future issuance under the 2024 Plan which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2024 Plan; and

•

    shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan (the ESPP), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:

•	a -for- reverse stock split of our Class A common stock to be effected prior to the closing of this offering;

•	the reclassification and renaming of all outstanding shares of Class A common stock into shares of common stock;

•	the automatic conversion of all of our convertible preferred stock, Class B and Class C common stock outstanding into an aggregate of shares of our common stock upon the closing of this offering;

•	an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;

•	no exercise of the outstanding stock options described above;

•	the filing and effectiveness of our seventh amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

SUMMARY FINANCIAL DATA

The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated. The summary consolidated statements of income for the years ended December 31, 2023 and 2022 and the consolidated balance sheet data as of December 31, 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial and other data set forth below should be read together with the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial and other data in this section are not intended to replace our audited consolidated financial statements and the related notes and are qualified in their entirety by our audited consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of our future results.

	Year ended December 31,
(in thousands, except share and per share data)	2023	2022
Statements of Operations Data:
License revenue—Related Party	$—	$1,000
Operating Expenses:
Research and development	37,207	20,919
General and administrative	11,309	6,629

Total operating expenses	48,516	27,548

Loss from operations	(48,516)	(26,548)
Other income, net	5,770	340

Net loss before loss from equity method investment	(42,746)	(26,208)
Income tax expense	—	—
Loss from equity method investment	(37,500)	—

Net Loss	(80,246)	(26,208)
Other comprehensive loss—cumulative effect of foreign currency	—	(9)

Comprehensive loss	$(80,246)	$(26,217)

Basic and diluted net loss per share attributable to common stockholders(1)	$(27.84)	$(11.04)

Weighted average common shares outstanding, basic and diluted(1)	2,882,585	2,374,624

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)

Pro forma weighted average common shares outstanding, basic and diluted(1)

(1)	See Note 2 to our consolidated financial statements for an explanation of the calculations of our net loss per share attributable to common stockholders, basic and diluted.

(2)

The unaudited pro forma basic and diluted weighted-average common shares outstanding used in the calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2023 have been prepared to give effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock upon the closing of this offering; and (ii) the reclassification and renaming of all outstanding shares of Class A common stock into shares of common stock, as if such conversion, reclassification and renaming occurred on January 1, 2023.

	As of December 31, 2023
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)(3)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$173,957
Working (deficit) capital(3)	$156,275
Total assets	$214,039
Total liabilities	$149,542
Convertible preferred stock	$204,890
Accumulated equity (deficit)	($157,848)
Total stockholders’ equity (deficit)	($140,393)

(1)

The pro forma balance sheet data gives effect (i) the filing and effectiveness of our seventh amended and restated certificate of incorporation immediately prior to the closing of this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into an aggregate of    shares of common stock upon the closing of this offering; and (iii) the reclassification and renaming of all outstanding shares of Class A common stock into shares of common stock.

(2)

The pro forma as adjusted column above gives further effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of    shares of our common stock in this offering at an assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and total stockholders’ deficit by $  , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets, and stockholders’ deficit by $  , assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Working capital is defined as total current assets less total current liabilities. See our consolidated financial statements and the related notes thereto included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

12

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information in this prospectus, including our financial statements and the related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common stock. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Our Operating History, Financial Condition and Need for Additional Capital

We are a clinical stage pharmaceutical company and have incurred significant operating losses since our inception and we expect to incur significant operating losses for the foreseeable future. We may never become profitable and, if profitability is ever achieved, we may not be able to sustain it.

We are a clinical stage pharmaceutical company with a limited operating history upon which you can evaluate our business and prospects, and we have incurred significant operating losses since our inception and expect to continue to incur significant operating losses for the foreseeable future as we continue our clinical trials and development programs for AD109 and other or future product candidates. As an organization, we have not yet demonstrated an ability to successfully complete clinical development and obtain regulatory approvals, manufacture products at commercial scale, or arranged for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful commercialization. Consequently, predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing sleep apnea and other sleep and breathing disease products.

We have no products approved for commercial sale and have not generated any commercial revenue to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not profitable and have incurred significant net losses since our inception. Our net losses were $80.2 million and $26.2 million for the years ended December 31, 2023 and 2022, respectively. We had cash, cash equivalents and short-term investments of $174.0 million and $133.8 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $157.8 million. In the future, we intend to continue to conduct research and development, clinical testing, regulatory compliance and, if AD109 or any other or future product candidate is approved, sales and marketing activities that, together with anticipated general and administrative expenses, will likely result in the incurrence of further significant operating losses for the foreseeable future.

We may not be profitable even if we succeed in commercializing any of our product candidates. We anticipate that our expenses will increase substantially if, and as, we:

•	advance AD109 and our other product candidates through clinical development;

•	continue preclinical and discovery efforts for our other and future programs;

•	experience an increase in headcount as we expand our research and development organization and market development and pre-commercial planning activities;

•	scale up manufacturing to accommodate demand for AD109, if approved for commercialization;

•	undertake any pre-commercial or commercial activities to establish sales, marketing and distribution capabilities;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval;

•	establish and expand manufacturing capabilities and supply chain capacity for our product candidates;

•	hire additional research and development, clinical, commercial, and operational personnel;

•

experience any delays, challenges, or other issues associated with any of the above, including the failure of clinical trials meeting endpoints, the generation of unanticipated preclinical study results or clinical trial data subject to differing interpretations, or the occurrence of potential safety issues or other development or regulatory challenges;

•

seek to identify, acquire and develop additional research programs, product candidates, intellectual property or technologies to expand our pipeline, including through business development efforts to invest in or in-license other technologies or product candidates;

•	maintain, expand and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

•

incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with an exchange listing and Securities and Exchange Commission (SEC) requirements, director and officer insurance premiums, and investor relations costs;

•	establish and maintain collaborations; and

•

make milestone, royalty or other payments due under our exclusive patent license agreement with The Brigham and Women’s Hospital, Inc. (BWH) (the BWH License) and any future in-license, assignment or collaboration agreements.

Pharmaceutical product development entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable and, therefore, any investment in us is highly speculative. Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue, if any, unless and until we are able to obtain regulatory approval for, and successfully commercialize, AD109, or any other current or future product candidates we may develop. Successful commercialization will require achievement of many key milestones, which vary by jurisdiction and may include demonstrating safety and efficacy in clinical trials, obtaining regulatory, including marketing, approval for AD109 or any other or future product candidates, manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain regulatory approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. We may also encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. Because of the uncertainties and risks associated with these activities, we are unable to accurately and precisely predict the extent of any further losses, the timing and amount of revenues or if or when we might achieve profitability. We may never succeed in these activities and, even if we do, we may never generate revenues that are large enough for us to achieve profitability and even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. We will encounter risks and difficulties, known and unknown, that are frequently experienced by early-stage companies in rapidly evolving fields. As we advance our product candidates, we must transition from a company with a research focus to a company capable of supporting, if clinical development is successful, commercial activities. We may not be successful in such transitions. If we do not address these risks successfully, our business will suffer. Similarly, we expect that our financial condition and operating results may fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. As a result, you should not rely upon the results of any quarterly or annual period as an indicator of future operating performance.

If we continue to suffer losses and if we do not achieve or sustain profitability, you may not receive any return on your investment and may lose your entire investment. Accordingly, before making an investment in us, you should consider our prospects, factoring in the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage pharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they would otherwise be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

Even if this offering is successful, we will require substantial additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek regulatory and marketing approval for, AD109 and future product candidates. Even if AD109 or other current or future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because the outcome of any clinical trial or preclinical study is highly uncertain, we cannot reliably estimate the actual amount of financing necessary to successfully complete the development and commercialization of AD109 or any future product candidates. We have funded our operations principally through private financings. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the clinical and preclinical development of our product candidates. We may also need to raise additional funds sooner if we choose to pursue additional indications and/or geographies for AD109 or any of our future product candidates or otherwise expand more rapidly than we presently anticipate.

As of December 31, 2023, we had $174.0 million of cash, cash equivalents, and short-term investments. Based upon our current operating plan, we believe that our existing cash, cash equivalents, and short-term investments, together with the net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through    . However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain. Further, our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. The net proceeds of this offering, together with our existing cash, cash equivalents and short-term investments, may not be sufficient to complete development of AD109, or any future product candidate. We may also raise additional financing on an opportunistic basis in the future. For example, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert the attention of our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. Our future capital requirements will depend on many factors, including but not limited to:

•	the number and size of clinical trials required for regulatory approval of AD109 or any other current or future product candidates;

•	the timing of, and the costs involved in, pursuing regulatory review and marketing approval for AD109 or any other current or future product candidates;

•	subject to receipt of regulatory approval, revenue, if any, received from commercial sales of AD109 or any other current or future product candidates;

•

requirements of regulatory authorities in any additional jurisdictions in which we may seek approval for AD109 and any other current or future product candidates and our anticipated timing for seeking approval in such jurisdictions;

•

if approved, the costs of commercialization activities for AD109, or any other product candidate that receives regulatory approval, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;

•

if approved, our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors for AD109 and adequate market acceptance, market share and revenue for any approved product;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	the number of future product candidates that we may pursue and their development requirements;

•

the scope, timing, progress, costs and results of discovery, preclinical development and clinical trials for our product candidates, including any modifications to clinical development plans based on feedback that we may receive from regulatory authorities;

•	the scope, timing, progress, costs and results of any post-marketing study or pediatric study requirements for any product candidates that receive approval;

•	the ability to scale manufacturing capabilities, to identify alternative manufacturing sources, if needed, and any supply chain interruptions and delays;

•	addressing any potential supply chain interruptions or delays;

•

delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations (CROs), contract manufacturing organizations (CMOs), and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights, including enforcing and defending intellectual property related claims;

•	the extent to which we in-license or acquire rights to other products, product candidates or technologies;

•	our ability to establish and maintain collaborations, licenses, and other similar arrangements on favorable terms;

•	the achievement of milestones or occurrence of other developments that trigger payments under any license or collaboration agreements we might have at such time, including the BWH License;

•	our headcount growth and associated costs as we expand our business operations and research and development activities and prepare to establish a commercial infrastructure;

•	expenses to attract, hire and retain skilled personnel;

•	the costs of operating as a public company; and

•	the effect of macroeconomic trends including inflationary pressures and interest rates;

Because of the numerous risks and uncertainties associated with research and development of product candidates, we are unable to predict the timing or amount of our working capital requirements. In addition, if we obtain regulatory approval for AD109 or any other current or future product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution which make it difficult to predict when or if we will be able to achieve or maintain profitability. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to support our continuing operations. Our ability to raise additional funds will depend on financial, economic, political and market conditions and other factors, over which we may have no or limited control. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce or terminate our product development programs, future commercialization efforts or other operations.

There is substantial doubt about our ability to continue as a going concern.

We have determined that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise additional capital as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we may be forced to delay our development efforts, limit our activities and reduce research and development costs. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital, enter into licensing and collaboration arrangements, or other contractual relationships with third parties, and otherwise execute our development strategy.

Risks Related to the Development and Regulatory Approval of Our Current and Future Product Candidates

Our business depends on the success of our lead product candidate, AD109, which is in Phase 3 clinical development. If we are unable to obtain regulatory approval for or successfully commercialize AD109, our business will be materially harmed.

Our clinical development is primarily focused on our lead product candidate, AD109, for the treatment of obstructive sleep apnea (OSA). AD109 is currently in Phase 3 clinical development, and successful continued development and ultimate regulatory approval of AD109 for OSA is critical to the future success of our business. We have invested, and will continue to invest, a significant portion of our time and financial resources in the clinical development of AD109. We will need to raise sufficient funds to successfully complete the development program for AD109. The future regulatory and commercial success of AD109 is subject to a number of risks, including the following:

•	our ability to obtain financial and other resources to complete clinical trials associated with AD109;

•	our ability to successfully advance AD109 through clinical development, obtain regulatory approval, and pursue indication expansion of AD109;

•

the interpretation of our preclinical and clinical data by regulatory authorities to support marketing approvals and the potential need to conduct additional preclinical studies or clinical trials, including any post-marketing requirements or pediatric clinical trials;

•

any product-related adverse events (AEs) or serious adverse events experienced by subjects in our clinical trials, or by individuals using pharmaceuticals with similar characteristics as AD109, and product labeling restrictions or limitations that may result, including any boxed warnings;

•	the satisfaction of applicable regulatory requirements, including to satisfy applicable rules governing fixed dose combination products;

•	our ability to obtain and maintain patent and trade secret protection and regulatory exclusivity for AD109;

•

our ability to make arrangements with third-party manufacturers, or establish manufacturing capabilities, for both clinical and commercial-scale supplies of AD109 including the costs and timing of manufacturing, including as a result of inflation, any supply chain issues or component shortages;

•

our ability to establish sales, marketing and distribution capabilities, if AD109 receives marketing approval, whether alone or in collaboration with others and the timing, receipt and terms of such marketing approval;

•	the successful launch of commercial sales of AD109, if and when approved, whether alone or in collaboration with others;

•	the acceptance of AD109, if and when approved, by patients, the medical community and third-party payors;

•	our ability to obtain and maintain favorable pricing and third-party coverage and adequate reimbursement;

•	our ability to maintain a continued acceptable safety profile following any regulatory approval;

•	our ability to effectively compete with other therapies, including continuous positive airway pressure (CPAP) and neurostimulation technology; and

•	our ability to promote and distribute our products, if approved, consistent with all applicable healthcare laws.

Of the large number of drugs in development in the pharmaceutical industry, only a small percentage result in the submission of a new drug application (NDA) to the U.S. Food and Drug Administration (FDA) and even fewer are approved for commercialization. There is no pharmacologic therapy currently approved by the FDA to treat the neuromuscular dysfunction of OSA. As a result, the regulatory approval process for product candidates such as AD109 is uncertain and may be more expensive and take longer than the approval process for product candidates based on better known or more extensively studied therapies or indications. Furthermore, even if we receive regulatory approval to market AD109, any such approval may be subject to limitations on the indicated uses or patient populations for which we may market the drug. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development program for AD109, we may be unable to successfully develop or commercialize AD109, if approved. If we are unable to develop, or obtain regulatory approval for, or, if approved, successfully commercialize AD109, or if we experience delays as a result of the above factors or otherwise, we may not be able to generate sufficient revenue to continue our business.

Development of combination therapies may present more or different challenges than development of single agent therapies.

AD109, is a fixed-dose combination drug product. The development of combination therapies may be more complex than the development of single agent therapies and generally requires that sponsors demonstrate the contribution of each component to the claimed effect and the safety and efficacy of the combination as a whole. This requirement may make the design and conduct of clinical trials more complex, requiring more clinical trial subjects. We also may not be able to meet the FDA’s current or future approval standards required for combination products. For example, under the “combination rule”, the FDA may not file or approve a fixed-dose combination product unless each component of a proposed drug product is shown to make a contribution to the claimed effects and the dosage of each component (amount, frequency, duration) is safe and effective for the intended population. To satisfy these requirements, the FDA typically requires a clinical factorial study, designed to assess the effects attributable to each drug in the combination product. This is particularly true when the ingredients are directed at the same sign or symptom of the disease or condition. The FDA has accepted a variety of approaches to satisfy the combination rule. The FDA has also stated that it may be possible to use other types of clinical and nonclinical data and mechanistic information available to demonstrate the contributions of the individual active ingredients to the effect of the combination. While we have provided clinical data to the FDA from our Phase 2b clinical trial (MARIPOSA) suggesting that aroxybutynin monotherapy would not be as effective as the combination, the FDA could later decide that a factorial trial is needed to support a marketing approval of AD109. Moreover, the applicable requirements for approval of a combination therapy may differ from country to country. In the event that one of our product candidates were to fail to demonstrate sufficient safety and efficacy or establish its contribution to the claimed effects of a combination product, we would need to identify alternatives. In the event we are unable to do so or are unable to do so on commercially reasonable terms, our business and prospects would be materially harmed.

If clinical trials for our product candidates are prolonged, delayed or suspended, we may be unable to seek regulatory approval for and commercialize our product candidates on a timely basis, if at all, which would require us to incur additional costs and substantially harm our business.

Drug development has inherent risk. We will be required to demonstrate through adequate and well- controlled clinical trials that our product candidates are safe and effective for use in their target indications before we can seek regulatory approvals for their commercial sale. Clinical studies are expensive, difficult to design and implement, can take many years to complete and are uncertain as to the outcome. Delay or failure can occur at any stage of development, including after commencement of any of our clinical trials. In addition, success in early clinical trials does not mean that later clinical trials will be successful, because later-stage clinical trials may be conducted in broader patient populations and involve different study designs. For instance, the results from MARIPOSA may not be predictive of the final results from LunAIRo and SynAIRgy. Additionally, LunAIRo and SynAIRgy are larger than our previous trials, and we may see effects that we did not see in previous trials, which involved smaller groups of participants. Furthermore, our future trials will need to demonstrate sufficient safety and efficacy in larger patient populations for approval by regulatory authorities. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results.

We cannot predict whether we will encounter problems with any completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	serious or unexpected side effects related to the product candidate being tested or in clinical trials of the same class of agents conducted by other companies;

•	selection of doses that may be found suboptimal;

•

slower than expected recruitment and enrollment of patients to participate in clinical trials for a variety of reasons, including competition from other clinical trial programs for similar indications;

•	changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•	lack of adequate funding to continue any of our clinical trials;

•	changes to the clinical trial protocols;

•	clinical sites deviating from the trial protocol or dropping out of a trial;

•	failure of our third-party vendors to perform manufacturing and distribution services in a timely manner or to sufficient quality standards and current good manufacturing practice (cGMP);

•	difficulties obtaining regulatory authorization to commence a clinical trial or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•	reaching or failing to reach agreement on acceptable terms with prospective CROs, CMOs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly;

•	inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

•	failure of our third-party contractors, such as CROs and CMOs, or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner.

•	difficulties obtaining institutional review board (IRB) approval or positive ethics committee opinions to conduct a clinical trial at a prospective site;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner;

•	lack of adequate funding to continue the clinical trials or preclinical studies or costs being greater than we anticipate;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practice (GCP), or other regulatory requirements, or being otherwise unwilling or unable to satisfy their contractual obligations to us in a timely manner;

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications; and

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines.

We do not know whether our current or future clinical trials will proceed as planned, will need to be restructured, or will be completed on schedule, if at all. Delays in the initiation, enrollment, or completion of our clinical trials will result in increased development costs for our product candidates, and our financial resources may be insufficient to fund any incremental costs. If our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of our product candidates could be limited.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs or relevant ethics committees of the institutions in which such trials are being conducted or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols or informed consents, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs, relevant ethics committees or competent authorities for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Additionally, with our upcoming Phase 3 open-label extension study, we may utilize an “open-label” clinical trial design. An open-label clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results of any of our current or future product candidates when studied in a controlled environment with a placebo or active control.

If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

The results observed from preclinical studies or early-stage clinical trials of AD109 and our other product candidates may not necessarily be predictive of the results of later-stage clinical trials that we conduct. Similarly, positive results from such preclinical studies or early-stage clinical trials may not be replicated in our subsequent preclinical studies or clinical trials. For instance, AD109 may not be able to demonstrate similar activity or safety profiles in LunAIRo and SynAIRgy, which will have durations of one year and six months, respectively, as it did in MARIPOSA. In addition, in our planned future clinical trials, we may utilize clinical trial designs or dosing regimens that have not been tested in prior clinical trials.

There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse effects.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA, European Medicines Agency (EMA) or comparable foreign regulatory authority approval. There can be no assurance that we will not suffer similar setbacks despite the data we observed in earlier or ongoing studies. In addition, the design of a clinical trial can determine whether its results will support approval of our product candidates, and flaws in the design of a clinical trial may not be apparent until the clinical trial is well advanced. We have limited experience designing clinical trials and may be unable to design and execute a clinical trial that will support regulatory approval. Based upon negative or inconclusive results, we or any current or any future collaborator may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, which would cause us to incur additional operating expenses and delays and may not be sufficient to support regulatory approval on a timely basis or at all. While we have discussed our clinical trial design plans with the FDA, we have limited experience designing clinical trials and may be unable to design and execute a clinical trial that will support regulatory approval

As a result, we cannot be certain that our ongoing and planned clinical trials or preclinical studies will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of AD109 in such indications, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we encounter difficulties enrolling patients in clinical trials for our current and future product candidates, our clinical development activities could be delayed or otherwise adversely affected.

Successful and timely completion of clinical trials will require that we enroll a sufficient number of patients who remain in the trials until their conclusion. We may not be able to initiate, continue, or complete clinical trials that may be required by the FDA or comparable foreign regulatory authorities to obtain regulatory approval for our current or future product candidates if we are unable to locate, enroll and retain a sufficient number of eligible patients to participate in clinical trials for such product candidates. Patient enrollment, a significant factor in the timing to conduct and complete clinical trials, is affected by many factors, including:

•	the availability of new drugs or medical technologies approved for the indication the clinical trial is investigating;

•	the availability of competing clinical trials for similar target populations;

•	clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies; and

•	the risk profile of our product candidates, including any serious safety risks that may be identified;

•	patient eligibility criteria for the trial;

•	the proximity of patients to clinical sites;

•	the design of the clinical protocol;

•	the ability to obtain and maintain patient consents;

•	the ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidates or completion of our trials;

•	the severity of the disease under investigation; and

•	other factors outside of our control, such as global economic conditions and volatility in the credit and financial markets and inflationary pressures.

In addition, while AD109 may reduce Apnea-Hypopnea Index (AHI), we have observed that some patients still experience symptoms of OSA, such as sleepiness. Such patients may underestimate the long-term life-threatening consequences of OSA, stop taking AD109 and drop out from our clinical trials. These factors may make it difficult for us to enroll enough patients to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and regulatory approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. In addition, even if AD109 is approved, these factors may impact its market adoption.

In addition, we rely on, and will continue to rely on, CROs and clinical trial sites to ensure proper and timely conduct of our clinical trials and preclinical studies. Though we have entered into agreements governing their services, we have limited influence over their actual performance. We cannot be certain that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays or difficulties in enrollment, or be required by the FDA or other regulatory authority to increase our enrollment, which would harm our business and result in the delay of completion of such trials beyond our expected timelines.

The use of AD109 or any other current or future product candidates could be associated with side effects, such as insomnia, adverse events or other properties or safety risks that could delay or prevent regulatory approval, cause us to suspend or discontinue clinical trials, abandon AD109 or any future product candidate, limit our market acceptance, if approved, or result in significant negative consequences following marketing approval, if any.

As is the case with pharmaceuticals generally, there are side effects and adverse events associated with the use of AD109 and it is likely that there may be side effects for any other current or future product candidates. AD109 has been shown to cause undesirable side effects, such as its ability to cause or worsen insomnia. Even after receiving approval, such side effects, if observed on a larger scale, may prevent widespread use of AD109, which would limit market acceptance and the commercial profile of AD109 and may make AD109 undesirable drug for a large part of the patient population. Consequently, these side effects may significantly limit our market opportunity. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. There can be no assurance that patients will not experience treatment related serious adverse events in our current and future clinical trials, or, if approved, after marketing approval. Undesirable side effects caused by AD109 or any other current or future product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other comparable foreign authorities. If drug-related serious adverse events are observed, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval for AD109 or any other current or future product candidates for any or all targeted indications. The potential for drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition, and prospects significantly.

We have limited long-term data regarding the safety and effectiveness of AD109, with our longest completed trial of AD109 to date being MARIPOSA, which had a duration of one month. If we encounter safety or efficacy problems in our ongoing or future studies of AD109 or any other product candidate, our developmental plans and business could be significantly harmed. AD109 may fail to show the desired safety profiles and efficacy results despite having progressed through initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials. Based upon negative or inconclusive results, we may decide, or regulatory agencies may require us, to conduct additional clinical trials or preclinical studies. Moreover, if AD109 or any future product candidates are associated with undesirable side effects in clinical trials or demonstrate characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for such product candidate if approved. Unacceptable enhancement of certain toxicities may be seen when AD109 or any future product candidates are combined with standard of care therapies, or when they are used as single agents. We may also be required to modify our development and clinical trial plans based on findings in our ongoing clinical trials. Many pharmaceuticals that initially showed promise in early-stage testing for patient treatment have later been found to cause side effects that prevented further development of such pharmaceuticals.

It is possible that as we continue to test our product candidates in larger, longer and more extensive clinical trials, illnesses, injuries, discomforts and other adverse events that were observed in previous trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. In many cases, side effects are only detectable after investigational products are tested in large-scale clinical trials or, in some cases, after they are made available to patients on a commercial scale following approval. For example, there are reports in the literature about the abuse potential of oxybutynin, a compound that is in the same class as aroxybutynin, but no abuse events have been reported in any clinical trial of AD109. Moreover, labeling for atomoxetine carries a black box warning for increased risk of suicidal ideation in children and adolescents. In addition, the labeling contains warnings related to severe liver injury, serious cardiovascular events, increases in blood pressure or heart rate, emergence of new psychotic or manic symptoms, the appearance or worsening of aggressive behavior or hostility, allergic reactions, including anaphylactic reactions, amongst other warnings. These as well as additional unexpected side effects could occur in those receiving AD109, which could result in similar warnings, including a black box warning, appearing in the product labeling for AD109, if approved, or materially harm our ability to obtain approval of AD109. Further, if in the future AD109 is approved for pediatric use, a similar black box warning found in atomoxetine could appear in the product labeling for AD109. In addition, the FDA could require contraindications for AD109 in specific populations, which could limit the eligible OSA population for AD109 and adversely impact patient and medical community acceptance of ADP109 for OSA.

Additionally, if AD109 or any other current or future product candidates receive marketing approval, and we or others later identify undesirable side effects or interactions making AD109 less effective caused by such product candidate, a number of potentially significant negative consequences could result, including:

•	we may be forced to suspend marketing of that product, or decide to remove the product from the marketplace;

•	regulatory authorities may withdraw approvals or change their approvals of such product, or seek an injunction against its manufacture or distribution;

•

regulatory authorities may require additional warnings on the label, including black box warnings or additional black box warning content, issue safety alerts or press releases, or limit access to that product;

•

we may be required to create a risk evaluation and mitigation strategy (REMS), which could include a medication guide outlining the risks of such side effects for distribution to patients and other elements to assure safe use, or comparable foreign risk management approaches;

•	we may be required to change the way the product is administered;

•	we may be required to conduct additional clinical trials or conduct additional post-marketing studies or surveillance;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to subjects or patients; and

•	sales of the product may decrease significantly or the product may become less competitive, and our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of AD109 or any other current or future product candidates, if approved, and could significantly harm our business, results of operations, and prospects.

Changes in the manufacturing process or formulation may result in additional costs or delay. If we, or our CMOs, are not able to successfully manufacture our product candidates in sufficient quality and quantity, clinical development and timelines for our product candidates and subsequent approval could be adversely impacted.

As product candidates progress through preclinical studies and clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield and manufacturing batch size, as well as, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidates and jeopardize our ability to commercialize our product candidates, if approved, and generate revenue. If we, or our CMOs, are not able to successfully manufacture our product candidates in sufficient quality and quantity, the clinical development and timelines for our product candidates and subsequent approval could be adversely impacted.

We may not be successful in our efforts to identify and successfully research and develop additional product candidates and may expend our limited resources to pursue particular product candidates or indications while failing to capitalize on other product candidates or indications that may be more profitable or for which there is a greater likelihood of commercial success.

Part of our business strategy involves identifying and developing new product candidates for sleep apnea and other sleep and breathing diseases. The process by which we identify product candidates may fail to yield successful product candidates for a number of reasons, including:

•	we may not be able to assemble sufficient resources to identify or acquire additional product candidates;

•	competitors may develop alternative therapies that render new product candidates obsolete or less attractive;

•	product candidates we develop or acquire may be covered by third-party intellectual property rights;

•

new product candidates may, on further study, be shown to have limited to no efficacy, adverse side effects, toxicities, or other characteristics that indicate that they are unlikely to receive marketing approval or achieve market acceptance;

•	new product candidates may not be safe or effective;

•	the market for a new product candidate may change so that the continued development of that product candidate is no longer reasonable; and

•	we may not be able to produce new product candidates in commercial quantities at an acceptable cost, or at all.

We have limited financial and managerial resources. We are focused initially on AD109 and, as a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements when it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Interim, top-line and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, top-line data should be viewed with caution until the final data are available.

From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available or as patients from our clinical trials continue other treatments for their disease. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differs from actual results, or if others, including regulatory authorities, disagree with the conclusions reached by such data, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

We may not be able to file INDs or IND amendments, or comparable foreign applications, to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA or comparable foreign regulatory authorities may not permit us to proceed.

We may not be able to file investigational new drug applications (INDs), or comparable foreign applications, for our product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND, or comparable foreign applications, will result in the FDA or other regulatory authorities allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, or comparable foreign applications, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND or comparable foreign applications. Any failure to file INDs, or comparable foreign applications, or submit our clinical trial protocols to regulatory authorities for review on the timelines we expect may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable and the FDA or comparable foreign authorities may disagree with our regulatory plans, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that any product candidates we may seek to develop in the future will never obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA. The FDA and other regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including:

•	we may not be able to demonstrate to the satisfaction of the FDA or other regulatory authorities that AD109 or any other current or future product candidates are safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA or other regulatory authorities for approval;

•	the FDA or other regulatory authorities may disagree with our pathway selection of the Section 505(b)(2) pathway, the number, design, size, conduct or implementation of our clinical trials;

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the FDA or other regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the benefits of AD109 or any other current or future product candidates outweigh their safety risks;

•	the FDA or other regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials, or may not accept data generated at our clinical trial sites;

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the data collected from preclinical studies and clinical trials of AD109 or any other current or future product candidates may not be sufficient to support the submission of an NDA or other application for regulatory approval;

•

the FDA may have difficulties scheduling an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

•	the FDA or other regulatory authorities may require development of a REMS, or risk management plan, as a condition of approval;

•

the FDA or other regulatory authorities may raise questions regarding our to-be-marketed formulation or identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the FDA or other regulatory authorities may change their approval policies or adopt new regulations; and

•

the FDA or other regulatory authorities may require simultaneous approval for both adults and for children and adolescents, which may delay approval, or we may have successful clinical trial results for adults but not children and adolescents, or vice versa.

In addition, any of these regulatory authorities may change requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical trial. The FDA or other regulatory authorities may require that we conduct additional clinical, preclinical, manufacturing validation or drug product quality studies and submit those data before considering or reconsidering the application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA or other regulatory authorities for obtaining approval, and we may not be able to obtain regulatory approval even if we comply with all FDA requests.

Moreover, principal investigators for our clinical trials may serve and have served as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA, and may ultimately lead to the denial of marketing approval of our product candidates.

In addition, the FDA or other regulatory authorities may approve a product candidate for fewer or more limited indications than we request, may impose significant limitations related to use restrictions for certain age groups, warnings, such as a boxed warnings, precautions or contraindications or may grant approval contingent on the performance of costly post-marketing clinical trials or risk mitigation requirements, such as the implementation of a REMS or comparable foreign risk management approaches. The FDA or other regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

We are currently conducting and may in the future conduct certain of our clinical trials for AD109 or any future product candidate outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We are currently conducting SynAIRgy in Canada and we, or our current or any future collaborators, may in the future conduct one or more of our clinical trials outside the United States. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. For example, in cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless the data are applicable to the U.S. population and U.S. medical practice; the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the relevant study was not conducted pursuant to an IND, the FDA will not accept the data as support for a marketing application unless the study was conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar requirements for clinical data gathered outside of their respective jurisdictions. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data from our clinical trials of AD109 or any future product candidate, it would likely result in the need for additional clinical trials, which would be costly and time-consuming and delay or permanently halt our development of such product candidate.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment, and storage requirements;

•	inconsistent standards for reporting and evaluating clinical data and adverse events;

•	diminished protection of intellectual property in some countries; and

•	public health concerns or political instability, civil unrest, war or similar events that may jeopardize our ability to commence, conduct or complete a clinical trial and evaluate resulting data.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not mean that we will be successful in obtaining regulatory approval for that product candidate in other jurisdictions.

Obtaining and maintaining regulatory approval for a product candidate in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval for AD109, or other current or future product candidates, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, safety and efficacy of such product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for AD109 or any other current or future product candidates is also subject to approval.

Regulatory authorities in jurisdictions outside of the United States and the European Union (EU) also have requirements for approval for product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of AD109 or any other current or future product candidates in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of AD109 or any other current or future product candidates will be harmed, which would adversely affect our business, prospects, financial condition, and results of operations.

We intend to use the Section 505(b)(2) regulatory pathway to seek regulatory approval of AD109, but if the FDA concludes that our marketing application no longer qualifies for the Section 505(b)(2) regulatory pathway, then our application may not be accepted by the FDA for review and approval may be delayed.

We intend to seek FDA approval for AD109 for OSA through the Section 505(b)(2) regulatory pathway. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (FDCA) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments), and permits the submission of a NDA where at least some of the information required for approval comes from preclinical studies or clinical trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The FDA interprets Section 505(b)(2) of the FDCA to permit the applicant to rely upon the FDA’s previous findings of safety and efficacy for an approved product. The FDA requires submission of information needed to support any changes to a previously approved drug, such as published data or new studies conducted by the applicant, including bridging studies, or clinical trials demonstrating safety and efficacy.

Section 505(b)(2), if applicable to us under the FDCA, would allow an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for AD109 by potentially decreasing the amount of nonclinical and/or clinical data that we would need to generate in order to obtain FDA approval. If the FDA does not allow us to pursue the Section 505(b)(2) regulatory pathway as anticipated, the time and financial resources required to obtain FDA approval for AD109, and complications and risks associated with AD109, would likely substantially increase. The FDA could require additional information to sufficiently demonstrate safety and efficacy to support approval. For example, any formulation changes to AD109, such as to excipients, that we undertake could lead the FDA to determine that we cannot rely on the Section 505(b)(2) approval pathway and any listed drugs we identify for AD109, in which case we may be required to conduct additional clinical trials and provide additional data and information and meet additional standards for product approval. If the FDA later determines AD109 does not meet the requirements of

Section 505(b)(2), or that additional information is needed to support a marketing application for AD109, we could experience delays in submitting a marketing application or in obtaining marketing approval. Moreover, even if AD109 is approved under the Section 505(b)(2) regulatory pathway, the approval may be subject to limitations on the indicated uses for which it may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the products.

We have received Fast Track designation for AD109 for OSA and may seek such designation for other current or future product candidates, but we might not receive such designations, and even if we do, such designations may not actually lead to a faster development or regulatory review or approval process and does not increase the likelihood that AD109 or any future product candidate which may receive fast track designation will receive regulatory approval.

If a product candidate is intended for the treatment of a serious condition and preclinical or clinical data demonstrate the potential to address unmet medical need for this condition, a product sponsor may apply for FDA Fast Track designation, which is intended to expedite or facilitate the process for reviewing such product candidates. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review if the relevant criteria are met. A Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

In May 2022, we received Fast Track designation for AD109 for the treatment of OSA, and we may seek Fast Track designation for other current or future product candidates, but we might not receive such designations from the FDA. However, even if we receive Fast Track designation, Fast Track designation does not ensure that we will receive marketing approval or that approval will be granted within any particular timeframe. Many product candidates that have received fast track designation have ultimately failed to obtain approval. We may not experience a faster development or regulatory review or approval process with Fast Track designation compared to conventional FDA product development timeframes. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures. The EMA has a similar program called Priority Medicine (PRIME) designation. The purpose of this program is to enhance support for the development of medicinal products that target an unmet medical need. PRIME provides enhanced interaction and early dialogue between the EMA and developers of promising medicinal products to optimize generation of robust data on the benefits and risks of a medicinal product and enable accelerated assessment of medicines applications. Participation in PRIME does not, however, limit the obligations that must be fulfilled for grant of a related marketing authorization. We may seek PRIME designation for one or more of our product candidates, but might not receive such designations. Even if we receive PRIME designation, there is no guarantee of grant of marketing authorization at all or within any specific timeframe.

Risks Related to Commercialization of Our Product Candidates

Our Right of First Negotiation Agreement with Shionogi & Co., Ltd. may limit or delay our ability to further the development of certain product candidates or enter into arrangements with other companies related to such product candidates.

We are party to a Right of First Negotiation Agreement with Shionogi & Co., Ltd. (Shionogi) (the ROFN Agreement) pursuant to which we granted Shionogi a right of first negotiation (ROFN) over certain of our development candidates (each, a ROFN Program). Pursuant to the ROFN Agreement, during the term of Shionogi-Apnimed Sleep Science, LLC (SASS), our joint venture with Shionogi, we may not seek or enter into any form of sale of, or partnership, out-license, collaboration, other means of monetization or commercialization or any transaction designed to achieve a similar economic outcome or directly or indirectly solicit or otherwise facilitate any inquiries or the making of any offer or proposal by a third party or provide any third party with any information in respect of a given ROFN Program without first complying with a detailed, time-limited offer and negotiation process with Shionogi. For more information regarding the ROFN Agreement, please see the section titled “Business—Licenses and Collaborations” in this prospectus. This right of first negotiation may limit or delay our ability to enter into arrangements with other companies related to our product candidates and could discourage, delay or prevent a merger, acquisition or change of control of our company. There can be no guarantee that we will utilize any proceeds resulting from a sale in connection with the exercise of Shionogi’s ROFN in a manner which will provide us with greater value than if we had retained the ROFN Program or sold such ROFN Program to another party. Any failure to realize or utilize the full value of our ROFN Programs due to the ROFN Agreement could have a material adverse effect on our business, financial condition, and results of operation.

The marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approval for the commercialization of AD109. Furthermore, if there are delays in obtaining regulatory approvals, we may not be able to commercialize our products, may lose competitive lead time, and our ability to generate revenues will be materially impaired.

The activities associated with AD109’s development and commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States, and by the EMA and other comparable regulatory authorities in other countries. Failure to obtain marketing approval for AD109 will prevent us from commercializing AD109 in a given jurisdiction. We have not received approval to market AD109 from regulatory authorities in any jurisdiction, and it is possible that we may be unable to do so.

Although some members of our management team have experience in submitting and supporting the applications necessary to gain marketing approvals, we as an organization expect to rely on CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. AD109 may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude its obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidate involved.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates and our ability to generate revenues will be materially impaired and we may lose competitive lead time as similar products enter the market.

Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA, EMA, and other comparable regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval that we may ultimately obtain could be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

The FDA may also require an advisory committee to deliberate on the adequacy of the safety and efficacy data. The opinion of an advisory committee, although not binding, may have a significant impact on our ability to obtain marketing approval of our product candidates based on our completed clinical trials, as the FDA often adheres to an advisory committee’s recommendations.

If we experience delays in obtaining approval or if we fail to obtain approval of AD109, the commercial prospects for AD109 may be harmed, and our ability to generate revenues will be materially impaired.

We currently do not have a marketing or sales team. If we are unable to establish effective sales and marketing capabilities or enter into agreements with third parties to market and sell AD109, if approved, we may not be successful in commercializing AD109 and may be unable to generate any product revenue.

We currently do not have a marketing or sales team. If AD109 or our other or any future product candidates ultimately receive regulatory approval, we must build a marketing and sales organization, with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company with the marketing, sale or distribution of biopharmaceutical products and there are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. Factors that may inhibit our efforts to commercialize AD109 or our other or any future product candidates, if approved, on our own include:

•	our ability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	our ability to effectively manage a geographically dispersed sales and marketing team;

•	the ability of sales personnel to generate sufficient sales leads and obtain access to physicians to prescribe AD109 or other product candidates, if approved;

•	any views or opinions expressed by OSA community organizations about the efficacy of AD109, if approved, or any future approved product candidates;

•	our ability to obtain adequate coverage by and reimbursement from third-party payors; and

•	any unforeseen costs and expenses in building an internal sales and marketing organization.

As we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenue or profitability could be impacted and could to be lower than if we were to market and sell AD109 ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market AD109, if approved, or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market AD109, if approved, effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we may not be successful in commercializing AD109, if approved, and would incur significant additional losses.

We may never obtain approval to commercialize our product candidates outside the United States, which could limit our ability to recognize the full market potential of our product candidates and could materially impair our ability to generate revenues.

In order to market and sell any of our product candidates in the EU, or other foreign jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and jurisdictions and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. The failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our product candidates in multiple jurisdictions, which could materially impair our ability to generate revenue.

The commercial success of AD109 will depend upon the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community.

AD109 may not be commercially successful. Even if AD109 receives regulatory approval, it may not gain market acceptance among physicians, patients, healthcare payors, or the medical community. The commercial success of AD109 will depend significantly on the broad adoption and use of the product by these individuals and organizations for approved indications. The degree of market acceptance of AD109 will depend on a number of factors, including:

•

our ability to educate the OSA medical community, patients and payors on the benefits of AD109, if approved, and convince physicians, patients who are unable to use or get consistent benefits from CPAP and payors that AD109 is an attractive alternative, if approved, to other treatment options;

•	demonstration of AD109’s clinical efficacy and safety, including as compared to any more-established products and devices;

•

AD109’s potential inability to reduce the symptoms of OSA, such as sleepiness, while reducing AHI for certain patients, and our inability to determine the reduction in AHI needed to improve said symptoms;

•

in deciding whether to use AD109, patients may focus more on subjective outcomes, such as reduction in fatigue, sleepiness and/or other symptoms of OSA, rather than on objective outcomes, such as reduction in AHI, and may be dissatisfied if they do not perceive their fatigue, sleepiness and/or other symptoms of OSA, as being reduced even when there are reductions in the patient’s AHI;

•	the ability of AD109 to cause side effects, such as insomnia;

•	the indications for which AD109 is approved;

•

that some physicians may not prescribe AD109 to patients with mild OSA who do not experience sleepiness, fatigue and similar symptoms of OSA, and such patients with mild OSA may also be reluctant to seek treatment;

•	the limitation of our targeted patient population and other limitations or warnings, including boxed warnings, contained in any FDA-approved labeling;

•	if CPAP is considered by patients to be a more effective treatment than AD109, patients may opt for CPAP over AD109 despite it being less comfortable and convenient;

•	the reluctance of patients to take an oral drug with potential adverse effects and side effects, as opposed to using CPAP;

•	acceptance of a new drug for OSA, especially for severe OSA, by healthcare providers and their patients;

•	publicity concerning AD109 or competing drugs and treatments;

•	the pricing and cost-effectiveness of AD109, as well as the cost of treatment with AD109 in relation to alternative treatments and therapies;

•	physicians’ inclinations to prescribe conventional existing treatments of OSA such as CPAP or Inspire Medical Systems, Inc. (Inspire);

•

our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

•	any restrictions on the use of AD109, and the prevalence and severity of any adverse effects;

•	the timing of market introduction, as well as availability, safety and efficacy of competitive drugs or devices;

•	the effectiveness of our or any potential future collaborators’ sales and marketing strategies; and

•	potential product liability claims.

AD109 has been shown to cause undesirable side effects, such as its ability to cause or worsen insomnia. Even after receiving approval, such side effects may prevent widespread use of AD109 which will limit the commercial profile of AD109 and may make AD109 undesirable drug for a large part of the patient population. Consequently, it may significantly limit our market opportunity.

In addition, while AD109 may reduce the AHI, we have observed that some patients still experience symptoms of OSA, such as sleepiness. Such patients may underestimate the long-term life-threatening consequences of OSA and stop taking AD109, if approved for marketing. This may lead to long-term patient compliance to be significantly less than what we estimate and it may limit our market opportunity and adversely impact our business and results of our operations.

If AD109 is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

We currently compete and will in the future continue to compete against other companies, some of which have longer operating histories, more established products or greater resources than we do, which may prevent us from achieving increased market penetration and improved operating results.

The pharmaceutical, biotechnology and medical device industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Our competitors have historically dedicated and will continue to dedicate significant resources to promoting their products or developing new products or methods to treat OSA and related sleep and breathing diseases. Our competitors include larger and better-funded pharmaceutical, biopharmaceutical, biotechnological and therapeutics companies. Moreover, we may also compete with universities and other research institutions that may be active in research in our target indications and could be in direct competition with us. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials and identifying and in-licensing intellectual property related to new product candidates, as well as entering into collaborations, joint ventures, license agreements and other similar arrangements. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We also compete with these organizations to recruit management, scientists and clinical development personnel, and our inability to compete successfully could negatively affect our level of expertise and our ability to execute our business plan.

If we receive marketing approval for AD109, we will consider our primary competition to be CPAP, which is the typical first-line therapy for patients diagnosed with moderate to severe OSA. Two leading CPAP manufacturers are ResMed Corp. and Philips N.V. (through its subsidiary Respironics Inc). We will additionally face competition from surgically implanted devices, such as Inspire® by Inspire, a hypoglossal nerve stimulation system that is targeted to a subset of OSA patients. In addition, we may also compete with invasive surgical treatment options such as uvulopalatopharyngoplasty and maxillomandibular advancement and robotic tongue reduction surgery. Most of the other OSA treatments that we will complete against, such as CPAP, oral devices, or the Inspire device, already have a substantial penetration into the OSA treatment market. In addition, there are also several programs in clinical and preclinical development to treat OSA by pharmaceutical companies including Bayer AG, Desitin Pharma, Incannex Healthcare Ltd. and Mosanna Therapeutics. Additionally, we may face competition from emerging GLP-1 agonists or GLP-1/GIP co-agonists for OSA in patients with a higher body mass index as excess body weight can be a contributing factor in the etiology of OSA.

Some of the companies against which we will compete may have competitive advantages with respect to primary competitive factors in the OSA treatment market, including:

•	more widely accepted products and first-in-line therapies for OSA;

•	more effective marketing to and education of patients, physicians and sleep centers;

•	greater company, product and brand recognition;

•	more sales force experience and greater market access;

•	better quality and larger volume of clinical data;

•	more effective clinical training teams;

•	greater capital resources; and

•	more effective pricing and revenue strategies.

In addition, our competitors may obtain patent protection, regulatory exclusivities or regulatory approval and commercialize products more rapidly than we do, which may impact future sales of AD109, if approved. Our profitability and financial position will suffer if AD109 receives regulatory approval, but cannot compete effectively in the marketplace.

If the FDA or comparable foreign regulatory authorities approve a generic version of AD109 if it receives marketing approval, or such authorities do not grant AD109 a sufficient period of exclusivity before approving a generic version, the sales of AD109 could be adversely affected.

Generic drug manufacturers may seek to launch generic products following the expiration of any applicable exclusivity period we obtain if AD109 is approved, even if we still have patent protection.

Competition that AD109 could face from generic versions could materially and adversely affect our future revenue, profitability, and cash flows and substantially limit our ability to obtain a return on the investments we have made in AD109. Once an NDA is approved, including under the 505(b)(2) pathway, the product covered thereby becomes a “reference listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book.

Manufacturers may seek approval of generic versions of reference listed drugs through submission of abbreviated new drug applications (ANDAs) and may obtain therapeutic equivalence evaluations for 505(b)(2) pathway drugs under the Food and Drug Omnibus Reform Act’s expanded authorities in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The FDCA provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity (NCE). Specifically, in cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug.

While we believe that the combination of AD109 may be eligible to obtain NCE marketing exclusivity under current FDA interpretations and, therefore, if approved, could be afforded five years of data exclusivity, the FDA may disagree with that conclusion and may approve generic products after a period that is less than five years. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

Competition that AD109 may face from generic versions could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in AD109.

Even if we are able to commercialize AD109, it may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which would harm our business.

In the United States and markets in other countries, patients generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Our ability to successfully commercialize AD109 will depend in part on the extent to which reimbursement for AD109 and related treatments will be available from government health administration authorities, private health insurers, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. For more information, see the section titled “Business—Government Regulation—Pharmaceutical Coverage, Pricing and Reimbursement.”

If we participate in the Medicaid Drug Rebate Program or other governmental pricing programs, in certain circumstances, our products would be subject to ceiling prices set by such programs, which could reduce the revenue we may generate from any such products. Participation in such programs would also expose us to the risk of significant civil monetary penalties, sanctions and fines should we be found to be in violation of any applicable obligations thereunder.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be difficult because of higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available or may not be sufficient, which may impact physician utilization. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available, or at an acceptable level, for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our products as substitutable and only offer to reimburse patients for the less expensive product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will reimburse healthcare providers who use such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for AD109 and any future product candidates.

Obtaining and maintaining coverage and reimbursement can be time-consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often time consuming and costly and may require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be secured or applied consistently. Furthermore, rules and regulations regarding reimbursement change frequently and, in some cases, at short notice, and we believe that changes in these rules and regulations are likely.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation, regulation, or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, AD109 may lose any marketing approval that may have been obtained, and we may not achieve or sustain profitability, which would adversely affect our business.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products candidates, if approved in these jurisdictions. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, if any, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

If the market opportunity for AD109 is smaller than we estimate or if any regulatory approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

The incidence and prevalence for target patient populations of AD109 has not been established with precision. Our estimates of both the number of people who have OSA, as well as the subset of people with OSA who have the potential to benefit from AD109, are based on estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. While we believe our assumptions and the data underlying our estimates are reasonable, we have not independently verified the accuracy of the third-party data on which we have based our assumptions and estimates, and these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, including as a result of factors outside our control, thereby reducing the predictive accuracy of these underlying factors. Further, new trials or information may change the estimated incidence or prevalence of OSA. The total addressable market opportunity will ultimately depend upon, among other things, the patient criteria included in the final label, the indications for which AD109 is approved for sale, acceptance by the medical community and patient access, product pricing and reimbursement. The number of patients with OSA for which AD109 may be approved as a treatment may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business. AD109 is our lead product candidate and therefore our business is dependent on the market opportunity for AD109 in OSA.

If any product liability lawsuits are brought against us or any of our collaborative partners, we may incur substantial liabilities and may be required to limit commercialization of AD109.

We face an inherent risk of product liability lawsuits related to the testing of AD109 in clinical trials and will face an even greater risk if AD109 is approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us or our partners by participants enrolled in our clinical trials, patients, healthcare providers or others using, administering or selling AD109, if approved. If we cannot successfully defend against any such claims, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for AD109, if approved;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	termination of clinical trial sites or entire trial programs;

•	significant litigation costs;

•	substantial monetary awards to or costly settlements with patients or other claimants;

•	product recalls or a change in the indications for which AD109 may be used;

•	loss of revenue;

•	diversion of management and scientific resources from our business operations;

•	the inability to commercialize AD109 or any future product candidate, if approved; and

•	a decline in our stock price.

If AD109 is approved for commercial sale, we will be highly dependent upon consumer perceptions of our company and the safety and quality of AD109. We could be adversely affected if we are subject to negative publicity. We could also be adversely affected if AD109 or any similar products distributed by other companies prove to be, or are asserted to be, harmful to patients, which could lead to the recall or market withdrawal of any products that receive approval. In addition, because of our dependence upon consumer perceptions, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of AD109 or any similar products distributed by other companies could have a material adverse impact on our results of operations.

We currently hold product liability insurance coverage for our active clinical trials. Prior to commercialization of our AD109, if approved, we will need to purchase additional insurance coverage. We may be unable to maintain or obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. These liabilities could prevent or interfere with our development and commercialization efforts. A successful product liability claim, or series of claims brought against us, particularly if judgments exceed our available insurance coverage, could decrease our cash resources and adversely affect our business, financial condition and results of operations.

Off-label use or misuse of AD109, if approved, may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as AD109 or any future product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If AD109 is approved by the FDA, or any jurisdiction, we, or any contact sales force we may recruit, may only promote or market AD109 in a manner consistent with FDA-approved labeling. We will train our marketing and sales force against promoting AD109 for uses outside of the approved indication for use, known as “off-label uses.” We cannot, however, prevent a physician from using AD109 off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. Furthermore, the use of AD109 for indications other than approved by the FDA may not effectively treat such conditions. Any such off-label use of AD109 could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use AD109 for these uses for which it is not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm our reputation. Further, the U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of AD109 or any future product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

If we fail to develop and commercialize other product candidates, we may be unable to grow our business.

Although the development and commercialization of AD109 is our primary focus, as part of our longer-term growth strategy, we plan to evaluate the development and commercialization of our other product candidates designed to treat additional types of sleep apnea and other sleep and breathing diseases, including our product candidates targeting subtypes of OSA as part of SASS. We may also choose to in-license or acquire other product candidates as well as commercial products to treat patients suffering from types of sleep apnea and other sleep and breathing diseases. These other product candidates may require additional, time-consuming and costly development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA and/or applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, be successfully commercialized, be widely accepted in the marketplace, or be more effective than other commercially available alternatives.

Risks Related to Third Parties

We rely on third parties to conduct our clinical trials of our product candidates and expect to rely on third parties to conduct future clinical trials, as well as investigator-sponsored clinical trials of our product candidates. If these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.

We currently rely on, and intend to continue relying on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our clinical trials for AD109 and for our preclinical studies and clinical trials for our other and any future product candidates. For example, we are party to Master Clinical Services Agreement with Syneos Health, LLC (Syneos) (the Syneos MSA), whereby Syneos provides all of our CRO services for LunAIRo and SynAIRgy. We control or will control only certain aspects of our CROs’ activities. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with applicable protocol, legal, regulatory, and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data.

We, our investigators and CROs are required to comply with GCP, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable GCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing products. Upon inspection, such regulatory authorities may determine that our clinical trials do not comply with the GCP regulations. In addition, our clinical trials must be conducted with drug product produced under cGMP regulations and will require a large number of test subjects. Our failure or any failure by our investigators or CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be implicated if any of our investigators or CROs violate federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws and foreign equivalents.

Our investigators and CROs are not our employees, and, except for remedies available to us under our agreements with such investigators and CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing preclinical and clinical programs. These investigators and CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on our behalf. If our investigators and CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed, or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize AD109 or any other current or future product candidates. As a result, our financial results and the commercial prospects for AD109 and any other current or future product candidates could be harmed, our costs could increase and our ability to generate revenues could be delayed.

Our investigators and CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our investigators and CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. Switching or adding investigators or CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new investigator or CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Although we carefully manage our relationships with our investigators and CROs, we may encounter challenges or delays in the future and these delays or challenges may have a material adverse impact on our business, prospects, financial condition, and results of operations.

We may also rely on individual investigators or academic and non-academic institutions to conduct investigator-sponsored clinical trials relating to our product candidates. We will not control the design or conduct of these investigator-sponsored trials, and it is possible that the FDA or comparable foreign regulatory authorities will not view these investigator-sponsored trials as providing adequate support for future clinical trials, whether controlled by us or third parties, for any one or more reasons, including elements of the design or execution of the trials or safety concerns or other trial results. Such arrangements will likely provide us certain information rights with respect to the investigator-sponsored trials, including access to and the ability to use and reference the data, including for our own regulatory filings, resulting from the investigator-sponsored trials. However, we would not have control over the timing and reporting of the data from investigator-sponsored trials, nor would we own the data from the investigator-sponsored trials. If we are unable to confirm or replicate the results from the investigator-sponsored trials or if negative results are obtained, we would likely be further delayed or prevented from advancing further clinical development of our product candidates. Further, if investigators or institutions breach their obligations with respect to the clinical development of our product candidates, or if the data proves to be inadequate compared to the first-hand knowledge we might have gained had the investigator-sponsored trials been sponsored and conducted by us, then our ability to design and conduct any future clinical trials ourselves may be adversely affected.

We have established a strategic collaboration with Shionogi, and our inability to maintain this relationship could materially adversely affect our business.

For some of our product candidates, we may decide to collaborate with pharmaceutical and biotechnology companies, such as our collaboration with Shionogi. In November 2023, we entered into a joint venture agreement (the JV Agreement) with Shionogi, designated SASS. In connection with the formation of SASS, we entered into a license agreement with SASS pursuant to which we granted SASS a worldwide, exclusive, fully paid, royalty-free license under the licensed intellectual property related to the research, development and commercialization of product candidates within the initial discovery and development stage programs listed in the joint venture agreement and such other products that SASS pursues for the treatment, prevention or mitigation of sleep and breathing diseases (the SASS License).

The activities of SASS are expected to continue until November 2028 and we may extend SASS for additional periods in order continue commercialization or monetization activities commenced prior to expiration of the term of our joint venture with SASS. During the period during which SASS is pursuing a development program and for one year thereafter, we, Shionogi and certain of their respective affiliates may not utilize or pursue any single compound or combination of compounds that target the molecules that are targeted by any compound or combination of compounds comprised within certain SASS development programs.

The SASS License remains in effect until the earlier of (a) expiration or termination of the JV Agreement, (b) the termination of development of all of the programs initially licensed to SASS where no products were developed or (c) the cessation of research, development and commercialization of all products subject to the SASS License. Each party may terminate the SASS License for the uncured material breach of the other party or in the event of bankruptcy or insolvency or as otherwise specified therein. For more information regarding SASS and the SASS License, please see the section titled “Business—Licenses and Collaborations.” in this prospectus.

We are also restricted by Shionogi’s right of first negotiation under the ROFN Agreement, whereby we granted Shionogi a right of first negotiation over the ROFN Programs. For more information regarding ROFN, please see the sections titled “Business—Licenses and Collaborations” and “Risk Factors—Our Right of First Negotiation Agreement with Shionogi & Co., Ltd. may limit or delay our ability to further the development of certain product candidates or enter into arrangements with other companies related to such product candidates.” in this prospectus.

If we fail to maintain our strategic relationship with Shionogi, our business could be materially adversely affected, and there can be no assurance that we would be able to find a suitable replacement or another strategic partnership on favorable terms if at all.

We may seek to establish additional strategic relationships, and, if we are not able to establish them on commercially reasonable terms, or at all, we may have to alter our development and commercialization plans.

We may seek to establish additional strategic relationships, such as collaborations, joint ventures, license agreements and other similar arrangements, and, if we are not able to establish them on commercially reasonable terms, or at all, we may have to alter our development and commercialization plans. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s own evaluation of a potential collaboration. Factors a potential collaborator will use to evaluate a collaboration may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidates. The terms of any additional collaborations or other arrangements that we may establish may not be favorable to us. For example, we may need to relinquish valuable rights to our future revenue streams, research programs, intellectual property or product candidates, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay our development program or one or more of our other development programs, delay our potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

In addition, any future collaborations that we enter into may not be successful. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction. Furthermore, we may not be able to maintain such collaborations if, for example, the development or approval of a product candidate is delayed, the safety of a product candidate is questioned or the sales of an approved product candidate are unsatisfactory.

Collaborations involving our product candidates would pose significant risks to us, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected or at all;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or drugs, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•	a collaborator with marketing and distribution rights to any product candidate that achieves regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws, resulting in civil or criminal proceedings;

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disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays in or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly enforce, maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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collaborators may not provide us with timely and accurate information regarding development, regulatory or commercialization status or results, which could adversely impact our ability to manage our own development efforts, accurately forecast financial results or provide timely information to our stockholders regarding our out-licensed product candidates;

•	we may be required to invest resources and attention into such collaboration, which could distract from other business objectives;

•	disputes may arise between the collaborators and us regarding ownership of or other rights in the intellectual property generated in the course of the collaborations;

•	collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

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if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated; and

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collaborations may be terminated, including for the convenience of the collaborator, prior to or upon the expiration of the agreed upon terms and, if terminated, we may find it more difficult to enter into future collaborations or be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to AD109 or any future product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have relied on, and we expect to continue to rely on, CMOs to produce our product candidates. Our CMOs may experience manufacturing difficulties due to the ongoing effects of inflationary pressures, resource constraints, labor disputes or unstable political environments, which could delay the completion of our clinical trials, increase the costs associated with maintaining clinical trial programs and significantly impact our ability to develop, obtain regulatory approval for, or market AD109 and any other current or future product candidates.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. As a result, we currently rely, and expect to rely for the foreseeable future, on CMOs to supply our product candidates. Reliance on CMOs entails risks to which we would not be subject if we manufactured our product candidates ourselves, including:

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the failure of the CMO to manufacture our product candidates according to our schedule, or at all, including if our CMOs give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the failure of the CMO to maintain adequate quality control, quality assurance and qualified personnel;

•	the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;

•	the breach by the CMOs of our agreements with them;

•	the failure of CMOs to comply with applicable regulatory requirements;

•	the failure of the CMO to manufacture our product candidates according to our specifications and the FDA and comparable foreign regulatory authorities’ strict regulatory requirements;

•	the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or study drug or placebo not being properly identified;

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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales;

•	the misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or non-renewal of manufacturing agreements by CMOs, at a time that is costly or inconvenient to us.

If we do not maintain relationships with our current and future CMOs, we may fail to find replacement manufacturers or develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our product candidates and substantially increase our costs or deplete profit margins, if any. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us.

We have relied on one CMO to manufacture and supply AD109. We believe we have sufficient supply to complete LunAIRo and SynAIRgy and are currently evaluating additional CMOs for the manufacture and supply of AD109. If AD109 receives marketing approval, our current and future CMOs may be required to substantially increase their production and optimize their manufacturing processes. If such CMOs are unable to produce increased amounts of aroxybutynin and atomoxetine, while maintaining the same quality and without making changes to the formulation of AD109 that could require approval by the FDA, then we may not be able to meet market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operations.

The FDA and other foreign regulatory authorities require manufacturers to register their manufacturing facilities. If the FDA or any other applicable regulatory authority does not approve these facilities for the manufacture of any of our current or future product candidates, or if it withdraws any such approval in the future, or if our suppliers or CMOs decide they no longer want to supply or manufacture for us, we may need to find alternative manufacturing facilities, in which case we might not be able to identify manufacturers for clinical or commercial supply on acceptable terms, or at all, which would significantly impact our ability to develop, obtain regulatory approval for, our current and future product candidates.

The FDA and corresponding foreign regulators also inspect these facilities to confirm compliance with cGMP and other applicable laws. We, our CMOs, any future collaborators and their CMOs could be subject to periodic unannounced inspections by the FDA or other comparable foreign regulatory authorities, to monitor and ensure compliance with cGMP. CMOs may face manufacturing or quality control problems causing production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Despite our efforts to audit and verify regulatory compliance, one or more of our CMOs or third-party vendors may be found on regulatory inspection by the FDA or other comparable foreign regulatory authorities to be noncompliant with cGMP regulations. Any failure to comply with cGMP requirements or other FDA and foreign regulatory authority requirements may result in shutdown of the CMO or third-party vendor or invalidation of drug product lots or processes and could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval, if obtained. In some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our drug products, if approved.

The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production and absence of contamination. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state, and foreign regulations. Furthermore, if contaminants are discovered in our supply of any of our current or future product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination.

Additionally, our manufacturers may experience manufacturing difficulties due to inflationary pressures, resource constraints, labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide our product candidates to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop our product candidates and commercialize any products that receive regulatory approval on a timely basis.

Our employees, contractors and partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees, partners or contractors, including principal investigators, CROs, consultants and vendors. Misconduct by these parties could include failures to comply with FDA regulations or comparable foreign regulations, to provide accurate information to the FDA or comparable foreign authorities, to comply with federal, state or foreign healthcare fraud and abuse laws and regulations, to report financial information or data timely, completely or accurately, or to disclose unauthorized activities to us, or failure to comply with comparable foreign requirements. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Third-party misconduct could also involve the improper use of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and serious harm to our reputation. In addition, our reputation may be harmed if any of our employees, directors, independent contractors, principal investigators or consultants are found to have been involved in similar misconduct outside of their services to our company. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us resulting from this misconduct and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid or comparable foreign equivalents, integrity oversight and reporting obligations, and the curtailment or restructuring of our operations.

Disputes under key agreements or conflicts of interest with our scientific advisors or clinical investigators could delay or prevent development or commercialization of our product candidates.

Any agreements we have or may enter into with third parties, such as collaboration, license, formulation supplier, manufacturing, clinical research organization or clinical trial agreements, including our license agreement with BWH, may give rise to disputes regarding the rights and obligations of the parties. Disagreements could develop over contract interpretation, rights to ownership or use of intellectual property, the scope and direction of research and development, rights to receive milestones, royalties or other payments, the approach for regulatory approvals or commercialization strategy. Any disputes, delays or commercial conflicts could lead to the termination of agreements, delay progress of our product development programs, compromise our ability to renew agreements or obtain future agreements, lead to the loss of intellectual property rights, result in increased financial obligations for us or result in costly litigation.

Risks Related to Intellectual Property

If we are unable to obtain, maintain, enforce or protect intellectual property rights related to any of our product candidates or technology, we may not be able to compete effectively in our market.

We currently rely upon a combination of patents, registered trademarks and trademark applications, trade secret protection, other intellectual property rights, as well as contractual protections such as confidentiality agreements, to protect our product candidates and proprietary technology, including AD109 and other programs, their respective components, formulations, therapies, methods used to manufacture them and methods of treatment.

Our commercial success depends in large part on our and our current and future licensors’ ability to obtain, maintain, enforce and protect our patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and product candidates. We generally seek to protect our proprietary position by filing patent applications in the United States and abroad related to our product candidates, proprietary technologies and uses of each that are important to our business. We also seek to protect our proprietary position by acquiring or in-licensing relevant issued patents or pending patent applications or other intellectual property or proprietary rights from third parties. If we are unable to obtain or maintain patent protection with respect to any proprietary technology or product candidate, our business, financial condition, results of operations and prospects could be materially harmed.

We cannot offer any assurances about which of our patent applications will issue, the breadth of any resulting patent or whether any of the issued patents will be found invalid and unenforceable or will be threatened by proceedings instituted by third parties before various patent offices or in courts. We cannot offer any assurances that the breadth of our granted patents will be sufficient to stop a competitor from developing and commercializing a product, including a similar product that would be competitive with one or more of our product candidates. Furthermore, any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any of our product candidates. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

The patent prosecution process is expensive, time-consuming and complex. We may not be able to prepare, file and prosecute all necessary or desirable patent applications at a commercially reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them.

We may not be able to obtain or maintain patents and patent applications due to the subject matter claimed in such patent applications and patents being in the public domain. In some cases, the work of certain academic researchers has entered the public domain, which may preclude our ability to obtain patent protection for certain inventions relating to such work. Although we enter into nondisclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we would not be able to prevent any third party from using any technology that is in the public domain to compete with our product candidates. Moreover, depending on the terms of any future in-licenses to which we may become a party, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology in-licensed from third parties. Therefore, these patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights are highly uncertain. There can be no assurance that our owned and in-licensed pending and future patent applications will result in patents being issued which protect our technology or product candidates, effectively prevent others from commercializing competitive technologies and product candidates or otherwise provide any competitive advantage. In fact, patent applications may not issue as patents at all. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, afford sufficient protection against competitors or other third parties with similar technology or products competitive with ours, including generic products that would be competitive with one or more of our product candidates, or otherwise provide us with any competitive advantage, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties. Any patents that we hold or in-license may also be challenged, narrowed, circumvented, or invalidated by third parties. Consequently, we do not know whether any of our technologies and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing technologies and products, and the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. These uncertainties and/or limitations in our ability to properly protect the patent or other proprietary rights relating to our product candidates could have a material adverse effect on our business, financial conditions, results of operations and prospects.

We cannot be certain that we are the first to invent the inventions covered by pending patent applications and, if we are not, we may be subject to priority or entitlement disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. Our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art, as determined under applicable law. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. Since patent applications in the United States and other countries are confidential for a period of time after filing, at any moment in time, we cannot be certain that we were in the past or will be in the future the first to file any patent application related to our product candidates. For example, some patent applications in the United States may be maintained in secrecy until the patents are issued and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, under special circumstances, at issuance, or in some cases not at all. Further, publications in the scientific literature often lag behind actual discoveries. Consequently, we cannot be certain that others have not filed patent applications for technology covered by our owned and in-licensed issued patents or our pending applications, or that we or, if applicable, a licensor, were the first to invent or first to file an application for the technology.

It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition to the protection provided by our patent families, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not amenable to patent protection. Although we generally require all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, or that our trade secrets and other confidential proprietary information will not be disclosed. In addition, while we have undertaken reasonable efforts to ensure such agreements are enforceable and that employees and third parties comply with their obligations thereunder, these agreements may be found insufficient by a court of law or may be breached, or we may not enter into sufficient agreements with such individuals in the first instance, in either case potentially resulting in the unauthorized use or disclosure of our trade secrets, proprietary technology and information or other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from such intellectual property. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could lawfully obtain our products, if approved, and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed. Enforcing a claim that a third-party entity illegally obtained and is using any of our trade secrets is expensive and time-consuming, and the outcome is unpredictable, and we may not be able to obtain adequate remedies for such breaches.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, our agreements or security measures may be breached, and we may not have adequate remedies for any breach. Also, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA is considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

The success of our business also depends in part on our ability to protect our unregistered intellectual property rights with respect to our technologies. We rely on certain unregistered intellectual property rights, including unpatented intellectual property embodied in the software and other technologies we develop, to protect and prevent others from duplicating our proprietary technology. Such means may afford only limited protection of our intellectual property and may not: (i) prevent our competitors from duplicating our technology; (ii) prevent our competitors from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.

Patent terms may be inadequate to protect our competitive position on our products for an adequate amount of time, and if we do not obtain protection under the Hatch-Waxman Amendments and similar non-United States legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

Patents have a limited lifespan both in the United States and abroad. The terms of individual patents depend upon the legal term for patents in the countries in which they are granted. In most countries, including the United States, if all maintenance fees are timely paid, the natural expiration of a utility patent is generally 20 years from its earliest non-provisional application filing date in the applicable country. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products.

Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension (PTE) under the Hatch-Waxman Amendments, and similar legislation in the EU. The Hatch-Waxman Amendments permit a PTE of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A PTE cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. PTE may also be available in certain foreign countries upon regulatory approval of our product candidates. While, in the future, if and when our product candidates receive FDA approval, we expect to apply for PTEs on patents covering those product candidates, there is no guarantee that the applicable authorities will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. We may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. The length of extension, if granted, may be reduced if we are not diligent in testing and seeking approval of our drug candidates. Moreover, in any of the cases above, the length of the extension could be less than we request. If we are unable to obtain PTE or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened and our competitors may obtain approval to market competing or generic products sooner. As our patents expire, the scope of our patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by our patent portfolio. As a result, our revenue from applicable products could be reduced and could have a material adverse effect on our business.

We in-license key intellectual property necessary for the development of our current product candidates. If we fail to comply with our obligations in our current and future intellectual property licenses with third parties, resulting in the termination of such licenses, we could lose rights that are important to our business.

We are heavily reliant upon licenses to certain patent rights and proprietary technology for the development of each of our current product candidates, and we may enter into additional license agreements in the future. In particular, we in-license key patents and patent applications from BWH related to AD109. The BWH License imposes diligence and milestone and royalty payment obligations on us, and also contains certain development requirements. If we fail to comply with our obligations, BWH may have the right to terminate the BWH License, in which event we will not be able to develop, manufacture or market any product using the intellectual property under any such terminated agreement and may face other penalties. Such an occurrence would materially adversely affect our business prospects. For a more complete description of the BWH License, please see the section titled “Business—Licenses and Collaborations” in this prospectus.

Certain of our licenses may not provide us with exclusive rights to use the licensed intellectual property and technology, or may not provide us with exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. In addition, the intellectual property rights licensed to us by BWH, at least in some respects, may be used by such licensors or licensed to third parties, and such third parties may have certain enforcement rights with respect to such intellectual property. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against BWH or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons. As a result, we may not be able to prevent competitors or other third parties from developing and commercializing competitive products, including in territories covered by our licenses.

Licenses to additional third-party intellectual property, technology and materials that may be required for our development programs may not be available in the future or may not be available on commercially reasonable terms, or at all, which could have a material adverse effect on our business and financial condition. In such events, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or product candidates. Even if we are able to obtain such additional licenses, they may be non-exclusive thereby giving our competitors and other third parties access to the same technology licensed to us.

If we or our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize our product candidates and technology could suffer. Although we have rights to review and provide input, BWH generally has the right to control the prosecution and maintenance of our in-licensed BWH patents and patent applications. Therefore, we cannot be certain that the prosecution and maintenance of these patent rights will be in a manner consistent with the best interests of our business, or in compliance with applicable laws and regulations, or will result in valid and enforceable patents and other intellectual property rights. In addition, subject to the terms of any future license agreements, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties in the future. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. If we or our licensors fail to maintain such patents or patent applications, or if we or our licensor lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated and our right to develop and commercialize any of our product candidates that are the subject of such licensed rights could be adversely affected. In addition to the foregoing, the risks associated with patent rights that we license or may license from third parties will also apply to patent rights we may own in the future.

Further, if we fail to comply with our development obligations under our license agreements, we may lose our patent rights with respect to such agreement on a territory-by-territory basis, which would affect our patent rights worldwide. In spite of our efforts, our current and future licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate such license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial and other obligations under the license agreement;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to transfer or assign the license;

•	our right to sublicense patent and other rights to third parties under collaborative development relationships or otherwise;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

•	the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates. In addition, if any such disputes result in the termination of our intellectual property licenses, this could result in the loss of our ability to develop and commercialize our lead product candidates, or we could lose other significant rights, experience significant delays in the development and commercialization of our other product candidates, or incur liability for damages, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties, including our competitors, to receive licenses to a portion of the intellectual property that is subject to our existing licenses and to compete with our product candidates.

Some of our future agreements with certain of our third-party research partners may provide that improvements developed in the course of our relationship may be owned solely by either us or our third-party research partner. If we determine that rights to such improvements owned solely by a third-party research partner or other third party with whom we collaborate are necessary to commercialize our therapeutic candidates or maintain our competitive advantage, we may need to obtain a license from such third party in order to use the improvements and continue developing, manufacturing or marketing our drug candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our product candidates or allow our competitors or others the chance to access technology that is important to our business.

Termination of our current or any future license agreements or reduction or elimination of our rights under these agreements, or restrictions on our ability to freely assign or sublicense our rights under such agreements when it is in the interest of our business to do so, would reduce or eliminate our rights under these agreements and may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, or impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements. Any of the foregoing could have a material adverse effect on our operating results and overall financial condition.

In addition, intellectual property rights that we in-license in the future may be sublicenses under intellectual property owned by third parties, in some cases through multiple tiers. The actions of our licensors may therefore affect our rights to use our sublicensed intellectual property, even if we are in compliance with all of the obligations under our license agreements. Should our licensors or any of the upstream licensors fail to comply with their obligations under the agreements pursuant to which they obtain the rights that are sublicensed to us, or should such agreements be terminated or amended, our ability to develop and commercialize our product candidates may be materially harmed.

In addition, a third party may in the future bring claims that our performance under our license agreements, including our sponsoring of clinical trials, interferes with such third party’s rights under its agreement with one of our licensors. If any such claim were successful, it may adversely affect our rights and ability to advance our product candidates as clinical candidates or subject us to liability for monetary damages, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we license as we are for intellectual property that we own, which are described above and below. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could suffer. We may not be successful in obtaining or maintaining necessary rights to product components and processes for our development pipeline through acquisitions and in-licenses.

Presently, we have obtained rights to certain intellectual property rights through licenses from third parties, such as BWH, to develop, manufacture and commercialize our lead product candidates and other potential product candidates in our pipeline. The commercialization of our product candidates may require the use of additional intellectual property rights held by third parties. Our product candidates also require specific formulations and manufacturing processes to work effectively and efficiently, and third parties may hold intellectual property rights to such technologies.

We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary, important or more expedient to further our business operations. In addition, even if we are able to obtain such licenses, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Were that to happen, we may need to cease use of the product candidates and technologies covered by those third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe, misappropriate or violate those intellectual property rights, which may entail additional costs and development delays if we are able to develop such alternatives, or which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment.

If we are unable to successfully obtain rights to required third-party intellectual property or maintain the existing intellectual property rights we have licensed, we may be required to expend significant time and resources to redesign our product candidates, or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis, and we may have to abandon development of our product candidates, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

We currently depend, and will continue to depend, on our license agreements, including the BWH License. The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If any of our licenses or material relationships or any in-licenses upon which our licenses are based are terminated or breached, we may:

•	lose our rights to develop and market our products;

•	lose patent protection for our products;

•	experience significant delays in the development or commercialization of our products;

•	not be able to obtain any other licenses on acceptable terms, if at all; or

•	incur liability for damages.

These risks apply to any agreements that we may enter into in the future for our products or for any future product candidates. If we experience any of the foregoing, it could have a material adverse effect on our business, financial condition, results or operations and prospects.

We cannot be certain that any of our owned or licensed pending patent applications or our future owned or licensed patent applications will result in issued patent claims covering such aspects of our product candidates.

Composition-of-matter patents on the active pharmaceutical ingredient (API), in prescription drug products are generally considered to be the strongest form of intellectual property protection for drug products because those types of patents provide protection without regard to any particular method of use or manufacture or formulation of the API used. Although we may file composition-of-matter patent applications in the future, we cannot be certain that our future owned or licensed patent applications will cover our current or future product candidates.

Method-of-use patents protect the use of a product for the specified method and formulation patents cover formulations of the API. These types of patents do not prevent a competitor or other third party from developing or marketing an identical product for an indication that is outside the scope of the patented method or from developing a different formulation that is outside the scope of the patented formulation. Moreover, with respect to method-of-use patents, even if competitors or other third parties do not actively promote their product for our targeted indications or uses for which we may obtain patents, physicians may recommend that patients use these products off-label, or patients may do so themselves. Although off-label use may infringe or contribute to the infringement of method-of-use patents, the practice is common, and this type of infringement is difficult to prevent or prosecute. In addition, there are numerous publications and other prior art that may be relevant to our owned or in-licensed method-of-use patents and patent applications and may be used to challenge the validity of these owned or in-licensed patents and patent applications in litigation or other intellectual property-related proceedings. If these types of challenges are successful, our owned or in-licensed patents and patent applications may be narrowed or found to be invalid, and we may lose valuable intellectual property rights. Any of the foregoing could have a material adverse effect on our business, financial conditions, prospects and results of operations.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other countries. Even if patents do successfully issue, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and third parties may challenge the validity, enforceability or scope of our owned and licensed patents in courts or patent offices in the United States and abroad, which may result in those patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our owned and licensed patents and pending patent applications, if issued, may not adequately protect our intellectual property or prevent competitors or others from designing around our patent claims to circumvent our owned or licensed patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. If the breadth or strength of protection provided by the patents and patent applications we own or license with respect to our product candidates is not sufficient to impede such competition or is otherwise threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe the patents for which we have applied or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. If we initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product or product candidate is invalid and/or unenforceable. In patent litigation in the United States, counterclaims alleging invalidity and/or unenforceability are common, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. In an infringement proceeding, a court may decide that the patent claims we are asserting are invalid and/or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patent claims do not cover the technology in question. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review and equivalent proceedings in foreign jurisdictions (for example, opposition proceedings). Such proceedings could result in revocation of or amendment to our patents in such a way that they no longer cover our product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates that we own or may develop. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could have a material adverse impact on our business.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patent applications. An unfavorable outcome could require us to cease using the related technology or force us to take a license under the patent rights of the prevailing party, if available. Furthermore, our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Even if we establish infringement of any of our intellectual property by a competitive product or competing activities of a third party, a court may decide not to grant an injunction against further infringing activity, thus allowing any such competitive product to continue to be marketed by the competitor. It is difficult to obtain an injunction in U.S. litigation and a court could decide that the competitor should instead pay us a “reasonable royalty” as determined by the court, and/or other monetary damages. A reasonable royalty or other monetary damages may or may not be an adequate remedy. Loss of exclusivity and/or competition from a related product would have a material adverse impact on our business.

For certain of our in-licensed patent rights, we may not have the right to file a lawsuit for infringement and may have to rely on a licensor to enforce these rights for us. If we are not able to directly assert our licensed patent rights against infringers or if a licensor does not vigorously prosecute any infringement claims on our behalf, we may have difficulty competing in certain markets where such potential infringers conduct their business, and our commercialization efforts may suffer as a result.

In addition, we or our licensors, as the case may be, may not be able to detect infringement against our owned or in-licensed patents, which may be especially difficult for manufacturing processes or formulation patents. Even if we or our licensors detect infringement by a third party of our owned or in-licensed patents, we or our licensors, as the case may be, may choose not to pursue litigation against or settlement with the third party. If we or our licensors later sue such third party for patent infringement, the third party may have certain legal defenses available to it that otherwise would not be available but for the delay between when the infringement was first detected and when the suit was brought. These legal defenses may make it impossible for us or our licensors to enforce our owned or in-licensed patents, as the case may be, against that third party.

In addition, if the breadth or strength of protection provided by our future patents or the patents of our future licensors is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or product candidates. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock.

Our commercial success depends significantly on our ability to operate without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights, including patents, of third parties. Third parties may initiate legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and may result in liability for damages or prevent or delay our developmental and commercialization efforts.

Our commercial success depends in part on avoiding infringement, misappropriation or other violation of the intellectual property and proprietary rights of third parties. As our current and future product candidates progress toward commercialization, the possibility of an intellectual property infringement claim against us increases. We cannot provide any assurance that our current and future product candidates do not infringe other parties’ patents or other proprietary rights, and competitors or other parties may assert that we infringe their proprietary rights in any event. We may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and future product candidates, including interference or derivation proceedings before the United States Patent and Trademark Office (USPTO), or oppositions and other proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates, manufacturing methods, formulations, administration methods and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights.

Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of drugs, products or their methods of use or manufacture. If a patent holder believes that one of our product candidates infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. We conducted a freedom-to-operate search for AD109 in 2020, but have not conducted a freedom-to-operate search or analysis for any of our other product candidates. Additionally, we cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to our research and other operations or necessary for the commercialization of our product candidates in any jurisdiction. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties, including our competitors, may allege they have patent rights encompassing our product candidates, technologies or methods and that we are employing their proprietary technology without authorization.

Moreover, we may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect. Even in such cases, if a patent infringement suit were threatened or brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the drug or product candidate that is the subject of the actual or threatened suit.

If we were sued for patent infringement, we would need to demonstrate that the relevant product or methods of using the product either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is high and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would agree with us and invalidate the claims of any such U.S. patent. Further, the outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of any adverse party. This is especially true in intellectual property cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree.

If any third-party patents are held by a court of competent jurisdiction to be valid and enforceable and to cover any of our technology or product candidates, including the manufacturing process of our product candidates or any final product itself, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product. If we were required to obtain such a license to continue to manufacture or market the affected product, we may be required to pay substantial royalties or grant cross-licenses to our patents. We cannot, however, assure that any such license will be available on acceptable terms, if at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us; alternatively, or additionally, it could include terms that impede or destroy our ability to compete successfully in the commercial marketplace. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing a product or force us to cease some of our business operations, which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations as a result of claims of patent infringement or violation of other intellectual property rights.

The cost to us in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in our favor, could be substantial, and litigation would divert our management’s attention. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay our research and development efforts and limit our ability to continue our operations.

We may be subject to claims that we and our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information or trade secrets of third parties.

We employ individuals who were previously employed at other biotechnology or biopharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our future patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and even if we are successful, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, harm to our reputation and other factors.

Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities. Some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

We may be subject to claims challenging the inventorship or ownership of our future patents and other intellectual property.

We may also be subject to claims that former employees, collaborators, or other third parties have an ownership interest in our patent applications, our future patents, or other intellectual property. We may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our product candidates and platform discovery. Although it is our policy to require our employees, contractors and other third parties who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

In addition to seeking patents for our current and future product candidates, we rely on other proprietary rights, including the protection of our trade secrets, unpatented know-how, technology, and other confidential and proprietary information to maintain our competitive position. Trade secrets and know-how can be difficult to protect. If we rely on third parties to manufacture or commercialize our product candidates, or if we collaborate with additional third parties for the development of such product candidates, we must at times, share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We have taken steps to protect our proprietary technology trade secrets and unpatented know-how, including by entering into in part by entering into confidentiality agreements and, if applicable, invention assignment agreements, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of our employees, consultants, or such third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third party illegally obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Moreover, third parties may still obtain this information or may legally come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of skilled personnel from company to company or academic to industry scientific positions. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position could be harmed.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•

others may independently develop similar or alternative technologies or duplicate any of our product candidates or utilize similar technologies that are not covered by the claims of the patents we own or license;

•	it is possible that others may circumvent our owned or in-licensed patents;

•

others, including inventors or developers of our owned or in-licensed patented technologies who may become involved with competitors, may independently develop similar technologies that function as alternatives or replacements for any of our technologies without infringing our intellectual property rights;

•

it is possible that our owned or in-licensed patents or patent applications omit individual(s) who should be listed as inventor(s) or include individual(s) who should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•

we or our licensors or our other collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license;

•

we or our licensors or our other collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license;

•

we or our licensors may fail to meet obligations to the U.S. government with respect to in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights;

•	it is possible that our pending patent applications will not result in issued patents;

•	we may not be able to generate sufficient data to support full patent applications that protect the entire breadth of developments in one or more of our programs;

•	no patent protection may be available with regard to formulation or method of use;

•	the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•	it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents;

•	it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to ours;

•	issued patents that we own or exclusively license may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•	we may not exclusively license our patents and, therefore, may not have a competitive advantage if such patents are licensed to others;

•

our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	the laws of other countries may not protect our or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•

countries other than the United States may, under certain circumstances, force us or our licensors to grant a license under our patents to a competitor, thus allowing the competitor to compete with us in that jurisdiction or forcing us to lower the price of our drug in that jurisdiction;

•

we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

•	we may not successfully commercialize the product candidates, if approved, before our relevant patents expire;

•	we may not develop additional proprietary technologies for which we can obtain patent protection;

•	it is possible that product candidates or technologies we develop may be covered by third parties’ patents or other exclusive rights;

•

ownership, validity or enforceability of our or our licensors’ patents or patent applications may be challenged by third parties and any issued patents that we own or license may be held invalid or unenforceable, including as a result of such legal challenges by third parties; and

•	the patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

We will not seek to protect our intellectual property rights in all geographical locations throughout the world and we may not be able to enforce our intellectual property rights even in the jurisdictions where we do seek and obtain protection.

Filing and prosecuting patent applications and defending patents covering our product candidates and technologies in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These products may compete with our product candidates, and our future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, we may decide to abandon national and regional patent applications before they are granted. The examination of each national or regional patent application is an independent proceeding. As a result, patent applications in the same family may issue as patents in some jurisdictions, such as in the United States, but may issue as patents with claims of different scope or may even be refused in other jurisdictions. It is also quite common that depending on the country, the scope of patent protection may vary for the same product candidate or technology.

While we intend to protect our intellectual property rights in our expected significant markets, we cannot ensure that we will be able to initiate or maintain similar efforts in all jurisdictions in which we may wish to market our product candidates. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate, which may have an adverse effect on our ability to successfully commercialize our product candidates in all of our expected significant foreign markets. If we encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws or rules and regulations in the United States and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property rights, which could make it difficult for us to stop the infringement of our future patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in other jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing as patents, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Furthermore, various countries outside the United States, including certain countries in Europe, India, and China have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, some countries limit the enforceability of patents against government agencies or government contractors. In those countries, the patent owner may have limited remedies, which could materially diminish the value of such patents. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our patents and/or applications and any patent rights we may obtain in the future. Furthermore, the USPTO and various non-United States government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse of a patent or patent application can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patents or patent applications, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market, which could have a material adverse effect on our business.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our future exclusive rights and limit our ability to contract with non-U.S. manufacturers.

The development of the patents we license from BWH was supported was supported by U.S. government grants issued to BWH. Additionally, we may acquire or license in the future additional intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use under federal regulations (also referred to as “march-in rights”). If the U.S. government exercises its march-in rights in our currently licensed or future intellectual property rights that were or are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects.

Changes in U.S. or foreign patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the Leahy-Smith America Invents Act (AIA), which was passed in September 2011, resulted in significant changes to the U.S. patent system.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This means that we must file our patent applications earlier in our development process rather than relying on proving priority of invention and it is now easier and less costly for third parties to attack our patents, all of which could harm our business, financial condition, results of operations, and prospects. This will require us to be cognizant going forward of the time from invention to filing of a patent application and be diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

We may become involved in opposition, interference, derivation, inter partes review or other proceedings challenging our or our licensors’ patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have in-licensed or that we may obtain in the future. Depending on decisions by Congress, the federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but the complexity and uncertainty of European patent laws has also increased in recent years. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

We use and intend to use registered or unregistered trademarks or trade names to brand and market ourselves and our products. Our current and future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we would be given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. We may license our trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how our trademarks and trade names may be used, a breach of these agreements or misuse of our trademarks and tradenames by our licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks and trade names.

Moreover, any name we have proposed to use with our product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names and such owners may file a lawsuit asking a court to force us to change our company and/or product names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks. If we are unable to establish name recognition based on our trademarks and trade names for any of the foregoing reasons or otherwise, we may not be able to compete effectively and our business may be adversely affected.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our products that receive marketing approval, or such authorities do not grant our products sufficient periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “reference listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book. Manufacturers may seek approval of generic versions of reference listed drugs through submission of ANDAs in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The FDCA provides a period of five years of non-patent exclusivity for a new drug containing an NCE. Marketing exclusivity provisions under the FDCA, can delay the submission or the approval of certain marketing applications by other companies for a product with the same active moiety as a product we sell or may in the future sell. Specifically, in cases where NCE exclusivity has been granted, neither an ANDA nor a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, may be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug.

We believe AD109 (aroxybutynin, specifically) will be treated as an NCE under current FDA interpretations and, therefore, if approved, AD109 should be afforded five years of data exclusivity; however, the FDA may disagree with that conclusion and may approve generic products after a period that is less than five years. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product. The FDCA also provides three years of marketing exclusivity for a full NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use.

There is no guarantee that AD109 will qualify for marketing or data exclusivity under these provisions or that such exclusivity will alone be sufficient for our business. The applicable five-year and three-year exclusivity periods of NCE or data exclusivity under the FDCA will not delay the submission or approval of a full NDA.

With passage of the CREATES Act, we are exposed to possible litigation and damages by competitors. In addition, existing statutes, including the CREATES Act, and proposed legislation in Congress, if passed into law, could limit the patent exclusivity on our products or facilitate earlier entry of generic competition.

Under the Creating and Restoring Equal Access to Equivalent Samples Act (the CREATES Act), legislation intended to facilitate the development of generic and biosimilar products, we are exposed to possible litigation and damages by competitors who may claim that we are not providing sufficient quantities of our approved products on commercially reasonable, market-based terms for testing in support of their ANDAs and 505(b)(2) applications. Such litigation would subject us to additional litigation costs, damages and reputational harm, which could lead to lower revenues. Increased risk of generic competition with AD109 and any of our product candidates, if approved, including as a result of the CREATES Act, could impact our ability to maximize product revenue.

In addition, members of Congress have proposed numerous legislative initiatives aimed at limiting the patent exclusivity on drug products or facilitating earlier entry into the market of generic versions of approved drugs. Examples of bills that have been proposed include a bill that, if passed, would create a presumption of invalidity for patents beyond the first patent covering a drug product thus shifting the burden to the innovator to prove that these subsequent patents are separately patentable inventions, distinct from the first patent; a bill that, if passed, would empower the Federal Trade Commission to investigate whether large patent portfolios covering a drug product constitute an anti-competitive practice and to file antitrust lawsuits in such instances; and a bill that, if passed, would limit the availability of a 30-month stay on approval by the FDA of a generic version of a drug to only those instances where the ANDA litigation involves a composition of matter patent claiming the drug substance. Such legislation, if passed into law, could adversely affect AD109 or any of our future products, or result in earlier entry into the market of generic versions of our drugs.

Risks Related to Government Regulation

Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval, and if we fail to comply with continuing regulations, we could lose these approvals and the sale of any approved commercial products could be suspended.

Any regulatory approvals that we may receive for our product candidates will require the submission of reports to regulatory authorities and surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, including boxed warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician training and communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as on-going compliance with GCP for any clinical trials that we conduct post-approval. Further, the FDA closely regulates the post-approval marketing and promotion of drugs to ensure drugs are marketed only for their approved indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on companies’ communications regarding off-label use, and if we or any contract sales force members we recruit market our products for uses beyond their approved indications, we may be subject to enforcement action for off-label marketing. Violations of the FDCA relating to the promotion of prescription drugs may lead to FDA enforcement actions and investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other domestic and foreign regulatory authorities for compliance with cGMP, regulations and standards. If we or a regulatory authority discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we fail to comply with the regulatory requirements of the FDA and other applicable domestic and foreign regulatory authorities, or if previously unknown problems with any approved product, manufacturer, or manufacturing process are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the marketing or manufacturing of our products;

•

revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including black box warnings or expanded black box warnings;

•	imposition of a REMS, or comparable foreign risk management approaches, which may include distribution or use restrictions;

•	requirements to conduct additional post-marketing clinical trials to assess the safety of the product;

•	civil or criminal penalties;

•	fines, warning letters or holds on clinical trials;

•	injunctions;

•	product seizures or detentions;

•	voluntary or mandatory product recalls;

•	suspension, modification or withdrawal of regulatory approvals; and

•	refusal by the FDA or other domestic or foreign regulatory authorities to approve pending applications for marketing approval of new products or supplements to approved applications.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay approval of any product candidates we develop. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad, and compliance with such regulation may be expensive and consume substantial financial and management resources. If we or any future marketing collaborators or CMOs are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies or are not able to maintain regulatory compliance, it could delay or prevent the promotion, marketing or sale of our products, which would adversely affect our business and results of operations.

Current and future healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

The United States and many foreign jurisdictions have enacted and/or proposed legislative and regulatory changes affecting the healthcare system that could prevent or delay regulatory approval of our current or future product candidates or any future product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell a product for which we obtain regulatory approval. Changes in laws, regulations, statutes or the interpretation of existing laws and regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements, (ii) additions or modifications to product labeling, (iii) the recall or discontinuation of our products or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. For more information, see the section of this report entitled “Business—Government Regulation—Current and Future U.S. Healthcare Reform Legislation.”

In the United States, there have been, and continue to be, a significant number of legislative initiatives to contain healthcare costs. The United States has also sought to implement at the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our current or future product candidates or additional pricing pressures. In particular, any policy changes through U.S. Centers for Medicare & Medicaid Services as well as local state Medicaid programs, could have a significant impact on our business.

Our revenue prospects could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for our current or future product candidates, if we obtain regulatory approval; our ability to set a price that we believe is fair for our products; our ability to obtain coverage and reimbursement approval for a product; our ability to generate revenue and achieve or maintain profitability; the level of taxes that we are required to pay; and the availability of capital.

We expect that these existing laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.

Our business operations and current and future relationships with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers will be subject to applicable healthcare regulatory laws, which could expose us to penalties.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. For more information, see the section of this report entitled “Business—Government Regulation—Other U.S. Healthcare Laws.”

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of a pharmaceutical manufacturer’s business activities could be subject to challenge under one or more of such laws. Efforts to ensure that business arrangements comply with applicable healthcare laws involve substantial costs. It is possible that governmental and enforcement authorities will conclude that a pharmaceutical manufacturer’s business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against a pharmaceutical manufacturer, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, imprisonment, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reporting obligations and oversight if we become subject to integrity and oversight agreements to resolve allegations of non-compliance, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect a pharmaceutical manufacturer’s ability to operate its business and the results of operations.

Failure to comply with stringent and rapidly changing data privacy and security laws, regulations and other obligations related to the privacy and security of personal data could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, negative publicity, increased compliance costs and/or other adverse consequences that could negatively affect our operating results and business.

We, and third-party service providers on our behalf, collect, receive, store, process, use, generate, transfer, disclose, make accessible, protect, share, and maintain personal data and other sensitive information, which may include proprietary and confidential business information, trade secrets, intellectual property, third-party information, and protected health information. Accordingly, we and those third-party service providers are, and may become, subject to federal, state, provincial, local, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security), guidance and industry standards, as well as external and internal privacy and security policies, contracts and obligations that apply to the processing of personal data by us or on our behalf. In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws and regulations that govern the collection, use, disclosure, protection, transfer, security and processing of health-related and other personal information apply or could apply to our operations or the operations of our partners. For example, we may obtain health information from third parties (including research institutions and contracted third-parties from which we obtain clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act (HIPAA). HIPAA imposes certain obligations relating to the privacy, security, and transmission of individually identifiable health information. Depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA, such as substantial criminal or civil penalties if we knowingly receive protected health information from a HIPAA-covered entity (such as a healthcare provider or research institution) that has not satisfied HIPAA’s requirements for disclosure of such information to us or otherwise violates applicable requirements related to the protection of such information.

Even when HIPAA does not apply, according to the Federal Trade Commission (FTC), failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of the Federal Trade Commission Act of 1914. The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable health information is considered sensitive data that merits stronger safeguards. In addition, concerns about cybersecurity have led the federal government to develop more stringent cybersecurity standards for the “Internet-of-Things,” which could impose operational costs and additional liability on our business.

In addition, in the United States certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, broader in scope or offer greater individual rights with respect to protected health information than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the California Consumer Privacy Act (CCPA), which provides for individual privacy rights for California consumers (as defined in the law), including the right to opt out of certain disclosures of their information, and requires regulated businesses to comply with increased privacy and security obligations. The CCPA also provides a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach as well as expenses for data breach litigation. Further, as amended by the California Privacy Rights Act (CPRA), the CCPA imposes limitations on data uses, audit requirements for higher risk data, and opt outs for certain uses of sensitive data. Although there are limited exemptions for clinical trial data under the CCPA, compliance with the CCPA and other similar laws may increase our potential liability and require additional compliance costs, investment and potential business process changes, all of which may divert resources from other business activities.

Comprehensive laws similar to the CCPA have been adopted in numerous other states outside of California. These laws are substantially similar in scope and contain many of the same requirements and exceptions as the CCPA, including exemptions for clinical trials and HIPAA-regulated activities. Furthermore, certain states have enacted laws that focus on narrower types of data and activities. For example, Washington’s My Health My Data Act, which became effective on March 31, 2024, protects consumer health data not subject to HIPAA. This law has a private right of action, which further increases our potential liability and the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, the federal government and a number of other states have proposed new privacy laws, some of which are similar to the recently-passed laws discussed above, and some of which include requirements that exceed those imposed by such current laws. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

The proliferation of privacy laws in different states in the country makes our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance.

All of the aforementioned evolving compliance and operational requirements impose potentially significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, utilize management’s time and/or divert resources from other initiatives and projects. If we or CMOs, CROs or other contractors or consultants fail to comply with U.S. and international data protection laws and regulations, it could result in government enforcement actions (which could include civil or criminal penalties), audits and inspections, additional reporting requirements, orders that limit our ability to use personal data (including an interruption or stoppage in our clinical trial efforts or commercialization of our product candidates), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business, financial condition, results of operations and prospects. See “Business—Government Regulation and Product Approval—U.S. Privacy Laws” for additional information.

Foreign data, privacy and cybersecurity laws, including the European Union’s General Data Protection Regulation (the EU GDPR), and the United Kingdom equivalent of the same (the UK GDPR, together with the EU GDPR, the GDPR), Regulation (EU) 2023/2854 (the EU Data Act) and Network Information Systems Directive 2 may also apply to our business activities.

The GDPR imposes stringent requirements for controllers and processors of personal data of individuals within the European Economic Area (EEA), or the United Kingdom. The GDPR applies to any company established in the EEA or United Kingdom as well as to those outside the EEA or United Kingdom if they collect and use personal data in connection with the offering of goods or services to individuals in the EEA or United Kingdom or the monitoring of their behavior. The GDPR, together with national legislation, regulations and guidelines of the EEA member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data such as: providing notice to the individuals to whom the personal data relates regarding data processing activities; limiting processing of such data to what is necessary for specified, explicit, and legitimate purposes; implementing safeguards to protect the privacy and security of personal data; requiring appointment of data protection officers in certain circumstances; increasing transparency obligations to data subjects and implementing processes to handle requests from individuals to exercise their data protection rights; maintaining records of our processing activities and to document data protection impact assessments where there is high risk processing; providing notification of data breaches in certain circumstances; and taking certain measures when engaging third-party processors or sub-processors. In particular, the processing of “special category personal data” (such as personal data related to health and genetic information), which could be relevant to our operations in the context of our conduct of clinical trials, imposes heightened compliance burdens under European data protection laws and is of interest to relevant regulators. The GDPR also imposes strict rules on the transfer of personal data out of the EEA and United Kingdom to the United States or other regions that have not been deemed to offer “adequate” privacy protections.

Companies that are subject to the GDPR face compliance obligations and risk, including regulatory enforcement and potential fines for noncompliance of up to €20 million (£17.5 million) or 4% of the annual global revenues of the noncompliant company, whichever is greater. Currently, the EU GDPR and UK GDPR remain largely aligned, but the United Kingdom has announced plans to reform the country’s data protection legal framework in its Data Protection and Digital Information Bill, which will introduce significant changes from the EU GDPR. This may lead to additional compliance costs and could increase our overall risk exposure as we may no longer be able to take a unified approach across the EEA and the United Kingdom, and we will need to amend our processes and procedures to align with the new framework.

Implementing mechanisms to endeavor to ensure compliance with the GDPR and relevant local legislation in EEA member states and the United Kingdom may be onerous and may interrupt or delay our development activities, and adversely affect our business, financial condition, results of operations, and prospects. While we have taken steps to comply with the GDPR where applicable, including by reviewing our security procedures and privacy policies, engaging data protection personnel, and entering into data processing agreements with relevant contractors, our efforts to achieve and remain in compliance may not be fully successful.

Furthermore, we may be subject to expanding cybersecurity legislation in the EU. The Network Information Systems Directive 2 (NISD 2), brings a large number of new industry sectors within scope of the cyber security regulation, including certain manufacturers of medical devices. NISD 2 imposes requirements to implement appropriate technical and organizational measures to manage risks to networks and information systems. There are also reporting requirements in the event there is an event having an actual effect on the security of the network and systems. We may need to undertake a compliance exercise to ensure we implement measures required under the EU Data Act and NISD 2, which may be an onerous, time-consuming and costly process.

In addition to the aforementioned data privacy and security laws, we are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We publish privacy policies and other statements regarding data privacy and security. If these policies, materials, or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

Compliance with U.S. and foreign privacy and security laws, rules and regulations could require us to take on more onerous obligations in our contracts, require us to engage in costly compliance exercises, restrict our ability to collect, use and disclose data, or in some cases, impact our or our partners’ or suppliers’ ability to operate in certain jurisdictions. These constantly evolving laws and regulations and other contractual obligations can be subject to varying interpretations. Failure to comply with U.S. and foreign data protection laws and regulations could result in government investigations and enforcement actions or notices (which could include civil or criminal penalties), fines, private litigation including class action-type, orders to cease/change our use of data, and/or adverse publicity and could negatively affect our operating results and business. Moreover, patients about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business. See “Business—Government Regulation and Product Approval—U.S. Privacy Laws” for additional information.

Disruptions at the FDA and other domestic and foreign government authorities, including changes in funding, could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA and other domestic and foreign government authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel, accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government authorities that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other domestic and foreign authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government authorities, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory authorities, such as the FDA, have had to furlough critical FDA employees and stop critical activities. Our business depends upon the ability of the FDA to accept and review our potential regulatory filings. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our ability to advance clinical development of our product candidates. Further, future shutdowns of other government authorities, such as the SEC, may also impact our business through review of our public filings and our ability to access the public markets.

The use of new and evolving technologies, such as artificial intelligence, in our business may result in spending material resources and presents risks and challenges that can impact our business including by posing security and other risks to our confidential and/or proprietary information, including personal information, and as a result we may be exposed to reputational harm and liability.

We may use and integrate artificial intelligence into our business processes, and this innovation presents risks and challenges that could affect its adoption, and therefore our business. If we enable or offer solutions that draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. The use of certain artificial intelligence technology can give rise to intellectual property risks, including compromises to proprietary intellectual property and intellectual property infringement. Additionally, we expect to see increasing government and supranational regulation related to artificial intelligence use and ethics, which may also significantly increase the burden and cost of research, development and compliance in this area. For example, the EU’s Artificial Intelligence Act (AI Act), the world’s first comprehensive AI law, is anticipated to enter into force by mid-2024 and, with some exceptions, become effective 24 months thereafter. This legislation imposes significant obligations on providers and deployers of high risk artificial intelligence systems, and encourages providers and deployers of artificial intelligence systems to account for EU ethical principles in their development and use of these systems. If we develop or use AI systems that are governed by the AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. The rapid evolution of artificial intelligence will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that artificial intelligence is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate artificial intelligence tools into their offerings, and the providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Any wearable device we intend to commercialize will be subject to medical device regulations and privacy and cybersecurity requirements. Additionally, any material modifications we make to such devices may require additional regulatory approvals and authorizations.

Our ability to develop any wearable device products will depend, in part, on our ability to comply with medical device requirements, which include regulations related to product design, development and manufacturing; testing, labeling, instructions for use; clinical trials; product safety; premarket clearance, de novo classification, and/or approval; establishment registration and device listing; and marketing, sales and distribution. If, however, the regulatory framework for digital health-enabled wearable device products simplifies and the requirements that we and others are required to comply with are lowered, it could result in the increased competition and the introduction by competitors of products that are or claim to be superior to our products. Additionally, competitors using our products as predicates for 510(k)s may successfully argue that they should be required to submit substantially less data to support clearance of their product than was required for our products based on FDA’s growing familiarity with the technology. As a result, we are subject to risks related to the developing regulatory landscape applicable to any wearable devices we may develop that could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we decide to launch a wearable device in the EU, we may become subject to additional privacy and cybersecurity requirements that do not currently apply to us. For example, we may take on new requirements under the GDPR and will need to undertake a compliance exercise to ensure we implement measures to comply with GDPR, including determining an appropriate lawful basis for the processing health data, a special category of data afforded a higher level of protection. Connected wearable devices may also be subject to parallel regulation under European privacy laws on cookies, such as the e-Privacy Directive, which impose rules around obtaining consent for gaining technical access to data stored on connected devices. Moreover, the EU Data Act applies to manufacturers and users of “connected products” in the EU, including medical devices and other health devices. The EU Data Act imposes obligations regarding the sharing of product data and related service data (included but not limited to personal data), facilitates the switching between providers of data processing services, introduces safeguards against unlawful data transfer and provides for the development of interoperability standards for data to be reused between sectors.

Additionally, any material modifications to the intended use or technological characteristics of any wearable device we are able to commercialize may require new 510(k) clearance, de novo classification, Premarket Approval (PMA), or PMA supplement approval, or may require us to cease marketing or recall the modified devices until clearances, de novo classifications, or approvals are obtained. Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a de novo or a PMA. The FDA requires every manufacturer to make and document this determination in the first instance. A manufacturer may determine that a modification could not significantly affect safety or effectiveness and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. The FDA may review any manufacturer’s decision and may not agree with our decisions regarding whether new clearances, de novo classifications, or approvals are necessary. The FDA may also on its own initiative determine that a marketing authorization is required.

We rely upon third party providers of cloud-based infrastructure to host our platform to enable the development and potential future commercialization of wearable devices. Any disruption in the operations of these third-party providers, limitations on capacity or interference with our use could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our wearable device platform’s technological infrastructure is implemented using third-party hosting services, such as Azure. We have no control over any of these third parties, and we cannot guarantee that such third-party providers will not experience system interruptions, outages or delays, or deterioration in their performance. We need to be able to access our computational platform at any time, without interruption or degradation of performance. Our hosted platform depends on protecting the virtual cloud infrastructure hosted by third-party hosting services by maintaining our configuration, architecture, features, and interconnection specifications, as well as protecting the information stored in these virtual data centers, which is transmitted by third-party Internet service providers. In the future, we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, hosting disruptions and capacity constraints. Any limitation on the capacity of our third-party hosting services could adversely affect our business, financial condition, and results of operations, including our ability to successfully launch and commercialize a wearable medical device. In addition, any incident affecting our third-party hosting services’ infrastructure, which may be caused by cyber-attacks, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, and other disruptive events beyond our control, could negatively affect any launch and commercialization of cloud-based solutions that we may undertake in the future. A prolonged service disruption affecting our cloud-based solutions could damage our reputation or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, any events that damage the third-party hosting services we use. In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of Internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our hosted software solutions for deployment on a different cloud infrastructure service provider, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Changes in tax law may adversely affect us or our investors.

The rules dealing with federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. For example, under Section 174 of the Code, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development in the United States will be capitalized and amortized, which may have an adverse effect on our cash flow. More recently, however, there have been proposals to retroactively reinstate the deductibility of such expenses under Section 174 of the Code. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in our or our shareholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law.

The regulatory framework for wearable medical device products is evolving and any medical device we develop may be subject to premarket review by the FDA or a foreign regulatory authority prior to commercialization. Increasingly stringent regulatory requirements for medical devices could create barriers to our development and introduction of a wearable device. Conversely, in the event regulatory requirements are lowered, competitors could potentially enter the market and compete against us more easily.

The wearable device we are developing is novel and our ability to develop and introduce it into the marketplace will depend, in part, on our ability to comply with complex regulatory requirements that may apply in order to bring such a product to market. These complex regulatory requirements include those related to product design, development and manufacturing; testing, labeling, and instructions for use; clinical trials, if required; product safety; premarket clearance, de novo classification, or approval; establishment registration and device listing; and marketing, sales and distribution. We must determine the appropriate regulatory pathway to market for our wearable device and the FDA or foreign regulatory authorities may disagree with our determination of the appropriate pathway, which could lead to the recall or removal of our wearable device from the market until we are able to meet any premarket requirements that the FDA or a foreign regulatory authority may determine apply to our product. For example, if we determine that our wearable device is not the type of device that is of moderate to high risk requiring premarket review by the FDA or a foreign regulatory authority but that is able, under applicable regulations, guidance, or directives from the FDA or a foreign regulatory authority, to come to market without any premarket review, clearance, or approval, a governing regulatory authority may disagree and require premarket review, clearance, or approval prior to our commercial launch of such product. This could result in a delay of commercialization of our wearable device and the expenditure of additional resources to complete any premarket review and submission requirements for our wearable device or any future medical devices we may develop. Additionally, the regulation of medical technologies continues to evolve through additional regulation and guidance and may make the pathway to market for any wearable technology we develop more arduous than we currently expect, which would require additional resources and expenditures than we currently anticipate.

If, however, the regulatory framework for a wearable medical device simplifies over time and the requirements that we may be required to comply with to bring our wearable device to market initially are lowered in the future, it could result in the increased competition and the introduction by competitors of products that are or claim to be superior to our products. There can be no assurance that any regulatory premarket submission we may make, if required, for our novel wearable device will be accepted by FDA, or a foreign regulatory authority, or that in the future we will obtain any required regulatory clearance or marketing authorizations from FDA or other regulators to market and sell our wearable device or any other future medical device products we may develop. FDA and foreign regulatory authorities have broad authority to change their enforcement discretion as well as how they interpret and apply their authorities. If any premarket regulatory submissions for our wearable device or any future medical device products we may develop are not accepted or not ultimately cleared or authorized for marketing, FDA or foreign regulatory authorities may not allow these products to enter the marketplace.

Additionally, competitors may use any products we bring to market under FDA’s 510(k) authorities as predicates for their own 510(k)s and may successfully argue that they should be required to submit substantially less data to support clearance of their product than could be required for our products based on FDA’s growing familiarity with the technology. As a result, we are subject to risks related to the developing regulatory landscape applicable to our wearable device technology that could have a material adverse effect on our ability to increase profitability in the future from the sale of any wearable device technology we may bring to market.

Risks Related to Our Business Operations, Employee Matters and Managing Growth and Other Risks Relating to Our Business

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income or taxes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Our ability to use our federal and state net operating loss carryforwards (NOLs) and other tax attributes to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our NOLs, or other tax attributes. Under current federal tax law, unused U.S. federal NOLs arising in taxable years beginning before January 1, 2018, may be carried forward 20 taxable years to offset future taxable income, if any. U.S. federal NOLs incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the ability to use such federal NOLs to offset taxable income in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to current federal tax law.

As of December 31, 2023, we had $67.0 million of federal and $67.0 million of state NOLs. Of the amount of federal and state NOL carryforwards, $66.8 million can be carried forward indefinitely. The remaining federal and state NOL carryforwards begin to expire in 2037, unless previously utilized. Our NOLs are subject to review and possible adjustment by the federal and state tax authorities.

As of December 31, 2023 and 2022, we had federal research and development tax carryovers of $5.5 million and $2.9 million, respectively. The federal and state research credit carryforwards will begin to expire in 2037 and 2034, respectively, unless previously utilized. Our NOLs and research and development credits are subject to review and possible adjustment by the federal and state tax authorities.

In addition, under Sections 382 and 383 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by “5% shareholders” over a rolling three-year period, the corporation’s ability to use its pre-change NOLs, research and development (R&D) credits and certain other tax attributes to offset its post-change income or taxes may be limited. This could limit the amount of NOLs, R&D credit carryforwards or other applicable tax attributes that we can utilize annually to offset future taxable income or tax liabilities. Private placements and other transactions that have occurred since our inception may have triggered such an ownership change, and this offering may trigger an ownership change. We have not completed a study to assess whether any ownership changes have occurred since the date of our formation or whether an ownership change may result from this offering, due to the significant complexity and cost associated with such a study. In addition, there may be future transactions that give rise to ownership changes. Changes to the U.S. tax rules in respect of the utilization of NOLs, R&D credits and other applicable tax attributes carried forward may further affect the limitation in future years. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, we may be unable to use all or a material portion of our NOL carryforwards and other tax attributes, which could adversely affect our future cash flows.

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of December 31, 2023, we had 30 full-time employees, 22 of whom were primarily engaged in research and development activities. We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational, quality and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Due to our limited financial resources, the limited experience of our management team in managing a company with such anticipated growth and the complexity in managing a company that has scaled very quickly and anticipates continued growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of our pipeline product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced, and we may not be able to implement our business strategy, including the successful commercialization of AD109 and our other current or future product candidates.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

Our ability to compete in the highly competitive pharmaceutical, biopharmaceutical and biotechnology industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. The loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business. In April 2024, our Chief Financial Officer retired and was replaced with an interim Chief Financial Officer. While we intend to appoint a new permanent Chief Financial Officer during 2024, the changes in executive leadership could cause disruption to our business operations.

We are highly dependent on the management, research and development, clinical, financial, and business development expertise of Lawrence Miller, our Chief Executive Officer, Regina Marek, our Interim Chief Financial Officer, Dennis Molnar, our Chief Operating Officer, Ronald Farkas, our Chief Medical Officer, Barry Wohl, our Chief Business Officer, and Graham Goodrich, our Chief Commercial Officer. Each of our executive officers may terminate their employment with us at any time. We currently maintain “key person” insurance for Lawrence Miller.

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of our pipeline toward scaling up for commercialization, manufacturing and sales and marketing personnel, will also be critical to our success. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize products, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical, biopharmaceutical and biotechnology companies for similar personnel, and consequently we may further be unable to maintain our positive company culture. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time and resources to new compliance initiatives.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could significantly harm our business, financial condition, results of operations and prospects. We have a very small team with only 30 full-time employees. We may need to hire additional financial reporting, internal controls and other finance personnel or consultants in order to develop and implement appropriate internal controls and reporting procedures, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. The increased costs will decrease our net income or increase our net loss, and may require us to reduce expenditures in other areas of our business or increase the prices of our products, if approved. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and prospects may be significantly harmed.

We enter into various contracts in the normal course of our business in which we indemnify the other party to the contract. In the event we have to perform under these indemnification provisions, it could have a material adverse effect on our business, financial condition and results of operations.

In the normal course of business, we periodically enter into academic, commercial, service, collaboration, licensing, consulting and other agreements that contain indemnification provisions. With respect to our academic and other research agreements, we typically indemnify the institution and related parties from losses arising from claims relating to the products, processes or services made, used, sold or performed pursuant to the agreements for which we have secured licenses, and from claims arising from our or our potential sublicensees’ exercise of rights under the agreement. With respect to our commercial agreements, we indemnify our vendors from any third-party product liability claims that could result from the production, use or consumption of the product, as well as for alleged infringements of any patent or other intellectual property right by a third party.

Should our obligation under an indemnification provision exceed applicable insurance coverage or if we were denied insurance coverage, our business, financial condition and results of operations could be adversely affected. Similarly, if we are relying on a collaborator to indemnify us and the collaborator is denied insurance coverage or the indemnification obligation exceeds the applicable insurance coverage, and if the collaborator does not have other assets available to indemnify us, our business, financial condition and results of operations could be adversely affected.

Our internal computer systems, or those used by our CROs, contractors, consultants or other third parties upon which we rely, may fail or suffer cybersecurity incidents or breaches which could result in a material disruption to our operations and to the development of our product candidates and other adverse consequences.

We rely on information technology systems that we or our third-party service providers operate to collect, handle, use, transmit, store, and otherwise process information in our day-to-day operations. We may also share sensitive information with our partners or other third parties in conjunction with our business. Despite the implementation of security and back-up measures designed to protect against cybersecurity incidents or breaches, our internal computer, server, and other information technology systems as well as those of our third-party collaborators, consultants, contractors, suppliers, and service providers upon which we rely, may be vulnerable to various threats including, but not limited to, damage from physical or electronic break-ins, computer viruses, malware, ransomware, social engineering attacks (including phishing attacks), personnel misconduct or error, supply chain attacks, natural disasters, terrorism, war, malfunctions, hardware, software, telecommunication or electrical failures, denial of service, malicious internet-based activity, online and offline fraud and other similar cyberattacks or disruptive incidents that could result in unauthorized access to, use or disclosure of, corruption of, or loss of sensitive, and/or proprietary data, including personal information, and health-related information, and could subject us to significant liabilities and regulatory and enforcement actions, and reputational damage. While we have implemented security measures designed to protect against such threats and security incidents, there can be no assurance that these measures will be effective. We may not be able to anticipate or detect all types of security threats, whether executed in the past, present, or future, and, although we endeavor to address any information security vulnerabilities that we discover or are made aware of, we may not be able to implement remedial and preventive measures effective against all security threats.

In particular, severe ransomware attacks including those from organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, disruption of clinical trials, loss of data, including data related to clinical trials, loss of income, significant extra expenses to restore data or systems, reputational loss, and the diversion of funds. To alleviate the financial, operational, and reputational impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so, including, for example, if applicable laws or regulations prohibit such payments.

Additionally, theft or loss of our intellectual property, sensitive or personal data that we or our partners collect or proprietary business information could require substantial expenditures to remedy. For example, the loss of clinical trial data from completed or ongoing clinical trials could result in delays in any regulatory approval or clearance efforts and significantly increase our costs to recover or reproduce the data, and subsequently commercialize the product. Such theft or loss could also lead to loss of intellectual property rights through disclosure of our proprietary business information, and such loss may not be capable of remedying. We may expend significant resources, fundamentally change our business activities and practices, or modify or interrupt our operations, including our clinical trial activities, or information technology in an effort to protect against threats and to mitigate, detect, and remediate actual and potential vulnerabilities. Applicable data protection laws, contracts, policies, and other obligations related to data privacy, such as obligations related to membership in industry organizations, may require us to implement specific security measures or use industry-standard or reasonable measures to do so.

In addition, our reliance on third-party partners could introduce new cybersecurity risks and vulnerabilities. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If we or our third-party collaborators, consultants, contractors, suppliers, or service providers upon which we rely were to suffer a cybersecurity incident or breach, for example, that resulted in the unauthorized access to or use or disclosure of personal information, we may have to notify consumers, partners, collaborators, government authorities, other stakeholders and the media, and may be subject to investigations, civil penalties, administrative and enforcement actions, and litigation, any of which could harm our business and reputation. Any such disclosures may involve inconsistent requirements and are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Likewise, we rely on third parties to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. While we may be entitled to damages if these providers fail to satisfy their data privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties’ infrastructure in our supply chain or our third-party partners’ supply chains have not been compromised.

Our reliance on internet technology and the number of our employees, and those of our CROs, who continue to work remotely may create additional opportunities for cybercriminals to exploit vulnerabilities, as this has caused an increased usage of computers operated on home networks, while in transit, or in public locations. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience cybersecurity incidents or breaches that may remain undetected for an extended period.

Furthermore, our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are enforceable or sufficient to protect us from liabilities, damages, or claims if we fail to comply with applicable data protection laws, privacy policies, or data protection obligations related to information security or security incidents. We cannot be sure that any insurance coverage that we do or will obtain will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a cybersecurity incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Any of the aforementioned threats or system failures could cause a security incident, which, in turn, could result in harm to our business such as unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data. To the extent that any disruption or a cybersecurity incident or breach were to result in a loss of, or damage to, our data or systems, or inappropriate or unauthorized access to or disclosure or use of confidential, proprietary, and/or sensitive data, we could incur liability and suffer reputational harm, and the development and commercialization of AD109, or other or future product candidates could be delayed. Additionally, regulators could impose penalties and monetary fines against us for similar concerns, or we could incur other liability in connection with or resulting from litigation or governmental investigations and enforcement actions. The discontinuance of relationships with third parties, or the failure to meet the expectations of such third parties, and/or litigation, regulatory investigation or enforcement, could result in material harm to our operations, financial performance or reputation and affect our ability to grow and operate our business. We cannot be sure that our insurance coverage, if any, will be adequate or otherwise protect us from or adequately mitigate liabilities arising out of such cybersecurity compromises, incidents, breaches or vulnerabilities. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large excess or deductible or co-insurance requirements), could materially and adversely affect our business.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the fiscal year ending December 31, 2025. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting and will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. When we lose our status as an “emerging growth company” and do not otherwise qualify as a “smaller reporting company” with less than $100 million in annual revenue, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Prior to this offering, we have not been required to test our internal controls within a specified time period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business.

We may discover new weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. We are currently remediating a material weakness in our internal controls over financial reporting related to fiscal years 2023 and 2022, which relates to an ineffective control environment, including a lack of formal documented risk assessment and monitoring controls and insufficient information technology controls, including access and change management controls over financial reporting. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, or if we determine we have a new material weakness or significant deficiency in our internal control over financial reporting once that firm begins its

Section 404 reviews, our investors could lose confidence in our reported financial information, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have previously identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. If we fail to remediate a material weakness or if we otherwise fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results and may adversely affect investor confidence and business operations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2023 and 2022, we identified a material weakness in our internal control over financial reporting that we are currently working to remediate, which relates to an ineffective control environment, including a lack of formal documented risk assessment and monitoring controls and insufficient information technology controls, including access and change management controls over financial reporting.

We started our remediation efforts during the year ended December 31, 2023 and into 2024, by hiring technical accounting resources including a Vice President of Finance, Controller, and Senior Accountant. Additionally, we have refined our monthly close process and developed a preliminary control catalog. In an effort to continue to remediate this material weakness, we intend to design and implement processes and internal controls over our information and technology, finalize and document our risk assessment, and further develop and document our accounting policies and financial reporting procedures, including documenting our senior management and audit committee oversight

We are focused on designing and implementing effective internal controls measures to improve our evaluation of disclosure controls and procedures, including internal control over our information technology and related financial reporting, and remediating the material weakness.

However, we cannot assure you that the measures we are taking to remediate the material weakness will prevent or avoid potential future material weaknesses. Further, additional weaknesses in our disclosure controls and internal controls over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such a case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to the listing requirements of the Nasdaq, investors may lose confidence in our financial reporting and our stock price may decline as a result.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this section of the prospectus titled “Risk Factors” and the following:

•	our ability to advance AD109 through clinical development and obtain regulatory approval;

•	our ability to successfully commercialize AD109, if approved;

•	our ability to our ability to educate the OSA medical community, patients and payors on the benefits of AD109, if approved;

•	the success of competitive products and therapies;

•	results of our preclinical studies and clinical trials of our current or future product candidates, or those of our competitors or potential collaborative partners;

•	actions taken by regulatory authorities with respect to our product candidates, clinical trials, manufacturing process or sales and marketing terms;

•	developments concerning any current or future collaborations, including, but not limited to, those with our sources of manufacturing supply and our commercialization partners;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors;

•	manufacturing, supply or distribution delays or shortages;

•	the success of our efforts to acquire or in-license additional technologies or product candidates;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, financing efforts or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our product candidates;

•	regulatory or legal developments in the United States and other countries, especially changes in laws or regulations applicable to our product candidates;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	actual or anticipated changes in earnings estimates or changes in securities analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	speculation in the press or investment community;

•	trading volume of our common stock;

•	sales of our common stock by us or our stockholders;

•	the concentrated ownership of our common stock;

•	changes in accounting principles;

•	macroeconomic conditions, including volatility in the credit and financial markets, inflationary pressures and geopolitical unrest on the global economy; and

•	general economic, industry and market conditions.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

Our quarterly and annual operating results may fluctuate significantly, due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

•	if AD109 or any of our other current or future product candidates receives regulatory approval, the terms of such approval and market acceptance and demand for such product candidates;

•	results of clinical trials, or the addition or termination of clinical trials or funding support by us or potential future partners;

•	variations in the level of expense related to the ongoing development of our product candidates or future development programs;

•	coverage and reimbursement policies with respect to AD109 or any future product candidates, if approved, and potential future drugs that compete with our products;

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our execution of any collaboration, licensing or similar arrangements, and the timing of payments, including milestone or royalty payments, we may make or receive under potential future arrangements or the termination or modification of any such potential future arrangements;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	regulatory developments affecting our product candidates or those of our competitors;

•	any intellectual property infringement, misappropriation or violation lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	future accounting pronouncements or changes in our accounting policies;

•	additions and departures of key personnel; and

•	changes in general market and economic conditions.

If our quarterly and annual operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately following the completion of this offering. If you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $    per share as of    , 2024. That is because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution if the underwriters exercise their option to purchase additional shares in this offering, when those holding stock options exercise their right to purchase common stock under our equity incentive plans, upon the vesting of outstanding restricted stock awards or when we otherwise issue additional shares of common stock. For additional details see the section titled “Dilution” included elsewhere in this prospectus.

There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, products, or technologies by using our common stock as consideration.

We will have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders, in ways that are otherwise ineffective or in ways with which you disagree, and the failure of our management to apply these funds effectively could harm our business. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of    , 2024, prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately   % of our voting stock and, upon the completion of this offering, that same group will hold approximately  % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock and nonvoting common stock into shares of our common stock. As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction.

In addition, certain of our principal stockholders, including Morningside Venture Investments Limited, New Emerging Medical Opportunities Fund V SCSp and Alpha Wave Ventures II, LP have designated certain members of our board of directors. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Additionally, to the extent our principal stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our common stock after this offering, which is the number of shares of common stock that are not held by our officers, directors and affiliated stockholders. A reduction in the public float could reduce the number of shares of common stock that can be traded at any given time, which could adversely impact the liquidity of our common stock and depress the price at which you may be able to sell shares of common stock purchased in this offering.

Future sales of our common stock in the public market could cause our common stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering,    shares of common stock will be outstanding (or     shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of December 31, 2023.

All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the Securities Act) unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining shares, or    % of our outstanding shares of common stock following this offering, is currently prohibited or otherwise restricted, subject to certain limited exceptions, as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning on the 181st day after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see the section titled “Shares Eligible for Future Sale” included elsewhere in this prospectus.

Upon the completion of this offering, the holders of approximately    shares of our common stock, or   % of our outstanding shares of our common stock following this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to the lock-up agreements described under the section titled “Underwriting” included elsewhere in this prospectus.

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise may dilute all other stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may be required to relinquish valuable rights to our future revenue streams, product candidates, research programs, intellectual property or proprietary technology, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we might otherwise prefer to develop and market ourselves, or on less favorable terms than we would otherwise choose.

We are an “emerging growth company” and a “smaller reporting company” and our election of reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act (Section 404), reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements. We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. Even after we no longer qualify as an emerging growth company, we could still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

In addition, the JOBS Act provides that an emerging growth company can also take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our seventh amended and restated certificate of incorporation and our amended and restated bylaws, each to be in effect upon the closing of this offering, may delay or prevent an acquisition of our company or a change in our management without the consent of our board of directors or significantly reduce the value of our shares to a potential acquiror. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a prohibition on actions by our stockholders by written consent;

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a requirement that special meetings of stockholders, which our company is not obligated to call more than once per calendar year, be called only by the chairman of our board of directors, our chief executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings;

•	division of our board of directors into three classes, serving staggered terms of three years each;

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine; and

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require the approval of not less than two-thirds of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our seventh amended and restated certificate of incorporation or amended and restated bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, as amended (DGCL), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

Our seventh amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our seventh amended and restated certificate of incorporation that will be in effect at the closing of this offering will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative claim or cause of action brought on our behalf;

•	any claim or cause of action for a breach of fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders;

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any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, our seventh amended and restated certificate of incorporation, or our amended and restated bylaws (as each may be amended from time to time);

•

any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder);

•	any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

•	any claim or cause of action against us or any of our current or former directors, officers, or other employees governed by the internal-affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, our amended and restated bylaws to be effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our amended and restated bylaws to be effective upon the closing of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

General Risk Factors

We may incur significant costs from class action litigation due to our expected stock volatility.

Our stock price may fluctuate for many reasons, including as a result of public announcements regarding the progress of our development efforts for our pipeline, the development efforts and commercial success of future partners or competitors, the addition or departure of our key personnel, variations in our operating results and changes in market valuations of pharmaceutical, biopharmaceutical and biotechnology companies. This risk is especially relevant to us because pharmaceutical, biopharmaceutical and biotechnology companies have experienced significant stock price volatility in recent years. When the market price of a stock has been volatile as our stock price may be, holders of that stock have occasionally brought securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit of this type against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Unfavorable global economic and political conditions could adversely affect our business, financial condition or results of operations.

The global credit and financial markets have experienced extreme volatility and disruptions (including as a result of actual or perceived changes in interest rates, inflation and macroeconomic uncertainties), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, uncertainty about economic stability, global supply chain disruptions, and increases in unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflicts between Russia and Ukraine, and Israel and Hamas, terrorism, or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including our ability to raise additional capital when needed on acceptable terms, if at all. Furthermore, any disruptions to our supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts or public health crises, could negatively impact the timely execution of our ongoing and future clinical trials. In addition, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. We cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact our business.

We and any of our third-party manufacturers or suppliers may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage, or disposal of these materials could be time-consuming or costly.

We and any of our third-party manufacturers or suppliers and current or potential future collaborators may use biological materials, potent chemical agents, and hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. Our operations and the operations of our third-party manufacturers and suppliers also produce hazardous waste products. Federal, state, and local laws and regulations govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, neither we or our third-party manufacturers and suppliers can eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. In the event of contamination or injury at our or our manufacturers’ or suppliers’ sites, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with the storage or disposal of biologic, hazardous, or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development, or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations, and prospects.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act of 1961, the USA PATRIOT Act or 2001, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities, and any training or compliance programs or other initiatives we undertake to prevent such activities may not be effective. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. U.S. sanctions that have been or may be imposed as a result of military conflicts in other countries may impact our ability to continue activities at future clinical trial sites within regions covered by such sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect our supply chain.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry. All statements other than statements of historical facts contained in this prospectus, including statements regarding the scope, progress, results and costs of developing AD109 or any other current or future product candidates and conducting preclinical studies and clinical trials; the timing of any submission of filings for regulatory approval of, and our ability to obtain and maintain regulatory approvals for, AD109 and any other current or future product candidates; our planned commercialization activities, and our ability to successfully commercialize AD109, if approved; the effects of competition with respect to AD109 or any future product candidates; the rate and degree of market acceptance, as well as the pricing and reimbursement of AD109, if approved; our ability to maintain relationships with our collaborators and licensors and identify and enter into future license agreements and collaborations; our ability to maintain and enforce for intellectual property rights; existing regulations and regulatory developments in the United States and other jurisdictions; our ability to attract and retain key personnel and to identify, hire, and then retain additional qualified personnel and our ability to attract additional collaborators with development, regulatory and commercialization expertise; general economic, industry, and market conditions; our estimates regarding our capital requirements and needs for additional financing and our ability to obtain additional funding; and our expected use of proceeds from this offering are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and estimates about future events and financial and other trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described under the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those estimated in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See the section titled “Where You Can Find Additional Information.”

In addition, statements that “we believe” and similarly qualified statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to rely unduly upon them.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates, statistical data and other information concerning our industry, market and competitive position, including data regarding the estimated size and patient populations of those and related markets, existing therapeutic options and the incidence of certain medical conditions, from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies and publicly available information in addition to research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

While we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $   million (or approximately $   million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds from this offering by approximately $   million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $   million, assuming the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and short-term investments as follows:

•

approximately $   million to fund the clinical development of AD109 for the treatment of OSA through the completion of our ongoing LunAIRo and SynAIRgy Phase 3 clinical trials, as well as initial preparations for commercialization, if approved; and

•	the remaining proceeds to fund other research and development activities, as well as for working capital and other general corporate purposes.

We may use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments to do so.

Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash and cash equivalents and short-term investments, will be sufficient for us to fund our operating expenses and capital expenditure requirements through     . However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on our ability to obtain additional financing, the progress, cost, and results of our preclinical and clinical development programs as well as other factors described in sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Pending their use, we plan to invest the net proceeds from this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short term investments and our capitalization as of December 31, 2023:

•	on an actual basis;

•

on a pro forma basis to give effect to the completion of (i) the filing and effectiveness of our seventh amended and restated certificate of incorporation immediately prior to the closing of this offering, (ii) the conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into an aggregate of    shares of common stock upon the closing of this offering; and (iii) the reclassification and renaming of all outstanding shares of Class A common stock into shares of common stock; and

•

on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and to give further effect to the issuance and sale of     shares of our common stock in this offering at the assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Financial Data.”

	As of December 31, 2023
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma as Adjusted(1)
Cash, cash equivalents and short-term investments	$173,957	$	$

Convertible preferred stock, $0.00001 par value per share; 24,224,663 shares authorized and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$204,890
Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted
Class A common stock, $0.00001 par value per share; 37,854,755 shares authorized, 2,404,687 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	1

Class B common stock, $0.00001 par value per share; 2,948,668 shares authorized, 2,752,091 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

Class C common stock, $0.00001 par value per share; 196,577 shares authorized, 196,577 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted

	As of December 31, 2023
(in thousands, except share and per share amounts)	Actual	Pro Forma	Pro Forma as Adjusted(1)

Common stock, $0.00001 par value per share; no shares authorized, issued or outstanding, actual; shares authorized, and issued and outstanding, pro forma; and shares authorized, and shares issued and outstanding, pro forma as adjusted

Additional paid-in capital	$17,454
Accumulated equity (deficit)	$(157,848)
Total stockholders’ equity (deficit)	$(140,393)
Total capitalization	$64,497	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity, and total capitalization by $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ deficit, and total capitalization by $   million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity, and total capitalization as of December 31, 2023, would be $   million, $   million, $   million, and $   million, respectively.

The number of shares of our common stock to be outstanding after this offering is based on   shares of common stock outstanding as of     , 2024 (which includes     shares of unvested restricted common stock), assuming conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into an aggregate of    shares of common stock upon the closing of this offering, and excludes:

•	shares of our common stock issuable upon the exercise of stock options at a weighted-average exercise price of $ per share;

•

   shares of our common stock reserved for issuance pursuant to future awards under the 2017 Plan, which shares will be added to the shares of our common stock reserved for future issuance under the 2024 Plan;

•

   shares of our common stock reserved for future issuance under the 2024 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2024 Plan; and

•

   shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book deficit as of December 31, 2023 was $  million, or $  per share of our common stock. Our historical net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock and convertible common stock. Historical net tangible book value per share represents historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of December 31, 2023.

Our pro forma net tangible book value (deficit) as of December 31, 2023 was $  million, or $  per share. Pro forma net tangible book value per share represents the amount of our total tangible assets (net of deferred offering costs) less our total liabilities, divided by the number of shares of our common stock outstanding as of December 31, 2023, after giving effect to (i) the conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into an aggregate of    shares of common stock upon the closing of this offering; and (ii) the reclassification and renaming of all outstanding shares of Class A common stock into shares of common stock.

After giving further effect to the sale of    shares of common stock that we are offering at the assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been $  million, or $   per share. This amount represents an immediate increase in pro forma net tangible book value of $  per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $  per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share	$
Historical net tangible book value (deficit) per share as of December 31, 2023	$
Pro forma increase in net tangible book value per share as of December 31, 2023 attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of December 31, 2023
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution per share to new investors participating in this offering	$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $  , and dilution per share to new investors purchasing common stock in this offering by $  , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease, as applicable, of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $  per share, in each case, and increase or decrease, as applicable, the dilution to investors participating in this offering by $  per share, assuming no change in the assumed initial public offering price, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, our pro forma as adjusted net tangible book value after the offering would be $  per share, representing an immediate increase in pro forma as adjusted net tangible book value of $  per share to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value dilution of $  per share to new investors, in each case assuming an initial public offering price of $  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes the pro forma as adjusted basis described above, as of December 31, 2023, the total number of shares of common stock purchased from us on an as converted basis, the total consideration paid or to be paid to us, and the average price per share paid by existing stockholders or to be paid by new investors in this offering, based on the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. New investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased			Total consideration			Weighted- Average price per share
	Number	Percent		Amount (in thousands)	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $  million and total consideration paid by all stockholders and weighted average price per share paid by all stockholders by $   million and $   per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $   million and total consideration paid by all stockholders and weighted average price per share paid by all stockholders by $   million and $   per share, respectively, assuming an initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option in full:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors participating in this offering will increase to , or approximately % of the total number of shares of our common stock outstanding after this offering.

The above table gives effect to the pro forma transactions described above and excludes:

•	shares of our common stock issuable upon the exercise of stock options at a weighted-average exercise price of $ per share;

•

   shares of our common stock reserved for issuance pursuant to future awards under the 2017 Plan, which shares will be added to the shares of our common stock reserved for future issuance under the 2024 Plan;

•

   shares of our common stock reserved for future issuance under the 2024 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2024 Plan; and

•

   shares of our common stock reserved for future issuance under our ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

To the extent that any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion and analysis should be read with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations and estimates. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see the section titled “Special Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a clinical stage pharmaceutical company dedicated to the discovery, development, and commercialization of novel oral therapies that address the neurobiology of sleep-related breathing diseases. Our lead product candidate, AD109, is in two pivotal Phase 3 clinical trials and is being developed for the most common form of sleep apnea, obstructive sleep apnea (OSA). OSA has a prevalence of more than 50 million people in the United States and nearly one billion people worldwide. AD109 met both primary and secondary endpoints of improved breathing and oxygenation throughout the night and demonstrated clinically meaningful and statistically significant improvement of the tertiary OSA symptom endpoint of fatigue at one month in our Phase 2b clinical trial (MARIPOSA). If approved, we believe AD109 has the potential to disrupt the current OSA treatment paradigm, which is primarily comprised of medical devices that can be uncomfortable and undesirable, resulting in low patient adoption and compliance. Our goal is to improve the lives of people with OSA who have either refused, abandoned or are dissatisfied with current treatment options.

In MARIPOSA, AD109 met both the primary breathing endpoint (AHI reduction, p<0.0001) and secondary oxygenation endpoints (reduction of oxygen desaturation index (ODI) p<0.001 and hypoxic burden (HB) p<0.05) and demonstrated clinically meaningful and statistically significant improvement of the tertiary OSA symptom endpoint of fatigue (Patient-Reported Outcomes Measurement Information System (PROMIS)-Fatigue, p<0.05) at one month. MARIPOSA was designed to evaluate AD109 across a broad range of OSA severity, including mild, moderate and severe OSA and enrolled 211 patients in the United States. AD109 demonstrated a statistically significant placebo-adjusted mean reduction of AHI of 47.1%, which was the primary endpoint. This magnitude of AHI reduction is similar to that produced by the current standard-of-care treatment, continuous positive airway pressure (CPAP), when CPAP is used at the level typically defined as compliant over the long term. Furthermore, AD109 was generally well-tolerated with nearly all adverse events (AEs) being mild or moderate, and no serious adverse events (SAEs) or deaths in the AD109 arm of any Phase 1 or 2 clinical trials. AD109 was also observed to improve quality of life and sleep across a number of objective and subjective measures with clinical activity throughout the night.

In addition, we have entered into a joint venture with Shionogi & Co., Ltd, known as Shionogi Apnimed Sleep Science (SASS), to develop novel therapies for other sleep breathing diseases in November 2023. SASS initiated several discovery and development-stage programs in 2024.

Since inception, we have incurred significant operating losses. Our net losses were $80.2 million and $26.2 million for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, we had an accumulated deficit of $157.8 million and had cash, cash equivalents and short-term investments of $174.0 million. Based on our recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance our future operations and, without giving effect to this offering, we have concluded that there is substantial doubt regarding our ability to continue as a going concern within one year after the date of our audited consolidated financial statements. See the section title “Risk Factors—Risks Related to Our Operating History, Financial Condition and Need for Additional Capital—There is substantial doubt about our ability to continue as a going concern” included elsewhere in this prospectus.

We believe that the estimated net proceeds from this offering, together with our existing cash, cash equivalents, and short-term investments will enable us to fund our operating expenses and capital expenditure requirements through    . However, our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain. See the sections titled “—Liquidity and Capital Resources” and “Risk Factors—Risks Related to Our Operating History, Financial Condition and Need for Additional Capital” included elsewhere in this prospectus.

We do not expect to generate any revenue from commercial product sales unless and until we successfully complete development and obtain regulatory approval for AD109 or any other product candidate, which may never occur. We expect our expenses will increase substantially in connection with our ongoing activities, as we:

•	continue to advance AD109 through clinical development, seek regulatory approval, and pursue indication expansion of AD109;

•	seek to identify additional research programs and program candidates to expand our pipeline;

•

initiate and complete additional preclinical studies and clinical trials of our other current and future product candidates and seek regulatory approvals for any other current or future product candidates for which we successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain regulatory approval;

•	establish and expand manufacturing capabilities and supply chain capacity for our product candidates;

•	hire additional research and development, clinical, commercial, and operational personnel;

•

experience any delays, challenges, or other issues associated with any of the above, including the failure of clinical trials meeting endpoints, the generation of unanticipated preclinical study results or clinical trial data subject to differing interpretations, or the occurrence of potential safety issues or other development or regulatory challenges;

•	maintain, expand, enforce, defend and protect our intellectual property portfolio and provide reimbursement of third-party expenses related to our patent portfolio;

•	acquire or in-license product candidates, intellectual property and technologies;

•	make royalty, milestone, or other payments under current and any future in-license or assignment agreements;

•	establish and maintain collaborations; and

•

incur additional costs associated with being a public company, including audit, legal, regulatory, and tax-related services associated with maintaining compliance with an exchange listing and Securities and Exchange Commission (SEC) requirements, director and officer insurance premiums, and investor relations costs.

Our net losses may fluctuate significantly quarter-to-quarter and year-to year depending on the timing of our clinical trials and our expenditures on other research and development activities.

In addition, if we obtain regulatory approval for AD109 or any other current or future product candidates and do not enter into a third-party commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing, manufacturing and distribution activities. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Because of the numerous risks and uncertainties associated with therapeutic product development, we may never achieve profitability, and unless and until we are able to develop and commercialize our product candidates, we will need to continue to raise additional capital. Until and unless we can generate significant revenue from product sales, we expect to finance our operations through a combination of public or private equity offerings, debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market potential future product candidates that we would otherwise prefer to develop and market ourselves. See the section titled “—Liquidity and Capital Resources” included elsewhere in this prospectus.

BWH License Agreement

Below is a summary of the key terms for our license agreement with The Brigham and Women’s Hospital (BWH). For a more detailed description, see the section titled “Business—Brigham and Women’s Hospital, Inc. Amended and Restated Exclusive Patent License Agreement” elsewhere in this prospectus as well as Note 7 to our audited consolidated financial statements.

We are a party to an exclusive Patent License Agreement with BWH dated June 19, 2018 (as amended and restated on December 29, 2020, the BWH License). Pursuant to the terms of the BWH License, BWH granted us an exclusive royalty-bearing license to make, have made, use, have used, sell and have sold products and processes covered by certain patents and patent applications solely owned by BWH or jointly owned by BWH and us related to the combination of atomoxetine and oxybutynin to treat obstructive sleep apnea.

As of December 31, 2023, we have paid BWH approximately $481,000 in license issue fees, annual license fees and milestone payments pursuant to the BWH License. A minimal annual license fee will continue to be payable until we achieve first commercial sale of a product that practices any of the patents and patent applications licensed from BWH. We are also obligated to pay BWH up to $8.6 million in development, regulatory and commercial milestone payments across three different products, including AD109. Subject to an annual minimum royalty amount that is creditable against earned royalties, we also agreed to pay BWH royalties equal to a low single digit percentage of net sales of the products covered and a low double digit percentage of revenue that we receive from sublicensing. If we undergo a change of control, we will be required to pay BWH at least $250,000 and as much as $500,000, depending on the patents and patent applications that remain licensed to us on the effective date of the change of control.

During the year ended December 31, 2023, we paid BWH a milestone payment of $250,000 when the first patient was dosed in our Phase 3 clinical trial.

Syneos Master Clinical Services Agreement

Below is a summary of the key terms for our master clinical services agreement with Syneos Health, LLC (Syneos). For a more detailed description, see the section titled “Business—Master Clinical Services Agreement with Syneos” elsewhere in this prospectus.

In May 2023, we entered into a Master Clinical Services Agreement with Syneos (the Syneos MSA). Pursuant to the Syneos MSA and the work orders thereunder, Syneos and its affiliates perform clinical trial services (including, among other things, site and investigator selection, study design, clinical monitoring and site managements, data management, pharmacovigilance and production of final clinical study reports) for certain of our clinical trials in accordance with applicable regulations. Syneos is currently providing services to us in connection with our two ongoing Phase 3 clinical trials (LunAIRo and SynAIRgy). During the year ended December 31, 2023, we paid $12.3 million to Syneos under the Syneos MSA. We expect to incur significant expenses under the Syneos MSA for the services which Syneos will provide to us in the future as we complete LunAIRo and SynAIRgy. We record these expenses as research and development expense within the statement of operations.

Right of First Negotiation Agreement

Below is a summary of the key terms for our Right of First Negotiation Agreement with Shionogi. For a more detailed description, see the section titled “Business—Joint Venture and Related Agreements with Shionogi & Co., Ltd.—Right of First Negotiation Agreement” elsewhere in this prospectus. For more information about SASS and our relationship with Shionogi, see the section titled “Business—Joint Venture and Related Agreements with Shionogi & Co., Ltd.” included elsewhere in this prospectus.

In November 2023, we entered into a Right of First Negotiation Agreement with Shionogi (the ROFN Agreement). Pursuant to the ROFN Agreement, we granted Shionogi a right of first negotiation over certain product candidates (each, a ROFN Program) in return for lump sum cash payment equal to $37.5 million. AD109 is not subject to the restrictions of the ROFN Agreement. In evaluating the nature of the ROFN Agreement under ASC 606, we concluded the ROFN Agreement did not represent a contract with a customer as we are not legally or contractually obligated to transfer any goods or services at the time the ROFN Agreement was signed. Therefore, the cash consideration received upon signing the ROFN has been recognized as a deposit liability. The deposit liability recognized represents our obligation to either transfer goods or services in the future if an agreement is executed. The deposit liability is expected to be recognized as revenue in future periods only if an ASC 606 contract is negotiated. As of December 31, 2023, the deposit liability totaled $64.4 million.

Pursuant to the ROFN Agreement, during the term of SASS, we may not seek or enter into any form of sale of, or partnership, out-license, collaboration, other means of monetization or commercialization or any transaction designed to achieve a similar economic outcome to any of the foregoing (each, a Sale or Partnering Transaction) or directly or indirectly, solicit, encourage or otherwise facilitate any inquiries or the making of any offer or proposal by a third party or provide any third party with any information in respect of a given ROFN Program, other than in connection with a change of control of us, without first complying with a detailed, time-limited offer and negotiation process with Shionogi.

Components of Results of Operations

Revenue

During the year ended December 31, 2022, we recognized revenue from a license option agreement (the Option Agreement) with Morningside Venture Investments Limited (Morningside), a current significant stockholder, as discussed in greater detail below. We have not recognized any revenue from any other sources, including from product sales, and we do not expect to generate any revenue from the sale of products in the foreseeable future. If our development efforts for AD109 or any future product candidate is successful and results in regulatory approval, we may generate additional revenue in the future from product sales. However, there can be no assurance as to when we will generate such revenue, if at all.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our research and discovery efforts and the development of AD109, and any other current or future product candidates. We expense research and development costs as incurred, which include:

•

external research and development expenses incurred under arrangements with third parties, such as contract research organization (CROs), as well as consultants who conduct our clinical trials, preclinical studies and other scientific development services;

•	costs related to acquiring, developing, and manufacturing clinical study material for our preclinical studies and clinical trials, including fees paid to contract manufacturing organizations (CMOs);

•	laboratory supplies and research materials;

•	development of and compliance with regulatory requirements for our wearable device;

•	upfront, milestone and maintenance fees incurred under license, collaboration and other third-party agreements;

•	costs related to compliance with clinical regulatory requirements; and

•	research and development personnel costs including salaries, bonuses, benefits, and stock-based compensation.

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to us by our vendors and clinical sites and analyzing the progress of clinical trials or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period.

We track external research and development costs on a program-by-program basis. External costs include fees paid to consultants, contractors and vendors, including CMOs and CROs, in connection with our clinical activities. We do not track our internal research and development costs on a program-by-program basis.

Research and development activities will continue to be central to our business model. We anticipate that our research and development expenses will increase for the foreseeable future as we advance our product candidates through clinical trials, as well as develop or acquire new product candidates. We also expect higher employee-related expenses, including higher stock-based compensation expenses, as well as higher consulting costs as we hire additional resources to support increasing development activity.

The successful development of AD109, or any of our current or future product candidates is highly uncertain. We cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete development of AD109, or any of our current or future product candidates, due to the inherently unpredictable nature of preclinical and clinical development. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. We are also unable to predict when, if ever, material net cash inflows will commence from the sale of AD109 or any of our current or future product candidates, if approved.

The duration, cost and timing of the clinical development of our product candidates will depend on a variety of factors that include, but are not limited to, the following:

•	the initiation, type, scope, rate of progress, and expenses of our ongoing research activities, as well as any preclinical studies and clinical trials and other research and development activities;

•	the initiation, type, number and scope of clinical programs we decide to pursue;

•	the uncertainties in clinical trial design and patient enrollment rates;

•	the drop-out or discontinuation rates of clinical trial patients;

•	establishing an appropriate safety and efficacy profile;

•	successful enrollment in and completion of clinical trials;

•	whether AD109 shows safety and efficacy in our clinical trials;

•	clearance of INDs to initiate clinical trials;

•	the timing, receipt and terms of marketing approvals from applicable regulatory authorities, if and when approved;

•	making arrangements with third-party CMOs for manufacturing, the costs and timing of manufacturing, including as a result of inflation, any supply chain issues or component shortages;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for AD109 and any future product candidate;

•	our ability to not infringe, misappropriate, or otherwise violate third-party intellectual property rights;

•	commercializing product candidates, if and when approved, whether alone or in collaboration with others;

•	continued acceptable safety profile of the products following any regulatory approval, if and when approved; and

•	potential additional safety monitoring requested by regulatory agencies.

A change in the outcome of any of these variables with respect to the development of AD109 or any of our other current or future product candidates would significantly change the costs and timing associated with the development of such product candidates. We may never obtain regulatory approval for any product candidates. For example, if the U.S. Food and Drug Administration (FDA), or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of any of our other current or future product candidates, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or for other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development. We may never obtain regulatory approval for any of our product candidates, and, even if we do, successfully commercialization of our product candidates may take several years and millions of dollars in development costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation and employee-related costs for our finance, human resources and other administrative personnel, including salaries, benefits and other related costs, as well as expenses for outside professional services, including legal, accounting and audit services and other consulting fees, rent expense, other general administrative expenses, and stock-based compensation.

We expect our general and administrative expenses will increase in the future as we increase our headcount to support our potential commercialization efforts, and increased costs associated with being a public company. These increases will likely include additional costs related to the hiring of new personnel, including higher stock-based compensation expenses, and fees to outside consultants, as well as other expenses. We also anticipate that we will incur significantly increased accounting, audit, legal, regulatory, compliance, and director and officer insurance costs, as well as investor and public relations expenses associated with operating as a public company.

Other Income, Net

Other income consists primarily of interest income received on our cash equivalents and short-term investments.

Loss from Equity Method Investment

Loss from equity method investment represents our share of the losses recorded by SASS. During the period November 1, 2023 through December 2023, the value attributable to in process research and development, which was contributed at the formation of SASS, did not meet the alternative future use criteria due to the early stage of development and was expensed. SASS did not have any other operational activities during the period, and as a result, incurred a net loss of $75.0 million. We recorded $37.5 million as our share of this net loss within the statement of operations.

Results of Operations

Comparison of Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for each of the years presented (in thousands):

	Year Ended December 31,		Change
	2023	2022	$	%
Revenue	$—	$1,000	$(1,000)	-100.0%
Operating expenses
Research and development	37,207	20,919	16,288	77.9%
General and administrative	11,309	6,629	4,680	70.6%

Total operating expenses	48,516	27,548	20,968	76.1%

Loss from operations	(48,516)	(26,548)	(21,968)	82.7%
Other income, net	5,770	340	5,430	1597.1%

Net loss before loss from equity method investment	(42,746)	(26,208)	(16,538)	63.1%
Income tax expense	—	—	—	0.0%
Loss from equity method investment	(37,500)	—	(37,500)	100.0%

Net loss	(80,246)	(26,208)	(54,038)	206.2%
Other comprehensive loss - cumulative effect of foreign currency	—	(9)	9	-100.0%

Comprehensive loss	$(80,246)	$(26,217)	$(54,029)	206.1%

The increase of $54.0 million in net loss, or 206.2%, for the year ended December 31, 2023 as compared to the year ended December 31, 2022, was primarily driven by increases in our research and development expenses in the amount of $16.3 million due to higher expenses associated with the initiation of LunAIRo and SynAIRgy and increases in our general and administrative expenses in the amount of $4.7 million as well as loss from equity method investment in the amount of $37.5 million for the year ended December 31, 2023, which represents our share of the losses recorded by SASS.

Revenue

We did not have any revenue for the year ended December 31, 2023. Revenue for the year ended December 31, 2022 was $1.0 million. In March 2021, we signed a license Option Agreement with Morningside. Under the terms of the Option Agreement, Morningside was granted an option to obtain an exclusive royalty bearing license to AD109, a clinical stage program, for use in China. We received a nonrefundable upfront payment of $1.0 million in consideration for entering into the agreement and accounted for the Option Agreement in accordance with Accounting Standards Codification (ASC) 606. As of December 31, 2021, the upfront consideration was recorded as deferred revenue. The term of the Option Agreement expired on April 1, 2022, and the deferred revenue was recognized as license revenue in April 2022.

Research and Development Expenses

The following table summarizes our research and development expenses for each of the years presented (in thousands):

	Year Ended December 31,		Change
	2023	2022	$	%
External clinical development	$19,647	$13,333	$6,314	47.4%
Clinical drug product manufacturing	8,130	2,930	5,200	177.5%
Personnel expense	6,535	3,826	2,709	70.8%
Wearable device	2,319	469	1,850	394.5%
Consultants	361	153	208	135.9%
Regulatory	137	151	(14)	-9.3%
Other expense	78	57	21	36.8%

Total research and development expenses	$37,207	$20,919	$16,288	77.9%

Research and development expenses for the year ended December 31, 2023 were $37.2 million, compared to $20.9 million for the year ended December 31, 2022. The increase of $16.3 million, or 77.9%, was primarily due to higher expenses associated with the initiation of LunAIRo and SynAIRgy, compared to the prior year which included expenses associated with the completion of MARIPOSA and planning-related activities to prepare for LunAIRo and SynAIRgy.

External clinical development expenses during the year ended December 31, 2023 were primarily for CRO and other trial related services for LunAIRo in the amount of $12.1 million and for SynAIRgy in the amount of $5.2 million. External clinical development expenses during the year ended December 31, 2022 primarily included external clinical development expenses for CRO and other trial related services for MARIPOSA in the amount of $10.8 million. We expect these expenses to increase in 2024 as the trials advance and then decrease as the trials are completed in 2025.

Our expenses for CMO to manufacture our product candidates to support our clinical trial activity during the year ended December 31, 2023, were $8.1 million, compared to $2.9 million during the year ended December 31, 2022. The increase is due to manufacturing product to support LunAIRo and SynAIRgy.

Personnel expense includes compensation expenses for research and development personnel, including stock-based compensation, bonus and benefit related expenses. The increase of personnel expense of $2.7 million, or 70.8%, for the year ended December 31, 2023, compared to the year ended December 31, 2022, was due to increased headcount year-over-year. We expect personnel expenses to continue to increase as we hire additional personnel to support our clinical trial activity.

The wearable device expense relates to the development of a ring device we are using to support our clinical trials. The increase of wearable device expense of $1.9 million, or 394.5%, during the year ended

December 31, 2023, compared to the year ended December 31, 2022 is primarily due to the cost to purchase additional devices as use of these devices has increased in supporting trials.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for each of the years presented (in thousands):

	Year Ended December 31,		Change
	2023	2022	$	%
Personnel expense	$5,702	$3,517	$2,185	62.1%
Professional fees	3,178	1,777	1,401	78.8%
Consultants	1,447	733	714	97.4%
Office expense	437	184	253	137.5%
Facilities	196	196	—	0.0%
License	132	15	117	780.0%
Other expense	217	207	10	4.8%

Total general and administrative expenses	$11,309	$6,629	$4,680	70.6%

General and administrative expenses for the year ended December 31, 2023 were $11.3 million, compared to $6.6 million for the year ended December 31, 2022, representing an increase of $4.7 million, or 70.6%. This increase was primarily due to a $2.2 million, or 62.1%, increase in personnel related costs, including stock-based compensation, bonus and benefit related expenses due to an increase in headcount during 2023. Additionally, there was an increase in professional fees of $1.4 million, or 78.8%, due primarily to an increase in legal expenses related to the SASS transaction. The increase in consultants of $0.7 million, or 97.4%, was due to an increase in general consulting expenses to support our growth.

We expect general and administrative expenses will continue to increase as we hire additional personnel to prepare our company for future growth and to operate as a public company.

Other Income, Net

The following table summarizes our other income for each of the years presented (in thousands):

	Year Ended December 31,		Change
	2023	2022	$	%
Interest income	$5,770	$472	$5,298	1122.5%
Other expense	—	(132)	132	-100.0%

Total other income, net	$5,770	$340	$5,430	1597.1%

Other income, net for the year ended December 31, 2023 was $5.8 million, compared to $0.3 million for the year ended December 31, 2022. The increase of $5.4 million was due to an increase of $5.3 million in interest income on our cash equivalents and short-term investments.

Loss from Equity Method Investment

Loss from equity method investment was $37.5 million for the year ended December 31, 2023. This represents our share of the losses recorded by SASS, including our share of the value attributable to intellectual property and technical know-how, recorded between November 1, 2023 and December 31, 2023, which was recognized as expense. For more information about SASS and our relationship with Shionogi, see the section titled “Business—Joint Venture and Related Agreements with Shionogi & Co., Ltd.” included elsewhere in this prospectus.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have only recognized revenue from the Option Agreement with Morningside during the year ended December 31, 2022. We have not recognized any sales revenue and have incurred operating losses and negative cash flows from our operations. We have not commercialized any products, and we do not expect to generate revenue from sales of any products for the foreseeable future, if at all. From inception through December 31, 2023, we have funded our operations primarily through equity financings and have raised an aggregate of approximately $283.0 million of gross proceeds from the sale of shares of our preferred and common stock, debt and entry into the ROFN Agreement.

As of December 31, 2023, we had cash, cash equivalents and short-term investments of $174.0 million. Based on our recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance our future operations, and without giving effect to this offering, we have concluded that there is substantial doubt regarding our ability to continue as a going concern within one year after the date of the audited consolidated financial statements for the year ended December 31, 2023. See the section title “Risk Factors—Risks Related to Our Operating History, Financial Condition and Need for Additional Capital—There is substantial doubt about our ability to continue as a going concern” included elsewhere in this prospectus.

We believe that the estimated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments will enable us to fund our operating expenses and capital expenditure requirements through     . However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Additionally, the process of testing product candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Future Funding Requirements

As of December 31, 2023, we had cash, cash equivalents and short-term investments of $174.0 million. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development, seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative costs will increase substantially in connection with our ongoing and planned clinical development activities. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

We do not have any committed external source of funds. Until we can generate a sufficient amount of revenue from the commercialization of any of our current or future product candidates, if ever, or from collaboration agreements with third parties, we expect to finance our operations through a combination of public or private equity offerings and debt financings or other sources, such as potential collaboration agreements, strategic alliances and licensing arrangements. The sale of equity or convertible debt securities may result in dilution to our stockholders and, in the case of preferred equity securities or convertible debt, those securities could provide for rights, preferences or privileges senior to those of our common stock. Debt financings may subject us to covenant limitations or restrictions on our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Our ability to raise additional funds may be adversely impacted by deteriorating global economic conditions and the disruptions to and volatility in the credit and financial markets in the United States and fluctuations in interest rates, resulting from factors that include but are not limited to, inflation, global and regional conflicts and other factors, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we raise additional funds through future collaborations, licenses, or other similar arrangements with third parties, we may have to relinquish valuable rights to our future revenue streams, product candidates, research programs intellectual property or proprietary technology, or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock.

There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable or acceptable to us. If we are unable to obtain adequate financing when needed or on terms favorable or acceptable to us, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves, or on less favorable terms than we would otherwise choose.

We expect our expenses to increase substantially in connection with our ongoing development activities, particularly if we receive regulatory approval for AD109, and we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates. Our future capital requirements will depend on a number of factors, including:

•	the rate of progress in the development of AD109 and our other current and future product candidates;

•

the initiation, type, scope, rate of progress, and expenses of our ongoing research activities, as well as any preclinical studies and clinical trials and other research and development activities for our current and future product candidates;

•	the initiation, type, number and scope of clinical programs we decide to pursue;

•	the costs, timing, and outcome of regulatory review of any of our current or future product candidates;

•

delays in reaching or failing to reach agreement on acceptable terms with prospective CROs, CMOs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly;

•

the costs and timing of manufacturing of AD109 or any other current or future product candidate, including commercial manufacture at sufficient scale, if any product candidate is approved, including as a result of inflation, any supply chain issues or component shortages;

•	our ability to establish and maintain collaborations, licenses, and other similar arrangements on favorable terms;

•

delays, challenges, or other issues associated with any of the above, including the failure of clinical trials meeting endpoints, the generation of unanticipated preclinical study results or clinical trial data subject to differing interpretations, or the occurrence of potential safety issues or other development or regulatory challenges;

•	the achievement of milestones or occurrence of other developments that trigger payments under any license or collaboration agreements we might have at such time, including the BWH License;

•

the costs and timing of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

•

our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors, and adequate market share and revenue for any approved product, should any of our product candidates receive marketing approval;

•	patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•	the amount of revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval;

•	the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining and enforcing our intellectual property rights, and defending intellectual property-related claims;

•	our headcount growth and associated costs as we expand our business operations and research and development activities;

•	the costs of building out internal accounting, legal, compliance and other operational and administrative functions and other costs associated with operating as a public company; and

•	the other risks and uncertainties described in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus.

A change in the outcome of any of these or other variables could significantly change our costs and timing associated with the development of our product candidates. Furthermore, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such change.

Cash Flows

The following table summarizes our cash flows for each of the years presented (in thousands):

	Year Ended December 31,
	2023	2022
Net cash provided by (used in) operating activities	$25,412	$(26,129)
Net cash used in investing activities	(143,352)	—
Net cash provided by financing activities	10,659	141,750

Net (decrease) increase in cash and cash equivalents	$(107,281)	$115,621

Cash Flows from Operating Activities

We have experienced negative operating cash outflows as we continue clinical development of AD109. Our net cash provided by and used in operating activities primarily results from our net and comprehensive loss adjusted for non-cash expenses and changes in working capital components. Our primary uses of cash from operating activities are amounts due to CROs to conduct of our clinical programs and employee-related expenditures for research and development, and general and administrative activities. Our cash flows from operating activities will continue to be affected by spending to advance and support our clinical development and other operating and general administrative activities.

For the year ended December 31, 2023, net cash provided by operating activities was $25.4 million and was primarily related to $64.4 million received from Shionogi in connection with the execution of the ROFN Agreement, which was recognized as a long term deposit liability on November 1, 2023 and non-cash loss from equity method investment of $37.5 million, offset by cash payments for clinical development activities, personnel costs, legal and professional fees and other costs associated with operating activities.

For the year ended December 31, 2022, net cash used in operating activities was $26.1 million and was primarily related to cash payments for clinical development activities and certain professional fees and other costs associated with operating activities.

Cash Flows from Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was $143.4 million and was primarily related to net purchases of short-term investments.

We did not have any activity in investing activities during the year ended December 31, 2022.

Cash Flows from Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was $10.7 million and was primarily related to the net proceeds from the issuance of Class B and Class C common stock to Shionogi.

For the year ended December 31, 2022, net cash provided by financing activities was $141.8 million and was primarily related to the net proceeds from the issuance of Series C preferred stock.

Contractual Obligations and Commitments

BWH License Agreement Obligations

Our license agreement obligations relate to the exclusive Patent License Agreement with BWH (BWH License). As of December 31, 2023, we paid BWH an aggregate of approximately $481,000 in license issue fees, annual license fees and milestone payments pursuant to the BWH License. A minimal annual license fee will continue to be payable until we achieve first commercial sale of a product that practices any of the patents and patent applications licensed from BWH. We are also obligated to pay BWH up to $8.6 million in development, regulatory and commercial milestone payments across three different products including AD109. Subject to an annual minimum royalty amount that is creditable against earned royalties, we also agreed to pay BWH royalties equal to a low single digit percentage of net sales of the products covered by the BWH License and a low double digit percentage of revenue that we receive from sublicensing. If we undergo our first change of control, we will be required to pay BWH at least $250,000 and as much as $500,000, depending on the patent rights that remain licensed to us on the effective date of the change of control. This fee is not payable in connection with any changes of control subsequent to our first change of control. As of December 31, 2023, we were unable to estimate the timing or likelihood of achieving these clinical and commercial milestones or generating future product sales. See the section titled “Business—Brigham and Women’s Hospital, Inc. Amended and Restated Exclusive Patent License Agreement” elsewhere in this prospectus as well as Note 7 to our audited consolidated financial statements appearing elsewhere in this prospectus for a description of our license agreement with BWH.

Master Clinical Services Agreement Obligations

Pursuant to the Syneos MSA and the work orders thereunder, Syneos and its affiliates perform clinical trial services (including, among other things, site and investigator selection, study design, clinical monitoring and site management, pharmacovigilance and production of final clinical study reports) for certain of our clinical trials in accordance with applicable regulations. Syneos is currently providing services to us in connection with LunAIRo and SynAIRgy and, during the year ended December 31, 2023, we paid $12.3 million to Syneos. Pursuant to the Syneos MSA and the work orders thereunder, we will pay Syneos an aggregate of up to $80.8 million over a period of approximately three years in connection with Syneos’ provision of services and achievement of certain patient enrollment and deliverable milestones relating to LunAIRo and SynAIRgy. See the section titled “Business—Master Clinical Services Agreement with Syneos” included elsewhere in this prospectus.

Purchase and Other Obligations

Apart from the contracts with payment commitments that we have documented above, we have entered into contracts in the normal course of business with CROs, CMOs and other third parties for preclinical research studies and testing, clinical trials and manufacturing services. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in this prospectus. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Leases

For the fiscal years ended December 31, 2023 and 2022, we leased our corporate headquarters facility from Platin, LLC (Platin), which is a wholly-owned, indirect subsidiary of Morningside. We incurred rent expense of $190,000 under this lease for each of the years ended December 31, 2023 and 2022. In January 2024, we relocated our corporate headquarters and entered into a new lease with Platin. The lease agreement requires monthly rental payments of $24,375, plus annual escalations clauses through expiration of the lease in January 2029. The future minimum lease payments required under this operating lease are as follows (in thousands):

2024	$251
2025	301
2026	310
2027	319
2028	328
2029	27

Total future minimum lease payments	$1,536

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our estimates are based on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts, and experience. The effects of material revisions in estimates, if any, will be reflected in the consolidated financial statements prospectively from the date of change in estimates.

While our accounting policies are described in more detail in the notes to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) and its related amendments (collectively known as “ASU 606”).

At inception, we determine whether contracts are within the scope of ASC 606 or other topics. For contracts that are determined to be within the scope of ASC 606, revenue is recognized when the customer obtains control of promised good or services and in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine the appropriate amount of revenue to be recognized, we perform the following five steps: (i) identification of the contract with the customer; (ii) identification of the performance obligations in the contract; (iii) determine the transaction price; (iv) allocation of the transaction price to the separate performance obligations in the contract; and (v) recognize revenue associated with performance obligations as they are satisfied. We only apply the five-step model to contracts when it is probably that we will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

In determining the accounting for each contract, the significant areas of management judgment or estimation include determining the transaction price, identifying the distinct performance obligations within a contract, determining the standalone selling price for distinct performance obligations when more than one distinct performance obligation is identified within a contract and determining the revenue recognition pattern for each performance obligation that best reflects the timing of when we transfer control of goods and services to the customer. If the consideration received in exchange for entering into a contract is in the form of noncash consideration, we are required to estimate the fair value of the noncash consideration received. If our estimates of the noncash consideration received are not appropriate it could impact the total amount of revenue recognized for the contract. Furthermore, many of our performance obligations, whether distinct or combined, do not have readily available standalone selling prices and therefore we are required to make judgments and estimates regarding the standalone selling prices when relevant. To the extent the estimates are not appropriate, it could impact the timing of our revenue recognition. We evaluate the measure of progress each reporting period and if estimates related to the measure of progress change, related revenue recognition is adjusted accordingly.

As of December 31, 2023, we have identified certain contracts with customers within the scope of ASC 606 for which consideration has been received. We have not fulfilled any of our performance obligations under these contracts, and have therefore not recognized any revenue for the year ended December 31, 2023. The full amount of the consideration received has been recorded as deferred revenue on our balance sheet. As discussed further in Notes 4 and 10 to our audited consolidated financial statements, we entered into a transaction with Shionogi resulting in the formation of SASS. Upon formation, we entered into multiple agreements with SASS resulting in a combined performance obligation including an exclusive, non-royalty bearing license, know-how and research and development services in exchange for an equity interest in SASS. Consideration received in the form of equity interests such as these are recorded at the estimated fair value of the equity interest, and are recognized over future periods as services and performance obligations are met. Research and development services provided to SASS are expected to be performed over the initial term of five years, and revenues will be recognized proportionately as effort is incurred during that time.

When we receive nonrefundable consideration that is attributable to a customer’s unexercised rights, we recognize a related contract liability equal to the full amount prepaid by the customer for the performance obligation to transfer goods or services in the future. The related contract liabilities are derecognized and recorded as revenue when we transfer those goods or services and, therefore, satisfy our identified performance obligations. There may be instances where we may not be required to fully satisfy our performance obligations, such as at the expiry of licenses or other contracts with customers prior to the customers’ exercise of the contract. When we expect that the likelihood of a customer exercising its remaining rights becomes remote, we will recognize as revenue in proportion to the pattern of rights exercised by the customer.

As discussed further in Note 9 to our audited consolidated financial statements, we entered into the ROFN Agreement with Shionogi. In evaluating the nature of the ROFN Agreement under ASC 606, we concluded the ROFN Agreement did not represent a contract with a customer as we are not legally or contractually obligated to transfer any goods or services at the time the ROFN Agreement was signed. Therefore, the cash consideration received upon signing the ROFN has been recognized as a deposit liability. The deposit liability recognized represents our obligation to either transfer goods or services in the future if an agreement is executed. The deposit liability is expected to be recognized as revenue in future periods only if an ASC 606 contract is negotiated. As of December 31, 2023, the deposit liability totaled $64.4 million.

Accrued Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our prepaid and accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our prepaid and accrued research and development expenses as of each balance sheet date in our consolidated financial statements based on facts and circumstances known to us at the time. We confirm the accuracy of estimates with the service providers and make adjustments if necessary. Examples of estimated prepaid and accrued research and development expenses include expenses for:

•	CROs in connection with clinical studies;

•	investigative sites in connection with clinical studies;

•	vendors in connection with preclinical development activities; and

•	vendors related to product manufacturing, development and distribution of clinical materials.

We base our expenses related to clinical studies on our estimates of the services received and efforts expended pursuant to contracts with multiple CROs that conduct and manage clinical studies on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. The scope of services under these contracts can be modified and some of the agreements may be cancelled by either party upon written notice. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the clinical expense. Payments under some of these contracts depend on factors such as the successful enrollment of subjects and the completion of clinical study milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, we may report amounts that are too high or too low in any particular period. There have been no material differences between our estimates and amounts actually incurred.

Stock-based Compensation

We measure stock-based awards granted to employees, directors, and nonemployees based on their fair value on the date of the grant. We recognize compensation expense for awards to employees and directors over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for awards to non-employees with service-based vesting conditions is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally over the vesting period of the award. For stock-based awards with service-based vesting conditions, we recognize compensation expense using the straight-line method.

The Company does not have any stock-based awards with performance-based vesting conditions. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model (Black-Scholes), which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option, and our expected dividend yield. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of our common stock on that same date.

Determination of the Fair Value of Underlying Common Stock

As there has been no public market for our common stock, the estimated fair value of our common stock has been determined by our board of directors as of each reporting date, with input from management, considering third-party valuations of our common stock, as well as our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation to each reporting date. These third-party valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, (the AICPA Practice Aid). The assumptions used in the valuation model were based on future expectations combined with management judgment.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each reporting date, which may be a date later than the most recent third-party valuation date, including:

•	the prices at which we sold preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each reporting date;

•	the progress of our research and development programs, including the status of ongoing and planned clinical trials;

•	our stage of development and our business strategy;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	our financial position, including cash and short-term investments on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering (IPO), or a sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our analysis and related statement of operations and comprehensive loss impact could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our management to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Grant of Stock-based Awards

The following table sets forth by grant date the number of shares subject to common stock options and common stock awards granted since January 1, 2022 through December 31, 2023, the per share exercise price of the options or purchase price of common stock awards, the fair value of common stock on each grant date, and the per share estimated fair value of the options or common stock awards:

Grant Date	Type of Award	Number of Shares Subject to Award	Per Share Exercise Purchase Price of Award	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Awards on Grant Date
February 9, 2022	Option	70,000	$2.47	$2.47	$1.56
June 14, 2022	Option	835,000	$2.03	$2.03	$1.37
December 6, 2022	Option	285,000	$2.78	$2.78	$1.87
February 22, 2023	Option	670,500	$2.96	$2.96	$2.05
March 14, 2023	Option	127,000	$2.96	$2.96	$2.04
June 2, 2023	Option	15,000	$2.96	$2.96	$2.06
September 19, 2023	Option	343,000	$2.96	$2.96	$2.08

All fair values presented in the table above were determined by the board of directors, with input from management including considering third party valuations as of their respective grant dates under the market adjusted backsolve method to determine the equity value of the Company and allocate the equity value to the respective share classes using Black-Scholes. This approach calculates the value of a business, business ownership interest, security, or intangible asset by using one or more methods that compare the Company to similar businesses, business ownership interests, securities, or intangible assets that have been sold. Generally this can be accomplished by a comparison to publicly traded guideline companies.

Equity Method Investment Valuation

We utilize the equity method of accounting to account for an investment in an entity that we do not control, but in which we have the ability to exercise significant influence over operating and financial policies. On assessing whether we exercise significant influence, we consider the nature and magnitude of the investment, the voting and protective rights we hold, any participation in the governance of the other entity and other relevant factors. We have significant influence but do not control SASS through our noncontrolling representation on SASS’s board of directors and our equity interest received. We are not the primary beneficiary as we do not have the power to solely direct the activities of SASS that most significantly impact SASS’s economic performance. At December 31, 2023, we accounted for our investment in SASS under the equity method of accounting at fair value, and no impairment charges were recognized during the year ended December 31, 2023.

Under the equity method of accounting, our investments are initially recorded at fair value on the consolidated balance sheet. Upon initial investment, we evaluate whether there are basis differences between the carrying value and fair value of our proportionate share of the investee’s underlying assets. To the extent there are basis differences identified, we typically amortize basis differences identified for identifiable assets on a straight-line basis over the underlying assets estimated useful lives when calculating the attributable earnings or losses, excluding the basis differences attributable to in-process research and development that has no alternative future use. We subsequently record in the consolidated statements of operations and comprehensive loss its share of income or loss of the other entity within other income and expense, which results in an increase or decrease to the carrying value of the investment. If the share of losses exceeds the carrying value of our investment, we will suspend recognizing additional losses and will continue to do so unless it commits to providing additional funding; however, if there are intra-entity profits this can cause the investment balance to go negative.

We evaluate our equity method investments for impairment whenever events or changes in circumstance indicate that a decline in value has occurred that is other than temporary. Evidence considered in this evaluation includes, but would not necessarily be limited to, the financial condition and near-term prospects of the investee, recent operating trends and forecasted performance of the investee, and our strategic plans for holding the investment in relation to the period of tie expected for an anticipated recovery of its carrying value. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period and the investment is written down to fair value.

As discussed in Notes 4 and 10 to our audited consolidated financial statements, during the year ended December 31, 2023, we finalized a transaction with SASS for the purpose of conducting research and development activities to treat, prevent, and mitigate obstructive sleep apnea syndrome and other sleep and breathing diseases. This resulted in us applying judgment in determining the accounting for the agreement, and in particular, measuring the fair value of the non-cash consideration we received in exchange for our contributed license and related research and development services, which includes equity received in this newly created private company in which the fair value is not readily available.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

As of December 31, 2023, we had cash, cash equivalents and short-term investments of $174.0 million. Our cash and cash equivalents are primarily maintained in accounts with multiple financial institutions in the United States. At times, we may maintain cash and cash equivalent balances in excess of Federal Deposit Insurance Corporation (FDIC) limits. We do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low risk profile of our investments, we don’t believe we have any material exposure of interest rate risk. We have the ability to hold our investments until maturity and, therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a change in market interest rates on our investment portfolio.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

Emerging Growth Company Status and Smaller Reporting Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). For so long as we remain an emerging growth company, we may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

reduced obligations with respect to financial data, including only being required to present two years of audited financial statements, in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•

an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act), on the effectiveness of our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements;

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

•

an exemption from compliance with the requirements of the Public Company Accounting Oversight Board (PCAOB), regarding mandatory audit firm rotation and the communication of critical audit matters in the auditor’s report on financial statements.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (ii) the last day of the fiscal year in which we have more than $1.235 billion in total annual gross revenues, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the U.S. Securities Exchange Commission (SEC), which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30th, or (iv) the dated on which we have issued more than $1.0 billion of non-convertible debt over the prior three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens. We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than you might obtain from other public companies in which you hold equity interests.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies, which may make comparison of our financial statements to those of other public companies more difficult. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of these elections, which may result in a less active trading market for our common stock and higher volatility in our share price.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than

$700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2—“Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this prospectus.

BUSINESS

Overview

We are a clinical stage pharmaceutical company dedicated to the discovery, development, and commercialization of novel oral therapies that address the neurobiology of sleep-related breathing diseases. Our lead product candidate, AD109, is in two pivotal Phase 3 clinical trials and is being developed for the most common form of sleep apnea, obstructive sleep apnea (OSA). OSA has a prevalence of more than 50 million people in the United States and nearly one billion people worldwide. AD109 met both primary and secondary endpoints of improved breathing and oxygenation throughout the night and demonstrated clinically meaningful and statistically significant improvement of the tertiary OSA symptom endpoint of fatigue at one month in our Phase 2b clinical trial (MARIPOSA). If approved, we believe AD109 has the potential to disrupt the current OSA treatment paradigm, which is primarily comprised of medical devices that can be uncomfortable and undesirable, resulting in low patient adoption and compliance. Our goal is to improve the lives of people with OSA who have either refused, abandoned or are dissatisfied with current treatment options.

OSA is a serious chronic disease that can cause debilitating symptoms leading to severe and potentially life-threatening complications. Disease severity of OSA has historically been measured by Apnea-Hypopnea Index (AHI), which represents the number of times per hour that the airway fully or partially collapses during sleep and is considered the standard objective measure of OSA severity in clinical practice. Notably, even patients classified as having mild OSA by typical AHI criteria can experience severe, life-altering symptoms, such as debilitating daytime fatigue, loud snoring and irritability.

Although OSA is a highly prevalent condition, we believe the potential market for OSA is underestimated because many people with OSA remain undiagnosed. It is estimated that approximately two-thirds of people in the United States with OSA have not sought diagnosis or treatment in part due to lack of awareness, but also because they seek to avoid current treatment options as they find them uncomfortable or unacceptable. OSA generally affects middle-aged and older adults of varying ages, weights, sexes, and ethnicities. Epidemiologic studies estimate that more than 60% of middle-aged and older adults living with OSA are not obese. There is no U.S. Food and Drug Administration (FDA) approved pharmacologic therapy to treat the crucial underlying cause of OSA, neuromuscular dysfunction during sleep. We believe the market opportunity for OSA is ripe for disruption, similar to other disease markets that were transformed by the introduction of an effective oral therapy such as osteoporosis, erectile dysfunction, rheumatoid arthritis, multiple sclerosis, hepatitis C and others.

We believe a novel, oral and convenient treatment option to treat the underlying cause of OSA could be positioned to capitalize on the significant unmet need. A pharmacological option could unlock latent demand for treatment and expand overall awareness, screening, diagnosis and treatment for OSA. Therefore, we designed AD109 as an oral, once-nightly, rapid-onset therapy to improve upper airway muscle activity during sleep, a crucial underlying cause of all OSA. If approved, we believe AD109 has the potential to become the standard of care for the treatment of OSA.

In MARIPOSA, AD109 met both the primary breathing endpoint (AHI reduction, p<0.0001) and secondary oxygenation endpoints (reduction of oxygen desaturation index (ODI) p<0.001 and hypoxic burden (HB) p<0.05) and demonstrated clinically meaningful and statistically significant improvement of the tertiary OSA symptom endpoint of fatigue (Patient-Reported Outcomes Measurement Information System (PROMIS)-Fatigue, p<0.05) at one month. MARIPOSA was designed to evaluate AD109 across a broad range of OSA severity, including mild, moderate and severe OSA and enrolled 211 patients in the United States. AD109 demonstrated a statistically significant placebo-adjusted mean reduction of AHI of 47.1%, which was the primary endpoint. This magnitude of AHI reduction is similar to that produced by the current standard-of-care treatment, continuous positive airway pressure (CPAP), when CPAP is used at the level typically defined as compliant over the long term. Furthermore, AD109 was generally well-tolerated with nearly all adverse events (AEs) being mild or moderate, and no serious adverse events (SAEs) or deaths in the AD109 arm of any Phase 1 or 2 clinical trials. AD109 was also observed to improve quality of life and sleep across a number of objective and subjective measures with clinical activity throughout the night.

AD109 is currently being evaluated in two pivotal Phase 3 clinical trials (LunAIRo and SynAIRgy) for the treatment of OSA, and we expect to enroll approximately 1,400 patients with mild to severe OSA across both trials. LunAIRo is fully enrolled with 660 patients and SynAIRgy is expected to be fully enrolled in    . LunAIRo is a randomized, double-blind, placebo-controlled, one year, parallel-arm trial comparing a fixed dose combination of AD109 to placebo in U.S. patients with mild, moderate and severe OSA. SynAIRgy follows the same study design, but with six-month dosing and includes patients from both the U.S. and Canada. We anticipate reporting topline data for LunAIRo and SynAIRgy in    .

Figure 1

To achieve our vision of bringing to market novel oral therapies that improve the daily lives of people suffering from OSA, we have assembled a team with strong scientific, development, clinical, medical affairs and commercial expertise across our organization with a focus on sleep apnea and other sleep and breathing diseases. Beyond our AD109, we are evaluating other oral pharmaceutical product candidates designed to treat sleep and breathing diseases. In November 2023, we entered into a joint venture with Shionogi & Co., Ltd (Shionogi), known as Shionogi Apnimed Sleep Science (SASS), to develop novel therapies for sleep and breathing diseases. SASS initiated several discovery and development-stage programs in 2024.

Current Treatments of OSA Have Low Patient Compliance or Low Acceptability

We believe there are significant limitations with current OSA treatments. The current standard of care is CPAP, or variations on this approach, which involves a bedside machine that blows air under pressure through a tube and snug-fitting facial or nasal mask to temporarily open the airway when the device is in use. Although CPAP is an effective treatment, many patients refuse to try CPAP at all and, of those who try, greater than 50% discontinue use entirely because they find the mask uncomfortable, resulting in low patient compliance. Commonly cited reasons patients fail to use their CPAP device on a regular basis include:

•	mask discomfort;

•	mask leakage;

•	pressure intolerance;

•	skin irritation;

•	nasal congestion;

•	nasal drying;

•	nosebleeds;

•	claustrophobia; and

•	lack of intimacy.

Low patient compliance persists despite the development of various CPAP devices designed to improve patient comfort and treatment through a variety of methods, as well as coaching, patient education and remote monitoring.

Other treatment options beyond CPAP are relatively limited and include (i) oral appliances (also known as mandibular advancement devices), which have efficacy limitations, can cause patient discomfort and often are not reimbursed by insurance; (ii) surgically-implanted hypoglossal nerve stimulation devices targeted to a subset of OSA patients who have failed CPAP; and (iii) surgery on the upper airway anatomy, for which the benefits may not exceed the risks. While a number of drugs have been approved to treat the excessive daytime sleepiness (EDS) associated with OSA, such drugs only treat symptoms, and do not treat the underlying airway obstruction during sleep.

Additionally, there are other emerging pharmacological treatments for OSA such as the use of compounds with glucagon-like peptide-1 (GLP-1) agonist activity, but they do not target the underlying neuromuscular cause of OSA. While GLP-1s may improve a contributing abnormality for OSA pathogenesis in obese middle-aged and older OSA patients, these patients represent less than 40% of the patient population with OSA. We believe AD109, if approved, could be used in the majority of non-obese patients or as a complement to GLP-1 therapies in obese OSA patients.

Our Solution is a Once-Nightly Oral Medication for OSA

We believe AD109 has the potential to transform the treatment paradigm of OSA by providing patients with a convenient, once-nightly, just prior to bedtime oral drug. In MARIPOSA, we demonstrated that AD109 may improve breathing in the first night of use for most patients and that it is able to reduce AHI throughout the night.

Neuromuscular Dysfunction as a Key Cause of OSA

Airway obstruction, which is the defining pathology of OSA, generally does not occur when OSA patients are awake, even when lying down. When patients are awake, the upper airway dilator muscles controlled by the brainstem remain active in maintaining upper airway muscle tone. One of the most important regions in the brainstem that innervates the upper airway muscles is the hypoglossal motor nucleus (HMN). AD109 is designed to target the neurobiology of the HMN to increase nerve signals in the upper airway dilator muscles during sleep to activate those muscles and increase muscle tone and, thus, limit or prevent airway collapse.

Figure 2 below shows how AD109 targets OSA neuromuscular dysfunction to increase sleep-related upper airway muscle tone.

Figure 2

Our Current Product Pipeline and Approach to Product Development

Our current product pipeline consists of AD109 and with respect to SASS, other product candidates under development for the treatment of other sleep and breathing diseases.

Our pipeline is shown below:

Figure 3

We are also exploring additional product candidates designed to treat other sleep and breathing diseases. We intend to develop these additional proprietary product candidates independently by leveraging our in-house expertise across key functional areas of drug identification and development powered by a team with long-standing experience in sleep and breathing diseases, drug development and new product commercialization.

We plan to continue to be opportunistic and engage in collaborations or strategic alliance building with partners across various deal structures as with our joint venture with Shionogi. Our candidates advanced under such alliances may be reliant upon the contribution of our intellectual capital including, but not limited to, scientific knowledge, intellectual property, development expertise, clinical operations and sleep-expert network.

Our Team

Our vision is to develop transformative therapies for the treatment of sleep apnea and other sleep and breathing diseases that improve the daily lives of people suffering with these diseases. To execute our vision, we have assembled a team with extensive experience in sleep medicine that is driven by a passion to create therapies to treat the underlying causes of sleep and breathing diseases with a significant unmet medical need. Our team has both medical and commercial experience including physicians with relevant medical specialties and a history of developing and commercializing products. Furthermore, we have engaged a strong team of medical experts across the sleep diseases community to support us in realizing this vision.

Our experienced team includes:

•

Lawrence Miller, M.D., our Chief Executive Officer, is a board-certified physician in internal medicine, pulmonary disease, and clinical pharmacology and founded or co-founded nine life sciences and healthcare companies, where he held extensive leadership roles, including Serenex Inc., which was acquired by Pfizer, Inc. and Tetraphase Pharmaceuticals Inc., which was acquired by La Jolla Pharmaceutical Co.

•

Dennis Molnar, our President and Chief Operating Officer, has more than 25 years of biopharmaceutical experience including executive leadership roles at multiple pharmaceutical companies, including Paratek Pharmaceuticals, Inc., where he served as Chief Executive Officer and guided the company to a public listing.

•

Ronald Farkas, M.D., Ph.D., our Chief Medical Officer, has held numerous clinical development leadership roles, including at the FDA, where he served as Clinical Team Leader for drugs to treat sleep diseases including OSA.

•

Graham Goodrich, our Chief Commercial Officer, has an extensive track record of commercial success in launching and marketing transformative brands, including Nurtec® ODT for the treatment of migraines in the midst of the COVID-19 pandemic and he previously served as the U.S. Migraine Franchise Lead at Pfizer, Inc.

•

Barry Wohl, our Co-Founder and Chief Business Officer, has diverse operating and strategic planning experience in both the medical device and biopharmaceutical sectors, including working with global biotechnology firms of all sizes and development stages at IMS Consulting Group and IMS Health Capital (now IQVIA), and previously served as the Senior Director and Head of Alliance Management at Macrolide Pharmaceuticals.

Additional key members of our executive team include:

•

Luigi Taranto Montemurro, M.D., our Co-Founder and Chief Scientific Officer, has an extensive clinical background in sleep medicine, including his foundational research at the Brigham and Women’s Hospital (BWH) at Harvard Medical School, which provided the proof of concept for the first combination of drugs for the treatment of obstructive sleep apnea under development by us.

•

John Cronin, M.D., our Senior Vice President of Clinical Research, has more than 20 years of leadership experience in sleep medicine. He has held prominent roles, including Chief Medical Officer at Philips Respironics and BetterNight Medical, as well as Medical Director at Scripps Clinic Sleep Center. Dr. Cronin is triple board-certified in Sleep Medicine, Pulmonary Medicine, and Critical Care Medicine, and completed his post-doctoral training in Sleep and Respiratory Neurobiology at Harvard Medical School.

•

John Yee, M.D., MPH, our Senior Vice President, Medical Affairs, has more than 20 years of leadership experience across numerous U.S. and global product launches at Sanofi Genzyme, AstraZeneca plc, Vertex Pharmaceuticals Incorporated, Flexion Therapeutics, Inc., Swedish Orphan Biovitrum AB, and other biopharmaceutical companies.

Our Strategy

We are a clinical stage pharmaceutical company dedicated to the discovery, development, and commercialization of novel oral therapies that address the neurobiology of sleep-related breathing diseases. We aim to improve the daily lives of people suffering from these disorders by offering a convenient treatment option which, if approved, we expect to become the standard of care for the treatment of OSA.

We intend to achieve our goals by pursuing the following key strategic objectives:

•

Advance AD109 through clinical development to secure regulatory approval for the treatment of OSA in the United States. We believe AD109 has the potential to become the first FDA-approved oral therapy for the treatment of OSA. AD109 met both primary (airway obstruction) and secondary (blood oxygenation) endpoints in MARIPOSA and was generally well-tolerated. Many patients also achieved improvement in certain subjective outcomes, such as reduction in fatigue, a tertiary endpoint. We intend to advance AD109 through our pivotal trials and subsequently seek regulatory approval for the treatment of OSA by demonstrating a similar or better efficacy and tolerability profile to that observed in earlier studies. We expect to report topline results in.

•

Engage and educate thought leaders, prescribers and payors. We are engaging key stakeholders across the OSA clinical landscape to understand their perspectives and educate them about the unmet need in OSA. If AD109 is approved for the treatment of patients with OSA, we expect our commercialization efforts will focus at launch on the dense network of sleep doctors, including neurologists, pulmonologists and other clinicians, who commonly diagnose and treat OSA. Additionally, we believe the launch of AD109 has the potential to increase primary care clinicians’ interest and engagement in OSA because of the potential to treat it with an oral drug. Our go-to-market model will be designed to support this anticipated future growth and expansion of treatment in OSA.

•

Educate people living with OSA about the benefits of neuromuscular treatments like AD109. Given the high latent demand for new OSA treatment options, we believe educating people about the availability and benefits of AD109, if approved, can encourage them to proactively discuss OSA symptoms and treatment options with their healthcare providers. We intend to empower OSA patients to have deeper conversations with their healthcare providers about OSA and AD109 as a potential treatment option.

•

Advance other product candidates through clinical development and become a leading sleep and breathing disease company. We take an iterative approach to our pipeline and are currently progressing clinical programs in other sleep and breathing diseases designed to expand the addressable market. Our goal is to maximize our expertise and relationships in the field to offer a broad portfolio of pharmaceutical products to drive growth and operating leverage.

•

Continue to strengthen and expand our intellectual property portfolio. We have developed an extensive intellectual property portfolio addressing not only our current product candidates, but also broad classes of similar drugs and drugs involving other mechanisms of action in OSA. We plan to seek to obtain, where appropriate, broad intellectual property protection for our product candidates to protect against the development of similar products. Additionally, we are assembling a robust portfolio of intellectual property that covers a broad range of other sleep and breathing diseases to reinforce our leadership in the space.

•

Evaluate strategic opportunities to maximize the value of our product candidates. We believe that AD109, if approved, can serve as a cornerstone for building a suite of sleep and breathing-related pharmaceutical products. If we believe that strategic partnerships can accelerate the development or maximize the market potential of developing product candidates, we will consider entering into product, target or geographic specific strategic partnerships on an opportunistic basis. We aspire to maximize the value of our products for patient benefit through internal investment and development and through collaborations where appropriate.

Market Overview

Overview of OSA

OSA is caused by the upper airway partially or completely collapsing during sleep. The cessation of breathing is caused by the relaxation of the airway muscles during sleep, which causes a functional collapse of the airway and prevents the passage of oxygen, even though the patient is attempting to breathe. The lack of airflow can last anywhere from ten seconds to more than one minute and, in patients categorized as having severe OSA, occurs 30 or more times every hour of sleep. The reduction in blood oxygenation triggers a startle response that transiently wakens the patient and opens the airway leading to a temporary restoration of normal breathing. This cycle occurs throughout the night, decreasing the overall quality of the patient’s sleep, negatively affecting the patient’s health and significantly reducing their quality of life.

Figure 4

OSA is caused by two overlapping contributing mechanisms: neuromuscular dysfunction and predisposing anatomic abnormalities. Neuromuscular dysfunction can lead to decreased upper airway muscle tone whereas abnormal anatomy can lead to the narrowing of the upper airway. People with neuromuscular dysfunction are often affected by OSA, resulting in decreased upper airway muscle tone during sleep, increasing the number of partial (hypopnea) or complete (apnea) airway obstruction events, which deprive the body of oxygen (hypoxia). In addition to neuromuscular dysfunction, abnormal anatomy contributes to OSA pathogenesis, including a variety of structural and physiological characteristics, such as abnormal anatomy of the jaw or pharynx and narrowing of the upper airway due to obesity.

Typically, OSA develops in adulthood and can worsen with age. For some patients, OSA can be complicated by anatomical defects, obesity and other factors, which can lead to OSA developing in younger adults or even in children. However, based on epidemiologic data, it is estimated that less than 40% of OSA patients middle-aged or older are obese. A recent meta-analysis of four community-based cohort studies partially sponsored by us analyzed data from 12,860 participants who had the required demographic, BMI, and PSG data. Of those, 8,148 had OSA (AHI≥5) and/or obesity (BMI≥30), as shown in Figure 5. The remaining 4,712 did not have OSA or obesity (and are not shown in the figure). These results were generally consistent with results from the sample that was restricted to moderate-to-severe OSA (60.5%) and severe OSA (52.8%), with most people in those study populations not obese.

Figure 5

OSA severity has traditionally been measured with AHI, the most widely accepted index, which is the number of full (apnea) or partial (hypopnea) airway obstructions that occur each hour of sleep.

•	Normal Range: less than five AHI events per hour

•	Mild OSA: between five and 15 AHI events per hour

•	Moderate OSA: between 15 and 30 AHI events per hour

•	Severe OSA: over 30 AHI events per hour

AHI is considered the standard measure in clinical practice. Nonetheless, AHI is recognized as an imperfect measure of disease severity because many patients classified as having mild OSA can experience the same symptoms as patients classified as having moderate or severe OSA, such as loud snoring, daytime fatigue, irritability and long-term morbidities such as heart failure, stroke, hypertension, heart attack and Type 2 diabetes.

Various measurements of oxygen levels, quality of sleep, and daytime symptoms may be used to characterize the disease more holistically. There are additional measures of oxygen levels that measure the amount of insufficient oxygen levels over time, such as the Oxygen Desaturation Index (ODI) or Hypoxic Burden (HB), which may provide additional insight into potential benefit on serious cardiovascular problems that develop or worsen over time.

Diagnosis of OSA

Every year, an estimated three million people are newly diagnosed with OSA in the United States, and in 2023, more than 12 million total diagnosed OSA patients were in the healthcare system. However, we believe OSA has been significantly underdiagnosed due to a shortage of sleep specialists, large backlogs for sleep consultations and a lack of patient awareness of the disease. Even for those with awareness, there is a hesitation to seek diagnosis and treatment because CPAP and other current treatment options are unappealing or unacceptable.

Historically, the complexity and length of time for diagnostic tests have been an impediment to OSA diagnosis. The diagnosis process was lengthy due to the need of the primary care physician to refer the patient to a sleep specialist. Previously, sleep specialists often required patients to undergo an in-patient sleep study, called a polysomnogram (PSG), to diagnose OSA. However, given the time, complexity and expense associated with using in-patient sleep centers for diagnosis, some insurance providers may move away from such tests. The situation is improving as home sleep apnea testing (HSAT) is increasingly becoming a more common method for diagnosis. The ease of usage of HSAT could contribute to even wider uptake and grow the potential market for AD109 by enabling non-specialist physicians and dentists to diagnose and treat OSA.

We believe that recent advancements in accessible technology, such as smartphones or consumer wearable screening devices like the Oura ring and Samsung Galaxy watch will also have an expansionary effect on the OSA market by encouraging more people living with OSA to seek diagnosis and treatment. For example, smartphone and wearable applications now may track sleep and provide a “sleep apnea score” including information about oxygen levels, heart rate and motion during sleep. We believe this macro trend will help increase general awareness of sleep and breathing habits and prompt people living with OSA to proactively engage their healthcare provider.

Primary care physicians are reluctant to screen for OSA unless patients (or their bed partners) complain of specific symptoms or comorbidities. We believe that an oral solution would establish more easily manageable clinical solutions that would increase screening. Patients may suspect they have OSA but may elect not to discuss it with their primary care physician because they find current treatment options like CPAP, oral devices, throat surgery and implanted neurostimulation devices unappealing. We believe the introduction of a more convenient therapy will not only increase diagnosis rates, but it will also encourage millions of people living with OSA who were diagnosed in the past, and tried and failed or abandoned treatment such as CPAP, to seek treatment.

Figure 6

Consequences of OSA – Ranging in Severity Across Time Horizons

The immediate and near-term consequences of OSA are pervasive and numerous, and can include excessive daytime sleepiness, fatigue, difficulty concentrating, depression, irritability, sexual dysfunction, headaches, nighttime gasping and dry mouth. These can significantly diminish quality of life and increase the medical and psychosocial burden on patients and patient’s families and OSA can over time lead to life-threatening conditions, such as heart failure, stroke, hypertension, heart attacks and Type 2 diabetes. The ultimate long-term consequences of OSA are further demonstrated by studies that show the cumulative incidence of cardiovascular events and a decreased probability of survival over time, independent of obesity and other factors (e.g. age and sex), as demonstrated in Figure 7.

Figure 7

Current Treatments and Their Limitations

OSA requires long-term management and treatment to reduce AHI, increase oxygen levels and treat daytime and nighttime symptoms.

Patients diagnosed with moderate to severe OSA are typically offered CPAP as a first-line therapy. Patients classified as having mild OSA may not consistently be offered treatment despite symptoms and have the potential for long-term adverse outcomes. CPAP is delivered through a face or nasal mask that connects through a hose to a bedside air pump. Numerous advances have been made over the previous three decades to enhance the design and performance of CPAP and similar devices, but the devices remain unacceptable or unusable for many OSA patients. Even in the subset of patients willing to try CPAP, long-term compliance remains low, typically less than 50%. Studies have shown that only an estimated 17% of patients continue to use CPAP for four hours or more per night after five years.

Figures 8A, 8B, 8C

Acceptable CPAP compliance is typically defined as usage of at least four hours per night for five nights per week. No benefit is provided when the device is not used, which can equate to almost 70% of sleep time if the patient sleeps eight hours each night. Even in the proportion of patients who meet, or even modestly exceed, the threshold for CPAP compliance, the overall reduction of AHI averaged over total sleep time is less than or approximately equal to that of the average patient’s response to AD109.

Oral devices (also known as mandibular advancement devices) can be used to treat certain patients by either pushing the lower jaw forward or hold the tongue at the front of the mouth. While some patients tolerate these devices, many find them uncomfortable and there is additional risk of moving the teeth, disturbing the normal bite, or aggravating jaw problems (such as temporomandibular joint disorder). Additionally, patients cannot speak or drink fluids when devices are in place, and they can cause the patient to drool throughout the night. The devices can be costly and reimbursement by insurance may not be clear.

Figure 9

Some patients in the moderate to severe category who fail CPAP may be eligible for a surgically implanted hypoglossal neurostimulator. We believe the limitations to use of these devices include a need for a specialized diagnostic procedure, such as drug-induced sleep endoscopy, to identify eligible patients. The invasiveness of both the diagnostic testing and implantation procedure, the high cost of the procedure, and exclusions of patients with body mass index (BMI) above a certain threshold or with an upper airway collapse pattern that are not amenable to treatment with the device, can be a deterrent to patient adoption. Adverse events and outcomes associated with these devices may include infection, nerve injury, need for reoperation (including need for device or lead repositioning), device malfunction and need for surgical replacement.

Figure 10

Patients who reject or do not tolerate CPAP may be treated with a variety of surgical procedures that generally are designed to reduce anatomic obstruction by surgically removing tissue in the upper airway. Only a small segment of OSA patients are candidates for these procedures, and success rates are variable. These procedures are invasive and painful and can have complications such as nerve damage or swallowing difficulties.

OSA patients may alternatively seek relief from specific daytime symptoms that are a consequence of OSA when efforts to treat the underlying obstruction fail, are abandoned, or provide insufficient relief. Daytime sleepiness is a common symptom of OSA and can occur even in patients who use CPAP. Daytime sleepiness can be treated by drugs that nonspecifically promote wakefulness such as FDA-approved central nervous system stimulants. Drugs such as armodafinil or solriamfetol are indicated to treat excessive daytime sleepiness in OSA patients in combination with continued efforts to treat the underlying airway obstruction. These drugs can help OSA patients stay more awake during the day but do not treat the underlying disease.

There have been multiple failures in efforts to use drugs to treat the underlying cause of OSA. In many cases, the potential drug candidates were developed with the intent to improve the upper airway opening by reducing swelling and congestion or increasing muscle stimulation. None of these efforts have succeeded, and no drug therapies (prescription or over-the-counter) are approved or used off-label to any significant degree to treat OSA patients.

One contributing factor to the etiology of OSA that has been discussed in recent discourse is excess body weight. Obese patients are estimated to represent less than 40% of the patient population with OSA. While some of these patients may be encouraged to reduce their weight as a potential method for improving OSA symptoms, not all patients suffer from OSA as a result of excess body weight. Furthermore, even though OSA symptoms may improve for patients suffering due to the excess weight, these patients can still be considered as having OSA and need additional treatments. Some patients with obesity and OSA may be prescribed GLP-1 receptor agonists, such as semaglutide or tirzepatide for weight loss, but the GLP-1 agonists only indirectly address the anatomic defect by reducing obesity and do not directly address the underlying neuromuscular dysfunction accompanying all OSA. A recent third-party study (SURMOUNT OSA) evaluated the use of tirzepatide in OSA and found clinical activity in a population of patients with very severe OSA (average AHI of 52) and obesity (average BMI of 39). Despite that reductions in AHI were observed, many patients continued to have residual OSA disease burden that may require ongoing directed therapy for OSA. Additionally, other third party studies have demonstrated that obese patients who have achieved substantial weight loss through bariatric surgery continued to experience persistent OSA disease burden and need for treatment.

Figure 11 demonstrates the empirical evidence that bariatric weight-loss surgeries that often lead to substantial weight loss rarely resolve OSA following weight loss: 2.5% resolution of OSA is observed at one year following bariatric surgery.

Figure 11

We believe that AD109 could be used in a combination treatment approach. The current OSA treatment paradigm is limited to either surgical or medical device options. We believe obese OSA patients treated with GLP-1 therapies may be treated with AD109 in series or in parallel. SynAIRgy will include a cohort that will investigate whether GLP-1 therapies (with much slower onset of action for OSA) and AD109 (with rapid onset of action for OSA), when used in combination, may improve OSA in a subset of very obese patients.

OSA Market Opportunity

OSA is a serious chronic disease and is the most common form of sleep apnea affecting a wide range of people across varying ages, weight classes, sexes, and ethnicities with significant unmet medical need. According to the World Health Organization, OSA affects approximately one billion people globally, with a prevalence that is increasing over time due to increases in major risk factors, including obesity and an aging population. In the United States, the prevalence of OSA is estimated to be greater than asthma and diabetes, at more than 50 million people.

However, we believe these prevalence figures may be underestimated due to OSA being under diagnosed. We believe there is a significant opportunity worldwide to provide effective therapies to OSA patients. With the significant unmet need and more than two-thirds of people with OSA still undiagnosed, we believe that diagnosis and treatment rates for OSA can increase when a convenient option, such as a once nightly oral tablet, becomes available. We believe AD109, if approved, can be prescribed for most patients diagnosed with OSA.

Our Product Candidate – AD109

AD109 is a combination of aroxybutynin and atomoxetine designed to target the neuromuscular defect of OSA and improve upper airway muscle activity during sleep. It is an oral tablet co-formulated with our novel anti-muscarinic aroxybutynin (2.5mg) combined with the noradrenaline reuptake inhibitor (NRI) atomoxetine (75mg). Aroxybutynin is a type of anticholinergic agent that blocks the activity of the muscarinic acetylcholine receptor and when combined with atomoxetine, AD109 is formulated into a small tablet that is taken once nightly, just prior to bedtime. We are developing AD109 for the treatment of all OSA patients. In May 2022, the FDA designated AD109 for OSA as a Fast Track development program, which makes the program eligible for expedited review by the FDA.

Aroxybutynin

Aroxybutynin (also known as R-oxybutynin) is a novel drug that, to our knowledge, has not previously been marketed or approved by the FDA or any other regulatory agency, for any indication. Aroxybutynin is in the same class of drugs as oxybutynin, which received initial FDA approval in 1975 as Ditropan® (marketed by Janssen) for the treatment of overactive bladder and has been prescribed to tens of millions of patients. Oxybutynin is composed of an equal mixture of aroxybutynin and S-oxybutynin, i.e. it is a racemic mixture. In the past, S-oxybutynin was identified to have most of its activity targeted toward bladder spasm, but little anti-muscarinic activity. By selecting the R-oxybutynin and removing the S-oxybutynin, the unwanted bladder effects, and potentially other undesirable effects of racemic oxybutynin, may be reduced. Additionally, a lower dose of aroxybutynin alone (relative to oxybutynin) may be effective to treat OSA, thus potentially providing a more favorable tolerability profile.

Atomoxetine

Atomoxetine is a selective norepinephrine reuptake inhibitor that received initial approval by the FDA in 2002 as Strattera® (marketed by Eli Lily) for the treatment of attention deficit hyperactivity disorder (ADHD) in children and adults. The highest dose of atomoxetine that is being considered for AD109 is 75mg, which is lower than the maximum recommended dose for ADHD of 100mg per day. The selection of atomoxetine is to promote adrenergic tone leading to muscle activation.

Basic Neurobiology of AD109

While past efforts to develop pharmacotherapies have been unsuccessful, recent developments in the understanding of OSA pathophysiology and the identification of pharmacological targets for the neuromuscular dysfunction of OSA have led to a more focused approach with potential success. One such approach is to pharmacologically increase the activity of upper airway dilator muscles, thereby preventing sleep-related loss of muscle activation. Separately, drugs with antimuscarinic and noradrenergic had been shown to increase genioglossus muscle activity during sleep in rodents and humans. The initial insight behind the discovery of AD109 was that combining drugs with these separate activities, in carefully selected doses and ratios, might be accomplished to support efficacy. The second insight was in identifying specific drugs possessing the necessary set of pharmacodynamic and pharmacokinetic properties that might produce increased airway muscle activity while preserving sleep. The third, more subtle critical insight that elevated AD109 as a prospective safe and effective therapy versus other combinations was that, with appropriate selection of component drugs, the tolerability of the combination of the two drugs could be increased, rather than decreased, compared to the tolerability of the drugs dosed separately. Thus, when combined, a significant potential benefit of aroxybutynin and atomoxetine is the overall stabilization of sleep through the mitigation of the wake-promoting activity caused by atomoxetine. Atomoxetine administration has been shown to increase acetylcholine levels by approximately threefold in the prefrontal cortex of rats. This cortical cholinergic receptor stimulation has been shown to have strong arousing effects as suggested by the fact that activation of prefrontal cholinergic receptors can effectively reverse sevoflurane anesthesia and restore waking behavior in rats. Since atomoxetine administration promotes wakefulness alongside an increase in cortical acetylcholine levels, we have hypothecized that the attenuation of this wake-promting effect by co-administration of aroxybutynin is due to the blockade of atomoxetine-evoked cholinergic stimulation of the cortex. In this scenario, aroxybutynin would block atomoxetine-mediated activation of a critical arousing pathway while importantly preserving the α1-receptor-dependent activation of upper airway motor pathways. Although this theoretical mechanism has not yet been proven in animal models, we believe it represents a plausible explanation for the unique effects observed when combining these two compounds on OSA severity, upper airway muscle activity and sleep continuity.

AD109 Clinical Trial Data

We have conducted more than 15 Phase 1 and 2 clinical trials that inform various aspects of the AD109 program, and have amassed efficacy, safety and tolerability data for AD109 across multiple completed clinical trials in OSA, a subset of which are described in the table below. In these trials, we have observed clinical activity of AD109 for use in OSA and a positive tolerability profile.

Figure 12

Additional details on some of the key AD109 trials are described below.

Phase 1b Clinical Trial (Protocols APC-001 and APC-002)

We filed an Investigational New Drug (IND) application with the FDA and conducted a first-in-human Phase 1 clinical trial of aroxybutynin (protocol APC-001). The trial was a single dose two-way crossover trial in 24 subjects comparing 2.5mg aroxybutynin to 5mg oxybutynin. The trial found that the drug levels of aroxybutynin were consistent with levels seen with racemic oxybutynin. The trial served as a pharmacokinetic bridging study.

The Phase 1 trials overall established that drug levels of aroxybutynin (APC-001) and atomoxetine (APC-002) were not different whether administered alone or in combination. Both aroxybutynin and atomoxetine were absorbed rapidly with maximum concentrations being observed in one to four hours, which is considered appropriate for a combination therapeutic acting during the night. Additionally, the pharmacokinetic bridging trial APC-002 forms a component of the overall pharmacokinetic bridge to both Orange Book listed drugs (oxybutynin, atomoxetine) and supports our ability to partly rely on the FDA’s previous findings of safety and approved labeling information for the listed drugs via the 505(b)(2) regulatory pathway.

In Study APC-001 and APC-002 there were no SAEs, study drug-related treatment emergent adverse events (TEAEs) leading to study drug discontinuation or interruption. In Study APC-001, six participants reported a total of six TEAEs during the study. All TEAEs were mild in severity and unrelated to the study drug. All TEAEs resolved by the end of the study. There were no serious or severe TEAEs. Overall, headache occurred in a participant treated with 5mg racemic oxybutynin. In Study APC-002 the most common TEAE was nausea, which was experienced by six subjects (26.1%) treated with AD109. Other common TEAEs included vomiting, dizziness, dry mouth, flushing, asthenia, and COVID-19. All other reported TEAEs occurred in only one subject (4.3%) each.

Phase 2 Clinical Trial (APC-003 and APC-003-OLE Crossover Factorial Trial)

We initiated APC-003, a Phase 2 clinical trial, in 2020, designed to demonstrate the individual contribution of aroxybutynin and atomoxetine to the efficacy of AD109.

APC-003 was a Phase 2 double-blind, placebo-controlled single dose crossover clinical trial with 60 participants conducted at seven sites in the United States. The primary endpoint of the trial was reduction of HB and AHI was a key secondary efficacy endpoint. Participants were dosed with AD109 (2.5mg aroxybutynin and 75mg atomoxetine), atomoxetine alone (75mg), aroxybutynin alone (2.5mg) or placebo. Patients between 25 and 65 years were included if they showed an AHI between ten and 45 events per hour. Patients with AHI under 45 could be randomized only if they showed signs of low upper airway collapsibility, including mean desaturation of oxygen related to upper airway obstruction less than 8% and prevalence of hypopneas over apneas. Main exclusion criteria were a history of insomnia or narcolepsy, craniofacial malformations, clinically significant cardiac disease (coronary artery disease, heart failure, rhythm disturbances), psychiatric or neurologic diseases, constipation or urinary retention.

APC-003-OLE was a four-week Open Label Extension (OLE) trial of APC-003. Of the 60 participants in APC-003, 37 participated in the OLE and received AD109 for one week at the run-in dose of 2.5mg aroxybutynin and 37.5mg atomoxetine, followed by three weeks of AD109 at the target dose of 2.5mg aroxybutynin and 75mg atomoxetine.

Efficacy Results

Median baseline AHI with a 4% or greater fall in oxyhemoglobin saturation (AHI4) was 29.6 events per hour with an interquartile range of 18.8 to 43.6, a severity range that is typically classified as moderate to severe OSA. The results of these trials demonstrated a 44% reduction (p<0.0001) of HB on the first night of administration of AD109 versus placebo which persisted and actually increased to 65% reduction at week four (p=0.002), suggesting no reduction of clinical activity over time. Findings for AHI4 were of similar magnitude, with a 34% reduction (p=0.001) on the first night which increased to 56% reduction (p=0.0245) after four weeks of treatment. OSA symptoms showed statistically significant improvement versus baseline for a simplified version of the Sleep Apnea Quality of Life Index (SAQLI, p=0.0027), particularly components measuring symptoms of daytime tiredness, waking unrefreshed, and bothersome snoring. The median SAQLI at baseline was 23.0 and decreased to 16.0 at Visit 3, i.e. a 30.4% decrease in SAQLI. The four-week duration of the OLE also demonstrated the durability of effects over four weeks compared to prior studies over one day.

Safety Results in APC-003 and OLE

During the 1-night APC-003 study, the only Treatment-Emergent Adverse Event (TEAE) occurring in at least two trial participants in a single study arm was gastroesophageal reflux, which occurred in two (3.6%) participants treated with AD109 and two (3.7%) participants treated with atomoxetine 75mg alone. Two participants withdrew from the study due to adverse events (namely pleurisy with elevated white blood cells and atrial fibrillation), but these adverse events were considered to be unrelated to the study drug. One participant experienced an SAE of possible seizure versus arrythmia/atrial fibrillation, but because the participant had a previously undisclosed history of arrhythmia with differential diagnosis of seizure, and implantation of a cardiac loop recorder to aid in ongoing efforts to diagnose the condition, the event was considered to be unrelated to the drug. No drug-related SAEs occurred in the trial. In the four-week OLE study, the most frequently reported TEAE occurring in at least 2 study participants were insomnia (six (16.2%) participants), nausea (three (8.1%) participants), pollakiuria (two (5.4%) participants), and urinary hesitation (two (5.4%) participants). No serious TEAEs, severe AEs or deaths were reported.

We believe the tolerability data across the two studies, including in the four-week OLE, demonstrate evidence for AD109 tolerability.

Phase 2a Clinical Trial (Protocol APC-004)

We initiated a Phase 2a trial in 2020 to perform additional dose finding for AD109, conducted at three sites in the United States. Prior studies indicated that doses of atomoxetine lower than 75mg were less effective in decreasing airway obstruction in OSA patients with baseline disease severity in the moderate to very severe range. We concluded that testing lower doses of atomoxetine in AD109 was most likely to be informative in patients with less severe baseline OSA.

Trial Design

APC-004 was a randomized, double blind, placebo-controlled, single-dose crossover trial designed to compare the efficacy and safety of the standard dose (aroxybutynin 2.5mg and atomoxetine 75mg) and a lower dose (aroxybutynin 2.5mg and atomoxetine 37.5mg) of AD109 to each other and to placebo in participants with baseline AHI4 of 5-20, a range including only mild and moderate OSA. Thirty-two participants were randomized, and 27 (84%) completed the trial. Median baseline AHI4 was 13.5. Patients between 25 and 65 years, an AHI between five and 20 events/h, BMI between 18.5 and 40 kg/m2 and at least minimally symptomatic (PGI-S ≥1) were randomized. Main exclusion criteria were a history of insomnia or narcolepsy, craniofacial malformations clinically significant cardiac disease (coronary artery disease, heart failure, rhythm disturbances), psychiatric or neurologic diseases, constipation or urinary retention. The primary endpoint was reduction of Hypoxic Burden (calculated based on AHI with 4% desaturation, HB4), and reduction of AHI (calculated based on 4% desaturations, AHI4) was a key secondary endpoint.

Efficacy Results

As shown in Figure 13, APC-004 found that both standard and low doses of AD109 reduced HB4 and AHI4. Standard dose AD109 significantly reduced HB4 by 84% (p<0.0001) and AHI4 by 59% (p<0.0001) relative to placebo. Low dose also significantly reduced HB4 by 47% (p=0.0048) and AHI4 by 41% (p<0.05) versus placebo. The results of this trial were published in the Journal of Clinical Sleep Medicine in December 2022.

Figure 13

Safety Results

The most frequently reported TEAEs occurring in at least two study participants were dry mouth (three (9.7%) participants), decreased appetite (two (6.5%) participants), and thirst (two (6.5%) participants). Most TEAEs (33 out of 34 events) were classified as mild or moderate in severity. One severe TEAE was observed in one participant who experienced an AE of reduced oxygen saturation following treatment with placebo. As a result, the participant discontinued the study. No SAEs or deaths occurred during the study. Both high dose AD109 and low dose AD109 were generally well-tolerated with a similar safety profile as compared to each other and to placebo.

Phase 2b MARIPOSA Clinical Trial

We initiated MARIPOSA (APC-005) in December of 2021 to evaluate the safety and efficacy of AD109 and advance dose-finding for AD109 over a one-month period of dosing. MARIPOSA was a large and robust clinical trial to evaluate a pharmaceutical treatment for OSA.

The objectives of the trial were to:

•	confirm that the combination of a novel antimuscarinic with an NRI would be effective in a broad OSA population including those with mild, moderate and severe OSA;

•	evaluate two doses of the aroxybutynin component of AD109 to determine the final dose to be advanced to Phase 3;

•	confirm and characterize the contribution to efficacy of the aroxybutynin and atomoxetine components; and

•	evaluate safety and tolerability of AD109 in a substantially sized patient population and extended over a 30-day period.

Figure 14

Trial design

MARIPOSA was a randomized, double blind, placebo-controlled parallel-arm trial and was conducted at 25 sites in the United States. A total of 211 patients across a broad range of OSA severity, including mild, moderate and severe OSA, were randomized to either AD109 to placebo with baseline AHI4 between ten and 45. The participants included men between 18 and 65 and women between 18 and 75. Patients enrolled in the trial were required to not have used CPAP for at least two weeks. Main exclusion criteria were a history of insomnia or narcolepsy, craniofacial malformations, clinically significant cardiac disease (coronary artery disease, heart failure, rhythm disturbances, treatment-resistant hypertension) psychiatric or neurologic diseases, severe constipation, gastroesophageal reflux disease or urinary retention. The median baseline AHI4 of the trial population was 19.0 to 20.5, meaning that the trial enrolled moderate OSA patients on average.

The primary endpoint was the change from baseline to weeks three and four (averaged) in AHI for each AD109 dose versus placebo. The secondary endpoint was the change from baseline to weeks three and four in AHI for atomoxetine 75mg versus placebo. Several additional secondary and tertiary endpoints were utilized, including the proportion of participants with greater than 50% reduction in AHI4 in each arm and the reduction in HB, as well as improvements in subjective outcomes such as three PROMIS questionnaires (fatigue, sleep related impairment, sleep disturbance), Patient Global Impression of Severity (PGI-S) and Epworth Sleepiness Scale (ESS). The trial also carefully documented AEs and utilized several special safety assessments to test for AEs on psychomotor performance or memory.

Figure 15

Figure 16 shows a histogram of percent reduction of baseline AHI by AD109, illustrating the high level of improvement experienced by a substantial proportion of patients, including greater than 80 and 90% reductions.

Figure 16

Figure 17 shows the statistically significant improvement of PROMIS fatigue scores with AD109 at dose levels of aroxybutynin 2.5mg and atomoxetine 75mg compared to placebo (p<0.05).

Figure 17

Efficacy results. Both doses of AD109 significantly decreased AHI compared with placebo, with mean (95% confidence interval) decreases of -7.16 (-11 to -3.3) events per hour for the aroxybutynin 2.5mg and atomoxetine 75mg dose and -7.19 (-10.97 to -3.4) for the aroxybutynin 5mg and atomoxetine 75mg dose (p=0.001 for both). These decreases represent a placebo-adjusted reduction in AHI of 47.1% (27.9–61.2) and 42.9% (22.2–58) for the two doses, respectively. AHI was decreased by AD109 across the full duration of the night, demonstrating that clinical activity was present across the beginning, middle, and end of the sleep period.

Atomoxetine 75mg alone reduced AHI4 by -5.19 (-8.6 to -1.8) events per hour, or by 38.8% (19.5–53.6) compared with placebo (p=0.003). Total sleep time (TST) did not change significantly with AD109 compared with placebo. However, atomoxetine 75mg reduced TST by 21.5 (8.6–34.3) minutes compared with placebo (p=0.001) and by 23.93 (8.89–38.98) and 16.09 (1.24–30.94) minutes compared with AD109 aroxybutynin 2.5mg and atomoxetine 75mg and aroxybutynin 5mg and atomoxetine 75mg, respectively (p=0.002 and p=0.03).

There was a significant improvement of PROMIS fatigue scores with AD109 compared with placebo, at dose levels of aroxybutynin 2.5mg (-3.56 (-6.77 to -0.35); P<0.05) and atomoxetine 75mg (-3.49 (-6.84 to -0.13); P <0.05).

Post hoc analyses showed no statistically significant differences in AHI4 reduction between subgroups based on age, sex, BMI, or baseline OSA severity. However, a higher proportion of participants with a baseline AHI4 in the mild to moderate range (AHI4 10 to 30 events per hour) experienced a resolution of OSA (defined as AHI< ten events per hour) compared with those with a baseline AHI in the severe range (AHI >30; 52.2% vs. 7%; p=0.004).

AD109 did not differ significantly from atomoxetine alone for most respiratory parameters, suggesting that atomoxetine is primarily responsible for the effect of AD109 on upper airway obstruction. However, atomoxetine 75mg was more likely to disturb sleep than AD109 based on objective and subjective measurements. After three to four weeks of nightly treatment, atomoxetine 75mg demonstrated a decrease in TST of 16 to 24 minutes compared with placebo and both doses of AD109.

Safety results. No SAEs were reported in the trial. A total of 373 AEs were reported in 134 participants (49.8%): 26 individuals (61.9%) treated with AD109 aroxybutynin 2.5mg and atomoxetine 75mg, 32 individuals (78.0%) treated with AD109 aroxybutynin 5mg and atomoxetine 75mg, 51 individuals (81.0%) treated with atomoxetine 75mg, and 25 individuals (39.7%) treated with placebo.

Figure 18 provides a list of the most common AEs. Twenty-three (11%) individuals discontinued trial participation because of AEs: five (12%) in each of the AD109 groups, 12 (19%) in the atomoxetine group, and one (2%) in the placebo group. Events leading to trial discontinuation in at least three participants were insomnia, nausea, and dry mouth. The most common AEs were dry mouth, urinary hesitancy, and insomnia. Most AEs were rated as mild or moderate in severity. Two events classified as severe (nausea and migraine) led to trial discontinuation in two participants in the atomoxetine 75mg group.

Placebo-adjusted mean (95% confidence interval) change from baseline in overnight heart rate was slightly higher in all treatment groups: 7.7 (5.7–9.6) beats per minute for atomoxetine 75mg, 5.1 (2.9–7.4) beats per minute for AD109 aroxybutynin 2.5mg and atomoxetine 75mg, and 5.5 (3.3–7.1) beats per minute for AD109 aroxybutynin 5mg and 75mg, respectively. These small increases in heart rate were in the range reported in short- and long-term studies of atomoxetine in the treatment of attention deficit/hyperactivity disorder in children and adults and were deemed not clinically significant in that patient population.

AEs leading to trial discontinuation were more common with atomoxetine 75mg than with AD109. Insomnia was the most frequently reported AE with atomoxetine 75mg and led to trial discontinuation in six individuals (6.9%). In addition, the PROMIS sleep disturbance scale showed a trend for worse subjective sleep quality during treatment with atomoxetine 75mg alone versus placebo (p=0.056). Thus, atomoxetine 75mg alone, despite improvements in sleep-disordered breathing, was not sufficiently well tolerated to be a standalone treatment for OSA.

Figure 18

*Most common AEs are those reported in ≥ three participants in any treatment group

Pivotal Phase 3 Clinical Trials - LunAIRo and SynAIRgy

LunAIRo and SynAIRgy

We began enrolling patients in LunAIRo (NCT05811247) and SynAIRgy (NCT05813275) clinical trials for AD109 in September and November of 2023, respectively, after conducting an End of Phase 2 (EOP2) meeting with the FDA. LunAIRo and SynAIRgy were designed with FDA input gained at the EOP2 meeting and related correspondence. Both studies were submitted to the FDA for review and comment prior to initiation, and minor revisions were made according to FDA advice prior to initiation. The trials have the same primary endpoints: proportion of participants with 50% reduction in AHI. Improvement of PROMIS fatigue score is the key secondary endpoint of both trials.

LunAIRo is a randomized, double-blind, placebo-controlled, one year, parallel-arm trial comparing a fixed dose combination of AD109 to placebo in U.S. patients with mild, moderate and severe OSA. SynAIRgy follows the same study design, but with six-month dosing and includes patients from both the U.S. and Canada. An additional feature of SynAIRgy is a separate cohort of up to an additional 100 OSA patients who are concomitantly on a stable dose of a GLP-1 agonist, such as tirzepatide or semaglutide specifically for weight loss (as opposed to for the treatment of diabetes, which is allowed in the main cohort). This separate cohort will provide additional data on safety and tolerability for concomitant use of AD109 with patients using these medications specifically for weight loss. To support safety and efficacy across the range of OSA severities, the trials were designed so that no more than 40% of the overall study population in each trial could represent mild, moderate or severe patient subgroups.

The objectives of LunAIRo and SynAIRgy are the following:

•

Compare efficacy on airway obstruction (AHI) of AD109 versus placebo in participants with mild, moderate, and severe OSA after six months of treatment in both trials, and additionally after one year of treatment in LunAIRo;

•

Compare efficacy on OSA symptoms (PROMIS fatigue and other symptom endpoints) and oxygenation (ODI, HB) of AD109 versus placebo in participants with mild, moderate, and severe OSA after six months of treatment in both trials, and additionally after one year of treatment in LunAIRo; and

•

Examine effects of AD109 on PSG sleep parameters, additional measures of airway obstruction, and at additional time points (up to 1 year in LunAIRo) in participants with mild, moderate, and severe OSA.

Main inclusion and exclusion criteria are the following:

Inclusion:

•	For LunAIRo, AHI4 of >5 and ≤45, and for SynAIRgy, AHI4 of ≥10 and ≤45

•	PROMIS-Fatigue Short Form 8a: raw score ≥17 at screening visit

•	CPAP failure (no CPAP use for ≥ three months before randomization, or return/removal of CPAP device from home) or CPAP refusal (unwillingness to consider PAP as treatment option)

•	BMI: between 18.5 and 40 kg/m2 for men, or 18.5 and 42 kg/m2 for women

Exclusion, medical conditions:

•	Narcolepsy, restless leg syndrome requiring medication, rapid eye movement (REM) sleep behavior disorder, uncontrolled insomnia

•	Craniofacial malformation syndrome, or grade ≥ 3 tonsillar hypertrophy

•

Clinically significant or medically uncontrolled cardiovascular disease, or resting heart rate >100 bpm, untreated or unstable coronary artery disease, heart failure, cerebrovascular event, or revascularization within three months

•	Neuromuscular or major psychiatric disorders

•	Attempted suicide or current suicidal ideation

•	Severe or frequent constipation, or symptomatic gastric motility disorder

•	Current bothersome symptoms of bladder outlet obstruction

•	Blood pressure <145/90 mmHg

Figure 19

LunAIRo reached full enrollment with 660 patients (244 patients with mild, 221 patients with moderate, and 195 patients with severe OSA) in April 2024 and, as of June 2024, SynAIRgy has enrolled 328 patients with similar representation across baseline OSA severity. SynAIRgy is expected to be fully enrolled in     (main cohort of 640 patients not treated with GLP-1 agonists for obesity). We anticipate reporting topline data from each of these studies in    .

Our Discovery and Development Engine

In addition to our lead product candidate, we are focused on building a portfolio of product candidates for the treatment of additional sleep and breathing diseases. We believe we have assembled the relevant team and expertise to consistently develop and iterate on new, quality product candidates for clinical development and subsequent commercialization, if those product candidates are approved. Our core development engine strengths include:

•	Scientific Team Knowledge: Seven physicians on our staff, including three of whom are boarded in sleep or pulmonary medicine.

•	Intellectual Property: Robust intellectual property portfolio with more than 20 families of intellectual property covering breadth of discoveries.

•

Clinical Operations: Validated path to conduct rapid proof of concept trials by leveraging a strong clinical site and CRO network. We have completed more than 15 trials in support of the AD109 program. These completed and ongoing POC trials have included trials consisting of ten patients studied in simple single-night crossover trials through the Phase 3 clinical trials.

•	Sleep-expert Network: Connectivity with the relevant industry professionals in the ecosystem to help leverage insights and advance products to deliver to patients the products that prescribers want.

•	A Partner of Choice: A partner of choice in the sleep and breathing disease industry, which provides us with insight and in-licensing opportunities for additional pipeline development candidates.

Our overall discovery and development process is demonstrated in Figure 20 below:

Figure 20

We believe our approach enables us to develop a portfolio of products to leverage both our expertise and efficiently build a commercial infrastructure to deliver differentiated outcomes to patients across a range of OSA sub-types and other sleep and breathing related diseases. Our iterative approach to product development empowers us to quickly validate and re-test products with our strong clinical operations team. Over time, we believe this will help us to continue identifying compounds that are best suited to advance into clinical development as oral therapies.

Furthermore, we may also pursue additive technology that can enhance overall patient care experience for the treatment of sleep and breathing related diseases. For example, we are testing a wearable device for the diagnosis and monitoring of OSA, which we believe could significantly expand diagnosis and monitoring rates for OSA and provide sleep and breathing related insights for our patients.

Over the last few decades, multi-channel HSATs have become an increasingly common method for diagnostic testing for OSA. HSATs have permitted the diagnostic testing of OSA without testing in a sleep laboratory, reducing the cost of diagnoses and patient-burden. Although HSATs have improved patient access to diagnostic testing, they are not practical for the repeated monitoring over multiple days or weeks. Monitoring beyond a single diagnostic night can better characterize OSA by providing insight into night-to-night variability of OSA severity, which can be substantial.

The severity and patient burden of untreated or under-treated OSA warrants new strategies to advance patient care. A simple, comfortable one-size-fits-all wearable device to monitor OSA provides many benefits including:

•	establishing baseline measurements;

•	initiating, adjusting, and optimizing therapies for OSA; and

•	confirming patient benefits to therapy.

The ability to affordably monitor a patient’s response to OSA therapy during titration and over time allows precision care to be extended well beyond where sleep laboratories are located. As we attempt to bring other therapies to market for subtypes of OSA and related sleep and breathing diseases and add more capabilities to our connected wearable platform, we will aim to deliver digital medicine for specific indications. Each indication would be associated with the appropriately trained healthcare professional(s), fit-for-purpose measurement(s), and evidence-based interventions. By stacking digital medicine for multiple indications, we would also begin to build out more comprehensive care.

We verified that our wearable device is fit-for-purpose and comfortable to use in an initial research hypoxia laboratory study in healthy volunteers with a wide range of skin pigmentations. The wearable device performed according to the FDA guidance for pulse oximetry. We also validated our fit-for-purpose measurements for OSA using data collected from our wearable in a Phase 2 clinical trial. Subjects with OSA completed multiple nights in a sleep lab side-by-side with polysomnography to collect a wide range of measurements to quantify the severity of OSA both off-treatment and on-treatment, including with a placebo-condition. We collected 90 nights of data with polysomnography concurrent with 90 wearable recordings in the sleep lab. Results with our wearable and fit-for-purpose measurements are in line with published validation data from currently available HSAT equipment.

Our connected software used in conjunction with our wearable monitor includes a patient-facing mobile app that provides relevant oxyhemoglobin measurements (average oxygen level, oxygen desaturations per hour, time below 90% oxygen level) for a patient over several time periods including a baseline assessment and a night, week, and month view for continuous monitoring. The mobile app connects to the wearable monitor and cloud. We use proprietary cloud services to analyze our wearable data with fit-for-purpose measurements. Dashboards connect these fit-for-purpose measurements with a patient’s healthcare professional. We are planning for this connected software and comfortable wearable monitor to be used in LunAIRo and SynAIRgy.

Research and development partnership with Shionogi

SASS was formed in November 2023 to accelerate the development of new therapeutics for sleep and breathing diseases. It provides an opportunity for the two companies to combine their respective expertise in medicinal chemistry and clinical sleep medicine to identify further novel treatments and drug targets. We have deployed our knowledge of clinical development of oral pharmaceuticals for OSA, our clinical development team and partners, and our robust network of United States based clinical sites. Shionogi has deployed their highly efficient small molecule drug discovery engine to enable the development of novel compounds on jointly-agreed upon drug targets. Both companies contributed specific intellectual property to SASS to enable it to explore discovery and development-stage opportunities.

Competition

Our industry is highly competitive and subject to rapid change from the introduction of new products and technologies and other activities of industry participants. We believe our clinical development, manufacturing partnerships and intellectual property portfolio, along with our focus on a therapeutics approach to OSA, provide us with several key competitive advantages over our peers. We primarily face competition from companies in the medical device industry because clinicians are more likely to prescribe CPAP as the first-line approach for patients suffering from OSA. Two leading CPAP manufacturers are ResMed Corp. and Philips N.V. (through its subsidiary Respironics Inc.). We also face competition from neurostimulation technologies designed to treat OSA. Several device manufacturers compete in this market, including Inspire, Nyxoah SA and Livanova plc.

There are also several programs in clinical and preclinical development to treat OSA by pharmaceutical companies including Bayer AG, Desitin Pharma, Incannex Healthcare Ltd. and Mosanna Therapeutics. We compete against oral devices (also known as mandibular advancement devices) that can be used to treat OSA and or snoring. These devices are designed to either push the lower jaw forward or hold the tongue at the front of the mouth.

We also compete with surgical treatment options such as uvulopalatopharyngoplasty (UPPP), maxillomandibular advancement (MMA) and robotic tongue reduction surgery.

Additionally, we may face competition from emerging GLP-1 agonists or GLP-1/GIP co-agonists from Eli Lilly and Novo Nordisk for OSA. However, as GLP-1 agonists do not target the underlying neuromuscular dysfunction causing OSA, they may not address the needs of the greater than 60% of middle-aged and older patients that do not have obesity-related OSA. Additionally, while GLP-1 agonists have demonstrated dramatic results in reducing weight in obese patients, prior evidence from patients undergoing bariatric surgery suggests that residual OSA usually persists even after significant weight loss. At the same time, GLP-1 agonists may help patients with higher BMI reduce AHI episodes to levels addressable by medical devices or AD109, hence providing an opportunity for AD109 in combination with GLP-1 medications or monotherapy settings.

Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available that are approved to treat the same diseases for which we may obtain approval for our product candidates. In addition, many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials and approved products than we do today. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, particularly if they represent cures, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, and availability of reimbursement.

Brigham and Women’s Hospital, Inc. Amended and Restated Exclusive Patent License Agreement

We are party to an Amended and Restated Exclusive Patent License Agreement with BWH dated December 29, 2020 (the BWH License). Pursuant to the terms of the BWH License, BWH granted us an exclusive royalty-bearing license to make, have made, use, have used, sell and have sold products and processes claimed in certain patents and patent applications solely owned by BWH or, in the case of a combination of an NRI, an antimuscarinic and a carbonic anhydrase inhibitor to treat obstructive sleep apnea, jointly owned by BWH and us (such patents and patent applications, the BWH Licensed Patents). We may freely sublicense our rights under the BWH License, except that BWH’s prior written consent is required for sublicenses that grant exclusive rights to develop products or processes supported by the BWH Licensed Patents or commercialization rights related to such products and processes in the United States, Germany, France, Italy, Spain, the United Kingdom, Japan or China to third parties with annual revenue below an agreed threshold.

Under the BWH License, BWH reserved the right for itself, its affiliates and academic, government and not-for-profit institutions to make and to use the subject matter described and/or claimed in the patent rights for non-commercial research and educational purposes. In addition, the development of certain BWH Licensed Patents was supported by U.S. Government grants issued to BWH, and therefore, under the Patent and Trademark Act Amendments of 1980 (P.L. 96-517, as amended, and commonly called the Bayh-Dole Act), the

U.S. Government is (a) granted a nonexclusive, nontransferable, irrevocable, paid-up and worldwide license to practice or have practiced such certain BWH Licensed Patents for or on behalf of the United States and (b) has the power to “march in” and require us to grant, or if we refuse to grant, itself grant licenses to such BWH Licensed Patents to third parties in certain circumstances.

We are required to use commercially reasonable efforts to develop and commercialize products supported by the BWH Licensed Patents, including AD109, and are required to provide BWH with annual development plans in connection therewith. In addition, we are required to achieve certain clinical development and regulatory milestones by specified deadlines in order to keep the BWH License, and to date, we have achieved each milestone by the applicable deadline. The BWH License includes a process under which the deadlines for achievement may be extended.

We have paid BWH approximately $481,000 in license issue fees, annual license fees and milestone payments. An annual license fee will continue to be payable until we achieve first commercial sale of a product supported by a BWH Licensed Patent. We are also obligated to pay BWH up to $8,600,000 in development, regulatory and commercial milestone payments across three different products, including AD109. Subject to an annual minimum royalty amount that is creditable against earned royalties, we also agreed to pay BWH royalties equal to a low single digit percentage of net sales of the products supported by the BWH License and a low double-digit percentage of revenue that we receive from sublicensing. If we undergo our first change of control, we will have to pay BWH at least $250,000 and as much as $500,000, depending on which BWH Licensed Patents remain licensed to us on the effective date of the change of control. This fee is not payable in connection with any changes of control subsequent to our first change of control.

We pay for, but BWH controls, the preparation, filing, prosecution and maintenance of the BWH Licensed Patents in consultation with us and our patent counsel. We have the first right to enforce the BWH Licensed Patents against alleged infringers, and BWH may elect to enforce such patents if we fail or decline to take such enforcement action, or join such enforcement action. If we elect to enforce the BWH Licensed Patents, we are responsible for all costs, expenses and liabilities in connection therewith except for any costs for any independent counsel retained by BWH, regardless of whether BWH joins such action. Recoveries, if any, from enforcement activities are first used to reimburse each of ours and BWH’s legal fees and expenses incurred as part of the enforcement activities and then allocated to each party so that we receive an amount equal to lost profits or a reasonable royalty on infringing sales, based on the judgment, and BWH receives an amount equal to the royalties and fees it would have been paid if such sales would have been carried out by us, after which remaining recoveries are divided equally between the parties.

The BWH License terminates upon the expiration or abandonment of the last of the BWH Licensed Patents. BWH may terminate the BWH License: (i) if we fail to make certain payments as detailed above, within a specified timeframe; (ii) if we fail to maintain certain minimum insurance coverages; (iii) if we become insolvent or file a petition under any bankruptcy laws; or (iv) if we materially breach the BWH License, subject to certain notice and cure provisions. The BWH License also contains a provision that purports to allow BWH to terminate the BWH License if we challenge the validity of any of the BWH Licensed Patents. We may terminate the BWH License on a product-by-product and country-by-country basis by giving 90 days’ advanced written notice to BWH.

The BWH License also contains customary representations and warranties, confidentiality, insurance, audit and indemnification provisions.

Joint Venture and Related Agreements with Shionogi & Co., Ltd.

In November 2023, we established SASS, which is a joint venture company that seeks to develop novel pharmaceuticals for sleep and breathing diseases using new drug classes targeting specific subgroups of patients by leveraging the chemistry and research expertise of Shionogi with our clinical development and sleep medicine expertise.

Amended and Restated Limited Liability Company Agreement

SASS is governed by an Amended and Restated Limited Liability Company Agreement dated November 1, 2023 (the JV Agreement). Pursuant to the JV Agreement, we and Shionogi made contributions to SASS valued at $75 million each in return for issuance of 50% of the membership interests in SASS to each of us and Shionogi. Shionogi’s capital contribution was made in the form of cash equal to $75 million and by its entering into two separate license agreements with SASS. Our capital contribution was made by entering into a license agreement with SASS in respect of certain intellectual property controlled by us or certain of our affiliates that is necessary for the research, development or commercialization of SASS programs and products (including a set of initial discovery and clinical stage programs pursuant to the JV Agreement). Our license agreement with SASS is discussed more fully below in the section “License Agreement with SASS.”

Subject to a specified list of actions requiring the consent of both we and Shionogi in their respective capacities as members of SASS, the power and authority to manage the business and affairs of SASS is vested exclusively in SASS’s board of managers (Board of Managers) including all decisions concerning development and commercialization of SASS’s programs and products. SASS’s Board of Managers is composed of individuals designated by each of us and Shionogi, with each of us and Shionogi having the right to designate up to three managers. The approval of any matter before SASS’s Board of Managers requires the approval of all of the managers then currently serving. However, in the case of a default under the JV Agreement (an uncured material breach of the JV Agreement or two uncured capital call defaults) or a material breach of the license agreement or master services agreement between SASS and us or Shionogi, the JV Agreement allows the managers of the non-breaching party to control all decisions and approvals of the Board of Managers (a) in respect of claims related to a material breach of a license agreement or services agreement or (b) in respect of all matters that come before the Board of Managers, in the case of a default as to the JV Agreement.

The JV Agreement also established a joint steering committee (JSC) empowered to discuss, monitor, oversee and manage implementation of the research and development activities of SASS. The JSC is composed of individuals designated by each of Apnimed and Shionogi, with each of Apnimed and Shionogi having the right to designate up to three members. JSC decisions are made by consensus with all of the members appointed to the JSC.

The initial focus of SASS is to develop single compound products or products comprised of a combination of compounds, in each case for the treatment, prevention or mitigation of sleep and breathing diseases in humans, based on the compounds and programs licensed to SASS as part of the initial capital contributions by us and Shionogi. The JV Agreement requires that each development program be subject to a research and development plan approved by the Board of Managers, and more than one development program may be conducted at the same time. The JV Agreement contemplates that funding plans for each development plan will cover a multiyear period and be updated annually.

The JV Agreement contemplates that future development programs, as approved by the Board of Managers, may require additional contributions of intellectual property by either of us or Shionogi, or both. Unless otherwise agreed by the parties, all licenses of intellectual property granted to SASS in connection with such intellectual property contributions will be exclusive with respect to the treatment, prevention or mitigation of sleep diseases in humans. Each development program of SASS may be mutually terminated by us and Shionogi, and the JV Agreement specifies the consequences of such termination, including arrangements concerning intellectual property contributed by us or Shionogi, licensing of intellectual property owned by SASS and rights and limitations on a party’s pursuit of the terminated program outside of the operations of SASS. Upon the termination of any such development program where the relevant contributed compound comprising the contributed intellectual property does not form part of another development program that is undertaken by SASS, any license to intellectual property contributed by us or Shionogi to SASS in connection with such program will terminate, and SASS will grant such contributing party an exclusive license to all intellectual property that was developed by SASS that is exclusively related to such program for use in the field of the treatment, prevention or mitigation of sleep diseases in humans, for a mutually agreed-upon royalty rate, and a non-exclusive license to all intellectual property that was developed by SASS that is necessary or useful to the conduct of such development program for use in the field of the treatment, prevention or mitigation of sleep diseases in humans on a royalty-free basis. However, in case a development program is terminated and the relevant contributed compound comprising the contributed intellectual property also forms part of a different development program being undertaken by SASS, any license to intellectual property contributed by us or Shionogi to SASS in connection with such program will terminate only in connection with the terminated program, and SASS will continue to own all intellectual property that was developed by SASS until such time Shionogi and us agree to the terms of the disposition thereof.

The JV Agreement also specifies certain points in time at which we and Shionogi must decide whether we or Shionogi want to continue participating in a development program of SASS or whether we or Shionogi will opt-out of further participation. If a party opts-out of a further participation in a development program, the JV Agreement provides a mechanism pursuant to which the other party may continue development of the relevant program outside of the operations of SASS including licensing of applicable intellectual property owned by SASS or the member opting-out to the member who will continue development outside of SASS.

The cash capital contribution made by Shionogi to SASS is the initial source of funding for the operations of SASS. If the Board of Managers determines that additional capital is required for the operations of SASS, then SASS may call equal amounts of capital from each of Apnimed and Shionogi except that capital calls must be made at least six months apart and in no event may the aggregate amount of such capital calls exceed (i) with respect to any development program, the aggregate amount of the then-currently approved funding plan for such program or (ii) the total amount of the then-currently approved funding plans for all of SASS’s development programs as well as the total amount of equity funding specifically authorized by the Board of Managers or Apnimed and Shionogi for other purposes such as an acquisition of assets in the field of sleep and breathing diseases, commercialization activities and certain expenses such as payment of the fees of appraisers and payment of indemnification obligations to the managers and officers of SAAS not covered by insurance.

The activities of SASS are expected to continue until November 2028 but may be extended for additional periods with the agreement of both us and Shionogi or in order continue commercialization or monetization activities commenced prior to expiration of the term of the joint venture. During the period during which SASS is pursuing a development program and for one year following the later of the termination of such program or the termination of the existence of SASS, we, Shionogi and certain of our and their respective affiliates may not utilize or pursue, in respect of treatment, prevention or mitigation of sleep diseases in humans, any single compound or combination of compounds that targets the molecules that are targeted by any compound or combination of compounds comprised within such ongoing development program except that we may continue to pursue programs involving atomoxetine, oxybutynin, enantiomers of either atomoxetine or oxybutynin, certain other programs containing NRIs and all of the programs that are the subject of the Right of First Negotiation Agreement between us and Shionogi that is summarized in the section “Right of First Negotiation Agreement.”

These restrictions on competition do not apply to a third party acquirer of us or Shionogi but if we or Shionogi are acquired by a third party, then the other member may either (A) acquire all of the membership interests of SASS owned by the party undergoing the change of control or (B) if the acquirer or any of its affiliates has any program or product that would be subject to the competition restrictions but for the fact that the acquirer and its affiliates are not considered affiliates for purposes of the competition restrictions, acquire each program of SASS that targets (or is intended to bind with) the same molecules that are targeted (or intended to be bound) by any compound or combination of compounds comprised within acquirer’s or its affiliate’s program(s). Furthermore, any member that is subject to acquisition by a third party is obligated to ensure that all activities of the acquirer and its affiliates with respect to a program of such acquirer or any of its affiliate that would be covered under the foregoing exclusivity obligations if the program was conducted by the member being acquired or any of its pre-acquisition affiliates do not utilize or incorporate any IP licensed to SASS by such member or developed by SASS, or confidential information of SASS in connection with such activities and that such activities are kept separate from the activities performed in connection with the JV Agreement.

The membership interests in SASS are not transferable, other than to an affiliate of the transferring member or in connection with a compulsory transfer by a triggering member to the other member. A compulsory transfer is triggered if a member (a triggering member) undergoes bankruptcy, commits a default under the JV Agreement, is prohibited by law from owning any membership interests of SASS or becomes subject to a change of control.

License Agreement with SASS

In November 2023, simultaneously with the execution of the JV Agreement, we entered into a license agreement with SASS (the SASS License), pursuant to which we granted SASS a worldwide, exclusive, fully paid-up, royalty-free license under certain IP owned or controlled by us that is necessary for the research, development or commercialization of the programs listed in the JV Agreement or any licensed product, including certain patents owned by us (the Licensed IP) to research, develop and commercialize products under the initial discovery and development stage programs listed in the JV Agreement and, upon our approval as required by the JV Agreement, products under other programs that SASS pursues (collectively, the Licensed Products) for the treatment, prevention or mitigation of sleep diseases in humans (the Field). SASS is obligated to use commercially reasonable efforts to obtain all registrations, regulatory approvals, license permits and consents necessary to research, develop and commercialize the Licensed Products and related Licensed IP and is solely responsible for all costs and expenses incurred in connection with such activities.

We are responsible for the prosecution and maintenance of the Licensed IP at our cost and expense. We may not assign, transfer or otherwise dispose of the patents issued in certain countries and licensed under the SASS License except with the prior written consent of SASS or as part of an assignment, transfer or other disposition permitted by the SASS License or in connection with our change of control. Before we abandon any of the Licensed IP or allow any Licensed IP to lapse, we must give SASS the opportunity to assume prosecution and maintenance of the relevant Licensed IP. SASS has the primary right to enforce the Licensed IP if the infringement relates exclusively to the Field, and we have the right, but not the obligation, to enforce the Licensed IP outside the Field or if SASS does not enforce the Licensed IP in the Field. Each party is obligated to assist the other party with such enforcement actions, and the enforcing party is liable for all costs and entitled to retain all benefits in connection with such actions except where any recoveries relate in part to the Field, in which case we are obligated to contribute an appropriate proportionate amount to SASS.

Pursuant to the SASS License, each of us and SASS are entitled to file patent applications in respect of any improvements made by or on behalf of the relevant party. In addition, SASS granted to us a worldwide, non-exclusive, royalty-free license (with the right to grant sublicences) for any improvements made by or on behalf of SASS for use outside of the Field.

Under the terms of the SASS License and subject to certain other restrictions, SASS may grant sublicenses to third parties upon our prior written approval.

The SASS License remains in effect until the earlier of (a) expiration or termination of the JV Agreement, (b) the termination of development of all of the programs initially licensed to SASS where no Licensed Product was actually developed or (c) the cessation of research, development and commercialization of all products subject to the SASS License. Each party may terminate the SASS License for the uncured material breach of the other party, in the event of bankruptcy or insolvency of the other party, or as otherwise specified therein. In addition, we may terminate the SASS License if SASS challenges our right, title and interest in, or the validity of our Licensed IP.

The SASS License also contains customary representations and warranties, confidentiality, and indemnification provisions.

Master Services Agreement with SASS

In November 2023, simultaneously with the execution of the JV Agreement, we entered into a master services agreement with SASS (the SASS MSA), pursuant to which we may provide to SASS a broad range of services on a task-by-task basis and on the terms and conditions set forth in the SASS MSA and in accordance with each applicable work order under the SASS MSA. The services provided under each work order may include, but are not limited to the discovery of novel compounds, preclinical research, formulation development, manufacturing and process development services, clinical development and project management, and other related services as may be separately negotiated and agreed to by the parties and set forth in the relevant work order. SASS will own all right, title and interest in and to any data generated or obtained in connection with the SASS MSA, and any other intellectual property arising from services conducted under the SASS MSA that are (a) directed to the composition or use of any product under a program conducted under the JV Agreement or any process, method or procedure related solely to any such product, or (b) otherwise related exclusively to the research, development and commercialization activities contemplated under the JV Agreement. Excluding the foregoing data and other intellectual property, we retain ownership of all intellectual property, including improvements, made or conceived in connection with the services provided under the SASS MSA and grant a non-exclusive, royalty-free license to SASS and its subcontractors to use such intellectual property as necessary for receipt and use of such services.

Under the terms of the SASS MSA, and subject to certain other restrictions, as may be set forth in the relevant work order, we may freely subcontract any part of the services provided to SASS, subject in some cases to the prior written consent of SASS.

As compensation for our services under the SASS MSA and the relevant work order, SASS is required to pay us in accordance with the budget set forth in the SASS MSA, or as otherwise agreed to in the relevant work order.

The SASS MSA remains in effect until we no longer own any equity interests or other control of SASS, provided that the SASS MSA will remain in effect until the earlier of completion or termination of any work order that is not complete as of the expiration or termination of the SASS MSA. In addition, the parties may terminate the SASS MSA at any time by mutual written consent or for the uncured material breach of the other party or in the event of bankruptcy or insolvency or as otherwise specified therein. Any termination or expiration of the SASS MSA will not affect any rights or obligations under the SASS MSA which have accrued prior thereto.

The SASS MSA also contains customary representations and warranties, confidentiality, and indemnification provisions.

Right of First Negotiation Agreement

In November 2023, we entered into a Right of First Negotiation Agreement with Shionogi (the ROFN Agreement). Pursuant to the ROFN Agreement, we granted Shionogi a right of first negotiation over certain product candidates (each, a ROFN Program) in consideration for a lump sum cash payment equal to $37.5 million. Pursuant to the ROFN Agreement, during the term of SASS, we may not seek or enter into any form of sale of, or partnership, out-license, collaboration, other means of monetization or commercialization or any transaction designed to achieve a similar economic outcome with respect to any of the foregoing (each, a Sale or Partnering Transaction) or directly or indirectly, solicit, encourage or otherwise facilitate any inquiries or the making of any offer or proposal by a third party or provide any third party with any information in respect of a given ROFN Program, other than in connection with a change of control of Apnimed, without first complying with a detailed, time-limited offer and negotiation process with Shionogi. Further, we are responsible for the prosecution and maintenance of the in-scope intellectual property for each ROFN Program at our cost and expense.

The offer and negotiation process for a ROFN Program is triggered upon us giving notice to Shionogi after such ROFN Program achieves a defined development goal and may also be triggered by us if (a) we decide to seek any Sale or Partnering Transaction in respect of such ROFN Program or (b) we receive an unsolicited offer from a third party to engage in any Sale or Partnering Transaction. Shionogi also has a one-time right to initiate such offer and negotiation process with respect to a given ROFN Program by giving us written notice.

The offer and negotiation process, including all relevant time periods, varies depending on whether such process is triggered by achievement of the development goal, our desire to seek a Sale or Partnering Transaction, our receipt of unsolicited offer to engage in a Sale or Partnering Transaction or Shionogi initiating the process. The permitted end results of an offer and negotiation process with respect to a ROFN Program are limited to (1) engaging in a Sale or Partnering Transaction with Shionogi (which may be effected by contributing such ROFN Program to SASS in consideration for 50% of the purchase price to be paid in respect of such ROFN Program), except that if the offer and negotiation process is initiated by Shionogi, Shionogi retains its rights of first negotiation in respect of such ROFN Program if, by the completion of the negotiation period initiated by Shionogi, we have not provided notice to Shionogi regarding the occurrence of an event that would otherwise have triggered an offer and negotiation period, (2) engaging in a Sale or Partnering Transaction with a third party who made an unsolicited offer, except that if a permitted negotiation with a third party for a ROFN Program does not result in a consummated Sale or Partnering Transaction for such ROFN Program, then Shionogi’s right of first negotiation shall still apply to such ROFN Program or (3) Apnimed being free to engage in a Sale or Partnering Transaction with any third party including through an auction process. The ROFN Agreement does not grant Shionogi any right of first refusal or right to match in respect of third party offers.

Master Clinical Services Agreement with Syneos

In May 2023, we entered into a Master Clinical Services Agreement with Syneos Health, LLC (Syneos) (the Syneos MSA). Pursuant to the Syneos MSA and the work orders thereunder, Syneos and its affiliates perform clinical trial services (including, among other things, site and investigator selection, study design, clinical monitoring and site management, data management, pharmacovigilance and production of final clinical study reports) for certain of our clinical trials in accordance with applicable regulations. The Syneos MSA may be terminated by either party for a breach by the other party that is not remedied within the applicable cure period, if the other party is subject to an insolvency event, if the other party breaches the Foreign Corrupt Practices Act (FCPA) warranty under the Syneos MSA or upon the occurrence of certain events that may disrupt the integrity of an ongoing clinical trial or jeopardize the safety of patients involved in such trial. We may unilaterally terminate the Syneos MSA or any work orders thereunder for any reason upon 60 days’ advanced written notice to Syneos, subject to applicable termination costs under any active work orders pursuant to their terms. Syneos is currently providing services to us in connection with LunAIRo and SynAIRgy and the OLE that allows patients to extend their treatment following completion of either Phase 3 protocol. Iin 2023 we paid $13.6 million to Syneos under the Syneos MSA. Additionally, we are obligated to indemnify, defend and hold harmless Syneos and its Affiliates, subcontractors and agents, as applicable, against all liabilities, damages, losses and expenses incurred by or imposed upon such entities in connection with the administration or use of any products or procedures subject of the clinical services conducted under the Syneos MSA, or any intellectual property infringement claims arising out of such products or procedures or related to intellectual property owned or licensed to us and used in the services provided by Syneos under the Syneos MSA (except to the extent caused by Syneos’s breach of the Syneos MSA or its negligence, recklessness or willful misconduct). There is no limit on the liability arising from our foregoing indemnification obligations under the Syneos MSA. The Syneos MSA also contains customary representations and warranties, confidentiality, insurance, audit and other indemnification provisions.

Manufacturing

We do not own or operate any manufacturing facilities. We rely and expect to continue to rely for the foreseeable future, on contract manufacturing organizations (CMO) to produce AD109 for clinical testing, any future trials and commercialization of AD109 and any other product candidates, if approved. We have manufacturing and supply agreements with our CMOs for the manufacture of AD109, including work related to the synthesis of the active pharmaceutical ingredient (API) for future use, as well as the manufacturing of drug product for ongoing Phase 3 clinical trials and for future use. We require our CMOs to conduct manufacturing activities in compliance with current good manufacturing practice (cGMP), requirements and our quality agreements. We have assembled a team of experienced employees and external consultants to provide the necessary technical, quality, and regulatory oversight over our CMOs and have implemented compliance procedures for audits of our CMOs.

In the future, if any of our product candidates are approved, we plan to enter into additional agreements with CMOs to support commercial scale production, but we do not have any formal agreements at this time. We plan to implement formal commercial supply agreements with all of our API and drug product suppliers prior to a New Drug Application (NDA) filing. We have qualified primary and secondary suppliers for each of our API components of AD109, which have demonstrated adequate scale for our commercial supply needs and utilized these suppliers in our pre-commercial clinical studies supply program. We have also evaluated the commercial capabilities of our CMO and plan to introduce redundancy to support drug product commercialization. If needed, we believe we can identify and establish additional CMOs to provide API and finished drug product without significant disruption to our business or clinical development timelines.

Sales and Marketing

We are focused on the discovery and development of our drug candidates.

At present, we do not have the sales, marketing or distribution capabilities necessary to commercialize any approved drug candidates, but have begun the process of building our Commercial leadership team and go-to-market strategy. We intend to conduct OSA disease awareness and education campaigns to prime and develop the market with key stakeholders. If AD109 is approved by the FDA, we intend to commercialize it in the United States, and we may enter into distribution or licensing arrangements for commercialization rights for other regions to maximize the worldwide commercial potential. With respect to AD109, we currently intend to build a specialty sales force to engage healthcare providers who have demonstrated a history of diagnosing and treating people with OSA. We also intend to deploy modern targeted omnichannel marketing capabilities to further educate and activate healthcare professionals and people living with OSA. We expect that the introduction of a novel oral therapy like AD109 will increase the size of the addressable patient population and we expect that, over time, this will influence and alter the scope of our commercialization plans. It is possible that we will also partner with a larger pharmaceutical partner, to maximize patient coverage in the United States and to support global expansion. Members of our management team and Board have significant experience leading the development, launch and commercialization of a number of other successful drugs, including blockbusters such as Gardasil, Spiriva, Advair, Jardiance, Farxiga, Abilify, Trelegy, and Nurtec ODT.

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States including, but not limited to, Australia, Canada, China, Europe, Japan, and South Korea, related to our proprietary technology, inventions, improvements, and our product candidates that are important to the development and implementation of our business. We will also seek to rely on regulatory protection such as data exclusivity, market exclusivity and patent term extensions where available.

Patents

As of June 12, 2024, we own, co-own, or have an exclusive license to 25 patent families that collectively contain two issued U.S. patents, 25 issued foreign patents, three pending U.S. provisional applications, four pending PCT international patent applications, 18 pending non-provisional U.S. patent applications, and 196 pending patent applications in foreign jurisdictions. The patents and patent applications have claims relating to our current product candidate AD109, other pipeline combinations, and additional potential therapies.

AD109

We have exclusively licensed patent rights from BWH that support AD109 and other programs. The issued BWH-licensed U.S. patent is US 11,123,313 B2, which claims methods of treating conditions associated with pharyngeal airway collapse in a subject in a non-fully conscious state, such as obstructive sleep apnea, using a norepinephrine reuptake inhibitor in combination with a muscarinic receptor antagonist. US 11,123,313 B2 currently has an expiration date of June 1, 2038, including 36 days of patent term adjustment (PTA), and may be eligible for additional extension of term based on patent term extension (PTE) under 35 U.S.C. § 156. As of June 12, 2024, our BWH-licensed patent portfolio relating to AD109 includes one issued U.S. patent, one pending U.S. continuation application, 22 issued foreign patents, and 35 pending foreign applications, with expected expiration dates not earlier than 2038, subject to any extensions of term.

We have also filed our own patent applications related to AD109. As of June 12, 2024, our Apnimed-owned patent portfolio related to AD109 compositions and methods of use includes one issued U.S. patent, one pending U.S. continuation application, two issued foreign patents and 22 pending foreign applications, with expected expiration dates not earlier than 2039, subject to any extensions of term. The issued U.S. patent is US 11,911,351 B2, which claims methods of treating conditions associated with pharyngeal airway collapse, such as obstructive sleep apnea, using a combination of atomoxetine and substantially enantiomerically pure aroxybutynin, which are the active pharmaceutical ingredients in AD109. US 11,911,351 B2 currently has an expiration date of October 11, 2040, including 620 days of patent term adjustment (PTA), and may be eligible for additional extension of term based on patent term extension (PTE) under 35 U.S.C. § 156. As of June 12, 2024, our Apnimed-owned patent portfolio related to AD109 also includes a patent family related to polymorphs of aroxybutynin, including the polymorphic form of aroxybutynin in AD109; this patent family includes one pending U.S. application and 29 pending foreign applications. As of June 12, 2024, our Apnimed-owned patent portfolio also includes a patent family related to aroxybutynin D-malate, which may be used in a process for making aroxybutynin; this patent family includes one pending U.S. application and six pending foreign applications.

Other Research Program Patents

With regard to our other licensed patents (i.e., not related to AD109), as of June 12, 2024, we are the exclusive licensee of two additional patent families from BWH, under the BWH License, related to other pipeline and potential therapies and products related to treatment of sleep apnea and other sleep diseases, including a family with one issued foreign patent (in India) and 22 pending applications (U.S. and foreign) and a family with one pending U.S. application. The families were both filed in 2020 (with priority date in 2019) and therefore are both expected to expire in 2040, absent any potential term extensions.

With regard to our other Apnimed-owned patents (i.e., not related to AD109), as of June 12, 2024, we have filed and wholly own patent applications in 17 different patent families related to other pipeline and potential therapies and products related to treatment of sleep apnea and other sleep diseases. The 17 patent families are in various stages of prosecution, including two pending provisional applications, four pending PCT applications, and over 65 pending U.S. and foreign non-provisional applications. The families were filed between 2019 and 2024 (with priority dates between 2018 and 2024) and are expected to expire between 2039 and 2045, absent any potential term extensions.

With regard to patent applications owned by SASS or licensed to SASS by Apnimed, we recently filed, in June 2024, a U.S. provisional patent application, which is owned by SASS, and which is directed to certain combination therapies for treating sleep apnea and other sleep diseases. We have also filed a family of patent applications related to the combination of a mineralocorticoid antagonist (e.g., spironolactone) with a norepinephrine reuptake inhibitor and use thereof for treating sleep apnea, which is exclusively licensed to SASS. As of June 12, 2024, this patent family includes one pending U.S. patent application and 27 pending foreign patent applications, with expected expiration dates not earlier than 2042, subject to any extensions of term.

Patent Term

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the United States Patent and Trademark Office (the USPTO) delay in issuing the patent, as well as a portion of the term effectively lost as a result of the FDA regulatory review period, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. Only one U.S. patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when our products receive marketing approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment that such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.” The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Furthermore, we rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, employees and consultants and invention assignment agreements with our employees. We also have confidentiality agreements or invention assignment agreements with our collaborators and consultants. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Third-Party Rights

Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses or cease certain activities. Our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future product candidates may have an adverse impact on us. If third parties have prepared and filed patent applications prior to March 16, 2013 in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO, to determine priority of invention. Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. For more information, please see “Risk Factors — Risks Related to Intellectual Property.”

Government Regulation and Product Approval

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries, including Canada and member states of the EU impose requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Government Regulation of Drug Products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (FDCA) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice (GLP) regulations;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board (IRB) at each clinical site before each trial may be initiated;

•

Performance of adequate and well-controlled human clinical trials in accordance with current Good Clinical Practices (cGCP), requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	Submission to the FDA of an NDA, including payment of application user fees;

•	A determination by the FDA within 60 days of its receipt of an NDA to accept the marketing application for review;

•	Satisfactory completion of an FDA advisory committee review, if applicable;

•

Satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current Good Manufacturing Practice (cGMP), requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	Satisfactory completion of FDA audits of clinical trial sites to assure compliance with cGCPs and the integrity of the clinical data; and

•	FDA review and approval of the NDA.

Preclinical Studies

Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as in vitro and animal studies to assess potential safety and efficacy. The conduct of preclinical studies is subject to federal regulations and requirements, including good laboratory practice regulations for safety/toxicology studies.

An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin in the United States. Some preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to initiate.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with cGCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it is initiated at that institution. The IRB also must review and approve the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completion.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health (NIH) for public dissemination on their www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government. The NIH’s Final Rule on ClinicalTrials.gov registration and reporting requirements became effective in 2017, and both the NIH and FDA recently signaled the government’s willingness to begin enforcing those requirements against non-compliant clinical trial sponsors.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval on an NDA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if SAEs occur. Written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

Phase 1, Phase 2 and Phase 3 trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug does not undergo unacceptable deterioration over its shelf life.

Expanded Access to an Investigational Drug for Treatment Use

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational products for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere with initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.

There is no obligation for a sponsor to make its drug products available for expanded access; however, as required by the 21st Century Cures Act (Cures Act) passed in 2016, if a sponsor has a policy regarding how it responds to expanded access requests, it must make that policy publicly available. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 trial; or 15 days after the investigational drug or biologic receives designation as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under FDA expanded access program. There is no obligation for a manufacturer to make its investigational products available to eligible patients as a result of the Right to Try Act.

Combination Rule for Fixed-Dose Combination Products

Under the combination rule, the FDA may not file or approve an NDA for a fixed-dose combination product unless each component of a proposed drug product is shown to make a contribution to the claimed effects and the dosage of each component (amount, frequency, duration) is safe and effective for the intended population. To satisfy these requirements, the FDA typically requires a clinical factorial study, designed to assess the effects attributable to each drug in the combination product. This is particularly true when the ingredients are directed at the same sign or symptom of the disease or condition.

The FDA has accepted a variety of approaches to satisfy the combination rule. In December 2015, the FDA proposed regulations that would allow the agency to waive the requirements of the combination rule for certain drug products under particular circumstances. The FDA has not, to date, finalized these regulations, but the FDA has stated that factorial studies may be unethical (e.g., omitting a drug known to improve survival) or impractical (there may be too many components to conduct a factorial study, meaning the trial cannot be conducted). The FDA has also stated that it may be possible to use other types of clinical and nonclinical data and mechanistic information available to demonstrate the contributions of the individual active ingredients to the effect of the combination.

Similar requirements may be imposed on us by the European Medicines Agency (EMA) in the EU and comparable regulatory authorities in other jurisdictions.

NDA Submission and Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. The FDA will initially review an NDA for completeness before it accepts it for “filing.” Under the FDA’s procedures, the agency has 60 days from its receipt of the NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that the application is sufficiently complete to permit substantive review. Under the Prescription Drug User Fee Act (PDUFA), guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA, for a new molecular entity to review and act on the submission, and six months from the filing date of a new molecular entity NDA with priority review. Accordingly, this review process typically takes 12 months and eight months, respectively from the date the NDA is submitted to the FDA. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective for its intended use(s), with the latter determination being made on the basis of substantial evidence. This finding can be substantiated based on two adequate and well-controlled studies, or in certain circumstances on a single, large, multicenter, adequate and well-controlled study that is very persuasive or from a single adequate and well-controlled study together with confirmatory evidence. FDA regulations and guidance also allow for greater flexibility and tolerance for uncertainty in the context of rare and fatal diseases. The FDA also assesses whether the facility in which the product is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

In addition, under the Pediatric Research Equity Act of 2003, as amended (PREA), certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A sponsor who is planning to submit a marketing application for a drug that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration must submit an initial Pediatric Study Plan within 60 days of an end-of-Phase 2 meeting or, if there is no such meeting, as early as practicable before initiation of the Phase 3 or Phase 2/3 study. The initial Pediatric Study Plan must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the Pediatric Study Plan. A sponsor can submit amendments to an agreed-upon initial Pediatric Study Plan at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials and/or other clinical development programs. PREA does not apply to a drug for an indication for which orphan drug designation has been granted.

The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

The FDA may refer an application for a novel drug or a drug that presents difficult questions of safety or efficacy to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. The FDA may refer AD109 for an advisory committee panel.

The FDA also may require the submission of a Risk Evaluation and Mitigation Strategy (REMS) if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug. A REMS may include one or more elements, including medication guides, physician communication plans, patient package insert and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without a REMS, if required.

Before approving a NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with cGCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for FDA to reconsider the application. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

505(b)(2) NDA Approval Process

Section 505(b)(2) of the FDCA provides an alternate regulatory pathway for the FDA to approve a new product and permits reliance for such approval on published literature or an FDA finding of safety and effectiveness for a previously approved drug product. Specifically, Section 505(b)(2) permits the filing of an NDA where one or more of the investigations relied upon by the applicant for approval were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Typically, Section 505(b)(2) applicants must perform additional trials to support any changes from the previously approved drug and to further demonstrate the new product’s safety and effectiveness. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug product intended to treat a rare disease or condition, which is generally a disease or condition that affects either (i) fewer than 200,000 individuals in the U.S., or (ii) more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making the product available in the U.S. for this type of disease or condition will be recovered from sales of the product. A company must request orphan drug designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product is entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications to market the same product for the same indication for seven years, except in certain limited circumstances. If a drug designated as an orphan drug ultimately receives marketing approval for an indication broader than what it was designated for, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan drug has exclusivity. U.S. lawmakers have also recently raised the possibility that regulatory or legislative changes might need to be made to the Orphan Drug Act to foster competition. This includes the introduction of legislation that, if adopted into law, would require us to demonstrate to the FDA that any orphan products we develop would be economically unviable when facing competition to maintain our exclusivity.

Expedited Development and Priority Review Programs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track Designation, Breakthrough Therapy Designation, Priority Review Designation and accelerated approval, and the purpose of these programs is to either expedite the development or review of important new drugs to get them to patients earlier than under standard FDA development and review procedures.

The FDA has a FastTrack program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track Designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast Track Designation applies to both the product and the specific indication for which it is being studied. The sponsor can request the FDA to designate the product for Fast Track status any time before receiving NDA approval, but ideally no later than the pre-NDA meeting. Fast Track Designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for rolling review once a marketing application is filed, meaning that the agency may review portions of the marketing application before the sponsor submits the complete application, as well as priority review, discussed below.

Additionally, a drug may be eligible for designation as a breakthrough therapy if the product is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. The benefits of Breakthrough Therapy Designation include the same benefits as Fast Track Designation, as well as intensive guidance from the FDA to ensure an efficient drug development program. A product may also be eligible for priority review if it treats a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review and to shorten the FDA’s goal for taking action on an NDA for a new molecular entity from ten months to six months from the date of filing.

A product may also be eligible for accelerated approval if it treats a serious or life-threatening disease or condition, generally provides a meaningful advantage over available therapies and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality (IMM) that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of accelerated approval, the FDA may require that a sponsor perform adequate and well-controlled post-marketing confirmatory trials with due diligence and, under the Food and Drug Omnibus Reform Act of 2022 (FDORA), the FDA is now permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date accelerated approval is granted. Under FDORA, the FDA also has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires, unless otherwise informed by the agency, pre-approval of promotional materials for products considered for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Fast Track Designation, Breakthrough Therapy designation and Priority Review designation do not change the standards for approval, but may expedite the development or review process. Drugs granted accelerated approval also must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

U.S. Non-patent Exclusivity

Data exclusivity provisions under the FDCA can delay the submission or the approval of certain follow-on applications. The FDCA provides a five-year period of data exclusivity within the U.S. to the first applicant to gain approval of an NDA for a new chemical entity (NCE). A drug is an NCE if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA for a generic version of the drug or a 505(b)(2) NDA for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, such a follow-on application may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The FDA has previously taken the position that NCE exclusivity is not available for fixed-dose combination products if one of the active moieties in the combination product had been previously approved in a drug product. In October 2014, however, the FDA reversed that position when it issued final guidance stating that an application for a fixed-dose combination product will be eligible for 5-year NCE exclusivity if it contains a drug substance with a single, new active moiety, even if the fixed-combination also contains a drug substance with a previously approved active moiety.

The FDCA also provides three years of market exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity period covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving follow-on applications that do not reference the protected clinical data. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of regulatory market exclusivity in the U.S. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods for all formulations, dosage forms, and indications of the active moiety and patent terms. This six-month exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

Post-approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There are continuing, annual user fee requirements for any marketed products.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

FDA regulations require that products be manufactured in specific facilities and in accordance with cGMP regulations which require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs, including those supply products, ingredients and components thereof, are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. In addition, the Drug Supply Chain Security Act (DSCSA) was enacted in 2013 with the aim of building an electronic system to identify and trace certain prescription drugs and biologics distributed in the United States. The DSCSA mandates phased-in and resource-intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that culminated in November 2023. The FDA established a one-year stabilization period from November 2023 to November 2024 for trading partners to continue to build and validate interoperable systems and processes to meet certain requirements of the DSCSA. The law’s requirements include the quarantine and prompt investigation of a suspect product, to determine if it is illegitimate, notifying trading partners and the FDA of any illegitimate product, and compliance with product tracking and tracing requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market, such as if, based on new evidence of clinical experience not contained in the application or not available to the FDA until after the application was approved, there is a lack of substantial evidence that the approved product will have the effect it is purported or represented to have under the conditions of use prescribed, recommended, or suggested in its labeling. Sponsors may also voluntarily withdrawal their approved products from the market for similar reasons. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical trials;

•	Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or withdrawal of product approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; and

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted by a manufacturer and any third parties acting on behalf of a manufacturer only for the approved indications and in a manner consistent with the approved label for the product. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Review and Approval of Medicinal Products in the European Union

In order to market any product outside of the United States, we must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others. Specifically, however, the process governing approval of medicinal products in the EU, generally follows the same lines as in the U.S. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application (MAA) and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval

In April 2014, the European Union (EU) adopted the new Clinical Trials Regulation, (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The Clinical Trials Regulation is directly applicable in all EU Member States meaning no national implementing legislation in each EU Member State is required. The Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial is required to submit a single application for approval of a clinical trial to a reporting EU Member State through an EU Portal. The submission procedure is the same irrespective of whether the clinical trial is to be conducted in a single EU Member State or in more than one EU Member State.

Marketing Authorization

To obtain a marketing authorization for a medicinal product in the EU, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid throughout the EU, and in the additional Member States of the European Economic Area (i.e. Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines), and products with a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions, and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Data and Market Exclusivity

In the EU, innovative medicinal products approved on the basis of a complete and independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity. Data exclusivity, if granted, prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator’s pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the EU, during a period of eight years from the date on which the reference product was first authorized in the EU. During an additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained marketing authorization based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

The aforementioned EU rules are generally applicable in the European Economic Area (EEA), which consists of the EU Member States, as well as Norway, Liechtenstein and Iceland.

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission’s legislative proposals are approved (with or without amendment), they will be adopted into EU law.

U.S. Medical Device Regulations

General Requirements

We are developing a wearable medical device for monitoring OSA, which will be subject to ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act (the FDCA) and its implementing regulations, as well as other federal and state regulatory bodies in the U.S. and comparable authorities in other countries under other statutes and regulations. These laws and regulations govern, among other things, product design and development, preclinical and clinical testing, manufacturing, packaging, labeling, storage, recordkeeping and reporting, clearance or approval, marketing, distribution, promotion, import and export and post-marketing surveillance. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as issuance of warning letters, import detentions, civil monetary penalties and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

In the U.S., medical devices considered to be moderate to high risk by FDA generally require premarket review and marketing authorization from the FDA prior to commercial distribution. The primary types of FDA marketing authorization applicable to a medical device are clearance of a premarket notification (also called 510(k) clearance), approval of a premarket approval application (PMA), or grant of a de novo request for classification, or de novo grant. Each 510(k), PMA, or de novo request must be accompanied by a user fee, although the fee may be waived under certain circumstances.

Any medical device product candidate we seek to commercially distribute in the U.S. will require either a prior de novo classification grant, 510(k) clearance, unless it is exempt, or a PMA from the FDA under its medical device authorities.

510(k) Clearance Process

Under the FDCA, medical devices are classified into one of three classes – Class I, Class II or Class III – depending on the degree of risk associated with the device and the level of control necessary to provide reasonable assurance of safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations referred to as General Controls, which require compliance with the applicable portions of FDA’s Quality System Regulation (QSR), facility registration and device listing, reporting of adverse events and malfunctions, which is referred to as medical device reporting, and appropriate, truthful and non-misleading labeling and promotional materials. Most Class I devices are exempt from the premarket notification requirements.

Class II devices are those that are subject to General Controls, as well as Special Controls, which can include performance standards, specialized labeling and post-market surveillance. Most Class II devices are subject to the premarket notification requirements.

To obtain 510(k) clearance, a manufacturer must submit a premarket notification (510(k)) to the FDA and demonstrate to the FDA’s satisfaction that the proposed device is “substantially equivalent” to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. The previously cleared device is known as a predicate device. A proposed device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and does not raise different questions of safety and effectiveness, and the information submitted to the FDA that the device is substantially equivalent to the predicate device contains information that demonstrates that the proposed device is as safe and effective as a legally marketed device.

Before the FDA will accept a 510(k) for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability to ensure that the 510(k) is administratively complete. The acceptance review, which occurs prior to the substantive review, is generally conducted and completed within 15 calendar days of the FDA receiving the 510(k). If the FDA determines that the 510(k) is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. The 510(k) submitter must submit the requested information within 180 days before the FDA will proceed with additional review of the submission. As specified in FDA’s Medical Device User Fee Amendments of 2022 (MDUFA V) commitment letter, which defines performance goals for the FDA for fiscal years 2023 through 2027, the FDA aims to review and issue a determination on most 510(k)s within 90 FDA Days, although clearance often takes longer in practice. “FDA Days” are those calendar days when a submission is considered to be under review at the FDA for submissions that have been accepted or filed, as applicable. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, for example, due to a finding of a lack of a predicate device, or that the proposed device has a new intended use or different technological characteristic that raise different questions of safety or effectiveness when the proposed device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo process.

Alternatively, if the FDA determines that the information provided in a 510(k) is insufficient to demonstrate substantial equivalence to the predicate device, the FDA generally identifies the specific information that is needed so that the FDA may complete its evaluation of substantial equivalence, and such information may be provided by the 510(k) sponsor within the time allotted by the FDA or in a new 510(k) should the original 510(k) be withdrawn.

If the FDA agrees that the proposed device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance, or depending on the modification, PMA approval. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer. Many minor modifications are accomplished by a “letter to file” in which the manufacturer documents the rationale for the change and why a new 510(k) is not required. However, the FDA may review such letters to file to evaluate the regulatory status of the modified device at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties for marketing a modified device without the requisite 510(k) clearance or PMA approval.

De Novo Classification Process

For novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device, a manufacturer may request a risk-based classification determination, called a “Request for Evaluation of Automatic Class III Designation,” for the device in accordance with de novo classification process. This procedure allows a de novo requester whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. A requestor may submit a de novo request for classification after receiving a “not substantially equivalent” determination in response to a 510(k) submission. Alternatively, a requestor may submit a de novo request absent the submission of a 510(k) when the sponsor determines that there is no legally marketed device upon which to base a determination of substantial equivalence. Under the FDCA, FDA must make a classification determination for the device that is the subject of a de novo request within 120 days of receipt of the request. However, as specified in FDA’s MDUFA V commitment letter, the FDA’s goal is to make a decision on most de novo requests within 150 FDA Days, although in practice the FDA’s review may take significantly longer. During the pendency of FDA’s review, the FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the de novo requestor does not provide the requested information within 180 calendar days, the FDA will consider the de novo request to be withdrawn.

The FDA may reject the de novo request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that General Controls would be inadequate to control the risks and Special Controls cannot be developed. In the event the FDA determines that the data and information submitted demonstrate that General Controls or General and Special Controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the de novo request and a classification regulation will be established for the device type. When the FDA grants a de novo request for classification, the device is granted marketing authorization and can further serve as a predicate device for a future 510(k) by any person for future devices of that type.

PMA Process

Class III devices include devices deemed by FDA to pose the greatest risk, such as life-supporting or life- sustaining devices, or implantable devices, in addition to those deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. With few exceptions for certain types of devices classified into Class III that were in commercial distribution in the U.S. before May 28, 1976, Class III devices are subject to the PMA process, which is generally more costly and time consuming than the 510(k) process. The PMA process requires proof of safety and effectiveness of the device to the FDA’s satisfaction.

After a PMA is submitted, the FDA has 45 days to determine whether the application is sufficiently complete to permit a substantive review and thus whether the FDA will file the application for review. Under the FDCA, the FDA has 180 days to review a filed PMA, although the review of an application generally occurs over a significantly longer period of time and can take up to several years. During this review period, the FDA may request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. Although the FDA is not bound by the advisory panel decision, the panel’s recommendations are important to the FDA’s overall decision making process. In addition, the FDA may conduct a preapproval inspection of the manufacturing facility to ensure compliance with QSR requirements. The agency also may inspect one or more clinical sites to assure compliance with FDA’s regulations.

Upon completion of the PMA review, the FDA may: (i) approve the PMA which authorizes commercial marketing with specific prescribing information for one or more indications, which can be more limited than those originally sought; (ii) issue an approvable letter which indicates the FDA’s belief that the PMA is approvable and states what additional information the FDA requires, or the post-approval commitments that must be agreed to prior to approval; (iii) issue a not approvable letter which outlines steps required for approval, but which are typically more onerous than those in an approvable letter, and may require additional clinical trials that are often expensive and time consuming and can delay approval for months or even years; or (iv) deny the application. If the FDA issues an approvable or not approvable letter, the applicant has 180 days to respond, after which the FDA’s review clock is reset.

Approval by the FDA of original PMAs or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an original PMA, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA and may or may not require as extensive clinical data or the convening of an advisory panel.

Exempt Devices

If a manufacturer’s device falls into a generic category of Class I or Class II devices that FDA has exempted by regulation, a premarket notification is not required before marketing the device in the U.S. Manufacturers of such devices are required to comply with FDA’s General Controls, including FDA’s establishment registration and device listing requirements. Some 510(k)-exempt devices are also exempt from QSR requirements, except for the QSR’s complaint handling and recordkeeping requirements.

Clinical Trials

Clinical trials are almost always required to support a PMA or de novo request and are sometimes required for a 510(k). For significant risk devices, the FDA regulations require submission of an application for an investigational device exemption (IDE) to the FDA prior to commencement of a human clinical investigation. A nonsignificant risk device does not require the submission of an IDE application; however, the clinical trial must still be conducted in compliance with certain requirements of FDA’s IDE regulations. An IDE application is considered approved 30 calendar days after it has been received by the FDA, unless the FDA informs the sponsor prior to the 30 days that the IDE is approved, approved with conditions, or disapproved.

An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must also include a description of product manufacturing and controls, and a proposed clinical trial protocol. The FDA typically grants IDE approval for a specified number of patients to be treated at specific study centers. The FDA’s approval of an IDE allows clinical testing to go forward but does not bind the FDA to accept the results of the trial as sufficient to prove the device’s safety and efficacy, even if the trial meets its intended success criteria.

During the study, the sponsor must comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting and recordkeeping. The investigators must rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with all reporting and recordkeeping requirements. These IDE requirements apply to all investigational devices, whether considered a significant or nonsignificant risk.

Clinical trials must further comply with the FDA’s regulations for approval by an IRB and for informed consent and other human subject protections. The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial subjects. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Information about certain clinical trials must be submitted within specific timeframes for public dissemination on the ClinicalTrials.gov website. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant clearance or approval of a device.

Post-Market Regulation

After a device is placed on the market, numerous regulatory requirements apply. These include:

•	Establishment registration and device listing;

•	Compliance with FDA’s QSR requirements;

•	Labeling regulations;

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Medical device reporting regulations, which, for example, require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

•	Voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health; and

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Corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require manufacturers of certain devices to conduct post-market surveillance studies or order such manufacturers to establish and maintain a system for tracking their devices through the chain of distribution to the patient level. The FDA enforces regulatory requirements, such as those set forth in the QSR, by conducting periodic, unannounced inspections and market surveillance.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

•	warning letters or untitled letters that require corrective action;

•	fines, injunctions and civil penalties;

•	recall or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	withdrawing PMA approvals already granted; and

•	criminal prosecution.

Labeling and promotional activities are subject to scrutiny by FDA and, in certain circumstances, by the Federal Trade Commission. Medical devices approved or cleared by FDA may not be promoted for unapproved or uncleared uses, otherwise known as “off-label” promotion. FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including substantial monetary penalties and criminal prosecution.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we may receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement for our products from third-party payors, such as government healthcare programs (e.g., Medicare, Medicaid), managed care providers, private health insurers, health maintenance organizations, and other organizations. These third-party payors decide which medications they will pay for and will establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for patients depending on government or commercial insurance to pay for the costs of prescription medications and other medical products.

In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (CMS), an agency within the U.S. Department of Health and Human Services (HHS). CMS decides whether and to what extent products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree.

Factors payors consider in determining reimbursement are based on whether the product is:

•	A covered benefit under its health plan;

•	Safe, effective and medically necessary;

•	Appropriate for the specific patient;

•	Cost-effective; and

•	Neither experimental nor investigational.

Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from third-party payors, including government healthcare programs (e.g., Medicare, Medicaid), managed care providers, private health insurers, health maintenance organizations, and other organizations. Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved.

While we believe that AD109, if approved, will offer a first-in-class treatment for obstructive sleep apnea, a chronic disease that requires long-term management but with limited treatment options, and therefore offer a cost-effective option for third-party payors considering coverage of AD109, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

We have conducted market research to identify potential list pricing for AD109, if approved. Third-party payors, however, are increasingly challenging pharmaceutical prices and examining the medical necessity and cost- effectiveness of medical products and services, in addition to their safety and efficacy. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable regulatory approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. A decision by a third-party payor not to cover a product could reduce utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition.

Other U.S. Healthcare Laws

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of drug products for which we obtain marketing approval. Arrangements with third-party payors, healthcare providers and physicians, as well as patients and other third-parties, in connection with the clinical research, sales, marketing and promotion of products, once approved, and related activities, may expose a pharmaceutical manufacturer to broadly applicable fraud and abuse and other healthcare laws and regulations. In the U.S., these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below:

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The Anti-Kickback Statute (AKS), makes it illegal for any person or entity, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, that is intended to induce or reward, referrals including the purchase, recommendation, order or prescription of a particular drug for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. The AKS has been interpreted to apply to arrangements between therapeutic product manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the AKS is violated. In addition, the government may assert that a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act (FCA).

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The federal civil and criminal false claims laws, including the FCA, can be enforced by private citizens through “qui tam” or “whistleblower” actions, and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the federal False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Pharmaceutical and other healthcare companies have been, and continue to be, prosecuted under these laws, among other things, for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product and for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, off-label, and thus generally non-reimbursable, uses. Similar to the AKS, a person or entity does not need to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation.

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The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Like the AKS, the Patient Protection and Affordable Care Act (the ACA), amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates that perform services for them that involve the creation, use, receipt, maintenance or disclosure of individually identifiable health information, relating to the privacy, security and transmission of individually identifiable health information. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The federal Physician Payments Sunshine Act and its implementing regulations require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the Centers for Medicare and Medicaid Services (CMS) under the Open Payments Program, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), to certain non-physician providers such as physician assistants and nurse practitioners, and to teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

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Federal price reporting laws require manufacturers to calculate and report complex pricing metrics to government programs, where such reported prices may be used in the calculation of reimbursement and/or discounts on approved products.

•	Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers.

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Analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical business practices, including but not limited to, research, distribution, sales and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, commercialization of any drug product outside the U.S. will also likely be subject to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

U.S. Privacy Laws

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state and federal health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, and protection of health-related and other personal information. For example the California Consumer Privacy Act (CCPA) grants individual privacy rights for California consumers (as defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. Other U.S. states have also enacted or are considering similar omnibus privacy legislation and industry organizations regularly adopt and advocate for new standards in these areas. In addition, several states have passed more stringent regulation specific to consumer health data, such as Washington state’s My Health My Data Act. While many of these consumer privacy laws contain exceptions for certain activities involving PHI under HIPAA and for clinical trials conducted in accordance with federal regulations, as states and the federal government continue to legislate and regulate in the areas of privacy and cybersecurity, we will become subject to an increasingly complex landscape of regulation and risk, and we cannot yet determine the impact such current and future laws, regulations and standards may have on our business.

EU and UK Data Protection Legislation

To the extent we collect personal data from individuals outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data privacy and security laws, such as the EU’s General Data Protection Regulation 2016/679 (or EU GDPR) and other national data protection legislation in force in relevant EEA Member States, and the EU GDPR as it forms part UK law by virtue of section 3 of the EU (Withdrawal) Act 2018 (UK GDPR) (collectively with EU GDPR, the GDPR). Foreign privacy and data security laws impose significant and complex compliance obligations on entities that are subject to those laws. The GDPR imposes stringent requirements for controllers of personal data of persons in the EU and UK, including, for example, ensuring an appropriate legal basis or condition applies to the processing of personal data, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, such as health data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU and UK to third countries. Failure to comply with the requirements of the GDPR may result in fines of up to €20,000,000 (or £17.5 million in the UK) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

Current and Future U.S. Healthcare Reform Legislation

Payors, whether domestic or foreign, or governmental or private, are developing increasingly sophisticated methods of controlling healthcare costs and those methods are not always specifically adapted for new and innovative technologies, such as pharmaceutical products like AD109, which is a first-in-class oral pharmaceutical combination to treat OSA. In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell products profitably.

In particular, in 2010, ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; extended the Medicaid Drug Rebate program to utilization of prescriptions of individuals enrolled in Medicaid managed care organizations; subjected manufacturers to new annual fees and taxes for certain branded prescription drugs; created the Medicare Part D coverage gap discount program, in which manufacturers agree to provide 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and provided incentives to programs that increase the federal government’s comparative effectiveness research.

Since its enactment, there have been numerous judicial, administrative, executive, and legislative challenges to certain aspects of the ACA. For example, President Biden has issued multiple executive orders that have sought to reduce prescription drug costs. Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the Biden administration may reverse or otherwise change these measures, both the Biden administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

In addition, other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. The Budget Control Act of 2011 and subsequent legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Starting January 1, 2024, the American Rescue Plan Act of 2021 eliminated the statutory Medicaid drug rebate cap, which had been set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

The Inflation Reduction Act of 2022 (IRA) includes several provisions that impact pharmaceutical companies to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D; allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of a government regulation that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple orphan designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation that challenges the constitutionality of the IRA’s Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Employees and Human Capital

As of December 31, 2023, we had 30 full-time employees, 22 of whom were primarily engaged in research and development activities and six of our employees had an M.D. or Ph.D. degree. None of our employees is represented by a labor union and we consider our employee relations to be good.

Our human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards.

Facilities

Our headquarters are located in Cambridge, Massachusetts and consist of 4,500 square feet of office space rented under a five-year lease ending in January 2029. We do not have laboratory space. We believe that our facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in material legal proceedings or be subject to claims arising in the ordinary course of our business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

We are currently not party to any legal proceedings material to our operations or of which any of our property is the subject, nor are we aware of any such proceedings that are contemplated by a government authority. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors:

Name	Age	Position(s)
Executive Officers
Lawrence G. Miller, M.D.	71	Chief Executive Officer and Director
Regina M. Marek	55	Interim Chief Financial Officer
Ronald H. Farkas, M.D., Ph.D.	56	Chief Medical Officer
Dennis P. Molnar	55	President, Chief Operating Officer and Director
Graham Goodrich	50	Chief Commercial Officer
Barry Wohl	40	Chief Business Officer

Non-Employee Directors
Joseph Avellone, M.D.	75	Director
François Beaubien, Ph.D.	41	Director
Isaac Cheng, M.D.	49	Director
Chris Dimitropoulos	44	Director
Paul Fonteyne.	62	Director

Executive Officers

Lawrence G. Miller, M.D. founded Apnimed in 2017 and served as Chief Executive Officer and Chairperson of our board of directors since January 2018. Prior to founding Apnimed, he was co-founder, Chief Executive Officer and member of the board of directors at Macrolide Pharmaceuticals, Inc., a venture-backed startup developing novel antibiotics in the macrolide class of molecules. Dr. Miller has founded or co-founded nine life sciences/healthcare companies including HPR Inc., Avicenna Systems, PharMetrics, Inc., ImpactRx, Inc., Serenex, Inc., Optio Research, Inc., Tetraphase Pharmaceuticals, Inc., and Activate Networks, Inc., and has served as senior manager, CEO or Board member in each case. Two of these companies completed public offerings and seven were acquired. He also co-founded Mediphase Venture Partners, where he led investments in both private and public life sciences/healthcare companies, having served previously in a similar role at Hambrecht & Quist Capital Management, LLC. Dr. Miller has served on the board of Family Fiduciary Services, a private investment management company, since 2018. Dr. Miller received an A.B. from Harvard College, an MD from Harvard Medical School, and completed clinical training in internal medicine and pulmonary disease at the Massachusetts General Hospital. He is Board certified in Internal Medicine, Pulmonary Disease, and Clinical Pharmacology. We believe that Dr. Miller is qualified to serve on our board of directors due to the valuable experience he brings in his capacity as Chief Executive Officer, along with his extensive leadership experience in life science and healthcare companies.

Regina M. Marek joined Apnimed in January 2023 as Vice President of Finance and began serving as Interim Chief Financial Officer in March 2024. Prior to joining Apnimed, Ms. Marek served as President of RMM Consulting, LLC, a financial consulting firm, from August 2021 to December 2022, in which she provided financial reporting consulting services primarily to AADI Bioscience, Inc. (NASDAQ:AADI), a biopharmaceutical company. From August 2018 to August 2021, she worked at Aerpio Pharmaceuticals, Inc. (Aerpio), a biopharmaceutical company, and served as Vice President of Finance and Principal Financial and Accounting Officer in which she was responsible for managing the finance, accounting and reporting functions. Prior to her time at Aerpio, Ms. Marek served as Vice President, Corporate Controller and Vice President, Integration at Milacron Holdings Corp. and Vice President of Internal Audit at Macy’s, Inc. (NYSE:M). Previously, she held multiple roles at Owens Corning (NYSE: OC), including controller of the residential insulation business and director of internal audit for the global composites business. Ms. Marek started her career at Ernst & Young LLP and worked as an auditor and senior manager in the transaction advisory service practice group. Ms. Marek is a licensed and active Certified Public Accountant. Ms. Marek holds a B.S.B.A in Accounting from John Carroll University and an MBA from Bowling Green State University.

Ronald H. Farkas, M.D., Ph.D., joined Apnimed in May 2018 as Chief Medical Officer. Prior to joining Apnimed, he served as Vice President, Technical, at Parexel International Srl (PAREXEL), and served as a key advisor to Apnimed during its founding. At PAREXEL, Dr. Farkas was a regulatory and R&D consultant to a diverse range of clients. He also served in a number of positions at the FDA, including as the Clinical Team Leader for drugs to treat sleep diseases, such as obstructive sleep apnea, and as a member of the Guidance Policy team of the Office of New Drugs. Dr. Farkas was the principal or contributing author of multiple FDA Guidance documents, including the Guidance on evaluating the effects of drugs and sleep diseases on ability to operate motor vehicles. He was the recipient of a number of FDA awards for his work on evaluating the safety and efficacy of drugs for sleep diseases, including a Leadership Excellence Award for methods to evaluate dose-response for drugs to treat sleep diseases. Dr. Farkas regularly represented FDA policy to industry, academia, and other governmental agencies on issues ranging from the effects of genetic polymorphisms on drug safety to FDA Breakthrough Designation. Prior to joining the FDA, Dr. Farkas was an Assistant Professor at Johns Hopkins University. Dr. Farkas holds a B.A. in Biology from the University of Chicago and M.D. and Ph.D. degrees in neuroscience from the University of Illinois at Chicago.

Dennis P. Molnar joined Apnimed in August 2018 as Chief Operating Officer and member of our board of directors, and was promoted to President and Chief Operating Officer in March 2024. Prior to joining Apnimed, Mr. Molnar led U.S. operations of Helperby Therapeutics LTD (Helperby), a biopharmaceutical company, as Chief Executive Officer from March 2016 until August 2018. Previously, Mr. Molnar consulted for a number of anti-infective companies, helping them with their development, regulatory and financing strategies. Prior to that, he held a series of positions of increasing responsibility at Paratek Pharmaceuticals, Inc. (Paratek), a biopharmaceutical company, including the role of Chief Executive Officer, where he helped to take the company public through a reverse merger with Transcept Pharmaceuticals. Before his time at Paratek, he served as the President of JBI Associates, LLC, a consultancy for hospital pharmacies, Director of Finance and Business Development at Magainin Pharmaceuticals Inc., a pharmaceutical company, a senior consultant at Bogart Delafield Ferrier, LLC, a strategic healthcare consulting firm, and a financial consultant at Merrill Lynch, Pierce, Fenner & Smith Incorporated. Mr. Molnar currently serves on the board of directors of Helperby and is a member/manager at Concord Craft Brewing Company, LLC. Mr. Molnar holds a B.A. in Economics and Biology from Brown University and MBA in Health Care Management from the University of Pennsylvania, Wharton School. We believe that Mr. Molnar is qualified to serve on our board of directors due to his extensive experience in the life science industry and in senior executive positions.

Graham Goodrich joined Apnimed as Chief Commercial Officer in January 2024. Prior to joining Apnimed, Mr. Goodrich served as SVP, Brand Marketing for Biohaven Pharmaceutical Holding Company Ltd. (NYSE: BHVN) (Biohaven), a pharmaceutical company, from August 2019 to September 2023, where he led a team that developed a novel brand strategy, go-to-market model and promotion plan to launch Nurtec® ODT in the midst of the COVID-19 pandemic. Following Pfizer Inc.’s (NYSE: PFE) (Pfizer) acquisition of the Biohaven Migraine franchise assets and capabilities in October 2022 for $11.6B, Mr. Goodrich served as VP, US Migraine Franchise at Pfizer, a pharmaceutical and biotechnology company, from September 2023 to January 2024. Prior to Biohaven, Mr. Goodrich held the role of VP, Cardiometabolic Marketing at Boehringer Ingelheim International GmbH (Boehringer) and was the leader of a diverse portfolio of pre-launch, newly-launched and mature cardiometabolic assets including Jardiance, Tradjenta, Basaglar and Pradaxa, totaling over $3.5B in annual new sales. He holds a B.S. in Business from Wake Forest University and an MBA from the University of Michigan.

Barry Wohl co-founded Apnimed in 2017 and served as Chief Business Officer since June 2018. Previously, he was Senior Director of Alliance Management at Macrolide Pharmaceuticals, Inc. (Macrolide), a venture-backed startup developing novel antibiotics in the macrolide class of molecules. Prior to Macrolide, he held an Entrepreneur-in-residence role as a Blavatnik Fellow at Harvard Business School, where he co-founded and was Chief Business Officer of Symbal Therapeutics, Inc., a company developing a novel antibiotic for multi drug-resistant infections. Prior to that, he worked with global biotech firms of all sizes and development stages as a strategy consultant with IMS Consulting Group and concurrently in a sell-side transaction advisory role with IMS Health Capital, Inc. He began his career with Medtronic plc (NYSE: MDT), where he worked as a product design engineer and later as a global clinical trial lead on a variety of vascular and cardiac rhythm implantable devices. He currently serves on the board of Avectas Limited, a biotechnology company. Mr. Wohl received a BS in biomedical engineering from Columbia University, an MS in mechanical engineering from Stanford University, and an MBA from Harvard Business School.

Non-Employee Directors

Joseph Avellone, M.D. joined our board of directors in July 2017. Dr. Avellone currently serves on the board of directors of multiple private companies, including Celerion, Inc., a clinical research organization, since February 2018, Clinical Ink, LLC, a healthcare technology company, since January 2021, Biorasi, LLC, a clinical research organization, since February 2022, and MMS Holdings Inc., a clinical research organization, since July 2022. From 2007 until his retirement in 2016, Dr. Avellone served in roles of increasing responsibility at PAREXEL International (PAREXEL), a biopharmaceutical company, including serving as Executive Vice President. As a member of the Executive Management team of PAREXEL, he was responsible for the global management of PAREXEL’s Early Phase, Phase II-IV, Medical Affairs and Clinical Logistics Services business units. Prior to joining PAREXEL, Dr. Avellone was Chief Executive Officer of Veritas Medicine Inc., a healthcare company providing services to the biopharmaceutical industry, and Chief Operating Officer of Blue Cross and Blue Shield of Massachusetts, a health insurance company. He previously served on the board of directors of Cytel Inc., a biometrics software and data management company, from February 2019 to March 2021. Dr. Avellone is a Fellow of the American College of Surgeons. He received a B.A. in Psychology from Dartmouth College, a B.M.S. from Dartmouth Medical School, an MPA in Public Administration from the John F. Kennedy School of Government at Harvard University, an M.D. from Harvard Medical School and completed his General Surgery Residency at Brigham and Women’s Hospital. We believe that Dr. Avellone is qualified to serve on our board of directors due to his training as a physician, significant industry experience and service on other boards of directors.

François Beaubien, Ph.D. joined our board of directors in February 2023. Dr. Beaubien joined Sectoral Asset Management Inc., an investment management firm, in 2014 and has served in roles of increasing responsibility and currently serves as a Partner on the NEMO team, where he is primarily responsible for managing deal flow and conducting in depth due diligence on private biotech companies. Dr. Beaubien received a B.S. in Biochemistry from Université de Sherbrooke, a Ph.D. in Neuroscience from McGill University and a MBA from The University of British Columbia. He obtained his CFA charter in 2018. We believe Dr. Beaubien is qualified to serve on our board of directors because of his experience in the life sciences industry and as a venture capitalist.

Isaac Cheng, M.D., joined our board of directors in May 2022. Dr. Cheng is an investment professional at the Morningside Technology Advisory, LLC (Morningside), a group that invests in venture capital and private equity opportunities, and has served in this role since 2006. Prior to joining Morningside, Dr. Cheng was the Director of Research and Development at Serica Technologies, Inc., a Morningside portfolio company which was sold to Allergan, Inc. In addition, Dr. Cheng was previously an Associate Director at Novartis Pharma AG in Clinical Development and Medical Affairs. He currently serves on the boards of directors of multiple private companies in the healthcare industry, including Emtherapro, Inc., a biotechnology company, since March 2024, Resilience Lab, Inc., a mental health tech company, since February 2024, Thirty Technology Ltd., a biopharmaceutical company, since April 2023, 30TB Ltd. since April 2023, MedRhythms, Inc., a biopharmaceutical company, since December 2023, Adiso Therapeutics, Ltd., a biotechnology company, since December 2021, REVOLO Biotherapeutics Limited, a biotherapeutics company, since September 2020, Meissa Vaccines, Inc. a biotechnology company, since September 2019, Adjuvance Technologies, Inc., a biopharmaceutical company, since August 2019, Medannex, Ltd., a biopharmaceutical company, since July 2019, Incarda Therapeutics, Inc., a biopharmaceutical company, since May 2018, Tallac Therapeutics, Inc., a biopharmaceutical company, since May 2018, Kuzani Pharmaceuticals, Inc., a biotechnology company, since August 2017, K-Gen Ltd., since December 2015, and Cognoa, Inc., an early childhood development and pediatric behavioral health company company, since September 2013. Dr. Cheng has previously served on the boards of directors of Atea Pharmaceuticals, Inc. (NASDAQ: AVIR), a biopharmaceutical company, from March 2019 to

April 2021, NuCana PLC (NASDAQ: NCNA), a biopharmaceutical company, from May 2017 to March 2020, Amylyx Pharmaceuticals, Inc. (NASDAQ: AMLX), a biopharmaceutical company, from March 2016 to November 2022, Aural Analytics, Inc., a software company, from April 2020 to April 2024. Dr. Cheng received his BS from Tufts University and his M.D. from Tufts University School of Medicine. He is the recipient of numerous honors and awards including the Howard Hughes Medical Institute Research Fellowship, which supported his research under Dr. Rudy Tanzi at Massachusetts General Hospital / Harvard Medical School. We believe that Dr. Cheng is qualified to serve on our board of directors because of his financial expertise, experience as a venture capitalist, industry experience, and his experience in serving on the board of directors of public and private life sciences companies.

Chris Dimitropoulos joined our board of directors in January 2023. Mr. Dimitropoulos has served as Managing Director, Healthcare Investments (Public & Private) at Alpha Wave Global, LP, an investment company, since March 2021. Previously, Mr. Dimitropoulos served as Co-Founder and Chief Executive Officer of Inexos Therapeutics, a biotechnology company, from January 2019 to March 2021, and Portfolio Manager at J. Goldman & Co., L.P., an investment management firm, from January 2016 to January 2019. Mr. Dimitropoulos currently serves on the boards of multiple private companies in the healthcare industry, including COUR Pharmaceuticals Development Company, Inc., a biotechnology company, since July 2022, Dunad Therapeutics Ltd., a biopharmaceutical company, since July 2022, and Human Immunology Biosciences, Inc., a biotechnology company, since January 2024. He has previously served on the boards of Lenz Therapeutics Inc. (NASDAQ: LENZ), a biopharmaceutical company, from March 2023 to March 2024, and Alto Neuroscience, Inc. (NYSE: ANRO), a biopharmaceutical company, from January 2023 to February 2024. Mr. Dimitropoulos received a B.S. in Finance from the University of Illinois and a M.S. in Biotechnology from John Hopkins University. We believe Mr. Dimitropoulos is qualified to serve on our board of directors because of his financial expertise and investment experience in the life sciences industry.

Paul Fonteyne joined our board of directors in October 2023. Mr. Fonteyne has served as an Executive in Residence to Canaan Partners, a venture capital fund dedicated to health care and technology early-stage venture investing, since April 2019. Previously, he served as the Chairman and Chief Executive Officer of Boehringer-Ingelheim, USA (BI), a subsidiary of Boehringer Ingelheim International GmbH, a global pharmaceutical company, from 2003 until his retirement in January 2019. Mr. Fonteyne served in roles of increasing responsibility at BI, including serving as the President and Chief Executive Officer of BI from November 2011 and subsequently serving as its Chairman until he retired in January 2019. During this time, he led teams that grew BI’s sales and earnings several fold in the USA and participated in acquisitions and divestitures that led to a significantly greater focus of BI’s portfolio of companies in the US in two main segments of Animal Health and Human Pharmaceuticals. Prior to his time at BI, Mr. Fonteyne served in leadership positions at Merck & Co. Inc., a global healthcare company, and Abbott Laboratories, a healthcare company. He has served on the boards of directors of Apellis Pharmaceuticals (NASDAQ: APLS), a biotechnology company, since April 2020, Amylyx Pharmaceuticals, Inc. (NASDAQ: AMLX), a biopharmaceutical company, since March 2021, DalCor, Inc., a pharmaceutical company, since 2019, Ypsomed AG (XSWX: YPSN), a medical device company, since August 2018, Allyx Therapeutics Inc, a biotechnology company, since 2019, and on the board of managers of Corium, LLC, a biopharmaceutical company, since August 2023. Mr. Fonteyne also served as a member of the board of directors of Gelesis Holdings, Inc., a biotechnology company, from 2018 to 2023, Covetrus Inc., a formerly publicly-traded animal health company, from May 2021 until its merger with Corgi Bidco, Inc. in October 2022, ResTORbio Inc., a biotechnology company, from December 2017 until its reverse merger with Adicet Bio, Inc. in September 2020, AMAG Pharmaceuticals, Inc., a formerly publicly-traded pharmaceutical company, from November 2019 until its sale to Covis Group S.à.r.l. in November 2020, Pharmaceutical Research and Manufacturers of America, and chaired the National Pharmaceutical Council. He holds an M.S. in Chemical Engineering from the University of Brussels and an MBA in Industrial Administration from Carnegie Mellon University. We believe Mr. Fonteyne is qualified to serve our board of directors based on his deep knowledge of the biopharmaceutical industry and diverse board experiences.

Family Relationships

There are no family relationships among our directors and executive officers.

Composition of our Board of Directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Certain members of our board of directors were elected under the provisions of our Fourth Amended and Restated Voting Agreement (the Voting Agreement) which will terminate upon the closing of this offering. Under the terms of our Voting Agreement, the stockholders who are party to the Voting Agreement have agreed to vote their respective shares to elect: (i) one director designated by Morningside, currently Isaac Cheng; (ii) one director designated by New Emerging Medical Opportunities Fund V SCSp (Sectoral), currently Dr. Beaubien; (iv) one director designated by Alpha Wave Ventures II, LP (Alpha Wave), currently Chris Dimitropoulos; (v) one common director, designated by the holders of the shares of voting common stock, currently Dennis Molnar, our President and Chief Operating Officer; and (vi) our Chief Executive Officer, currently Lawrence G. Miller, M.D.. The Voting Agreement will terminate upon the closing of this offering, and upon the closing of the offering no stockholder will have any special rights regarding the election or designation of the members of our board of directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy.

Staggered Board

Our seventh amended and restated certificate of incorporation and second amended and restated bylaws, to become effective upon the closing of this offering, will permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. In accordance with our seventh amended and restated certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , , and , and their terms will expire at our first annual meeting of stockholders following this offering, to be held in 2025;

•	the Class II directors will be , , and , and their terms will expire at our second annual meeting of stockholders following this offering, to be held in 2026; and

•	the Class III directors will be , , and , and their terms will expire at our third annual meeting of stockholders following this offering, to be held in 2027.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See “Description of Capital Stock—Anti-Takeover

Provisions of Delaware Law and our Charter Documents” for a discussion of other anti-takeover provisions that will be included in our seventh amended and restated certificate of incorporation.

Director Independence

Under the listing standards, requirements and rules of The Nasdaq Stock Market LLC (the Nasdaq Listing Rules) independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, including family relationships, our board of directors has determined that     ,     , and     do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules.

Our board of directors has determined that each of Dr. Miller, by virtue of his position as our current chief executive officer and Mr. Molnar, by virtue of his position as our president and chief operating officer are not independent under applicable rules and regulations of the SEC and the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.”

Board Diversity Policies

In connection with this offering, we intend to adopt policies and procedures for director candidates for our nominating and corporate governance committee, which will provide that the value of diversity should be considered in determining director candidates, as well as other factors, such as a candidate’s character, judgment, skills, education, expertise, and absence of conflicts of interest. Our priority in selection of board members will be identification of members who will further the interests of our stockholders through their established records of professional accomplishment, their ability to contribute positively to the collaborative culture among board members, and their knowledge of our business and understanding of the competitive landscape in which we operate and adherence to high ethical standards. The nominating and corporate governance committee and our board of directors are committed to creating a board of directors with diversity, including diversity of expertise, experience, background, and gender, and are committed to identifying, recruiting, and advancing candidates offering such diversity in future searches.

Board Leadership Structure and Board’s Role in Risk Oversight

Dr. Miller serves as the chairman of our board of directors and our chief executive officer. We believe that combining the positions of chairman and chief executive officer allows for focused leadership of our organization. We believe that consolidating the leadership of the company under Dr. Miller is the appropriate leadership structure for our Company and that any risks inherent in that structure are balanced by the oversight of our other independent directors on our board. However, no single leadership model is right for all companies and at all times. Our board of directors recognizes that depending on the circumstances, other leadership models, such as the appointment of a lead independent director, might be appropriate. Accordingly, our board of directors may periodically review its leadership structure. In addition, our board of directors holds executive sessions in which only independent directors are present.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of our board of directors in overseeing the management of our risks is conducted primarily through committees of our board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. Our board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to our board of directors during the committee reports portion of the next board meeting. This enables our board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the application rules and regulation of the SEC and the Nasdaq Listing Rules, which we will post to our website at www.apnimed.com upon the completion of this offering. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Upon the completion of this offering, our audit committee will consist of     ,      and     , and the chair of our audit committee will be     . Our board of directors has determined that each member of the audit committee is independent under Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the Exchange Act) and can read and understand fundamental financial statements in accordance with applicable requirements. Our board of directors has also determined that      is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•	establishing insurance coverage for our officers and directors;

•

overseeing the preparation of our annual proxy statement, reviewing with management our financial statements to be included in our quarterly reports to be filed with the SEC, and reviewing with management the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosures in our periodic reports filed with the SEC; and

•	approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, which will be effective upon the completion of this offering, that satisfies the applicable Nasdaq Listing Rules.

Compensation Committee

Upon the completion of this offering, our compensation committee will consist of    ,      and     , and the chair of our compensation committee will be     . Our board of directors has determined that each member of the compensation committee is independent under the Nasdaq Listing Rules and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending the compensation of our chief executive officer;

•	reviewing and approving the compensation arrangements with our other executive officers and senior management;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, which will be effective upon the completion of this offering, that satisfies the applicable Nasdaq Listing Rules.

Nominating and Corporate Governance Committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of     ,      and     , and the chair of our nominating and corporate governance committee will be     . Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.

The primary purpose of the nominating and corporate governance committee is to discharge the responsibilities of our board of directors with respect to our corporate governance functions and to identify, communicate with, evaluate and recommend candidates for our board of directors. Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of our board of directors’ performance, including committees of our board of directors and management.

Our nominating and corporate governance committee will operate under a written charter, which will be effective upon the completion of this offering, that satisfies the applicable Nasdaq Listing Rules.

Code of Business Conduct and Ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to all our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our website at www.apnimed.com. We intend to disclose on our website any future amendments of our code of business conduct and ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the code of business conduct and ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our officers currently serve, or have served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation Recovery

In connection with this offering, we intend to adopt a compensation recovery policy that is compliant with the Nasdaq Listing Rules, as required by the Dodd-Frank Act, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

Limitations on Liability and Indemnification Agreements

As permitted by Delaware law, provisions in our seventh amended and restated certificate of incorporation and second amended and restated bylaws, both of which will become effective immediately prior to the closing of this offering, limit or eliminate the personal liability of directors and officers for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, a director and or officer exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the director or officer’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law (DGCL);

•	for our officers, any derivative action by or in the right of the corporation; or

•	any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non- monetary relief, such as injunctive relief or rescission. These provisions will not alter a director or officer’s liability under other laws, such as the federal securities laws or other state or federal laws. Our seventh amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our second amended and restated bylaws to be effective immediately prior to the consummation of this offering will provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our second amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our second amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our second amended and restated bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our seventh amended and restated certificate of incorporation and second amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our seventh amended and restated certificate of incorporation, our second amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Non-Employee Director Compensation

The following table presents the total compensation paid by us to members of our board of directors during the fiscal year ended December 31, 2023. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the members of our board of directors in 2023 for their services as members of our board of directors.

Dr. Miller and Mr. Molnar do not receive any additional compensation from us for their service on our board of directors by virtue of their positions as executive officers with the Company. See the section entitled “Executive Compensation” for more information on the compensation paid to or earned by Dr. Miller and Mr. Molnar as employees for year ended December 31, 2023.

Consulting Agreement

We entered into a consulting agreement with Dr. Avellone, dated June 25, 2018. Pursuant to the consulting agreement, we agreed to pay to Dr. Avellone an aggregate amount of $25,000 annually for services rendered under the consulting agreement. The consulting agreement terminates after twelve months unless extended by mutual written agreement and may be terminated by either party upon 30 days’ written notice or immediately by either party in connection with a breach of any material term of the consulting agreement. We intend to terminate the consulting agreement prior to the effectiveness of the registration statement of which this prospectus forms a part.

Director Compensation Table

The following table presents the total compensation for each person who served as a non-employee director during the fiscal year ended December 31, 2023.

Name	Fees earned or paid in cash ($)		Option awards ($) (1)		All other compensation ($)	Total ($)
Joseph Avellone, M.D..	25,000	(2)	—
François Beaubien, Ph.D.	—		—
Isaac Cheng, M.D..	—		—
Christopher Dimitropoulos	—		—
Paul Fonteyne.	—		207,200	(3)

(1)

All of the option awards were granted under the 2017 Plan, the terms of which plan are described below under “Executive Compensation—Equity Incentive Plans—2017 Plan.” The amounts shown represent the grant date fair values of option awards granted in 2023 as computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 718. See Note 13, Stock-Based Compensation, to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumption used in the calculation.

(2)	The amount reported in this column for Dr. Avellone represents consulting fees paid to him pursuant to the terms of his consulting agreement.

(3)	As of December 31, 2023, Mr. Fonteyne held 70,000 unvested and unexercised stock options.

Post-IPO Non-Employee Director Compensation Policy

In connection with this offering, our board of directors has adopted a non-employee director compensation policy, to be effective as of the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors will be eligible to receive cash retainers (which will be payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below, provided that our non-employee directors may opt to receive their cash retainers in fully vested shares of our common stock:

Compensation Elements: Non-Employee Director Compensation Policy
Cash
Annual Cash Retainer	$
Annual Committee Chair Retainer
Audit	$
Compensation	$
Nominating and Corporate Governance	$
Annual Committee Member Retainer
Audit	$
Compensation	$
Nominating and Corporate Governance	$

In addition, the non-employee director compensation policy will provide that, upon initial election or appointment to our board of directors, each non-employee director will be granted an equity award consisting of     . Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an annual equity award consisting of     .

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed     .

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

EXECUTIVE COMPENSATION

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act. Our named executive officers (NEOs), for the year ended December 31, 2023, which consist of our principal executive officer and our two most highly compensated executive officers (other than our Chief Executive Officer), are:

•	Lawrence G. Miller, M.D., our Chief Executive Officer;

•	Dennis P. Molnar, our President, and Chief Operating Officer; and

•	Ronald H. Farkas, M.D., PhD, our Chief Medical Officer.

2023 Summary Compensation Table

The following table sets forth information regarding compensation award to, earned by, or paid to our NEOs for services rendered to us in all capacities during the fiscal year ended December 31, 2023.

Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total ($)
Lawrence G. Miller, M.D.	2023	509,775	—	922,500	336,452	13,200	1,781,927
Chief Executive Officer
Dennis P. Molnar	2023	413,175	—	78,925	238,609	13,200	743,909
President & Chief Operating Officer
Ronald H. Farkas, M.D., PhD	2023	432,600	—	77,900	249,827	13,200	773,527
Chief Medical Officer

(1)

The amounts reported in this column represent the aggregate grant date fair value of stock options awarded to our NEOs in fiscal year 2023, calculated in accordance with FASB, ASC, Topic 718, disregarding estimated forfeitures related to service-based vesting. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of option awards contained in Note 13, Stock Based Compensation, to our audited consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the options and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the options or any sale of the underlying shares.

(2)

The amounts reported represent the annual bonuses each NEO earned during fiscal year 2023 based on achievement of company performance and individual performance, which were paid in the first quarter of 2024. For more information on these bonuses, see a description of the annual performance bonuses under the section titled “Narrative Disclosure to Summary Compensation Table –Annual Cash Bonus Opportunities” below.

(3)	The amounts reported reflect the Company’s 401(k) matching contributions.

Narrative Disclosure to the Summary Compensation Table

Elements of Compensation

The compensation of our NEOs generally consists of three key elements: (i) base salary; (ii) annual cash bonus opportunities; and (iii) long term incentive compensation in the form of equity awards.

Base Salaries

The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions. Each NEO’s initial base salary was specified in his offer letter or employment agreement, as described below, and is reviewed (and, if applicable, adjusted) from time to time by our board of directors or compensation committee.

For the fiscal year ended December 31, 2023, the annual base salaries for Dr. Miller, Mr. Molnar and Dr. Farkas were $509,775, $413,175 and $432,600 respectively. Effective January 1, 2024, the annual base salaries for Dr. Miller, Mr. Molnar and Dr. Farkas were increased to $525,068, $440,000 and $480,000 respectively. Mr. Molnar’s base salary was further increased from $440,000 to $450,000 effective March 16, 2024.

Upon completion of this offering, and in accordance with the terms of their new employment agreements described below, the NEOs annual base salary rates will increase to $  for Dr. Miller, $  for Mr. Molnar, and $  for Dr. Farkas.

Annual Cash Bonus Opportunities

For the fiscal year ended December 31, 2023, each of our NEOs was eligible to earn an annual bonus based on the Company’s achievement of certain performance objectives. The target annual bonus for Dr. Miller, Mr. Molnar and Dr. Farkas were 40%, 35% and 35% of their respective base salaries. Effective January 1, 2024, Dr. Miller’s target annual bonus was increased to 45%.

The goals applicable to the NEOs’ 2023 annual cash bonuses related to the achievement of certain performance milestones, including patient enrollment in a trial. Following a review of 2023 performance, our compensation committee approved 2023 cash incentive payments to Dr. Miller, Mr. Molnar and Dr. Farkas equal to 66%, 57.8% and 57.8% of their respective base salaries, respectively.

Equity-based Compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period.

Accordingly, our board of directors or our compensation committee periodically reviews the equity incentive compensation of our NEOs and may grant equity incentive awards to them from time to time. See “—Outstanding Equity Awards at Fiscal Year-End” for more information regarding equity awards made to our NEOs.

Perquisites/Personal Benefits

Perquisites or other personal benefits are not a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers, including our named executive officers.

401(k) Plan

We currently maintain a tax-qualified 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Our 401(k) plan is intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. We make matching contributions equal to 100% on the first 3% of employee contributions and 50% on the next 2% of contributions.

Compensation Recovery Policy

In accordance with the requirements of the SEC and Nasdaq Listing Rules, our board of directors plans to adopt a compensation recovery policy, which will become effective upon the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The compensation recovery policy will provide that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2023. All awards were granted pursuant to the 2017 Plan. See “—Equity Incentive Plans—2017 Plan” below for additional information.

Name and Principal Position (a)	Grant Date	Vesting Start Date	Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)	Option Exercise Price ($)(e)	Option Expiration Date ($)(f)
Lawrence G. Miller	1/29/2019 1/28/2020 3/31/2020 6/14/2022 2/22/2023	6/25/2018 12/16/2019 3/31/2020 6/14/2022 12/22/2023	928,170 133,340 382,620 168,750 112,500	— — 25,509 281,250 337,500	0.74 0.74 0.78 2.03 2.96	1/29/2029 1/28/2030 3/31/2030 6/14/2032 12/22/2032
Dennis P. Molnar	1/24/2019 1/29/2020 3/31/2020 6/14/2022 2/22/2023	6/25/2018 12/16/2019 3/31/2020 6/14/2022 12/22/2022	445,454 56,983 188,171 18,750 9,625	— — 12,545 31,250 28,875	0.74 0.74 0.78 2.03 2.96	1/24/2029 1/29/2030 3/31/2030 6/14/2032 12/22/2032
Ronald H. Farkas, M.D, PhD.	6/25/2018 1/29/2020 3/31/2020 6/14/2022 2/22/2023	1/25/2019 12/16/2019 3/31/2020 6/14/2022 12/22/2022	366,601 47,219 134,095 18,750 9,500	— — 8,940 31,250 28,500	0.74 0.74 0.78 2.03 2.96	1/25/2029 1/29/2030 3/31/2030 6/14/2032 12/22/2032

(1)

Each option award was granted as a non-qualified option under the 2017 Plan. The shares underlying each stock option vest as follows: 25% on the first anniversary of the vesting start date and the remaining 75% in 36 equal monthly installments thereafter. Vesting of the award requires continued employment through the applicable vesting date, provided that vesting will accelerate upon a Company Sale (as defined in the applicable non-qualified option award).

Employment Arrangements with our NEOs

New employment agreements for our Named Executive Officers

In connection with this offering, we intend to enter into a new employment agreement with each of our NEOs that will be effective upon closing of the offering and replace each NEO’s prior employment offer letter.

Employment arrangements in place prior to the offering

Lawrence G. Miller, M.D.

In June 2018, we entered into an employment offer letter with Dr. Miller (the Miller Offer Letter). The Miller Offer Letter provided for Dr. Miller’s at-will employment and set forth his initial annual base salary, an initial target annual bonus opportunity, and an initial equity incentive award in the form of stock options.

The Miller Offer Letter provided for severance benefits in the form of base salary continuation for nine months upon a termination of his employment by us without cause or his resignation for good reason, subject to Dr. Miller’s execution of a general release of claims.

Dennis P. Molnar

In June 2018, we entered into an employment offer letter with Mr. Molnar (the Molnar Offer Letter). The Molnar Offer Letter provided for Mr. Molnar’s at-will employment and set forth his initial annual base salary, an initial target annual bonus opportunity, and an initial equity incentive award in the form of stock options.

The Molnar Offer Letter provided for severance benefits in the form of base salary continuation for six months upon the termination of his employment by us without cause, along with the acceleration of vesting on his initial option award upon a termination of his employment by us without cause or his resignation for good reason within six months of a reorganization event, each as defined in the Molnar Offer Letter, subject to Mr. Molnar ’s execution of a general release of claims.

Ronald H. Farkas, M.D., PhD

In June 2018, we entered into an employment offer letter with Dr. Farkas (the Farkas Offer Letter). The Farkas Offer Letter provided for Dr. Farkas’ at-will employment and set forth his initial annual base salary, an initial target annual bonus opportunity, and an initial equity incentive award in the form of stock options.

The Farkas Offer Letter provided for severance benefits in the form of base salary continuation for six months upon the termination of his employment by us without cause, along with the acceleration of vesting on his initial option award upon a termination of his employment by us without cause or his resignation for good reason within six months of a reorganization event, as defined in the Farkas Offer Letter, subject to Dr. Farkas’ execution of a general release of claims.

Senior Executive Cash Incentive Bonus Plan

On     , 2024, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the Bonus Plan). The Bonus Plan provides for cash bonus payments based upon company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following:    , any of which may be (A) measured in absolute terms, as compared to any incremental increase, (B) measured in terms of growth, as compared to results of a peer group, (C) measured against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Equity Incentive Plans

2017 Stock Incentive Plan

Our 2017 Plan, as amended, was originally adopted by our board of directors and approved by our stockholders on July 12, 2017 to enable the issuance of stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards, restricted stock units, and other awards to our employees, officers, directors, and consultants. The maximum number of shares of our common stock that may be granted under the 2017 Plan is 8,295,588.

Share Recycling

Under the terms of the 2017 Plan, shares underlying awards that are forfeited, canceled, repurchased by us or otherwise terminated, and shares that are withheld in satisfaction of the exercise price of an award or tax liability, will again become available for grant under the 2017 Plan.

Options

The 2017 Plan provides for the grant of both incentive stock options and non-qualified stock options to purchase shares of our common stock at a stated exercise price. The exercise price of stock options granted under the 2017 Plan must be at least equal to the fair market value of our common stock on the date of grant. The maximum term of options granted under our 2017 Plan is ten years.

Restricted Stock

The 2017 Plan also allows for the grant or sale of restricted stock awards (RSAs). The price, if any, to purchase a share subject to an RSA will be determined by the plan administrator.

Sale Event

If we are subject to a “reorganization event” (including certain dissolution, liquidation, stock sale, asset sale or merger transactions), our board of directors will determine how to treat outstanding awards under our 2017 Plan. This may include: (i) the vesting of outstanding awards: (ii) the cancellation, repurchase and/or forfeiture of outstanding awards, unless exercised prior to the sale event or assumed, substituted, or continued by the surviving entity; or (iii) cashout or redemption of outstanding awards. The plan administrator need not treat all outstanding awards in an identical manner.

Adjustments

In the event of a stock dividend (other than ordinary cash dividend), reorganization, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other similar event or transaction affecting our common stock, equitable adjustments will be made to the number of shares reserved for issuance under our 2017 Plan, the number and class of shares subject to outstanding awards, and the exercise or repurchase price applicable to outstanding awards.

Transferability

Unless otherwise determined by the plan administrator and/or specified in the applicable award agreement, 2017 Plan awards generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution.

2024 Equity Incentive Plan

Our 2024 Plan will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Upon the effectiveness of the 2024 Plan, we will cease granting awards under our 2017 Plan. A summary of the material terms of the 2024 Plan follows below.

The 2024 Plan authorizes the award of both equity-based and cash-based incentive awards, including: (i) stock options (both incentive stock options and nonqualified stock options), (ii) stock appreciation rights SARs, (iii) RSAs, (iv) restricted stock units (RSUs), and (v) cash or other stock-based awards. Incentive stock options may be granted only to employees. All other types of awards may be issued to employees, directors, consultants and other service providers.

Shares Subject to 2024 Plan

We will initially reserve     shares of our common stock for issuance under our 2024 Plan. The number of shares reserved for issuance under our 2024 Plan will increase automatically on January 1, 2025 and each anniversary of such date prior to the termination of the 2017 Plan, equal to the lesser of (A)    % of our shares of common stock issued and outstanding on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by our board or compensation committee. No more than    shares of our common stock may be issued under the 2017 Plan through incentive stock options.

The following shares will be added (or added back) to the shares available for issuance under the 2024 Plan:

•	Shares subject to 2017 Plan or 2024 Plan awards that expire, terminate or are cancelled or forfeited for any reason after the effectiveness of the 2024 Plan;

•	Shares that after the effectiveness of the 2024 Plan are withheld to satisfy the exercise price of an option issued under our 2017 Plan or 2024 Plan; and

•	Shares that after the effectiveness of the 2024 Plan are withheld to satisfy tax withholding obligations related to any award under our 2017 Plan or 2024 Plan.

Shares of our common stock issued by us through the assumption or substitution of awards in connection with a future acquisition of another entity will not reduce the shares available for issuance under the 2024 Plan.

Administration

We expect that our 2024 Plan will be administered by our compensation committee. The administrator of the plan will have the authority to, among other things, interpret the plan and award agreements, select grantees, determine the vesting, payment and other terms of awards, and modify or amend awards. Our compensation committee may delegate to one or more of our officers the authority to issue awards under the 2024 Plan to grantees who are not executive officers, subject to parameters established by the compensation committee.

Adjustments

In the event of certain corporate events or transactions (such as a merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, spin-off, stock dividend or similar transaction or change in our capital structure), our compensation committee will make adjustments or substitutions to the number and kind of shares that may be issued under the 2024 Plan, the number and kind of shares subject to outstanding awards, the exercise price or base price of outstanding awards, and/or any other affected terms and conditions of the 2024 Plan or outstanding awards, in each case as it deems appropriate and equitable.

Stock Options

The 2024 Plan provides for the grant of both incentive stock options and non-qualified stock options to purchase shares of our common stock at a stated exercise price. The exercise price of stock options granted under the 2024 Plan must be at least equal to the fair market value of our common stock on the date of grant. The maximum term of options granted under our 2024 Plan is ten years.

Our compensation committee may provide in the terms of the applicable award agreement that the participant may exercise an unvested portion in exchange for restricted stock subject to the same vesting terms as the option.

Stock Appreciation Rights

An SAR provides for a payment, in cash or shares of our common stock or a combination of both, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The base price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may not have a term that is longer than ten years from the date of grant.

Restricted Stock Awards

An RSA is an issuance of shares of our common stock subject to forfeiture restrictions that lapse based on the satisfaction of service and/or performance conditions. The price, if any, of each share subject to an RSA will be determined by the compensation committee. During the vesting period, a participant will have the right to vote and receive any dividends with respect to restricted stock, provided that our compensation committee may specify that any such dividends are subject to the same vesting schedule as the shares to which they relate.

Restricted Stock Units

RSUs represent the right to receive shares of our common stock (or cash equal to the value of such shares) at a specified time in the future, following the satisfaction of specified service and/or performance conditions.

Cash or Other Stock Based Awards

Cash or other stock-based awards (including awards to receive unrestricted shares of our common stock or immediate cash payments) may be granted to participants. Our compensation committee will determine the terms and conditions of each such award, including, as applicable, the term, any exercise or purchase price, performance goals, vesting conditions and other terms and conditions. Payment in respect of a cash or other stock-based award may be made in cash, shares of our common stock, or a combination of both, at the discretion of our compensation committee.

Change in Control

Upon or in anticipation of a change in control (which includes certain merger, asset or stock transactions, certain changes in our board composition and any other event deemed by our board of directors to constitute a change in control), our compensation committee may take such actions as it deems appropriate with respect to outstanding awards under the 2024 Plan. Such actions may include (among other things) the acceleration of award vesting, the substitution of awards, the cancellation of unexercised or unvested awards and the redemption or cashout of awards. In the discretion of our compensation committee, any cash or other substitute consideration payable upon redemption or cashout of an award may be subjected to the same vesting terms that applied to the original award, or earn-out, escrow, holdback or similar arrangements comparable to those applicable to stockholders in connection with the change in control. The compensation committee need not treat all outstanding awards in an identical manner.

No Repricing Without Stockholder Approval

Neither our board of directors nor our compensation committee may, without obtaining prior approval of our stockholders: (i) cancel options or stock appreciation rights outstanding under the 2024 Plan in exchange for new options or stock appreciation rights with a lower exercise or base price per share; (ii) cancel underwater options or stock appreciation rights outstanding under the 2024 Plan in exchange for consideration payable in our equity securities; or (iii) otherwise directly reduce the exercise or base price of options or stock appreciation rights outstanding under the 2024 Plan.

Clawback

Awards under the 2024 Plan will be subject to clawback or recoupment pursuant to any applicable policy, law or exchange listing requirement in effect from time to time.

Transferability

Except for certain estate planning transfers authorized by the compensation committee, awards granted under the 2024 Plan are generally nontransferable except by will or by the laws of descent and distribution.

Amendment and Termination

Our board of directors may amend our 2024 Plan at any time, subject to stockholder approval if required by applicable law or exchange listing requirement. The 2024 Plan will terminate ten years after it becomes effective.

Employee Stock Purchase Plan

Our board of directors intends to adopt the ESPP prior to closing of this offering, under which we may provide our employees and employees of our participating subsidiaries with an opportunity to purchase of shares of our common stock at a discounted purchase price. The material terms of the ESPP are summarized below. The ESPP is intended to qualify as an “employee stock purchase plan” meeting the requirements of Section 423 of the Code.

Administration

Subject to the express provisions of the ESPP, our compensation committee will have the authority to construe and interpret the ESPP, prescribe, amend and rescind rules relating to the ESPP’s administration and take any other actions necessary or desirable for the administration of the ESPP and to facilitate compliance with Section 423 of the Code and other applicable law.

Stock Subject to the ESPP

Subject to adjustment as provided in the ESPP, a total of     shares of our common stock will be authorized and reserved for issuance under the ESPP. In addition, on January 1, 2025 and on each January 1 thereafter prior to the termination of the ESPP, the number of shares of our common stock authorized and reserved for issuance under the ESPP will be increased by a number of shares of our common stock equal to the least of (i)     shares of our common stock, (ii)    % of the shares of our common stock outstanding on the final day of the immediately preceding calendar year, and (iii) such smaller number of shares of our common stock as determined by our board of directors. Such shares of our common stock may be newly issued shares, treasury shares or shares acquired on the open market. In the event that any dividend or other distribution (whether in the form of cash, our common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, or exchange of our common stock or our other securities, or other change in our structure affecting our common stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, our compensation committee will, in such manner as it deems equitable, adjust the number of shares and class of common stock that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each outstanding option under the ESPP, and the numerical limits described above.

Eligibility

Generally, our employees and employees of our participating subsidiaries who are employed on the first day of an offering period are eligible to participate in such offering period, provided that our compensation committee may determine that employees must satisfy one or more of the following service requirements before participating in the ESPP: (i) continuous employment with us for a minimum period of time (not to exceed two years), (ii) customary employment for at least twenty hours per week and for more than five months in any calendar year, or (iii) such other criteria as the compensation committee may determine consistent with the requirements of Section 423 of the Code. Our compensation committee may also exclude from participation in the ESPP or any offering period employees who are (i) “highly compensated employees” within the meaning of Section 414(q) of the Code or (ii) citizens or residents of a foreign jurisdiction where the grant of an option under the ESPP to such employee would be prohibited under the laws of such foreign jurisdiction or the grant of an option under the ESPP to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. No employee may be granted options to purchase shares of our common stock under the ESPP if such employee (x) immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (y) holds rights to purchase shares of our common stock under all of our employee stock purchase plans (as defined in Section 423 of the Code) that accrue at a rate exceeding $25,000 (determined as of the option grant date) for each calendar year in which such rights are outstanding.

Grant and Exercise of Options

The ESPP permits us to make one or more offerings each year to our employees to purchase shares under the ESPP, consisting of one or more purchase periods provided that no offering period may exceed 27 months. Eligible employees may elect to become a participant in the ESPP by submitting an enrollment form, pursuant to which an employee may elect to enroll in the ESPP, authorize a new level of payroll deductions, or stop payroll deductions and withdraw from an offering period. However, a participant may not purchase more than     shares of our common stock during each offering period.

During each offering period for which a participant has enrolled, the participant may contribute through payroll deductions in an amount equal to (i) between 1% and   %, in whole percentages, of his or her compensation, or (ii) a fixed dollar amount, in each case, on each pay day occurring during such offering period. A participant’s compensation for purposes of the ESPP includes base compensation, but excludes overtime, commissions, incentive or bonus awards, education or tuition reimbursements, imputed income arising under any group insurance or benefit program, travel expenses, business and relocation expenses, income received in connection with stock options or other equity or equity-based awards, incentive compensation (other than annual cash incentive compensation) and one-time bonuses (e.g., retention or sign on bonuses). No interest shall accrue on or be payable with respect to the payroll deductions of a participant in the ESPP. Payroll deductions would be made before deduction for any salary deferral contributions made by the employee to any tax-qualified or nonqualified deferred compensation plan.

On the last trading day of each offering period, a participant’s option to purchase shares of our common stock will be exercised automatically. The per-share purchase price will be the lesser of (i)      percent ( %) of the fair market value of one share of our common stock on the first trading day of the applicable offering period and (ii)   percent (  %) of the fair market value of one share of our common stock on the last trading day of the applicable offering period. As soon as reasonably practicable after the last day of each offering period, we will arrange for the delivery to each participant of the shares of our common stock purchased upon exercise of his or her option. We may require that the shares of our common stock be deposited and/or retained for a specified period of time with a financial services firm or other agent it designates as broker. Neither payroll deductions nor rights with respect to the exercise of an option or to receive shares of our common stock are transferable, other than by will, by the laws of descent and distribution, or by written designation of a beneficiary with our compensation committee.

Termination of Employment and Withdrawal from the ESPP

Participants may elect to withdraw from the ESPP at any time and receive back any of their contributions, without interest, not used to purchase shares of our common stock; provided that if a participant wishes to withdraw his or her funds prior to purchase, he or she must submit a revised enrollment form to our compensation committee at least fifteen days prior to the end of the then-current offering period (or such other deadline specified by the compensation committee). Participants who terminate employment before the end of an offering period will be deemed to have withdrawn from the ESPP and the payroll deductions in the participant’s notional account that have not been used to purchase shares of our common stock will be returned to the participant.

Amendment and Termination of the ESPP

Our compensation committee may amend or terminate the ESPP at any time for any reason. If the ESPP is terminated, our compensation committee may elect to terminate the outstanding offering period either immediately, or after shares of our common stock have been purchased on the last trading day of the offering period (which may, in the discretion of our compensation committee, be accelerated) and all amounts that have not been used to purchase shares of our common stock will then be returned to participants as soon as administratively practicable. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the offering period with respect to which the option relates will be shortened by setting a new purchase date that occurs before the date of the applicable transaction. Unless terminated earlier pursuant to the terms of the ESPP, the ESPP will have a term of 10 years following the ESPP’s effective date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2021 and any currently proposed transactions to which we were or are expected to be a participant in which (i) the amount involved exceeded or will exceed the lesser of $120,000 or one percent of our average total assets at year-end for the last two completed fiscal years, and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive Compensation” and “Management—Non-Employee Director Compensation.”

Series B Preferred Stock Financing

In March 2021, we completed an offering of our Series B preferred stock (the Series B Financing), to various accredited investors. In connection with the Series B Financing, we issued an aggregate of 2,818,964 shares of Series B preferred stock, at a price per share of approximately $8.8685, for total gross proceeds of approximately $25.0 million.

The following table summarizes purchases of our Series B preferred stock by related persons:

Stockholder	Shares of Series B preferred stock	Total Purchase Price
Morningside Venture Investments Limited(1)	1,353,103	$11,999,994
Columbia Seligman Communications and Information Fund(2)	1,127,586	$9,999,996

(1)

Morningside Venture Investments Limited beneficially owns more than 5% of our outstanding capital stock. Dr. Cheng currently serves as a member of our board of directors as a designee of Morningside pursuant to an investors’ rights agreement and voting agreement that terminate upon the closing of this offering.

(2)	Columbia Seligman Technology and Information Fund and its affiliate Columbia Seligman Communications and Information Fund beneficially own more than 5% of our outstanding capital stock.

Morningside Option Agreement

On March 1, 2021, we entered into an option agreement with Morningside Venture Investments Limited, pursuant to which we granted an option to Morningside Venture Investments Limited (the MVIL Option) to obtain an exclusive and royalty-bearing license to the certain intellectual property for use in Greater China for the treatment and prevention of sleep apnea in humans. In consideration for the grant of the MVIL Option, Morningside Venture Investments Limited paid us a one-time fee of $1.0 million. The MVIL Option terminated on March 1, 2022.

Series C-1 Preferred Stock Financing

In April 2022, we completed an offering of our Series C-1 preferred stock (the Series C-1 Financing), to various accredited investors. In connection with the Series C-1 Financing, we issued an aggregate of 4,222,581 shares of Series C-1 preferred stock, at a price per share of approximately $8.8808, for total gross proceeds of approximately $37.5 million.

The following table summarizes purchases of our Series C-1 preferred stock by related persons:

Stockholder	Shares of Series C-1 preferred stock	Total Purchase Price
Morningside Venture Investments Limited(1)	168,903	$1,499,996
Columbia Seligman Technology and Information Fund(2)	675,613	$5,999,993
Alpha Wave Ventures II, LP(3)	1,351,227	$11,999,995

(1)

Morningside Venture Investments Limited beneficially owns more than 5% of our outstanding capital stock. Dr. Cheng currently serves as a member of our board of directors as a designee of Morningside pursuant to an investors’ rights agreement and voting agreement that terminate upon the closing of this offering.

(2)	Columbia Seligman Technology and Information Fund and its affiliate Columbia Seligman Communications and Information Fund beneficially own more than 5% of our outstanding capital stock.

(3)

Alpha Wave Ventures II, LP beneficially owns more than 5% of our outstanding capital stock. Mr. Dimitropoulos currently serves as a member of our board of directors as the designee of Alpha Wave Ventures II, LP pursuant to an investors’ rights agreement and voting agreement that terminate upon the closing of this offering.

Series C-2 Preferred Stock Financing

In October 2022, we completed an offering of our Series C-2 preferred stock (the Series C-2 Financing), to various accredited investors. In connection with the Series C-2 Financing, we issued an aggregate of 2,252,042 shares of Series C-2 preferred stock, at a price per share of approximately $11.10, for total gross proceeds of approximately $25.0 million.

The following table summarizes purchases of our Series C-2 preferred stock by related persons:

Stockholder	Shares of Series C-2 preferred stock	Total Purchase Price
Morningside Venture Investments Limited(1)	90,081	$999,989
Columbia Seligman Technology and Information Fund(2)	360,327	$3,999,990
Alpha Wave Ventures II, LP (3)	720,655	$7,999,991

(1)

Morningside Venture Investments Limited beneficially owns more than 5% of our outstanding capital stock. Dr. Cheng currently serves as a member of our board of directors as a designee of Morningside pursuant to an investors’ rights agreement and voting agreement that terminate upon the closing of this offering.

(2)	Columbia Seligman Technology and Information Fund and its affiliate Columbia Seligman Communications and Information Fund beneficially own more than 5% of our outstanding capital stock.

(3)

Alpha Wave Ventures II, LP beneficially owns more than 5% of our outstanding capital stock. Mr. Dimitropoulos currently serves as a member of our board of directors as the designee of Alpha Wave Ventures II, LP pursuant to an investors’ rights agreement and voting agreement that terminate upon the closing of this offering.

Series C-3 Preferred Stock Financing

In December 2022, we completed an offering of our Series C-3 preferred stock (the Series C-3 Financing), to various accredited investors. In connection with the Series C-3 Financing, we issued an aggregate of 7,184,033 shares of Series C-3 preferred stock, at a price per share of approximately $11.10, for total gross proceeds of approximately $79.7 million.

The following table summarizes purchases of our Series C-3 preferred stock by related persons:

Stockholder	Shares of Series C-3 preferred stock	Total Purchase Price
Columbia Seligman Technology and Information Fund(1)	450,409	$4,999,990
Alpha Wave Ventures II, LP (2)	5,404,918	$59,999,995

(1)	Columbia Seligman Technology and Information Fund and its affiliate Columbia Seligman Communications and Information Fund beneficially own more than 5% of our outstanding capital stock.

(2)

Alpha Wave Ventures II, LP beneficially owns more than 5% of our outstanding capital stock. Mr. Dimitropoulos currently serves as a member of our board of directors as the designee of Alpha Wave Ventures II, LP pursuant to an investors’ rights agreement and voting agreement that terminate upon the closing of this offering.

Investors’ Rights Agreement

We are party to an investors’ rights agreement, with certain holders of our common stock and each holder of our preferred stock, which includes each holder of more than 5% of our capital stock. The investors’ rights agreement imposes certain affirmative obligations on us, including with respect to financial reporting obligations and investor inspections, and also grants certain rights to certain of the holders of our capital stock party thereto, including rights of first offer, demand, and piggyback registration rights and, if we are eligible, Form S-3 registration rights, with respect to the registrable securities held by them. The registration rights terminate five years following the closing of this offering, or earlier for certain holders. See the section titled “Description of Capital Stock—Registration Rights” for additional information. Certain other provisions of the investors’ rights agreement, including our affirmative obligations and the right of first offer rights, will terminate immediately prior to the closing of this offering.

Voting Agreement

We are party to a voting agreement with certain holders of our common stock and each holder of our preferred stock, which includes each holder of more than 5% of our capital stock. The voting agreement, including all rights thereunder, will automatically terminate upon the closing of this offering.

Right of First Refusal and Co-Sale Agreement

We are party to a right of first refusal and co-sale agreement with certain holders of our common stock and each holder of our preferred stock, which includes each holder of more than 5% of our capital stock. The right of first refusal and co-sale agreement, including all rights thereunder, will automatically terminate immediately prior to the closing of this offering.

Shionogi Joint Venture and Related Agreements

In November 2023, we established a joint venture with Shionogi & Co., Ltd., a Japanese pharmaceutical company based in Osaka, Japan with operations in the United States, Asia and Europe (Shionogi), named Shionogi-Apnimed Sleep Science, LLC, a Delaware limited liability company (SASS). SASS seeks to develop novel pharmaceuticals for sleep and breathing diseases using new drug classes targeting specific subgroups of patients by leveraging the chemistry and research expertise of Shionogi with our clinical development and sleep medicine expertise.

Shionogi Stock Purchase Agreement

In November 2023, we entered into a Common Stock Purchase Agreement with Shionogi (the Shionogi SPA) whereby we issued to Shionogi 2,752,091 shares of Class B common stock at a purchase price of $12.7176 per share and 196,577 shares of Class C common stock at a purchase price of $12.7176 per share, for a total purchase price of $37,499,980. Shionogi beneficially owns more than 5% of our outstanding capital stock.

Shionogi Joint Venture Agreement

SASS is governed by an Amended and Restated Limited Liability Company Agreement dated November 1, 2023 (the JV Agreement), pursuant to which, we and Shionogi made contributions to SASS in return for issuance of 50% of the membership interests in SASS to each of Apnimed and Shionogi. For more information regarding the JV Agreement, see “Business—Joint Venture and Related Agreements with Shionogi & Co., Ltd.” elsewhere in this prospectus.

SASS License Agreement

In November 2023, in connection with the JV Agreement, we entered into a license agreement with SASS (the SASS License), pursuant to which we granted SASS a worldwide, exclusive, fully paid, royalty free license under the licensed IP related to the research, development and commercialization of products within the initial discovery and development stage programs listed in the JV Agreement and such other products that SASS pursues for the treatment, prevention or mitigation of sleep and breathing diseases. For more information regarding the SASS License, see “Business—Joint Venture and Related Agreements with Shionogi & Co., Ltd.” elsewhere in this prospectus.

Right of First Negotiation

In November 2023, we entered into a Right of First Negotiation Agreement with Shionogi (the ROFN Agreement). Pursuant to the ROFN Agreement, we granted Shionogi a right of first negotiation over certain development programs in return for lump sum cash payment equal to $37.5 million. For more information regarding the ROFN Agreement, see “Business—Joint Venture and Related Agreements with Shionogi & Co., Ltd.” elsewhere in this prospectus.

SASS Master Services Agreement

In November 2023, in connection with the JV Agreement, we entered into a master services agreement with SASS (the SASS MSA), pursuant to which we may provide to SASS a broad range of services on a task-by-task basis and on the terms and conditions set forth in the SASS MSA and in accordance with each applicable work order under the SASS MSA. Through      , SASS has paid us      in reimbursement fees under the SASS MSA. For more information regarding the SASS MSA, see “Business—Joint Venture and Related Agreements with Shionogi & Co., Ltd.” elsewhere in this prospectus.

Lease Agreement

For the fiscal years ended December 31, 2023 and 2022, we leased our corporate headquarters facility from Platin, LLC (Platin), which is a wholly owned, indirect subsidiary of Morningside. We incurred monthly rent of $15,800 under this lease for each of the years ended December 31, 2023, 2022 and 2021. In January 2024, we relocated our corporate headquarters and entered into a new lease with Platin. The lease agreement requires monthly rental payments starting at $24,375, with escalation clauses over the course of the lease term. The lease expires in January 2029.

Executive Officer and Director Compensation

Please see “Executive Compensation” and “Management—Non-Employee Director Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into offer letters with certain of our executive officers. Additionally, in connection with this offering, we will enter into employment agreements with such officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our NEOs, see the section titled “Executive Compensation—Employment Arrangements with our NEOs.”

Indemnification Agreements

Our seventh amended and restated certificate of incorporation will contain provisions limiting the liability of directors and officers, and our second amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our seventh amended and restated certificate of incorporation and second amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see “Executive Compensation-Limitations on liability and indemnification.”

Policies and Procedures for Related Party Transactions

Prior to closing of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any series of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any series of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of      , 2024, information regarding beneficial ownership of our capital stock by:

•	each of our NEOs;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

The percentage ownership information under the column titled “Beneficial ownership prior to this offering” is based on     shares of common stock outstanding as of    , 2024, assuming the automatic conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into an aggregate of   shares of common stock upon the closing of this offering. The percentage ownership information under the column titled “Beneficial Ownership After This Offering” is based on the sale of    shares of common stock in this offering (assuming an initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, shares of common stock issuable upon the exercise of stock options that are currently exercisable or exercisable within 60 days of      , 2024 are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Apnimed, Inc., 39 John F. Kennedy Street, 4th Floor, Cambridge, MA 02138.

Percentage of shares beneficially owned
Name of Beneficial Owner	Number of shares beneficially owned	Before offering		After offering
5% and Greater Stockholders:			%		%
Morningside Venture Investments Limited(1)			%		%
Alpha Wave Ventures II, LP.(2)			%		%
Columbia Seligman Technology and Information Fund(3)			%		%
Shionogi & Co., Ltd. (4)			%		%

Named Executive Officers and Directors:
Lawrence G. Miller, M.D. (5)			%		%
Dennis P. Molnar(6)			%		%
Ronald H. Farkas(7)			%		%
Joseph Avellone, M.D. (8)			%		%
François Beaubien(9)			%		%
Isaac Cheng, M.D. (10)			%		%
Chris Dimitropoulos(11)			%		%
Paul Fonteyne(12)			%		%
All current directors and executive officers as a group (12 persons)(13)

*	Represents beneficial ownership of less than 1%.

(1)

Consists of     shares of common stock issuable upon the deemed conversion of     shares of the Company’s redeemable convertible preferred stock held by Morningside Venture Investments Limited (Morningside). Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards, and Cheung Ka Ho are the directors of Morningside and share voting and dispositive power with respect to the securities held by Morningside. Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities held by Morningside. Morningside is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen. The address of Morningside is 2nd Floor, Le Prince de Galles, 3-5 Avenue Citronniers, MC 98000, Monaco.

(2)

Consists of     shares of common stock issuable upon the deemed conversion of     shares of the Company’s redeemable convertible preferred stock held by Alpha Wave Ventures II, LP. Alpha Wave Ventures GP, Ltd (AW Ventures GP) is the general partner of Alpha Wave Ventures II, LP, and therefore may be deemed to exercise voting and dispositive control over the shares held by Alpha Wave Ventures II, LP. AW Ventures GP is a joint venture between Alpha Wave Global, LP and Lunate Capital Holding RSC LTD. Richard Gerson is the Chairman and Chief Investment Officer of Alpha Wave Global, LP. The address for each of Alpha Wave Ventures II, LP, Alpha Wave Ventures GP, Ltd and Richard Gerson is 667 Madison Avenue, 19th Floor, New York, New York 10065. The address for Lunate Capital Holding RSC LTD is Unit No. 1, Floor 8, 9, 10, 11, 12, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.

(3)

Consists of     shares of common stock issuable upon the deemed conversion of     shares of the Company’s redeemable convertible preferred stock held by Columbia Seligman Technology and Information Fund (Columbia Fund), which holds sole voting and investment power over such shares. Columbia Management Investment Advisers, LLC (Columbia Management) is the investment advisor to Columbia Fund and Ameriprise Financial, Inc. (Ameriprise) is the parent holding company of Columbia Management. Ameriprise and Columbia Management disclaim beneficial ownership of any shares held by

Columbia Fund. The address of Ameriprise is 145 Ameriprise Financial Center, Minneapolis, MN 55474, and the address for Columbia Management and Columbia Fund is 290 Congress Street, Boston, MA 02210.

(4)

Consists of (i)    shares of common stock issuable upon the deemed conversion of     shares of the Company’s Class B and Class C common stock held by Shionogi & Co., Ltd. (Shionogi). The board of directors of Shionogi has voting and investment authority with respect to these shares. The board of directors is comprised of Motozo Shiono, Takashi Maeda, Kiyoshi Miyamoto, Hideo Shibagaki, Hideki Okuda, Hitoshi Arita, Mitsuaki Ohtani, Reiji Takeda, Moriyasu Takami, Tomiyasu Hirachi, Nobuzo Takeda, Norio Yamada, Sachio Tokaji, and Isao Teshirogi, none of whom has individual voting or investment authority with respect to these shares and disclaims beneficial ownership of such shares. The address for Shionogi is 1-8 Doshomachi 3-Chome, Chuo-Ku, Osaka 541-0045, Japan.

(5)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options exercisable within 60 days of , 2024.

(6)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options exercisable within 60 days of , 2024.

(7)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options exercisable within 60 days of , 2024.

(8)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options exercisable within 60 days of , 2024.

(9)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options exercisable within 60 days of , 2024.

(10)

Consists of (i)      shares of common stock and (ii)    shares of common stock subject to options exercisable within 60 days of            , 2024. Dr. Cheng, a member of our board of directors, is an investment professional at Morningside Technology Advisory, LLC, an indirect advisor to Morningside. Dr. Cheng has no voting or dispositive power over the shares held by the Morningside shareholder entities and therefore disclaims beneficial ownership of all shares referred to in Footnote 1 above.

(11)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options exercisable within 60 days of , 2024.

(12)	Consists of (i) shares of common stock and (ii) shares of common stock subject to options exercisable within 60 days of , 2024.

(13)

Consists of (i)      shares of common stock beneficially owned by our current executive officers and directors, and (ii)       shares subject to options exercisable within 60 days of      , 2024, all of which are vested as of such date.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our seventh amended and restated certificate of incorporation and second amended and restated bylaws are summaries and are qualified by reference to the seventh amended and restated certificate of incorporation, which will become effective upon the closing of this offering, and the second amended and restated bylaws, which will become effective upon the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.

Upon filing of our seventh amended and restated certificate of incorporation and the closing of this offering, our authorized capital stock will consist of     shares of common stock, par value $0.00001 per share and     shares of preferred stock, par value $0.00001 per share. All of our authorized shares of redeemable convertible preferred stock will be undesignated.

As of      , 2024, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into     shares of Class A common stock in connection with the closing of this offering, resulting in the issuance of      shares of Class A common stock, and (ii) the reclassification and renaming of all outstanding shares of Class A common stock into shares of common stock; there were     outstanding shares of common stock held by     stockholders of record.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, all of our currently outstanding shares of redeemable convertible preferred stock will convert into common stock and we will not have any redeemable convertible preferred stock outstanding. Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to    shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock Options and Grant Plan Shares

As of     , 2024,     shares of our common stock were issuable upon the exercise of stock options at a weighted-average exercise price of $   per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Compensation—Equity Incentive Plans.”

Registration Rights

The investors’ rights agreement grants certain of the holders of our capital stock party thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (i) the shares of our common stock issued upon the conversion of shares of our convertible preferred stock, Class B common stock and Class C common stock, (ii) the shares of common stock issued upon the conversion of any other security, (iii) shares of common stock held by certain of the holders of our capital stock party thereto as of the date of the investors’ rights agreement, and (iv) any shares of our common stock issued as a dividend or other distribution with respect to the shares described in the foregoing clause (i), (ii), and (iii). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Holders of      shares of our common stock (including shares issuable upon the conversion of our preferred stock, Class B common stock and Class C common stock) are entitled to such registration rights pursuant to the investors’ rights agreement.

Expenses of Registration

Subject to specified conditions and limitations, we are required to pay all expenses, other than underwriting discounts and commissions and stock transfer taxes incurred in connection with any exercise of these registration rights.

Expiration of Registration Rights

These registration rights will expire on the earlier to occur of (i) the closing of a “Deemed Liquidation Event” (as such term is defined in our seventh amended and restated certificate of incorporation), (ii) such time after the consummation of this offering in which all of such holders’ registrable shares can be sold without limitation under SEC Rule 144 or another similar exemption under the Securities Act, and (3) the fifth anniversary of the closing of this offering.

Demand Registration Rights

At any time after the earlier of (i) the fourth anniversary of the date of the investors’ rights agreement, or (ii) 180 days after the effectiveness of the registration statement for this offering, the holders of 30% of the registerable securities then outstanding under the investors’ rights agreement may request that we prepare, file, and maintain a registration statement on Form S-1 to register the sale of their registrable securities, provided such registerable securities have an anticipated aggregate offering price of $15 million, net of selling expenses. Once we are eligible to use a registration statement on Form S-3, the stockholders party to the investors’ rights agreement representing at least 15% of the registrable securities then outstanding may request that we prepare, file, and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price, net of underwriting discounts and commissions, would exceed $3 million.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the investors’ rights agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Termination of Registration Rights

The registration rights terminate upon the earlier of (i) five years after the closing of this offering or (ii) with respect to a particular holder, such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all shares by such holder without limitation during a three-month period without registration.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to      shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Indemnification

The investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling holders of registrable securities in the event of either material misstatements or omissions in the applicable registration statement attributable to us or our violation of the Securities Act, and the selling stockholders are obligated to indemnify us for material misstatements or omission in the registration statement attributable to them, subject to certain limitations.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law, our seventh amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that provide for payment of a premium over the market price for our shares.

Board Composition and Filling Vacancies

Our seventh amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our seventh amended and restated certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No Written Consent of Stockholders

Our seventh amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our second amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of Stockholders

Our seventh amended and restated certificate of incorporation and second amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our second amended and restated bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements

Our second amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our second amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to Certificate of Incorporation and Bylaws

Any amendment of our seventh amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our seventh amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our second amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the second amended and restated bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Choice of Forum

Our second amended and restated bylaws to be effective upon the closing of this offering will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our seventh amended and restated certificate of incorporation or second amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, our second amended and restated bylaws to be effective upon the closing of this offering will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our second amended and restated bylaws to be effective upon the closing of this offering will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Limitations on Liability and Indemnification

See “Executive Compensation-Limitations on liability and indemnification.”

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock approved for listing on The Nasdaq Global Market under the symbol “APNI.”

Transfer Agent and Registrar

On the closing of this offering, the transfer agent and registrar for our common stock will be    .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital. Although we intend to apply to list our common stock on The Nasdaq Global Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of December 31, 2023, and assuming (i) the issuance of     shares in this offering, (ii) the automatic conversion of all outstanding shares of our convertible preferred stock, Class B common stock and Class C common stock into     shares of Class A common stock in connection with the closing of this offering, resulting in the issuance of      shares of Class A common stock, (iii) the reclassification and renaming of all outstanding shares of Class A common stock into shares of common stock; (iv) no exercise of the underwriters’ option to purchase additional shares of common stock and (v) no exercise of outstanding stock options, we will have outstanding an aggregate of    shares of common stock following the closing of this offering.

Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining      shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

Lock-Up Agreements

We, our officers, directors and substantially all of our securityholders, have agreed with the underwriters that for a period of 180 days, after the date of this prospectus, among other things and subject to certain exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request or demand that we file a registration statement related to our common stock or enter into any swap or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, or publicly declare an intention to do any of the foregoing. Upon expiration of the lock-up period, certain of our stockholders will have the right to require us to register their shares under the Securities Act. See the subsection titled “—Registration Rights” below and the section titled “Description of Capital Stock—Registration Rights.”

BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C. may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 10b5-1 Trading Plans

Following the closing of this offering, certain of our officers, directors and significant stockholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or stockholder when entering into the plan, without further direction from such officer, director or stockholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or stockholder in connection with this offering.

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, and who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately     shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume in our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer. Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and Nasdaq concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of an issuer’s employees, directors, officers, consultants or advisors who purchase shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act are entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2017 Plan, the 2024 Plan, and the ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described above, and Rule 144 limitations applicable to affiliates.

Registration Rights

Upon completion of this offering, certain holders of our securities will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration rights” appearing elsewhere in this prospectus for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the IRS), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction, or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers, or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” and entities, all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation or entity treated as a corporation that is created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section titled “Dividend Policy,” we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in our common stock, but not below zero. Any excess will be treated as capital gain realized on the sale or other disposition of our common stock and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act (FATCA), dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S.

Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (USRPI), by reason of our status as a U.S. real property holding corporation (USRPHC), for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our common stock, actually or constructively, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS also may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless the taxpayer provides a properly completed IRS Form W-8BEN-E or W-8-IMY (or other applicable form) claiming an exemption from FATCA withholding.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2021, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

BofA Securities, Inc., Jefferies LLC, and Evercore Group L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
Evercore Group L.L.C.
BTIG, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $    per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $  million and are payable by us. We have also agreed to reimburse the underwriters for their expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (FINRA), in an amount up to $  .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to    additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (collectively, the Lock-Up Securities), for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC, and Evercore Group L.L.C. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock;

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing.

This lock-up provision applies to the Lock-Up Securities now owned or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. BofA Securities, Inc., Jefferies LLC, and Evercore Group L.L.C., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Nasdaq Global Market Listing

We expect the shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “APNI.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering, the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom (UK), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the Financial Services and Markets Act 2000 (the FSMA), except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the Financial Promotion Order), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Goodwin Procter LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the underwriters by Allen Overy Shearman Sterling US LLP, New York, New York.

EXPERTS

The financial statements of Apnimed, Inc. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have submitted to the SEC a confidential registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.

We also maintain a website at www.apnimed.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendment to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

APNIMED, INC. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and Board of Directors of Apnimed, Inc.

Opinion

We have audited the consolidated balance sheets of Apnimed, Inc. and subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance its future operations raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 1, 2024

We have served as the Company’s auditor since 2020.

APNIMED, INC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amount)

	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$26,546	$133,827
Short-term investments	147,411	—
Prepaid and other current assets	2,505	2,023
Operating lease right-of-use asset	—	109

Total current assets	176,462	135,959
PROPERTY AND EQUIPMENT, NET	46	—
EQUITY METHOD INVESTMENT	37,500	—
OTHER ASSETS	31	31

TOTAL ASSETS	$214,039	$135,990

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$4,100	$940
Accrued expenses and other current liabilities	6,087	2,418
Operating lease liability	—	109
Short-term deferred revenue	10,000	—

Total current liabilities	20,187	3,467
LONG TERM LIABILITIES:
Deposit liability	64,355	—
Deferred revenue	65,000	—

TOTAL LIABILITIES	149,542	3,467

COMMITMENTS AND CONTINGENCIES (NOTE 7)
Convertible Preferred Stock, $0.00001 par value, 24,224,663 shares authorized and outstanding at December 31, 2023 and 2022. Liquidation preference of $208,018 at December 31, 2023 and 2022.	204,890	204,890
STOCKHOLDERS’ DEFICIT:
Common stock, $0.00001 par value, 41,000,000 (37,854,755 Class A, 2,948,668 Class B, and 196,577 Class C) and 34,000,000 (Class A) shares authorized as of December 31, 2023 and 2022, respectively; 5,353,355 (2,404,687 Class A, 2,752,091 Class B, and 196,577 Class C) and 2,377,687 (Class A) shares issued and outstanding as of December 31, 2023 and 2022, respectively.	1	1
Additional paid-in capital	17,454	5,234
Accumulated deficit	(157,848)	(77,602)

Total stockholders’ deficit	(140,393)	(72,367)

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$214,039	$135,990

See notes to consolidated financial statements.

APNIMED, INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share amounts)

	December 31,
	2023	2022
LICENSE REVENUE—RELATED PARTY	$—	$1,000
OPERATING EXPENSES:
Research and development	37,207	20,919
General and administrative	11,309	6,629

Total operating expenses	48,516	27,548

LOSS FROM OPERATIONS	(48,516)	(26,548)
OTHER INCOME:
Interest income	5,770	472
Other expense	—	(132)

Total other income	5,770	340

NET LOSS BEFORE LOSS FROM EQUITY METHOD INVESTMENT AND TAXES	(42,746)	(26,208)
Income tax expense	—	—
Loss from equity method investment	(37,500)	—

NET LOSS	(80,246)	(26,208)
OTHER COMPRENSIVE LOSS—Cumulative effect of foreign currency	—	(9)

COMPREHENSIVE LOSS	$(80,246)	$(26,217)

Net loss per share of Class A, Class B, and Class C stock, basic and diluted in 2023; Class A stock, basic and diluted in 2022	$(27.84)	$(11.04)

Weighted average common shares outstanding, basic and diluted	2,882,585	2,374,624

See notes to consolidated financial statements.

APNIMED, INC AND SUBSIDIARY

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amount)

	Total Convertible Preferred Stock See Footnote #11		Common Stock See Footnote #12		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Outstanding Shares	Amount	Outstanding Shares	Amount
BALANCE—January 1, 2022	10,566,007	$63,140	2,363,012	$1	$4,247	$(9)	$(51,385)	$(47,146)
Vesting of restricted stock	—	—	14,675	—	—	—	—	—
Issuance of Series C-1 preferred stock—net of issuance costs of $396	4,222,581	37,104	—	—	—	—	—	—
Issuance of Series C-2 preferred stock—net of issuance costs of $43	2,252,042	24,957	—	—	—	—	—	—
Issuance of Series C-3 preferred stock—net of issuance costs of $61	7,184,033	79,689	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	987	—	—	987
Other comprehensive loss	—	—	—	—	—	9	(9)	—
Comprehensive loss	—	—	—	—	—	—	(26,208)	(26,208)

BALANCE—December 31, 2022	24,224,663	204,890	2,377,687	1	5,234	—	(77,602)	(72,367)
Exercise of stock options	—	—	27,000	—	41	—	—	41
Issuance of common stock—net of issuance costs of $27	—	—	2,948,668	—	10,618	—	—	10,618
Stock-based compensation	—	—	—	—	1,561	—	—	1,561
Net loss	—	—	—	—	—	—	(80,246)	(80,246)

BALANCE—December 31, 2023	24,224,663	$204,890	5,353,355	$1	$17,454	$—	$(157,848)	$(140,393)

See notes to consolidated financial statements.

APNIMED, INC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	December 31,
	2023	2022
OPERATING ACTIVITIES:
Net loss	$(80,246)	$(26,208)
Stock-based compensation	1,561	987
Non-cash lease expense	109	190
Accretion of discount on short-term investments	(4,106)	—
Depreciation	1	—
Loss from equity method investment	37,500	—
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Prepaid assets, other current assets and other assets	(481)	(1,152)
Accounts payable	3,160	441
Accrued expenses and other current liabilities	3,668	803
Deferred revenue	—	(1,000)
Deposit liability	64,355	—
Operating lease liability	(109)	(190)

Net cash provided by (used in) operating activities	25,412	(26,129)

INVESTING ACTIVITIES:
Purchase of property and equipment	(47)	—
Purchase of short-term investments	(270,305)	—
Maturity of short-term investments	127,000	—

Net cash used in investing activities	(143,352)	—

FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock	—	142,250
Proceeds from issuance of common stock	10,645	—
Proceeds from exercise of stock options	41	—
Payment of stock offering costs	(27)	(500)

Net cash provided by financing activities	10,659	141,750
Effect of exchange rate changes on cash and cash equivalents	—	1

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(107,281)	115,622
CASH AND CASH EQUIVALENTS—Beginning of period	133,827	18,205

CASH AND CASH EQUIVALENTS—End of period	$26,546	$133,827

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Equity method investment obtained in exchange for revenue arrangement (see Note 4)	$75,000	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$—	$284

See notes to consolidated financial statements.

APNIMED, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

(in thousands, except share and per share amount)

1. DESCRIPTION OF BUSINESS, ORGANIZATION AND LIQUIDITY

Business—Apnimed, Inc. and its subsidiary Apnimed Australia PTY LTD (the “Company” or “Apnimed”) are based in Cambridge, Massachusetts. Apnimed is a clinical-stage pharmaceutical company dedicated to the discovery, development, and commercialization of novel oral therapies that address the neurobiology of sleep-related breathing diseases. Apnimed’s lead program, AD109, targets nighttime neurotransmitter systems in the central nervous system to activate upper airway muscles and maintain an open airway during sleep.

Liquidity—Since inception, the Company has devoted substantially all of its efforts to business planning, research and development, recruiting management and technical staff, and raising capital and has financed operations primarily through the private equity and debt financings and the Right of First Negotiation Agreement (“ROFN Agreement”) entered into with Shionogi & Co., Ltd. (“Shionogi”) during the year ended December 31, 2023.

Apnimed is subject to risks and uncertainties common to early-stage companies in the pharmaceutical industry, including, but not limited to, development by competitors of new therapies, dependence on key personnel, protection of proprietary technology, compliance with government regulations and ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if product development efforts are successful, it is uncertain when, if ever, the Company will obtain necessary regulatory approvals and realize significant revenue from product sales.

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since its inception in 2017, the Company has focused primarily on developing and progressing its product candidates through clinical development, organizing and staffing its company, research and development activities, establishing and protecting its intellectual property portfolio, and raising capital. The Company has not generated any revenue from sales of its product candidates, as none have been approved for commercialization. The Company has historically financed its operations primarily through private equity financings, debt financings and other capital resources.

The Company has incurred losses each year since inception, including net losses of $80.2 million and $26.2 million, for the years ended December 31, 2023 and 2022, respectively. In addition, as of December 31, 2023, the Company had an accumulated deficit of $157.8 million. The Company expects to continue to generate operating losses and negative cash flows for the foreseeable future as it continues to develop its product candidates. The Company expects that its cash, cash equivalents and short-term investments of $174.0 million in the aggregate as of December 31, 2023 will not be sufficient to fund operating expenses and capital requirements for twelve months from the date these annual consolidated financial statements are issued.

The Company will not generate any future revenue from product sales unless and until it successfully completes clinical development and obtains regulatory approval for one or more of its product candidates. If the Company obtains regulatory approval for any of its product candidates, it expects to incur significant expenses related to developing its internal commercialization capability to support manufacturing, product sales, marketing, and distribution. As a result, the Company will need substantial additional funding to support its operating activities as it advances its product candidates through clinical development, seeks regulatory approval, and if any of its product candidates are approved, proceeds to commercialization.

Until such time as the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operating activities through equity offerings. Adequate funding may not be available to the Company on acceptable terms, or at all. If the Company is unable to obtain funding, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Based on its recurring losses from operations since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, the Company has concluded that there is substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. Upon the completion of a qualified IPO on specified terms, the Company’s outstanding convertible preferred stock and Class B and Class C common stock will convert into shares of common stock (see Notes 11 and 12). In the event the Company does not complete an IPO, the Company will seek additional funding through private equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain funding on acceptable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation—These consolidated financial statements include the accounts of Apnimed Australia PTY LTD. All intercompany amounts have been eliminated in consolidation. Effective December 31, 2022, Apnimed Australia PTY LTD was closed, and it was dissolved in 2023.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, and liabilities and disclosure of contingent assets and liabilities at the date of the consolidate financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management considers many factors in developing the estimates including business trends, historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources and adjusts those estimates and assumptions when facts and circumstances dictate.

Foreign Currency Translation—The assets and liabilities of the Company are translated to U.S. dollars when the functional currency in the Company’s international subsidiary is the local currency and not U.S.

dollars. Assets and liabilities of the subsidiary are translated to U.S. dollars at the exchange rate on the balance sheet date, and revenue, costs and expenses are translated at average rates of exchange in effect during the period. The corresponding translation gains and losses are recorded as a component of accumulated other comprehensive income or loss.

Financial Instruments—The Company occasionally issues hybrid financial instruments that contain potential embedded financial instruments. Apnimed assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the “host” contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (i) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (ii) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value with any changes in fair value recorded in operations. We did not have any financial instruments classified as derivatives as of December 31, 2023 or 2022.

Cash Equivalents—The Company considers all highly liquid investments, other than securities issued by the U.S. government, with original maturities of three months or less at the date of purchase to be cash equivalents.

The Company’s cash equivalents, which are funds held in money market accounts, are measured at fair value on a recurring basis. The carrying amount of cash equivalents was $25.3 million and $93.3 million as of December 31, 2023 and 2022, respectively, which approximates fair value and was determined based upon Level 1 inputs. The money market accounts are valued using quoted market prices with no valuation adjustments applied and are categorized as Level 1.

Short-term Investments—The objectives of the Company’s investment policy are to ensure the safety and preservation of invested funds, as well as to maintain liquidity sufficient to meet cash flow requirements. The Company invests its excess cash in securities issued by the U.S. government. The Company records its short-term investments at cost and accrues interest when earned. All short-term investments have maturities less than one year. Short-term investments were $147.4 million as of December 31, 2023, which approximates fair value and was determined based upon Level 1 inputs and will mature in 2024.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents and short-term investments. The Company may maintain deposits in financial institutions in excess of government insured limits. The Company believes that it is not exposed to significant credit risk as its deposits are held at financial institutions that management believes to be of high credit quality and the Company has not experienced any losses on these deposits. The Company regularly invests excess cash with major financial institutions in money market funds and U.S. government securities, all of which can be readily purchased and sold using established markets. As of December 31, 2023 and 2022, the Company’s cash, cash equivalents and short-term investments were held with two financial institutions. The Company believes that the market risk arising from its holdings of these financial instruments is mitigated as many of these securities are either government backed or high credit rating.

Fair Value of Financial Instruments—Fair value is defined as the price the Company would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2—Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in Level 3.

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, Apnimed’s policy is to recognize significant transfers between levels at the end of the reporting period. The significance of transfers between levels is evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

Property and Equipment, Net—Property and equipment, consisting of computers, furniture and fixtures, office equipment and leasehold improvements are stated at cost, less accumulated depreciation. Property and equipment is depreciated using the straight line method over the estimated useful lives of the assets, generally three to five years. Such costs are periodically reviewed for recoverability when impairment indicators are present.

Details of property and equipment are presented as follows (in thousands):

	December 31,
	2023	2022
Computers and software	$23	$—
Leasehold improvements	24	—

Total	47	—
Accumulated depreciation	(1)	—

Property and equipment, net	$46	$—

Equity Method Investment—The Company utilizes the equity method of accounting to account for an investment in an entity that it does not control, but in which it has the ability to exercise significant influence over operating and financial policies. On assessing whether the Company exercises significant influence, the Company considers the nature and magnitude of the investment, the voting and protective rights the Company holds, any participation in the governance of the other entity and other relevant factors.

Under the equity method of accounting, the Company’s investments are initially recorded at fair value on the consolidated balance sheet. Upon initial investment, the Company evaluates whether there are basis differences between the carrying value and fair value of the Company’s proportionate share of the investee’s underlying assets. To the extent there are basis differences identified, the Company typically amortizes basis differences identified for identifiable assets on a straight-line basis over the underlying assets estimated useful lives when calculating the attributable earnings or losses, excluding the basis differences attributable to in-process research and development that has no alternative future use. The Company subsequently records in the consolidated statements of operations and comprehensive loss its share of income or loss of the other entity within other income and expense, which results in an increase or decrease to the carrying value of the investment. If the share of losses exceeds the carrying value of the Company’s investment, the Company will suspend recognizing additional losses and will continue to do so unless it commits to providing additional funding; however, if there are intra-entity profits this can cause the investment balance to go negative.

The Company evaluates its equity method investments for impairment whenever events or changes in circumstance indicate that a decline in value has occurred that is other than temporary. Evidence considered in this evaluation includes, but would not necessarily be limited to, the financial condition and near-term prospects of the investee, recent operating trends and forecasted performance of the investee, and the Company’s strategic plans for holding the investment in relation to the period of tie expected for an anticipated recovery of its carrying value. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period and the investment is written down to fair value.

At December 31, 2023, the Company accounted for its investment in Shionogi-Apnimed Sleep Science, LLC (“SASS”) under the equity method of accounting, and no impairment charges were recognized during the year ended December 31, 2023. Refer to Note 4 for further discussion.

Leases—In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASC 842”), as subsequently amended, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors), and replaces the existing guidance in Accounting Standards Codification (“ASC”) 840, Leases. The Company adopted ASC 842, effective January 1, 2022, using the modified retrospective approach and utilizing the effective date as its date of initial application.

The adoption of this standard resulted in the recognition of operating lease right-of-use assets of $0.3 million and operating lease liabilities of $0.3 million as of January 1, 2022 relating to the Company’s office lease in Cambridge, Massachusetts. The adoption of this standard did not have a significant impact on the Company’s consolidated statements of operations or statements of cash flows.

At the inception of a contractual arrangement, the Company determines whether the contract contains a lease by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset in exchange for consideration over a period of time. If both criteria are met, the Company records the associated lease liability and corresponding right-of-use asset upon commencement of the lease using the implicit rate or a discount rate based on a credit-adjusted secured borrowing rate commensurate with the term of the lease.

The Company additionally evaluates leases at their inception to determine if they are to be accounted for as an operating lease or a finance lease. A lease is accounted for as a finance lease if it meets one of the following five criteria: (i) the lease has a purchase option that is reasonably certain of being exercised, (ii) the present value of the future cash flows is substantially all of the fair market value of the underlying asset, (iii) the lease term is for a significant portion of the remaining economic life of the underlying asset, (iv) the title to the underlying asset transfers at the end of the lease term, or (v) if the underlying asset is of such a specialized nature that it is expected to have no alternative uses to the lessor at the end of the term. Leases that do not meet the finance lease criteria are accounted for as an operating lease. Operating lease assets represent a right to use an underlying asset for the lease term and operating lease liabilities represent an obligation to make lease payments arising from the lease. Operating lease liabilities with a term greater than one year and their corresponding right-of-use assets are recognized on the balance sheet at the commencement date of the lease based on the present value of lease payments over the expected lease term.

Certain adjustments to the right-of-use asset may be required for items such as initial direct costs paid or incentives received. As the Company’s leases do not typically provide an implicit rate, the Company utilizes the appropriate incremental borrowing rate, determined as the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment. For finance leases, depreciation expense is recognized for the leased asset acquired and interest expense is recognized related to the portion of the financing in the statements of operations and comprehensive loss. For operating leases, lease cost is recognized on a straight-line basis over the lease term and variable lease payments are recognized as operating expense in the period in which the obligation for those payments is incurred. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. All other leases are recorded on the consolidated balance sheet with a corresponding operating lease asset, net, representing the right to use the underlying asset for the lease term and the operating lease liabilities representing the obligation to make lease payments arising from the lease.

Revenue Recognition—The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”).

From time to time, the Company enters into license and/or research and development agreements that are within the scope of ASC 606, under which the Company licenses, may license, or grants an option to license rights to certain of the Company’s product candidates or performs research and development services (see Note 4 and Note 8). The terms of these agreements typically include payment of one or more of the following: non-refundable, up-front fees; developmental, clinical, regulatory, and commercial sales milestone payments; royalties on net sales of licensed products and research and development funding payments.

In accordance with ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services.

To determine the appropriate amount of revenue to be recognized, for agreements within the scope of ASC 606, the Company performs the following five steps: (i) identification of the contract with the customer; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the separate performance obligations in the contract; and (v) recognize revenue associated with performance obligations as they are satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect consideration it is entitled to in exchange for the goods or services it transfers to the customer.

The promised goods or services in the Company’s agreements typically consist of a license, or option to license, rights to the Company’s intellectual property and/or research and development services. Performance obligations are promises in a contract to transfer a distinct good or service to the customer and are considered distinct when (i) the customer can benefit from the good or service on its own or together with other readily available resources and (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying intellectual property, the capabilities of the customer to develop the intellectual property on its own or whether the required expertise is readily available, and whether the goods or services are integral or dependent to other goods or services in the contract.

The Company estimates the transaction price based on the amount expected to be received for transferring the promised goods or services in the contract. The consideration may include fixed consideration or variable consideration. At the inception of each agreement that includes variable consideration, the Company evaluates the amount of potential payment and the likelihood that the payments will be received. The Company utilizes either the most likely amount method or expected value method to estimate the amount expected to be received based on which method best predicts the amount expected to be received. The amount of variable consideration that is included in the transaction price may be constrained and is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period.

The Company’s contracts often include development and regulatory milestone payments that are assessed under the most likely amount method and constrained if it is probable that a significant revenue reversal would occur. Milestone payments that are not within the Company’s control or the licensee’s control, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. At the end of each reporting period, the Company re-evaluates the probability of achievement of such development and clinical milestones and any related constraint, and if necessary, adjusts its estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect collaboration and other research and development revenue in the period of adjustment.

For agreements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied). To date, the Company has not recognized any royalty revenue resulting from any of the Company’s collaboration or strategic alliance agreements.

The Company allocates the transaction price based on the estimated standalone selling price. The Company must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. The Company utilizes key assumptions to determine the stand-alone selling price, which may include other comparable transactions, pricing considered in negotiating the transaction, and the estimated costs. Variable consideration is allocated specifically to one or more performance obligations in a contract when the terms of the variable consideration relate to the satisfaction of the performance obligation and the resulting amounts allocated are consistent with the amounts the Company would expect to receive for the satisfaction of each performance obligation.

The consideration allocated to each performance obligation is recognized as revenue when control is transferred for the related goods or services. For performance obligations which consist of licenses and other promises, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

The Company receives payments from its customers based on billing schedules established in each contract. Up-front payments and fees are recorded as deferred revenue upon receipt or when due until the Company performs its obligations under these arrangements. Deferred revenue that is anticipated to be recognized within the next 12 months is recorded as current portion of deferred revenue and the remaining portion is included in long term liabilities as deferred revenue on the consolidated balance sheets. Amounts are recorded as accounts receivable when the Company’s right to consideration is unconditional.

Accrued Research and Development Costs—The Company records accruals for estimated costs of preclinical and clinical studies and manufacturing development. A portion of its clinical research and manufacturing development activities are conducted by third-party service providers, including clinical research organizations and contract manufacturing organizations. The financial terms of these contracts are subject to negotiation, which vary by contract and may result in payments that do not match the periods over which materials or services are provided. The Company accrues the costs incurred under the agreements based on an estimate of actual work completed in accordance with the agreements. In the event the Company makes advance payments for goods or services that will be used or rendered for future research and development activities, the payments are deferred and capitalized as a prepaid expense and recognized as expense as the goods are received or the related services are rendered. Such payments are evaluated for current or long-term classification based on when they are expected to be realized. If the Company does not identify costs that have begun to be incurred or if the Company underestimates or overestimates the level of services performed or the costs of these services, actual expenses could differ from estimates.

Convertible Preferred Stock—The Company classifies convertible preferred stock as temporary equity outside of stockholders’ deficit on the accompanying consolidated balance sheets due to certain redemption events that are not within the Company’s control.

Stock-based Compensation—The Company periodically grants stock options and restricted stock awards to employees and non-employees, which generally vest over a four-year period.

Compensation expense is measured at the estimated fair value of the common stock and is included as compensation expense over the vesting period during which an employee provides service in exchange for the award. Equity-based compensation expense is classified in the consolidated statement of operations and comprehensive loss in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified. The Company recognizes forfeitures related to equity-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The fair value of each stock option and restricted stock award is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). The following summarizes the inputs used:

Expected Volatility—Apnimed is a private company and lacks company-specific historical and implied volatility information. Therefore, the Company estimates expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until the Company has adequate historical data regarding the volatility of its own traded stock price.

Expected Term—The expected term of stock options was calculated using the simplified method, which represents the average of the contractual term of the option and weighted average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term.

Risk-free Interest Rate—For determination of the risk-free interest rates, the Company utilizes the U.S. Treasury yield curve in effect at the time of option grant for time periods approximately equal to the expected term of the grant.

Dividends—Expected dividend yield is assumed to be zero because the Company has never paid dividends and does not have current plans to pay dividends on its common stock.

The fair value of the underlying common stock utilized in Black-Scholes is determined by the board of directors with the assistance of management and third-party valuation specialists. The fair value of common stock is determined using valuation methodologies which utilizes certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability. In determining the fair value of common stock, the methodologies used to estimate enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Research and Development Expenses—The Company expenses research and development costs as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and benefits, materials and supplies, preclinical expenses, stock-based compensation expense, contract services, and other external development expenses. The Company records research and development activities conducted by third-party service providers, which include work related to preclinical studies, clinical trials, and contract manufacturing activities, to research and development expense as incurred. The Company is required to estimate the amount of services provided but not yet invoiced and include these expenses in accrued expenses and other current liabilities on the consolidated balance sheets and within research and development expenses in the statements of operations and comprehensive loss. These expenses are a significant component of the Company’s research and development expenses and require significant estimates and judgments. The Company accrues for these expenses based on factors such as estimates of the work completed and in accordance with agreements established with its third-party service providers. As actual expenses become known, the Company adjusts its accrued expenses.

Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

The Company has evaluated significant tax positions against the criteria established by professional standards and concluded there are no such tax positions requiring accounting recognition in the consolidated financial statements. The Company further maintains a full valuation allowance against all deferred tax assets. If the Company were to incur interest and penalties on uncertain tax positions, it would classify them as income tax expense. The tax returns are subject to examination by taxing authorities generally for three years from the filing date.

Segment Information—Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one operating segment, which is the business of developing and commercializing proprietary therapeutics. All the tangible assets and operations of the Company’s sole operating segment are located in the United States.

Net Loss per Share—Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares and common share equivalents outstanding for the period. Common stock equivalents are only included when their effect is dilutive.

During the year ended December 31, 2023, the Company used the two-class method to compute net loss per share relating to the Company’s multiple classes of common stock. The two-class method requires losses for the period to be allocated between classes of common stock based upon their respective rights to participate in undistributed losses of the Company.

Under the two-class method, basic loss per common share is computed by dividing the net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period. The components of basic and diluted net loss per share by class of common stock as of are as follows:

	Weighted average number of shares	Loss per share
Class A common stock	2,398,411	$(27.84)
Class B common stock	452,399	$(27.84)
Class C common stock	31,775	$(27.84)

	2,882,585	$(27.84)

The Company had one class of common stock outstanding for the year ended December 31, 2022.

The Company’s potentially dilutive securities, which include outstanding stock options and preferred stock have been excluded from the computation of diluted net loss per share as they would be anti-dilutive. The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted net loss per share because their inclusion would be anti-dilutive:

	December 31,
	2023	2022
Redeemable convertible preferred stock	24,224,663	24,224,663
Options to purchase common stock	6,348,194	5,300,819

	30,572,857	29,525,482

Recently Issued Accounting Pronouncements—In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including public entities with a single reportable segment, to provide in interim and annual periods one or more measures of segment profit or loss used by the chief operating decision maker to allocate resources and assess performance. Additionally, the standard requires disclosures of significant segment expenses and other segment items as well as incremental qualitative disclosures. The guidance in this update is effective for fiscal years beginning after December 15, 2023, and interim periods after December 15, 2024. The Company is currently in the process of evaluating the effects of this pronouncement on its related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities to disclose specific categories in the effective tax rate reconciliation, as well as additional information for reconciling items that exceed a quantitative threshold. ASU 2023-09 also requires all entities to disclose income taxes paid disaggregated by federal, state and foreign taxes, and further disaggregated for specific jurisdictions that exceed 5% of total income taxes paid, among other expanded disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

3. FAIR VALUE MEASUREMENT

The following table sets forth the recurring fair value of the Company’s financial assets and liabilities, allocated into the Level 1, Level 2 and Level 3 hierarchy that were measured at fair value on a recurring basis (in thousands):

	Fair Value Measurements as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds(1)	$25,332	$—	$—	$25,332
U.S. government treasury bills	147,411	—	—	147,411

Total financial assets	$172,743	$—	$—	$172,743

	Fair Value Measurements as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds(1)	$93,345	$—	$—	$93,345

Total financial assets	$93,345	$—	$—	$93,345

(1)	Included in cash and cash equivalents in the accompanying consolidated balance sheets.

There were no net unrealized gains or losses on investments as of December 31, 2023.

4. EQUITY-METHOD INVESTMENT

On October 31, 2023 (the “Closing Date”), the Company and Shionogi created a joint venture, SASS, for the purpose of conducting research and development activities to treat, prevent, and mitigate obstructive sleep apnea and other sleep and breathing diseases.

In the formation of the joint venture, the Company contributed an exclusive license to SASS for intellectual property and know-how related to certain of the Company’s sleep and breathing disease programs, excluding any rights to the Company’s AD109 and AD504 programs, and executed a Master Services Agreement (“MSA”). Under the MSA, SASS will contract with the Company for various services including research and development services. In exchange for this contribution, the Company received 50% ownership in SASS. Shionogi contributed $75 million cash, an exclusive license for certain intellectual property related to certain of their sleep programs, and executed the MSA. In exchange for the contribution, Shionogi received 50% ownership in SASS.

The initial term of SASS is five years (“Initial Term”) extendable by successive two-year increments upon mutual agreement of the Company and Shionogi. The Company and Shionogi are each entitled to designate three individuals to the SASS board of managers. Membership interests cannot be transferred prior to the expiration of the Initial Term.

The Company has significant influence over, but does not control, SASS through its noncontrolling representation on SASS’s board of managers and the Company’s equity interest in SASS. The Company is not the primary beneficiary as it does not have the power to solely direct the activities of SASS that most significantly impact SASS’s economic performance. Accordingly, the Company does not consolidate the financial statements of SASS and accounts for its investment using the equity method of accounting.

The Company recorded its equity method investment in SASS at fair value as of the Closing Date. The initial fair value of the Company’s investment was $75.0 million which represents the fair value of the equity received. The Company recorded the initial investment of $75.0 million on its consolidated balance sheet and recognized deferred revenue (refer to Note 10). SASS did not perform any administrative or operating activities in 2023. SASS recorded a net loss of $75.0 million from inception to December 31, 2023 comprised entirely of the immediate expense of contributed in process research and development which did not meet the criteria for alternative future use due to the pre-clinical stage of development. The Company recorded its equity share of losses as a reduction of its carrying value of the equity method investment within the consolidated balance sheet, resulting in a balance of $37.5 million as of December 31, 2023, and separately within loss from equity method investment within the consolidated statement of operations and comprehensive loss for the year ended December 31, 2023.

As of December 31, 2023, SASS did not have any accrued liabilities and held assets of $75.0 million comprised entirely of cash contributed at formation. The following table summarizes the SASS statement of operations from inception to December 31, 2023 (dollars in millions):

December 31, 2023
Research and development expenses	$75.0

Loss from continuing operations	$(75.0)

Net and comprehensive loss	$(75.0)

Net loss attributable to Apnimed	$(37.5)

5. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2023	2022
Employee compensation costs	$3,121	$1,301
Research and development costs	2,610	701
Professional costs	318	241
Other	38	175

Total accrued expenses and other current liabilities	$6,087	$2,418

6. OPERATING LEASE

At December 31, 2023, the Company is a party to a property lease in Cambridge, Massachusetts. The lease was entered into with a related party in March 2019, amended in April 2021, and expired in July 2023, at which time the Company went month-to-month under the same lease agreement. The lessor is considered a related party as the entity is an affiliate of a shareholder in the Company.

The lease agreement obligates the Company to pay Cambridge city taxes, insurance and certain maintenance costs (hereinafter referred to as non-lease components).

The following table presents the classification of the right-of-use assets and operating lease liabilities (in thousands):

	December 31,
	2023	2022
Assets
Operating lease right-of-use assets	$—	$109

Liabilities
Operating lease liabilities, current	$—	$109

Rent expense and cash paid for leases and included in operating cash flows for each of the years ended December 31, 2023 and 2022 was $0.2 million.

There were no future minimum lease payments required under the operating lease as of December 31, 2023.

7. COMMITMENTS AND CONTINGENCIES

BWH License Agreement—The Company signed an exclusive Patent License Agreement with the Brigham and Woman’s Hospital, Inc. (“BWH”), now a subsidiary of Mass General Brigham, Inc., on June 19, 2018 (as amended and restated on December 29, 2020). Under the agreement, the Company is required to make milestone and royalty payments up to $8.6 million upon achievement of certain development, regulatory and commercial milestones across products including AD109. Subject to an annual minimum royalty amount that is creditable against earned royalties, the Company agreed to pay BWH royalties equal to a low single digit percentage of net sales of the products covered by the agreement and a low double-digit percentage of revenue that the Company receives from sublicensing. If the Company undergoes a change of control, the Company will be required to pay BWH at least $250,000 and as much as $500,000, depending on the patents and patent applications that remain licensed to the Company on the effective date of the change of control.

During the year ended December 31, 2023, the Company paid BWH a milestone payment of $0.25 million when the first patient was dosed in a Phase 3 clinical trial, which is recorded in research and development expenses in the consolidated statement of operations. No fees associated with the agreement with BWH were paid during the year ended December 31, 2022.

Legal Proceedings—The Company is not currently a party to any material legal proceedings that are currently pending or threatened and the Company was not subject to any material legal proceedings during the years ended December 31, 2023 and 2022. However, from time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. At each reporting date, the Company evaluates whether a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses the costs related to its legal proceedings as incurred.

8. LICENSE REVENUE

In March 2021, the Company signed a license option agreement (“Option Agreement”) with a shareholder who is a related party. Under the terms of the Option Agreement, the shareholder was granted an option to obtain an exclusive royalty bearing license to AD109, for use in China. The Company received a nonrefundable upfront payment of $1.0 million in consideration for entering into the agreement and accounted for the Option Agreement in accordance with ASC 606. As of December 31, 2021, the upfront consideration was recorded as deferred revenue. The term of the Option Agreement expired on April 1, 2022, and deferred revenue was recognized as license revenue in April 2022.

9. DEPOSIT LIABILITY

On November 1, 2023, the Company entered into a ROFN Agreement and a Common Stock Purchase Agreement with Shionogi for a total combined consideration of $75 million. Pursuant to the ROFN Agreement, the Company granted Shionogi a right of first negotiation for certain sleep and breathing disease programs, excluding, but not limited to, AD109, as well as a right to receive notice of unsolicited offers for such sleep and breathing disease programs. In evaluating the nature of the ROFN Agreement under ASC 606, the Company concluded the agreement did not represent a contract with a customer as the Company is not legally or contractually obligated to transfer any goods or services at the time the ROFN Agreement was signed. Therefore, the consideration received has been recognized as a deposit liability. The deposit liability recognized represents the Company’s obligation to either transfer goods or services in the future if an agreement is executed. The deposit liability is expected to be recognized as revenue in future periods only if an ASC 606 contract is negotiated.

The total combined transaction price was $75 million. Using the relative fair value method, the Company allocated $64.4 million to the ROFN Agreement representing the nonrefundable rights received, the full amount of which is recorded as a deposit liability at December 31, 2023. Refer to Note 12 for details of common stock issued.

10. DEFERRED REVENUE

As discussed in Note 4, upon formation of the joint venture, the Company entered into multiple agreements with SASS. Based on the nature of these agreements, the Company concluded that SASS represented a customer and analyzed the agreements between Apnimed and SASS in accordance with ASC 606. The Company entered into a limited liability agreement with SASS upon formation of the joint venture, granted SASS an exclusive license for intellectual property and know-how related to certain of the Company’s sleep and breathing disease programs, excluding any rights to the Company’s AD109 and AD504 programs, and executed an MSA with SASS. The Company has combined these contracts for the purpose of identifying the underlying obligations as they were negotiated together with a single commercial objective, the purpose of conducting research and development activities to treat, prevent and mitigate obstructive sleep apnea syndrome and other sleep and breathing diseases, the amount of consideration to be paid in one contract depends on the performance of the other contract, the license and option for future services promised in the contracts are a single performance obligation.

The Company evaluated the promised goods and services under the agreements and determined that the agreements included one performance obligation: a combined performance obligation including the exclusive license, know-how and the services to be performed under the MSA in accordance with SASS’s research and development plan. These services will be contracted under statements of work between Apnimed and SASS. The Company concluded the promised goods and services represent one combined performance obligation given the highly specialized, proprietary approach and technology, as well as a scientific team with an extensive clinical background in sleep medicine, Apnimed is providing to SASS. The research and development services provided to SASS by both Apnimed and Shionogi, under the respective MSAs, on the licenses and IP contributed to SASS are interrelated and interdependent as all are related to the main purpose of SASS, to research and development activities to treat, prevent, and mitigate obstructive sleep apnea syndrome and other sleep and breathing diseases. As such, the promised goods and services are not considered to be distinct in the context of the contract.

The transaction price was determined to be $75.0 million, which represents the fair value of the Company’s equity interest in SASS as of the closing date of the transaction and was initially recorded as deferred revenue. The Company allocated the full transaction price to the combined performance obligation. The Company will recognize the $75.0 million as the Company fulfills its performance obligation to SASS using an input method based on expected costs incurred to provide the MSA services in accordance with SASS’s research and development plan, which in management’s judgment is the best measure of progress towards satisfying the performance obligation as this method provides the most faithful depiction of the entity’s performance in transferring control of the goods and services promised to SASS. The Company will re-evaluate the measure of progress in each reporting period or as new statements of work are executed and, if necessary, adjust the measure of performance and related revenue recognition.

11. CONVERTIBLE PREFERRED STOCK

The Company has issued and outstanding convertible Series A Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock (together, the “Preferred Stock” and each series of the Preferred Stock, a “Series”). A summary of each Series is presented below (gross and net proceeds and liquidation preference presented in thousands).

Series	Date	Issued	Price	Gross Proceeds	Net Proceeds	Liquidation Preference	Shares Authorized and Outstanding
Series A Preferred Stock	June 2018	942,685	$4.7736	$4,500	$4,177	$5,268	942,685
Series A Preferred Stock—conversion of outstanding note	June 2018	160,797	—	—	—	—	160,797
Series A Preferred Stock	July 2018	942,685	$4.7736	4,500	4,177	4,500	942,685
Series A Preferred Stock	January 2019	2,094,855	$4.7736	10,000	9,991	10,000	2,094,855
Series A Preferred Stock	August 2019	1,256,913	$4.7736	6,000	5,030	6,000	1,256,913
Series A-2 Preferred Stock	March 2020	2,349,108	$6.3854	15,000	14,903	15,000	2,349,108
Series B Preferred Stock	March 2021	2,818,964	$8.8685	25,000	24,862	25,000	2,818,964
Series C-1 Preferred Stock	April 2022	4,222,581	$8.8808	37,500	37,104	37,500	4,222,581
Series C-2 Preferred Stock	October 2022	2,252,042	$11.1010	25,000	24,957	25,000	2,252,042
Series C-3 Preferred Stock	December 2022	7,184,033	$11.1010	79,750	79,689	79,750	7,184,033

		24,224,663		$207,250	$204,890	$208,018	24,224,663

Significant provisions of the convertible Preferred Stock are as follows:

Rights, Preferences, Privileges and Restrictions—The shares of the Preferred Stock have the following rights, preferences, privileges and restrictions:

Dividends—The holders of Preferred Stock are entitled to receive non-cumulative and non-accruing dividends on an equal priority, in an amount at least equal to 8% of each Series’ original issue price. Dividends are payable only when, as, and if declared by the Board of Directors of the Company. There have been no dividends declared or paid.

Voting Rights—Each holder of outstanding shares of Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock are convertible. Except as provided by law or by the provisions of the Company’s Sixth Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), holders of the Preferred Stock shall vote together with the holders of Class A Common Stock as a single class, and on an as converted basis.

The holders of record of the shares of Series A Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Company. The holders of record of the shares of Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company. Holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company. Holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, and on an as-converted basis, shall be entitled to elect two directors of the Company (for a total of seven directors on the Board).

Conversion—Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing each Series’ original issue price by each Series’ conversion price in effect at the time of conversion. The original issue price and the conversion price of the Series A Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock are $4.7736, $6.3854, $8.8685, $8.8808, $11.1010 and $11.1010, respectively. Such conversion prices, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustments, for occurrences such as stock splits and combinations, certain dividends, and distributions, and mergers or reorganizations.

All outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the then effective conversion rate, upon the earlier of: (a) the closing of the sale of shares of Class A Common Stock to the public at a price of at least $14.65 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Common Stock), in a firm-commitment underwritten public offering, resulting in at least $75.0 million of proceeds, or (b) the date and time, or the occurrence of an event, specified by a vote or written consent of at least 60% of the holders of shares of Preferred Stock.

Liquidation—In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Preferred Stock shall be entitled to be paid out before any payment shall be made to the holders of common stock, an amount per share equal to one-times (1x) the original issue price, plus any dividends declared but unpaid thereon. After the payment in full of all amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock and Preferred Stock.

In the event of (a) a merger or consolidation in which the Company is a constituent party, or (b) the sale, lease, or transfer (or similar disposition) of all or substantially all of the Company’s assets, a “Deemed Liquidation Event” shall be considered to have occurred. In the event of a Deemed Liquidation Event, if the Company does not effect a dissolution of the Company under Delaware law within sixty days after such Deemed Liquidation Event, then (i) the Company shall notify each holder of Preferred Stock advising such holders of their right to require the redemption of their shares of Preferred Stock, and (ii) the Company shall use the net consideration received by the Company for such Deemed Liquidation Event to redeem each outstanding share held by each holder of Preferred Stock that elects to redeem its shares of Preferred Stock at a price per share equal to the maximum amount per share of Preferred Stock, as applicable, payable under the same procedure as described in the paragraph above.

Redemption Rights—Holders of Preferred Stock are not entitled to any redemption rights other than those rights reserved in connection with a Deemed Liquidation Event.

12. COMMON STOCK

On October 31, 2023, the Company filed the Sixth Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), which authorized three series of Common Stock. Pursuant to the Amendment, each then outstanding share of Common Stock was converted into and became one share of Class A Common Stock. In addition, the Amended and Restated Certificate of Incorporation authorized Class B and Class C Common Stock.

As referenced in Note 9, on November 1, 2023, the Company entered into a Common Stock Purchase Agreement with Shionogi for the sale of 2,752,091 and 196,577 shares of Class B Common Stock and Class C Common Stock, respectively, resulting in gross proceeds received of $9.9 million and $0.7 million, respectively, all of which remain issued and outstanding as of December 31, 2023. Aggregate net proceeds allocated to the common stock issued, after deducting certain expenses incurred of $27 thousand related to the issuance of the shares, were $10.6 million.

As of December 31, 2023 and 2022, the Company had 41,000,000 and 34,000,000 shares, respectively, of authorized common stock with par value of $0.00001 per share (the “Common Stock”). The breakdown by class as of December 31, 2023, is presented below.

December 31, 2023	Authorized	Issued and Outstanding
Class A common stock	37,854,755	2,404,687
Class B common stock	2,948,668	2,752,091
Class C common stock	196,577	196,577

	41,000,000	5,353,355

The Company had one class of common stock outstanding as of December 31, 2022.

Rights, Preferences, Privileges and Restrictions—the shares of the Common Stock have the following rights, preferences, privileges and restrictions:

Voting Rights—Each holder of outstanding shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Each holder of outstanding shares of Class B Common Stock shall be entitled to the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Class B Common Stock are convertible. Except as provided by law or by the provisions of the Amended and Restated Certificate of Incorporation, holders of Class B Common Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted basis. Each holder of outstanding shares of Class C Common Stock shall not be entitled to vote except as required by applicable law.

Conversion—Each share of Class B Common Stock and Class C Common Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Class B Common Stock and/or Class C Common Stock original issue price, as applicable, by the Class B Common Stock and/or Class C Common Stock conversion price in effect at the time of the conversion, as applicable. Such conversion prices, and the rate at which shares of Class B Common Stock and Class C Common Stock may be converted into shares of Class A Common Stock, shall be subject to adjustments, for occurrences such as stock splits and combinations, certain dividends, and distributions, and mergers or reorganizations.

All outstanding shares of Class B Common Stock and Class C Common Stock shall automatically be converted into shares of Class A Common Stock at the then effective conversion rate, upon the earlier of: (a) the closing of the sale of shares of Class A Common Stock to the public at a price of at least $14.65 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class A Common Stock), in a firm-commitment underwritten public offering, resulting in at least $75.0 million of proceeds, or (b) the date and time, or the occurrence of an event, specified by a vote or written consent of at least 50% of the holders of shares of Class B Common Stock and Class C Common Stock (voting together, and on an as-converted basis).

In addition, each share of Class C Common Stock shall automatically convert into one share of Class B Common Stock upon any transfer or sale of such share of Class C Common Stock by Shionogi or any affiliate thereof to a third party not affiliated with Shionogi.

As of December 31, 2023 and 2022, the Company has reserved the following shares of common stock for potential conversion of outstanding Preferred Stock and the exercise of stock options:

	December 31,
	2023	2022
Redeemable convertible preferred stock	24,224,663	24,224,663
Options to purchase common stock	6,348,194	5,300,819

	30,572,857	29,525,482

13. STOCK-BASED COMPENSATION

In July 2017, the Board of Directors adopted the 2017 Stock Incentive Plan (“2017 Plan”), which provides for the issuance of incentive awards and restricted share awards to employees, officers, directors, advisors, and outside consultants for the purchase of up to 600,000 shares of common stock. The 2017 Plan was further amended in March 2020, May 2021, April 2022, October 2022, December 2022, and December 2023 to increase the availability for the issuance of awards up to 7,929,709 shares of Class A common stock.

The options granted generally vest over 48 months. Certain stock options and restricted stock awards provide for accelerated vesting on a change in control, as defined in the respective agreement.

As of December 31, 2023, 1,431,254 shares were available for issuance under the 2017 Plan.

The following table summarizes the stock option activity during the year ended December 31, 2023:

	Options and Awards Outstanding	Weighted- Average Exercise Price	Weighted- Average Contractual Term (In years)	Aggregate Intrinsic Value (In thousands)
Outstanding at January 1, 2023	5,300,819	$1.27	7.02	$8,944
Granted	1,155,500	2.96
Exercised	(27,000)	1.56		56
Expired	(12,500)	2.03
Forfeited	(68,625)	2.25

Outstanding at December 31, 2023	6,348,194	$1.57	6.93	$12,973

Options exercisable at December 31, 2023	4,417,594	$1.12	6.12	$10,983
Vested and expected to vest at December 31, 2023	6,348,194	$1.57	6.93	$12,973

The weighted-average grant date fair value of the options granted during the years ended December 31, 2023 and 2022 was $2.06 and $1.51, respectively. The aggregate grant date fair value of stock options vested during the years ended December 31, 2023 and 2022 were $1.48 million and $1.00 million, respectively. The

Company utilizes estimates and assumptions in determining the fair value of common stock, including equity-based awards. The Company utilized various valuation methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, to estimate the fair value of common shares. Each valuation methodology includes estimates and assumptions that require the Company’s judgment. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which the Company sold convertible preferred shares, the superior rights and preferences of the convertible preferred shares senior to common shares at the time, and a probability analysis of various liquidity events, such as a public offering or sale of the company, under differing scenarios. Changes to the key assumptions used in the valuations could result in different fair values of common shares at each valuation date.

Unrecognized stock-based compensation expense related to unvested stock options was approximately $3.2 million as of December 31, 2023, to be recognized over a weighted average period of 1.40 years.

The fair value of the options granted was determined using Black-Scholes with the following assumptions:

	2023	2022
Risk-free interest rate	3.76 – 4.49%	1.85 – 3.69%
Expected dividend yield	—	—
Expected term (years)	5.92 – 6.11	5.51 – 6.14
Expected volatility	76.13 – 77.27%	71.52 – 75.56%

The Company recorded stock-based compensation expense of $1.6 million and $1.0 million related to the issuance of stock options awards during the years ended December 31, 2023 and 2022, respectively.

Restricted Stock—Shares of restricted stock generally had similar vesting terms as stock options. For the year ended December 31, 2022, the Company recognized compensation expense for restricted stock of $9 thousand. As of December 31, 2022, all restricted stock had vested. The fair value of restricted stock was immaterial.

Stock-based Compensation Expense—The Company recognized the following compensation cost related to employee and non-employee stock-based compensation activity for the periods presented below (in thousands):

	Years Ended December 31,
	2023	2022
Research and development	$496	$299
General and administrative	1,065	688

Total	$1,561	$987

14. INCOME TAXES

The Company has no current or deferred income tax expense or benefit for the years ended December 31, 2023 and 2022, due to the Company’s net and comprehensive losses.

A reconciliation of the statutory federal income tax with the provision for income taxes are as follows:

	Years Ended December 31,
	2023	2022
Federal tax at statutory rates	(21.0)%	(21.0)%
Research credit	(3.4)	(6.2)
Change in valuation allowance	30.7	36.2
State tax	(7.2)	(9.4)
Other adjustments	0.9	0.4

Effective tax rates	0.0%	0.0%

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The components of deferred income taxes are as follows (in thousands):

	December 31,
	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$18,357	$14,781
Research and development expenses	13,026	5,057
Credit carryforwards	8,222	5,477
Investment in Joint Venture	9,781	—
Stock compensation	1,885	1,468
Other	152	—

Total deferred tax assets	51,423	26,783
Valuation allowance	(51,423)	(26,783)

Total gross deferred tax assets, net of valuation allowance	$—	$—

The valuation allowance increased $24.6 million in 2023 and $9.5 million in 2022 as a result of an increase in the net operating loss (“NOL”), an increase of research and development credits carryforwards and the tax effect on the investment in SASS. The Company continues to monitor the need for a valuation allowance based on the profitability of its future operations. Total valuation allowance for the net deferred tax assets totaled $51.4 million and $26.8 million at December 31, 2023 and 2022, respectively.

When realization of the deferred tax asset is more likely than not to occur, the benefit related to the deductible temporary differences attributable to operation is recognized as a reduction of income tax expense. Valuation allowances are provided against deferred tax assets when, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. The Company cannot be certain that future taxable income will be sufficient to realize its deferred tax assets, and accordingly, a full valuation allowance has been provided on its net deferred tax assets.

At December 31, 2023, the Company has $67.0 million of federal and $67.0 million of state NOL carryforwards. Of the amount of federal and state NOL carryforwards, $66.8 million can be carried forward indefinitely. The remaining federal and state NOL carryforwards begin to expire in 2037, unless previously utilized.

At December 31, 2022, the Company had $54.5 million of both federal and state NOL carryforwards.

At December 31, 2023 and 2022, the Company had federal research and development tax carryovers of $5.5 million and $2.9 million, respectively. The federal and state research credit carryforwards will begin to expire in 2037 and 2034, respectively, unless previously utilized.

Beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures immediately in the year incurred and requires taxpayers to capitalize and amortize them over five years pursuant to IRC Section 174. The mandatory capitalization requirement had no impact to the overall deferred tax assets due to the Company’s loss position and full valuation allowance.

Pursuant to Section 382 and 383 of the Internal Revenue Code, utilization of the Company’s NOL carryforwards and research and development credits may be subject to an annual limitation in the event of any significant future changes in its ownership interest of significant stockholders by more than 50% over a three-year period. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and research and development tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2023 and 2022, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s consolidated statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. All years remain open and are subject to examination by federal and state taxing authorities.

15. EMPLOYEE RETIREMENT PLAN

The Company maintains a 401(k) plan created in 2018 for the benefit of its employees. All employees who have attained the age of 21 are eligible to participate in the 401(k) plan as of the first entry date, as defined by the 401(k) plan document, following the employment date. Each employee can contribute a percentage of compensation up to a maximum of the statutory limits per year. Company contributions are discretionary. Contributions of $0.2 million and $0.1 million were made during the years ended December 31, 2023 and 2022, respectively.

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 1, 2024, which is the date of the consolidated financial statements were available to be issued. On June 26, 2023, the Company entered into a new operating lease agreement with a related party for office space in Cambridge, Massachusetts. The term of this lease is 60 months from the commencement date of January 26, 2024, when the new office space was available for use by the Company. The future minimum lease payments required under the operating lease are as follows (in thousands):

2024	$251
2025	301
2026	310
2027	319
2028	328
2029	27

Total future minimum lease payments	$1,536

Through and including    , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

    Shares

Common Stock

P R O S P E C T U S

BofA Securities

Jefferies

Evercore ISI

BTIG

    , 2024

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Apnimed, Inc. in connection with the sale of our common stock being registered. All amounts are estimates except for the SEC, registration fee, FINRA filing fee, Nasdaq Global Market initial listing fee, and listing fee.

Item	Amount
SEC registration fee	$		*
FINRA filing fee	$		*
Nasdaq Global Market listing fee	$		*
Printing expenses	$		*
Legal fees and expenses	$		*
Accounting fees and expenses	$		*
Transfer agent fees and expenses	$		*
Miscellaneous expenses	$		*

Total		$ *

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our seventh amended and restated certificate of incorporation that will be in effect upon the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and our second amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the DGCL.

We plan to enter into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Apnimed, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Apnimed, Inc.

At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

Series C-1 Preferred Stock

•

In April 2022, we completed an offering of our Series C-1 preferred stock to various investors. We issued an aggregate of 4,222,581 shares of our Series C-1 preferred stock for total gross proceeds of approximately $37.5 million.

Series C-2 Preferred Stock

•

In October 2022, we completed an offering of our Series C-2 preferred stock to various investors. We issued an aggregate of 2,252,042 shares of our Series C-2 preferred stock for total gross proceeds of approximately $25.0 million.

Series C-3 Preferred Stock

•

In December 2022, we completed an offering of our Series C-3 preferred stock to various investors. We issued an aggregate of 7,184,033 shares of our Series C-3 preferred stock for total gross proceeds of approximately $79.7 million.

Class B and Class C Common Stock

•

In November 2023, we issued to Shionogi 2,752,091 shares of Class B common stock at a purchase price of $12.7176 per share and 196,577 shares of Class C common stock at a purchase price of $12.7176 per share, for a total purchase price of $37,499,980.

Equity Awards

•

Since December 31, 2020, we have granted stock options to employees, officers, directors, and consultants, covering an aggregate of 4,607,108 shares of our common stock, having a weighted average exercise price of $3.24 per share under the 2017 Plan.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Exhibit description
1.1+	Form of Underwriting Agreement.

3.1	Sixth Amended and Restated Certificate of Incorporation, as currently in effect.

3.2+	Form of Seventh Amended and Restated Certificate of Incorporation, to be in effect after the closing of the offering.

3.3	Amended and Restated Bylaws, as currently in effect.

3.4+	Form of Second Amended and Restated Bylaws, to be in effect after the closing of the offering.

4.1+	Specimen Common Stock Certificate of Registrant.

4.2	Fourth Amended and Restated Investors’ Rights Agreement, by and among the Registrant and each of the investors listed on Schedule A thereto, dated November 1, 2023.

5.1+	Opinion of Goodwin Procter LLP.

10.1•	2017 Stock Incentive Plan of Apnimed, Inc.

10.2•	First Amendment to the 2017 Stock Incentive Plan.

10.3•	Second Amendment to the 2017 Stock Incentive Plan.

10.4•	Third Amendment to the 2017 Stock Incentive Plan.

10.5•	Fourth Amendment to the 2017 Stock Incentive Plan.

10.6•	Fifth Amendment to the 2017 Stock Incentive Plan.

10.7•	Sixth Amendment to the 2017 Stock Incentive Plan.

10.8•	Seventh Amendment to the 2017 Stock Incentive Plan.

10.9•	Eighth Amendment to the 2017 Stock Incentive Plan.

10.10•	Ninth Amendment to the 2017 Stock Incentive Plan.

10.11•	Tenth Amendment to the 2017 Stock Incentive Plan.

10.12•	Eleventh Amendment to the 2017 Stock Incentive Plan.

10.13•	Twelfth Amendment to the 2017 Stock Inventive Plan.

10.14•	Form of Restricted Stock Award Agreement, under the 2017 Stock Incentive Plan.

10.15•	Form of Non-Statutory Stock Option Agreement, under the 2017 Stock Incentive Plan.

10.16+•	Apnimed, Inc. 2024 Stock Option and Incentive Plan.

10.17+•	Forms of Incentive Stock Option Agreement, Non-Qualified Stock Option Agreement for Non-Employee Directors and Non-Qualified Stock Option Agreement for Company Employees under the Apnimed, Inc. 2024 Stock Option and Incentive Plan.

10.18+•	Forms of Restricted Stock Unit Award Agreement for Non-Employee Directors and Restricted Stock Unit Award Agreement for Company Employees under the Apnimed, Inc. 2024 Stock Option and Incentive Plan.

10.19+•	Form of Restricted Stock Award Agreement under the Apnimed, Inc. 2024 Stock Option and Incentive Plan.

10.20+•	Apnimed, Inc. 2024 Employee Stock Purchase Plan.

10.21+•	Apnimed, Inc. Non-Employee Director Compensation Policy.

Exhibit Number	Exhibit description

10.22+•	Form of Indemnification Agreement by and between the Registrant and its individual directors.

10.23+•	Form of Indemnification Agreement by and between the Registrant and its individual executive officers.

10.24•	Consulting Agreement, by and between the Registrant and Joseph Avellone, dated as of June 25, 2018.

10.25•	Letter Agreement, by and between the Registrant and Lawrence G. Miller, dated June 25, 2018.

10.26•	Letter Agreement, by and between the Registrant and Dennis Molnar, dated June 25, 2018.

10.27•	Letter Agreement, by and between the Registrant and Barry Wohl, dated June 25, 2018 .

10.28•	Letter Agreement, by and between the Registrant and Ronald Farkas, dated June 25, 2018.

10.29•	Letter Agreement, by and between the Registrant and Graham Goodrich, dated December 2, 2023.

10.30•	Letter Agreement, by and between the Registrant and Regina Marek, dated December 15, 2022.

10.31+*	Amended and Restated Limited Liability Company Agreement, by and among the Registrant, Shionogi-Apnimed Sleep Science, LLC and Shionogi & Co., Ltd., dated November 1, 2023.

10.32+*	Right of First Negotiation Agreement, by and between the Registrant and Shionogi & Co., Ltd., dated November 1, 2023.

10.33+*	Master Services Agreement, by and between Shionogi-Apnimed Sleep Science, LLC and Apnimed, Inc., dated November 1, 2023.

10.34+*	License Agreement, by and between the Registrant and Shionogi-Apnimed Sleep Science, LLC, dated November 1, 2023.

10.35+*	Master Clinical Services Agreement, by and among the Registrant, Syneos Health, LLC and Syneos Health UK Limited, dated May 15, 2023.

10.36+*	Amended and Restated Exclusive Patent License Agreement, by and between the Registrant and The Brigham and Women’s Hospital, Inc., dated December 29, 2020.

10.37+	Amendment No. 1 to Amended and Restated Exclusive Patent License Agreement, by and between the Registrant and The Brigham and Women’s Hospital, Inc., dated July 27, 2023.

21.1+	Subsidiaries of the Registrant.

23.1+	Consent of Deloitte & Touche LLP, an Independent Registered Public Accounting Firm.

23.2+	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on signature page).

107+	Filing Fee Table.

+	To be filed by amendment

•	Indicates management contract or compensatory plan.

*

Portions of this exhibit (indicated by [***]) have been omitted because the registrant has determined that the information is both not material and is the type that the registrant treats as private and confidential.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

(c) Filing Fee Table

The information required to be furnished by paragraph (c) of this Item is incorporated herein by reference to Exhibit 107.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts on    , 2024.

APNIMED, INC.

By:
Name:	Lawrence G. Miller, M.D.
Title:	Chief Executive Officer

Power of Attorney

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Lawrence G. Miller, M.D. and Regina M. Marek, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

Lawrence G. Miller, M.D.	Chief Executive Officer and Director (Principal Executive Officer)	, 2024

Regina M. Marek	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2024

Joseph Avellone, M.D.	Director	, 2024

François Beaubien, Ph.D.	Director	, 2024

Isaac Cheng, M.D.	Director	, 2024

Chris Dimitropoulos	Director	, 2024

Paul Fonteyne	Director	, 2024

Dennis Molnar	Director	, 2024